Execution Version

AMENDED AND RESTATED LOAN AGREEMENT

Dated as of April 29, 2025

among

IDC TECHNOLOGIES, INC.,
LYNEER INVESTMENTS, LLC,
LYNEER HOLDINGS, INC., and
LYNEER STAFFING SOLUTIONS, LLC,
each as a Borrower

CERTAIN FINANCIAL INSTITUTIONS,
as Lenders,

and

SPP CREDIT ADVISORS LLC,
as Agent

TABLE OF CONTENTS

Page

TABLE OF CONTENTS
(continued)

Page

TABLE OF CONTENTS
(continued)

Page

TABLE OF CONTENTS
(continued)

Page

TABLE OF CONTENTS
(continued)

Page

SCHEDULES

EXHIBITS

The Liens granted by one or more of the Loan Parties to secure the indebtedness and other obligations of such Loan Parties incurred or arising under or evidenced by this Agreement (including the rights and obligations evidenced by any agreement, document or instrument issued pursuant to this Agreement) are subject to the provisions of the following:

(1) with respect to the Lyneer Borrowers, the ABL Intercreditor Agreement as defined in this Agreement; and

(2) with respect to the Loan Parties, the BMO Intercreditor Agreement as defined in this Agreement.

AMENDED AND RESTATED LOAN AGREEMENT

This AMENDED AND RESTATED LOAN AGREEMENT (this "Agreement") is entered into as of April 29, 2025, by and among IDC TECHNOLOGIES, INC., a California corporation ("IDC"), LYNEER INVESTMENTS, LLC, a Delaware limited liability company ("Lyneer Investments"), LYNEER HOLDINGS, INC., a Delaware corporation ("Lyneer Holdings") and LYNEER STAFFING SOLUTIONS, LLC, a Delaware limited liability company ("Lyneer Staffing", and together with IDC, Lyneer Investments, Lyneer Holdings and each other Person that executes a joinder to this Agreement as a borrower, whether pursuant to Section 7.12 or otherwise, each a "Borrower" and collectively, the "Borrowers"), the Guarantors party hereto, EACH LENDER FROM TIME TO TIME PARTY HERETO (collectively, the "Lenders" and individually, a "Lender"), and SPP CREDIT ADVISORS LLC ("SPP"), as Agent for each Lender (in such capacity, the "Agent").

Preliminary Statements

A. On the Original Closing Date, the Borrowers, the Agent, and the Persons party thereto as lenders entered into that certain Loan Agreement, dated as of the Original Closing Date (as thereafter amended, modified, restated, or supplemented from time to time prior to the date hereof, the "Existing Loan Agreement"), which Existing Loan Agreement has been amended by each of the following, in each instance by and among the Borrowers, the Lenders and the Agent:

(1) Limited Waiver and First Amendment to Loan Agreement dated as of July 22, 2022;
(2) Second Amendment to Loan Agreement dated as of November 15, 2022;
(3) Limited Waiver and Third Amendment to Loan Agreement dated as of May 5, 2023;
(4) Fourth Amendment to Loan Agreement dated as of June 30, 2023;
(5) Fifth Amendment to Loan Agreement and Forbearance Agreement dated as of August 31, 2023;
(6) Seventh Amendment to Loan Agreement and Forbearance Agreement dated as of January 30, 2024;
(7) Limited Consent and Eighth Amendment to Loan Agreement and Forbearance Agreement dated as of April 17, 2024;
(8) Limited Consent and Ninth Amendment to Loan Agreement and Forbearance Agreement dated as of June 18, 2024;
(9) Tenth Amendment to Loan Agreement and Forbearance Agreement dated as of August 12, 2024;
(10) Eleventh Amendment to Loan Agreement dated as of December 31, 2024; and
(11) Twelfth Amendment to Loan and Security Agreement dated as of March 17, 2025

B. That certain Sixth Amendment and Forbearance Agreement, dated as of January 16, 2024, was executed with respect to the Existing Loan Agreement; however, the conditions thereto did not occur timely and such amendment did not become effective.

C. Pursuant to the Existing Loan Agreement, the Lenders party thereto from time to time have extended credit and certain other financial accommodations to, or for the benefit of, the Borrowers on the terms and conditions set forth therein.

D. In connection with the Existing Loan Agreement, the Borrowers and certain other Affiliates of IDC also entered into various other Loan Documents (as defined in the Existing Loan Agreement) with the Agent for the benefit of the Agent and the Lenders and certain other Persons as therein described, including, without limitation, the Security Instruments (as defined in the Existing Loan Agreement) (collectively, as amended, modified, restated, or supplemented from time to time prior to the date hereof, the "Existing Security Instruments"). Pursuant to the Existing Security Instruments, the Agent was granted, for the benefit of itself and all of the other financial institutions party to the Existing Loan Agreement, a security interest in and lien upon substantially all of the Collateral (as defined in the Existing Loan Agreement) as security for the Obligations (as defined in the Existing Loan Agreement).

F. Effective as of June 18, 2024, SeqLL Merger LLC was merged with and into Lyneer Investments (the "Lyneer Merger") as evidenced by a Certificate of Merger of Domestic Limited Liability Companies filed with the State of Delaware on such date and pursuant to the terms of that certain Agreement and Plan of Reorganization, dated as of May 29, 2023, as amended on June 23, 2023, and as further amended on June 22, 2023, October 5, 2023, October 17, 2023, November 3, 2023, January 16, 2024 and April 15, 2024 (as amended, the "Lyneer Merger Agreement"), among SeqLL, Inc., SeqLL Merger LLC, Atlantic Acquisition Corp., Atlantic Merger LLC, Lyneer Investments, Lyneer Management, LLC and IDC. As a result of the Lyneer Merger, Atlantic International Corp. is now the owner of all issued and outstanding membership interests in Lyneer Investments.

G. On the Restatement Closing Date, the following transactions are contemplated to occur:

(1) Lyneer Staffing and the ABL Lender will enter into the ABL Credit Agreement and ABL Loan Documents pursuant to which, among other things, (a) ABL Loans will be advanced to Lyneer Staffing on the Restatement Closing Date, (b) a portion of the proceeds of which ABL Loans shall be used on such date to repay a portion of the BMO Obligations pursuant to, and in an amount of, the BMO Repayment, and (c) the ABL Obligations will be secured by Liens granted by Lyneer Staffing on certain of its property and assets, which Liens shall be subject to the terms and provisions of the ABL Intercreditor Agreement; and

(2) In each case as reasonably acceptable to the Agent: (a) the BMO Obligations remaining outstanding after giving effect to the BMO Repayment will be repaid in accordance with the BMO Credit Agreement and the other BMO Loan Documents as amended as of the Restatement Closing Date, (b) pursuant to such amendments, the covenants applicable to the Lyneer Borrowers will be limited to reporting and payment covenants and any default of IDC under the BMO Loan Documents will not cross-default any Lyneer Borrower, among other things, and (c) the BMO Obligations will secured by the collateral previously securing such obligations except that (i) the BMO Agent's Liens on the assets of the Lyneer Borrowers will be secured on a third-priority basis subordinate to the Liens of the ABL Lender and the Agent thereon pursuant to an intercreditor agreement between the ABL Lender and the BMO Agent and the BMO Intercreditor Agreement, respectively, and (ii) the BMO Obligations will also be secured on a first-priority basis by an identified number of shares of common stock of Atlantic International acceptable to the Agent (all of the aforesaid matters referred to in this clause (2), including, without limitation, the aforesaid repayment and changes to the security for the BMO Obligations, are referred to herein individually and collectively as the "BMO Amendments").

H. The Loan Parties have now requested that the Agent and the Lenders amend and restate the Existing Loan Agreement to, among other things, facilitate the transactions referred to in paragraph G of the Preliminary Statements above.

I. The Agent and the Lenders are willing to do so, but solely on the terms and conditions set forth in this Agreement.

J. In consideration of the mutual covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE I
DEFINITIONS AND ACCOUNTING TERMS

1.01 Defined Terms. As used in this Agreement, the following terms shall have the meanings set forth below:

"ABL Credit Agreement" means the Loan and Security Agreement, dated as of the Restatement Closing Date, by and between the ABL Lender, as lender, and Lyneer Staffing, as borrower, as the same may be amended, restated, adjusted, waived, renewed, modified, refunded, replaced, restated, restructured, increased, supplemented or refinanced in whole or in part from time to time in accordance with this Agreement and the ABL Intercreditor Agreement.

"ABL Facility" means the credit facility consisting of the Advances (as defined in the ABL Credit Agreement) or any similar term (including, without limitation, the Revolving Credit Loans as defined herein) and other loans or extensions of credit made under the ABL Credit Agreement from time to time.

"ABL Intercreditor Agreement" means that certain Intercreditor Agreement, dated as of the Restatement Closing Date, between the Agent and the ABL Lender, and acknowledged by the Lyneer Borrowers, as amended from time to time to the extent permitted thereunder.

"ABL Lender" means North Mill Capital LLC (d/b/a SLR Business Credit) as the "Lender" as defined in the ABL Credit Agreement.

"ABL Loan Documents" means the ABL Credit Agreement and any related notes, guarantees, collateral documents, instruments and agreements constituting Loan Documents (as defined in the ABL Credit Agreement), and in each case, as amended, restated, adjusted, waived, renewed, modified, refunded, replaced, restated, restructured, increased, supplemented or refinanced in whole or in part from time to time in accordance with this Agreement and the ABL Intercreditor Agreement.

"ABL Obligations" means the Obligations (as defined in the ABL Credit Agreement).

"Account" means "accounts" as defined in the UCC.

"Account Debtor" means any Person who is or may become obligated under or on account of any Account, Contractual Obligation, Chattel Paper or General Intangible.

"ACH" means automated clearing house transfers.

"Acquisition" means (a) the acquisition of a controlling Equity Interest or other ownership interest in or Control of another Person, whether by purchase of such Equity Interest or other ownership interest or upon exercise of an option or warrant for, or conversion of securities into, such Equity Interest or other

ownership interest, or (b) the acquisition of assets of another Person which constitute all or substantially all of the assets of such Person or of a line or lines of business conducted by such Person, whether in one or a series of related transactions or (c) the merger, consolidation or combination of a Loan Party or Subsidiary thereof with another Person.

"Agent" means SPP, in its capacity as agent for the Lenders under any of the Loan Documents, or any successor agent.

"Agent's Office" means the Agent's address and, as appropriate, account as set forth on Schedule 11.02, or such other address or account as the Agent may from time to time notify to the Borrower Agent and the Lenders.

"Additional Collateral Documents" means each fixed or floating charge, debenture, deed, mortgage, security document, filing, assignment or security instrument or other similar instrument or agreement, in form and substance reasonably satisfactory to the Agent, executed by any Loan Party with or in favor of the Agent in order to grant Liens on the Equity Interests of and real, personal or mixed property of any Loan Party organized or incorporated in any jurisdiction other than the United States to secure the Obligations.

"Administrative Questionnaire" means an Administrative Questionnaire in a form supplied by the Agent.

"Affected Financial Institution" means (a) any EEA Financial Institution or (b) any UK Financial Institution.

"Affiliate" means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified. For the purposes of (a) Section 8.08 and (b) the proviso to the definition of "Eligible Assignee" only, a Person shall be deemed to be Controlled by another Person if such other Person possesses, directly or indirectly, power to vote 10% or more of the securities having ordinary voting power for the election of directors, managing general partners or the equivalent or is an officer or director of the specified Person.

"Agent Indemnitee" has the meaning specified in Section 11.04(c).

"Agent Indemnitee Liabilities" has the meaning specified in Section 11.04(c).

"Aggregate Accrual" has the meaning specified in Section 2.08(e).

"Agreement" means this Amended and Restated Loan Agreement.

"Allocable Amount" has the meaning specified in Section 2.15(c)(ii).

"ALTA Survey" means a survey satisfactory to the Agent prepared in accordance with the standards adopted by the American Land Title Association and the American Congress on Surveying and Mapping in 1997, known as the "Minimum Standard Detail Requirements of Land Title Surveys" and sufficient form to satisfy the requirements any applicable title insurance company to provide extended coverage over survey defects and shall also show the location of all easements, utilities, and covenants of record, dimensions of all improvements, encroachments from any adjoining property, and certify as to the location of any flood plain area affecting the subject Real Property.

"Anti-Corruption Laws" means all Laws of any jurisdiction applicable to a Loan Party or any of their Subsidiaries from time to time targeting or relating to bribery or corruption, including the FCPA and the UK Bribery Act 2010.

"Anti-Money Laundering Laws" means all Laws applicable to a Loan Party or its Subsidiaries related to terrorism financing or money laundering, including Executive Order No. 13224, the Currency and Foreign Transactions Reporting Act of 1970 (otherwise known as the Bank Secrecy Act), the PATRIOT Act, and the Money Laundering Control Act of 1986.

"Applicable Percentage" means, with respect to any Lender at any time, the percentage (carried out to the ninth decimal place) of the aggregate outstanding principal amount of the Loans represented by the outstanding principal amount of the Loans of such Lender at such time. The initial Applicable Percentage is set forth opposite the name of such Lender on Schedule 2.01 or in the Assignment and Assumption pursuant to which such Lender becomes a party hereto, as applicable.

"Approved Fund" means any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

"Assignment and Assumption" means an assignment and assumption entered into by a Lender and an Eligible Assignee (with the consent of any party whose consent is required by Section 11.06(b)), and accepted by the Agent, in substantially the form of Exhibit E or any other form approved by the Agent.

"Atlantic Bridge Loan" means, collectively, Obligations (as defined under the Atlantic Bridge Loan) or any other loan or extension of credit from time to time made pursuant to the Atlantic Bridge Loan Agreement, which as of the Restatement Closing Date comprises original principal of $1,950,000 and $85,793.14 in capitalized PIK interest for a total of $2,035,793.14.

"Atlantic Bridge Loan Agreement" means that certain Credit Agreement, dated as of June 18, 2024, by and among Atlantic International, the guarantors from time to time a party thereto (which as of the Restatement Closing Date will include the Lyneer Borrowers), SPP Credit Advisors LLC, as administrative agent, and the lenders from time to time a party thereto, as amended by that certain First Amendment to Credit Agreement dated as of July 22, 2024, and as the same may be further amended, restated, adjusted, waived, renewed, modified, refunded, replaced, restated, restructured, increased, supplemented or refinanced in whole or in part from time to time.

"Atlantic Bridge Loan Subordination Agreement" means that certain Subordination Agreement, dated as of June 18, 2024, by and among SPP Credit Advisors LLC, in its capacity as the administrative agent under the Atlantic Bridge Loan Agreement, the Original BMO Agent and Atlantic International.

"Atlantic International" means Atlantic International Corp., a Delaware corporation.

"Atlantic International Payments" means payments or incurrence of obligations of any kind (other than those owing to the Agent or the Lenders) by the Lyneer Borrowers to Atlantic International, including but not limited to Restricted Payments, payment of expenses, guaranty or otherwise.

"Atlantic Pledge Agreement" means that certain Limited Guaranty and Equity Pledge Agreement, dated as of June 18, 2024, executed by Atlantic International to and in favor of the Agent for the benefit of the Secured Parties.

"Attributable Indebtedness" means, on any date, (a) in respect of any Capital Lease of any Person, the capitalized amount thereof that would appear on a balance sheet of such Person prepared as of such date

in accordance with GAAP, and (b) in respect of any Synthetic Lease Obligation, the capitalized amount of the remaining lease payments under the relevant lease that would appear on a balance sheet of such Person prepared as of such date in accordance with GAAP if such lease were accounted for as a Capital Lease.

"Audited Financial Statements" means the audited Consolidated balance sheet of the applicable Consolidated Group for the most recent Fiscal Year ended, and the related Consolidated statements of income or operations, retained earnings and cash flows for such Fiscal Year of such Consolidated Group, including the notes thereto.

"Auditor" has the meaning specified in Section 7.01(a).

"Availability" means, as of any date of determination, the maximum amount of Revolving Credit Loans (as defined in the ABL Credit Agreement) then available to be advanced under the ABL Credit Agreement, which maximum amount, as of the Restatement Closing Date, is the remainder of (a) the lesser of the Advance Limit (as defined in the ABL Credit Agreement) or the Borrowing Base (as defined in the ABL Credit Agreement) minus (b) the aggregate outstanding principal amount of the Advances (as defined in the ABL Credit Agreement), provided that, for the avoidance of doubt, the Availability shall be deemed be zero at any time when the ABL Lender is not obligated to make or advance any Revolving Credit Loans (as defined in the ABL Credit Agreement) thereunder (for example, during the existence of a an Event of Default (as defined in the ABL Credit Agreement).

"Bail-In Action" means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

"Bail-In Legislation" means, (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, regulation rule or requirement for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other insolvency proceedings).

"Bankruptcy Code" means Title 11 of the United States Code.

"Beneficial Ownership Certification" means a certification regarding beneficial ownership required by the Beneficial Ownership Regulation, which certification shall be substantially similar in form and substance to the form of Certification Regarding Beneficial Owners of Legal Entity Customers published jointly, in May 2018, by the Loan Syndications and Trading Association and Securities Industry and Financial Markets Association.

"Beneficial Ownership Regulation" means 31 C.F.R. § 1010.230.

"Benefit Plan" means any of (a) an "employee benefit plan" (as defined in ERISA) that is subject to Title I of ERISA, (b) a "plan" as defined in Section 4975 of the Code or (c) any Person whose assets include (for purposes of ERISA Section 3(42) or otherwise for purposes of Title I of ERISA or Section 4975 of the Code) the assets of any such "employee benefit plan" or "plan".

"BHC Act Affiliate" has the meaning specified in Section 11.21(b).

"Blue Arrow" means Blue Arrow Holdings Limited, a United Kingdom private limited company.

"BMO Agent" means BMO Bank N.A. (f/k/a BMO Harris Bank N.A.) as Agent under the BMO Credit Agreement together with its permitted successors and assigns.

"BMO Atlantic Shares" means $14,000,000 (valued as of the Business Day immediately prior to the Restatement Closing Date) in common shares of Atlantic International transferred to the BMO Agent on the Restatement Closing Date by IDC pursuant to the BMO Atlantic Share Documents (as defined in the BMO Credit Agreement) by IDC in favor of BMO dated as of the Restatement Closing Date.

"BMO Credit Agreement" means the Amended and Restated Credit Agreement, dated as of the Restatement Closing Date, by and among, the Borrowers, the BMO Agent and the lenders from time to time a party thereto, as amended, restated, adjusted, waived, renewed, modified, refunded, replaced, restated, restructured, increased, supplemented or refinanced in whole or in part from time to time in accordance with this Agreement and the BMO Intercreditor Agreement.

"BMO Facility" means the loan facility evidenced by the BMO Loan Documents which provides for the extension and repayment of the BMO Obligations.

"BMO Intercreditor Agreement" means that certain Amended and Restated Intercreditor Agreement between the Agent and the BMO Agent, and acknowledged by the Loan Parties, dated as of the Restatement Closing Date and in form and substance acceptable to the Agent, as amended, supplemented or otherwise modified from time to time to the extent permitted under such Intercreditor Agreement.

"BMO Lenders" means the Lenders (as defined in the BMO Credit Agreement).

"BMO Loan Documents" means the BMO Credit Agreement and any related notes, guarantees, collateral documents, instruments and agreements constituting "Loan Documents" (or similar term under the BMO Credit Agreement) in each case from time to time executed in connection with or pursuant to the BMO Credit Agreement and as amended, restated, adjusted, waived, renewed, modified, refunded, replaced, restated, restructured, increased, supplemented or refinanced in whole or in part from time to time in accordance with this Agreement and the BMO Intercreditor Agreement.

"BMO Obligations" means the Obligations (as defined in the BMO Credit Agreement) or any loan or extension of credit made or outstanding under the BMO Credit Agreement.

"BMO Amendments" has the meaning specified in the Preliminary Statements hereto.

"BMO Repayment" means a payment of the Original BMO Obligations in the amount of all but $6,000,000 of such BMO Obligations (plus $1,000,000 exit fee) from the proceeds of the initial loans advanced to Lyneer Staffing under the ABL Facility.

"Board of Directors" means, with respect to any Person, (a) in the case of any corporation, the board of directors of such Person or any committee thereof duly authorized to act on behalf of such board, (b) in the case of any limited liability company, the board of managers or board of directors or sole member or manager of such Person or any Person or any committee thereof duly authorized to act on behalf of such board, (c) in the case of any partnership, the Board of Directors of a general partner of such Person and (d) in any other case, the functional equivalent of the foregoing.

"Borrower Agent" has the meaning specified in Section 2.15(g).

"Borrowers" has the meaning specified in the introductory paragraph hereto.

"Business Day" means any day other than a Saturday, Sunday or other day on which commercial banks are authorized to close under the Laws of, or are in fact closed in, the state where the Agent's Office is located.

"Capital Leases" means all leases that have been or should be, in accordance with GAAP, recorded as capitalized leases.

"Capital Raise" means any issuance or Disposition of any Indebtedness or Equity Interests after the Initial Capital Raise of or by (a) any Loan Party or Subsidiary or Affiliate thereof or (b) Atlantic International or any Subsidiary or Affiliate thereof, in the case of (a) or (b) whether by a Loan Party or any Subsidiary or Affiliate thereof, Atlantic International or any Subsidiary or Affiliate thereof, or any other Person.

"Cash Equivalents" means any of the following types of property, to the extent owned by any Person free and clear of all Liens (other than Liens under the Security Instruments, the ABL Loan Documents and/or the BMO Loan Documents):

(a) cash, denominated in Dollars;

(b) readily marketable direct obligations of the government of the United States or any agency or instrumentality thereof, or obligations the timely payment of principal and interest on which are fully and unconditionally guaranteed by the government of the United States or any state or municipality thereof, in each case so long as such obligation has an investment grade rating by S&P and Moody's;

(c) commercial paper rated at least P-1 (or the then equivalent grade) by Moody's and A-1 (or the then equivalent grade) by S&P, or carrying an equivalent rating by a nationally recognized rating agency if at any time neither Moody's nor S&P shall be rating such obligations;

(d) insured certificates of deposit or bankers' acceptances of, or time deposits with any Lender or with any commercial bank that (i) is a member of the Federal Reserve System, (ii) issues (or the parent of which issues) commercial paper rated as described in the first portion of clause (c) above, (iii) is organized under the laws of the United States or of any state thereof and (iv) has combined capital and surplus of at least $500,000,000;

(e) readily marketable general obligations of any corporation organized under the laws of any state of the United States of America, payable in the United States of America, expressed to mature not later than twelve months following the date of issuance thereof and rated A or better by S&P or A3 or better by Moody's; and

(f) readily marketable shares of investment companies or money market funds that, in each case, invest solely in the foregoing Investments described in clauses (a) through (e) above.

"Cash Interest Rate" means five percent (5.00%) per annum.

"CERCLA" means the Comprehensive Environmental Response, Compensation and Liability Act of 1980.

"CERCLIS" means the Comprehensive Environmental Response, Compensation and Liability Information System maintained by the U.S. Environmental Protection Agency.

"Change in Law" means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation, implementation or application thereof by any Governmental Authority or (c) the making or issuance of any request, rule, guideline or directive (whether or not having the force of law) by any Governmental Authority; provided that notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a "Change in Law", regardless of the date enacted, adopted or issued.

"Change of Control" means an event or series of events by which:

(a) Prateek Gattani shall cease to own and control, beneficially and of record, both (i) in excess of 50.1% of the issued and outstanding Equity Interests of IDC and (ii) a sufficient percentage of the issued and outstanding Equity Interests of IDC to control its board of directors;

(b) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan) becomes the "beneficial owner" (as defined in Rules 13d-4 and 13d-6 under the Exchange Act, except that a person or group shall be deemed to have "beneficial ownership" of all securities that such person or group has the right to acquire (such right, an "option right"), whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of 50.1% or more of the Equity Interests of IDC on a fully-diluted basis (and taking into account all such Equity Interests that such person or group has the right to acquire pursuant to any option right);

(c) during any period of 24 consecutive months, a majority of the members of the board of directors or other equivalent governing body of Atlantic International cease to be composed of individuals (i) who were members of that board or equivalent governing body on the first day of such period, (ii) whose election or nomination to that board or equivalent governing body was approved by individuals referred to in clause (i) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body or (iii) whose election or nomination to that board or other equivalent governing body was approved by individuals referred to in clauses (i) and (ii) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body;

(d) (i) any Borrower shall fail to own and control, beneficially and of record (directly or indirectly), 100% of the issued and outstanding Equity Interests of each of its Subsidiaries, or (ii) in the case of Lyneer Investments, any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan) becomes the "beneficial owner" (as defined in Rules 13d-4 and 13d-6 under the Exchange Act, except that a person or group shall be deemed to have "beneficial ownership" of all securities that such person or group has the right to acquire (such right, an "option right"), whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of 35% or more of the Equity Interests of Atlantic International on a fully-diluted basis (taking into account all such Equity Interests that such person or group has the right to acquire pursuant to any option right but excluding (a) shares of Atlantic International owned by IDC prior to the Restatement Closing Date to the extent transferred by the BMO Agent, the Agent or their respective transferees or designees and (b) up to 20% of outstanding shares of Atlantic International issued to Blue Arrow. (or its owners reasonably acceptable to the Agent confirmed in writing) in connection with the consummation of an acquisition of Blue Arrow);

(e) Atlantic International shall fail to own and control, beneficially and of record (directly or indirectly), 100% of the issued and outstanding Equity Interests of each of its Subsidiaries (including, without limitation, the Lyneer Loan Parties);

(f) any transaction or series of transactions constituting the Disposition of more than 51% of the value of the consolidated tangible assets of the Loan Parties and their Subsidiaries as of the Restatement Closing Date; or

(g) any "change of control" or similar event under the Organization Documents of any Borrower, under any ABL Loan Document, under any BMO Loan Document or under any Subordinated Debt Document to which any Borrower is a party.

"Code" means the Internal Revenue Code of 1986, as amended.

"Collateral" means, collectively, all of the real and personal property of the Loan Parties or any other Person in which the Agent or any Secured Party is granted a Lien under any Security Instrument as security for all or any portion of the Obligations or any other obligation arising under any Loan Document (other than, for avoidance of doubt, the Excluded Collateral).

"Commodity Exchange Act" means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.

"Communication" means this Agreement, any Loan Document and any document, amendment, waiver, forbearance, approval, consent, information, notice, certificate, request, statement, disclosure or authorization related to any Loan Document (including any Assignment and Assumption).

"Compliance Certificate" means a certificate substantially in the form of Exhibit B, which shall contain calculations of the financial covenants set forth in Section 8.12 and representations regarding the compliance therewith by the Loan Parties and their Subsidiaries.

"Consolidated" means the consolidation, in accordance with GAAP, of the financial condition or operating results of such Person and its Subsidiaries.

"Consolidated Capital Expenditures" means, with respect to the applicable Consolidated Group, determined on a Consolidated basis as to such Consolidated Group, for the applicable Measurement Period, the sum of (without duplication) all expenditures (whether paid in cash or accrued as liabilities) by such Consolidated Group during such period for items that would be classified as "property, plant or equipment" or comparable items on the Consolidated balance sheet of such Consolidated Group, including without limitation all transactional costs incurred in connection with such expenditures provided the same have been capitalized; provided that Consolidated Capital Expenditures shall exclude any capital expenditures (a) financed with Indebtedness permitted hereunder other than Loans, (b) made with (i) Net Cash Proceeds from any Disposition described in Section 8.05(b) and (ii) proceeds of insurance arising from any casualty or other insured damage or from condemnation or similar awards with respect to any property or asset, in each case, to the extent such proceeds are reinvested within 180 days of receipt thereof.

"Consolidated EBITDA" means, with respect to the Lyneer Loan Parties Consolidated Group, EBITDA, as determined on a Consolidated basis in accordance with GAAP applied on a consistent basis, minus Restricted Payments directly or indirectly paid by any Lyneer Loan Party to Atlantic International (which for any month ending on or before March 31, 2025 shall be deemed to be $250,000 per month).

"Consolidated Fixed Charge Coverage Ratio" means, with respect to the applicable Consolidated Group, the ratio, determined on a Consolidated basis for such Consolidated Group for the applicable Measurement Period of (a) Consolidated EBITDA thereof during such period to (b) Consolidated Fixed Charges thereof during such period.

"Consolidated Fixed Charges" means, for the applicable Measurement Period, for the applicable Consolidated Group on a Consolidated basis, the sum of, without duplication, (a) Consolidated Interest Charges paid or required to be paid thereby in cash during such period (but specifically excluding the amount of any interest that is paid-in-kind or otherwise capitalized in accordance with the term of such Indebtedness), plus (b) all principal repayments of Consolidated Specified Indebtedness made or required to be paid thereby during such period, plus (c) the aggregate amount of federal, state, local and foreign income taxes paid in cash, in each case, of or by the Consolidated Group during such period, plus (d) all Restricted Payments made in cash during such period.

"Consolidated Group" means (a) with respect to the financial statements of the Lyneer Borrowers and any financial covenants applicable to the Lyneer Loan Parties, each of the Lyneer Loan Parties and their respective Subsidiaries, including, without limitation, any Foreign Subsidiaries and (b) with respect to the financial statements of IDC and any financial covenants applicable to IDC, IDC and its Subsidiaries (excluding, for the avoidance of doubt, each of the Lyneer Loan Parties), including, without limitation, any Foreign Subsidiaries of IDC).

"Consolidated Interest Charges" means, with respect to the applicable Consolidated Group for any period ending on the date of computation thereof, "interest expense" as determined on a Consolidated basis in accordance with GAAP applied on a consistent basis.

"Consolidated Specified Indebtedness" means, as of any date of determination, for the Lyneer Loan Party Consolidated Group on a Consolidated basis, the sum of the outstanding principal amount of all Obligations and ABL Obligations.

"Consolidated Specified Leverage Ratio" means, with respect to the Lyneer Loan Parties Consolidated Group, as of the last day of any Measurement Period ending on the last day of a fiscal month or a Fiscal Quarter, as applicable, the ratio, determined on a Consolidated basis for such Consolidated Group for the applicable Measurement Period, of (a) Consolidated Specified Indebtedness of such Consolidated Group as of such date to (b) Consolidated EBITDA of such Consolidated Group for such Measurement Period.

"Contractual Obligation" means, as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.

"Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. "Controlling" and "Controlled" have meanings correlative thereto.

"Control Agreement" means, with respect to any Deposit Account, Securities Account or Commodity Account, an agreement, in form and substance reasonably satisfactory to the Agent in its discretion, among the Agent, the financial institution or other Person at which such account is maintained and the Loan Party maintaining such account, effective to grant "control" (as defined under the applicable UCC) over such account to the Agent.

"Controlled Account Bank" means each bank with whom Deposit Accounts are maintained in which any funds of any of the Loan Parties are concentrated and with whom a Control Agreement has been, or is required to be, executed in accordance with the terms hereof.

"Controlled Deposit Account" means each Deposit Account (including all funds on deposit therein) that is the subject of an effective Control Agreement and that is maintained by any Loan Party with a financial institution approved by the Agent.

"Controlled Persons" means, with respect to any Person, (a) its Subsidiaries and Affiliates, (b) its officers, directors, employees and agents, and (c) the officers, directors, employees and agents of such Subsidiaries and Affiliates.

"Copyright Security Agreement" means any copyright security agreement pursuant to which any Loan Party assigns to the Agent, for the benefit of the Secured Parties, such Person's interest in its copyrights as security for the Obligations.

"Core Business" means any material line of business conducted by the applicable Consolidated Group as of the Restatement Closing Date and any business directly related thereto.

"Covered Entity" has the meaning specified in Section 11.21(b).

"Credit Exposure" means, as to any Lender at any time, the aggregate principal amount at such time of its outstanding Loans at such time.

"Debtor Relief Laws" means the Bankruptcy Code of the United States, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief Laws of the United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

"Default" means any event or condition that constitutes an Event of Default or that, with the giving of any notice, the passage of time, or both, would unless cured or waived be an Event of Default.

"Default Rate" means an interest rate equal to (a) the Stated Rate plus (b) the greater of (i) 2% per annum and (i) the Default Rate (as defined in the ABL Credit Agreement) less the Applicable Rate (as defined in the ABL Credit Agreement).

"Default Right" has the meaning specified in Section 11.21(b).

"Deposit Account" means "deposit account" as defined in the UCC.

"Designated Jurisdiction" means, at any time, any country, region or territory which is itself the target of Sanctions broadly restricting or prohibiting dealings with such country, region or territory.

"Disposition" or "Dispose" means the sale, transfer, license, lease or other disposition (including any sale and leaseback transaction and any casualty or condemnation) of any property (including any Equity Interest), or part thereof, by any Person, including any sale, assignment, transfer or other disposal, with or without recourse, of any notes or accounts receivable or any rights and claims associated therewith.

"Disqualified Equity Interest" means any Equity Interest that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, (a) matures (excluding any maturity as the result of an optional redemption by the issuer thereof) or is

mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 180 days after the Maturity Date, (b) is convertible into or exchangeable for debt securities (unless only occurring at the sole option of the issuer thereof), (c) (i) contains any repurchase obligation that may come into effect prior to, (ii) requires cash dividend payments (other than taxes) prior to, or (iii) provides the holders thereof with any rights to receive any cash upon the occurrence of a change of control or sale of assets prior to, in each case, the date that is 180 days after the Maturity Date; provided, however, that (i) with respect to any Equity Interests issued to any employee or to any plan for the benefit of employees of any Loan Party or its Subsidiaries or by any such plan to such employees, such Equity Interest shall not constitute Disqualified Equity Interests solely because it may be required to be repurchased by any Loan Party or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations or as a result of such employee's termination, resignation, death or disability and (ii) any class of Equity Interest of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of an Equity Interest that is not a Disqualified Equity Interest, such Equity Interests shall not be deemed to be Disqualified Equity Interests and (iii) only the portion of such Equity Interests which so matures or is so mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Equity Interests.

"Division" means the creation of one or more new limited liability companies by means of any statutory division of a limited liability company pursuant to any applicable limited liability company act or similar statue of any jurisdiction. "Divide" shall have the corresponding meaning.

"Dollar" and "$" mean lawful money of the United States.

"Domestic Subsidiary" means any Subsidiary that is organized under the laws of any political subdivision of the United States (but excluding any territory or possession thereof).

"Earnout Payments" means any amount paid or to be paid pursuant to Section 2.5 of the Lyneer Acquisition Agreement (as in effect on the Original Closing Date) or any similar payments made or to be made to the sellers under the Lyneer Acquisition Documents or any other agreement related thereto (including any promissory notes evidencing such obligations).

"Earnout Subordination Agreement" means that certain Earnout Subordination Agreement, dated as of the Original Closing Date, by and among the Agent, the Loan Parties and the Lyneer Sellers.

"EEA Financial Institution" means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

"EEA Member Country" means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

"EEA Resolution Authority" means any public administrative authority or any Person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

"Electronic Record" means a record created, generated, sent, communicated, received, or stored by electronic means.

"Electronic Signature" means an electronic sound, symbol, or process attached to or logically associated with an electronic record and executed or adopted by a person with the intent to sign the Electronic Record.

"Eligible Assignee" means (a) a Lender or any of its Affiliates; (b) an Approved Fund; and (c) any other Person (other than a natural person) approved by the Agent (such approval not to be unreasonably withheld or delayed), and (ii) unless an Event of Default has occurred and is continuing, the Borrower Agent (such approval not to be unreasonably withheld or delayed); provided that, notwithstanding the foregoing, "Eligible Assignee" shall not include a Loan Party or any of the Loan Parties' Affiliates.

"Environmental Laws" means any and all federal, state, local, and foreign statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, licenses, agreements or governmental restrictions relating to pollution and the protection of the environment or the release of any materials into the environment, including those related to hazardous substances or wastes, air emissions and discharges to waste or public systems.

"Environmental Liability" means any liability, contingent or otherwise (including any liability for damages, out-of-pocket costs of environmental remediation, fines, penalties or indemnities), of a Loan Party or any of its Subsidiaries directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the release or threatened release of any Hazardous Materials into the environment or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

"Equity Interests" means, with respect to any Person, all of the shares of capital stock of or partnership or membership interest in (or other ownership or profit interests in) such Person, all of the warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock of or partnership or membership interest in (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock of or partnership or membership interest in (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares, interests or units (or such other interests), and all of the other ownership or profit interests in such Person, whether voting or nonvoting, and whether or not such shares, units, warrants, options, rights or other interests are outstanding on any date of determination.

"ERISA" means the Employee Retirement Income Security Act of 1974.

"ERISA Affiliate" means any trade or business (whether or not incorporated) under common control with any Loan Party within the meaning of Section 414(b) or (c) of the Code (and Sections 414(m) and (o) of the Code for purposes of provisions relating to Section 412 of the Code).

"ERISA Event" means (a) a Reportable Event with respect to a Pension Plan; (b) the withdrawal of any Loan Party or any ERISA Affiliate from a Pension Plan subject to Section 4063 of ERISA during a plan year in which such entity was a "substantial employer" as defined in Section 4001(a)(3) of ERISA or a cessation of operations that is treated as such a withdrawal under Section 4062(e) of ERISA; (c) a complete or partial withdrawal by any Loan Party or any ERISA Affiliate from a Multiemployer Plan or notification that a Multiemployer Plan is in reorganization; (d) the filing of a notice of intent to terminate, the treatment of a Pension Plan amendment as a termination under Section 4041 or 4041A of ERISA; (e) the institution by the PBGC of proceedings to terminate a Pension Plan; (f) any event or condition which constitutes grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan; (g) the determination that any Pension Plan is considered an at-risk plan or a plan in endangered or critical status within the meaning of Sections 430, 431 and 432 of the Code or

Sections 303, 304 and 305 of ERISA; or (h) the imposition of any liability under Title IV of ERISA, other than for PBGC premiums due but not delinquent under Section 4007 of ERISA, upon any Loan Party or any ERISA Affiliate.

"EU Bail-In Legislation Schedule" means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor thereto), as in effect from time to time.

"Event of Default" has the meaning specified in Section 9.01.

"Exchange Act" means the Securities Exchange Act of 1934 and the regulations promulgated thereunder.

"Excluded Collateral" has the meaning set forth in the Security Agreement.

"Excluded Deposit Account" means, collectively, all (a) Trust Accounts, (b) zero balance disbursement accounts, and (c) any other Deposit Accounts maintained in the Ordinary Course of Business, in all cases containing cash amounts that do not exceed at any time $25,000 for any such account and $100,000 in the aggregate for all such accounts under this clause (c).

"Excluded Subsidiary" means each of IDC Technologies (Canada), Inc. and IDC Technologies Mexico, S.A. de C.V.

"Excluded Taxes" means any of the following Taxes imposed on or with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient, (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of such Recipient being organized under the laws of, or having its principal office or, in the case of any Lender, its Lending Office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) in the case of a Lender, U.S. federal withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Loan pursuant to a law in effect on the date on which (i) such Lender acquires such interest in the Loan (other than pursuant to an assignment request by the Borrower Agent under Section 11.13) or (ii) such Lender changes its Lending Office, except in each case to the extent that, pursuant to Section 3.01(a)(ii) or Section 3.01(c), amounts with respect to such Taxes were payable either to such Lender's assignor immediately before such Lender became a party hereto or to such Lender immediately before it changed its Lending Office, (c) Taxes attributable to such Recipient's failure to comply with Section 3.01(e) and (d) any U.S. federal withholding Taxes imposed pursuant to FATCA.

"Existing Loan Agreement" has the meaning specified in the introductory paragraph hereto.

"Exit Fee" has the meaning specified in Section 2.09(d).

"Exit Fee Effective Date" means December 31, 2024.

"Extraordinary Expenses" means all reasonable, out-of-pocket costs, expenses, liabilities or advances that Agent may incur or make during an Event of Default, or during the pendency of an proceeding of any Loan Party or Subsidiary thereof under any Debtor Relief Laws, including those relating to (a) any audit, inspection, repossession, storage, repair, appraisal, insurance, manufacture, preparation or advertising for sale, sale, collection, or other preservation of or realization upon any Collateral; (b) any action, arbitration or other proceeding (whether instituted by or against Agent, any Lender, any Loan Party or Subsidiary thereof, any representative of creditors of a Loan Party or any other Person) in any way relating to any Collateral (including the validity, perfection, priority or avoidability of Agent's Liens with respect

to any Collateral), Loan Documents or Obligations, including any lender liability or other claims; (c) the exercise, protection or enforcement of any rights or remedies of Agent in, or the monitoring of, any proceeding applicable to any Loan Party or Subsidiary thereof under any Debtor Relief Laws; (d) settlement or satisfaction of any taxes, charges or Liens with respect to any Collateral; (e) any enforcement action; and (f) negotiation and documentation of any modification, waiver, workout, restructuring or forbearance with respect to any Loan Documents or Obligations. Such costs, expenses and advances include transfer fees, Other Taxes, storage fees, insurance costs, permit fees, utility reservation and standby fees, legal fees, appraisal fees, brokers' fees and commissions, auctioneers' fees and commissions, accountants' fees, environmental study fees, wages and salaries paid to employees of any Loan Party or Subsidiary thereof or independent contractors in liquidating any Collateral, and travel expenses.

"FASB ASC" means the Accounting Standards Codification of the Financial Accounting Standards Board.

"FATCA" means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with) and any current or future regulations or official interpretations thereof and any agreements entered into pursuant to Section 1471(b)(1) of the Code.

"Facility Termination Date" means the date as of which Payment in Full has occurred.

"Fair Market Value" means, with respect to any asset or any group of assets, as of any date of determination, the value of the consideration obtainable in a sale of such assets at such date of determination assuming a sale by a willing seller to a willing purchaser dealing at arm's length and arranged in an orderly manner over a reasonable period of time giving regard to the nature and characteristics of such asset.

"FCPA" means the U.S. Foreign Corrupt Practices Act.

"Federal Funds Rate" means, for any day, the rate per annum equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided that if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day.

"Fee Letter" means the letter agreement, dated as of the Original Closing Date, among the Borrowers and the Agent.

"Field Exam" means any visit and inspection of the properties, assets and records of any Loan Party or Subsidiary thereof during the term of this Agreement, which shall include access to such properties, assets and records sufficient to permit the Agent or its representatives to examine, audit and make extracts from any books and records of any Loan Party or Subsidiary thereof, make examinations and audits of any other financial matters and Collateral of any Loan Party or Subsidiary thereof as Agent deems appropriate in its Permitted Discretion, and discussions with its officers, employees, agents, advisors and independent accountants regarding such Loan Party's or Subsidiary's business, financial condition, assets, prospects and results of operations.

"FIRREA" means The Financial Institutions Reform, Recovery, and Enforcement Act of 1989.

"Fiscal Quarter" means each period of three months, commencing on the first day of a Fiscal Year.

"Fiscal Year" means the fiscal year of the applicable Consolidated Group for accounting and tax purposes, in each instance ending on December 31 of each calendar year.

"Flood Documentation" means, with respect to any Mortgaged Property, (a) a life-of-loan flood hazard determination acceptable to the Agent in its discretion, (b) if such Real Property is located in a flood plain, an acknowledged notice to Borrowers and flood insurance in an amount, with endorsements and by an insurer acceptable to the Agent in its discretion, and (c) all Real Property items as required by FIRREA, in form and substance acceptable to the Agent in its discretion.

"FLSA" means the Fair Labor Standards Act of 1938.

"Foreign Benefit Law" means any law or regulation, other than United States law, governing or applicable to any employee benefit plan, program, scheme or arrangement that is not subject to United States law.

"Foreign Government Scheme or Arrangement" has the meaning specified in Section 6.12(d).

"Foreign Lender" means (a) if the applicable Borrower is a U.S. Person, a Lender that is not a U.S. Person, and (b) if the applicable Borrower is not a U.S. Person, a Lender that is resident or organized under the laws of a jurisdiction other than that in which such Borrower is resident for tax purposes.

"Foreign Plan" has the meaning specified in Section 6.12(d).

"Foreign Subsidiary" means any Subsidiary that is not a Domestic Subsidiary.

"Fund" means any Person (other than a natural Person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its activities.

"GAAP" means generally accepted accounting principles as in effect from time to time in the United States, consistently applied.

"Governmental Authority" means the government of the United States or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

"Guarantee" means, as to any Person (other than any Excluded Subsidiary), (a) any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation payable or performable by another Person (the "primary obligor") in any manner, whether directly or indirectly, and including any obligation of such Person, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation, (ii) to purchase or lease property, securities or services for the purpose of assuring the obligee in respect of such Indebtedness or other obligation of the payment or performance of such Indebtedness or other obligation, (iii) to maintain working capital, equity capital or any other financial statement condition or liquidity or level of income or cash flow of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation, or (iv) entered into for the purpose of assuring in any other manner the obligee in respect of such Indebtedness or other obligation of the payment or performance thereof or to protect such obligee against loss in respect thereof (in whole or in part), or (b) any Lien on any assets of such Person securing any Indebtedness or other obligation of any other Person, whether or not

such Indebtedness or other obligation is assumed by such Person (or any right, contingent or otherwise, of any holder of such Indebtedness to obtain any such Lien). The amount of any Guarantee shall be deemed to be an amount equal to the stated or determinable amount of the related primary obligation, or portion thereof, in respect of which such Guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by the guaranteeing Person in good faith. The term "Guarantee" as a verb has a corresponding meaning.

"Guarantor" means each Person who executes or becomes a party to this Agreement as a guarantor pursuant to Section 7.12 and Article XII, or otherwise executes and delivers a guaranty agreement acceptable to the Agent guaranteeing any of the Obligations.

"Guarantor Payment" has the meaning specified in Section 2.15(c).

"Hazardous Materials" means all explosive or radioactive substances or wastes and all hazardous or toxic substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos-containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Law.

"IDC" has the meaning specified in the introductory paragraph hereto.

"IDC Equity Holder Pledge Agreement" means (i) that certain Limited Guaranty and Pledge Agreement, dated as of the Original Closing Date, executed by Prateek Gattani to and in favor of the Agent for the benefit of the Secured Parties and (ii) each other limited guaranty and pledge agreement executed by a holder of Equity Interests of IDC to or in favor of the Agent for the benefit of the Secured Parties, all in form and substance acceptable to the Agent in its sole discretion.

"Indebtedness" means, as to any Person at a particular time, without duplication, all of the following, whether or not included as indebtedness or liabilities in accordance with GAAP:

(a) all obligations of such Person for borrowed money and all obligations of such Person evidenced by bonds, debentures, notes, loan agreements (including, without limitation, this Agreement, the ABL Credit Agreement and the BMO Credit Agreement) or other similar instruments or upon which interest is customarily paid;

(g) all direct or contingent obligations of such Person arising under or in respect of letters of credit (including standby and commercial), bankers' acceptances, bank guaranties, surety bonds and other financial products and services (including treasury management and commercial credit card, merchant card and purchase or procurement card services);

(h) net obligations of such Person under any Swap Contract;

(i) all obligations of such Person to pay the deferred purchase price of property or services (other than trade accounts payable arising in the Ordinary Course of Business not more than 60 days past due) and any accrued and unpaid obligations with respect to the Earnout Payments or similar payments under any Acquisition documents;

(j) indebtedness secured by a Lien on property owned or being purchased by such Person (including indebtedness arising under conditional sales or other title retention agreements), whether or not such indebtedness shall have been assumed by such Person or is limited in recourse;

(k) obligations under Capital Leases and Synthetic Lease Obligations of such Person;

(l) all obligations of such Person with respect to the redemption, repayment or other repurchase or payment in respect of any Disqualified Equity Interest; and

(m) all Guarantees of such Person in respect of any of the foregoing.

For all purposes hereof, the Indebtedness of any Person shall include the Indebtedness of any partnership or joint venture (other than a joint venture that is itself a corporation or limited liability company) in which such Person is a general partner or a joint venturer, to the extent such Indebtedness is recourse to such Person. The amount of any net obligation under any Swap Contract on any date shall be deemed to be the Swap Termination Value thereof as of such date. The amount of any Capital Lease or Synthetic Lease Obligation as of any date shall be deemed to be the amount of Attributable Indebtedness in respect thereof as of such date.

"Indemnified Taxes" means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Loan Party under any Loan Document and (b) to the extent not otherwise described in clause (a), Other Taxes.

"Indemnitees" has the meaning specified in Section 11.04(b).

"Information" has the meaning specified in Section 11.07.

"Initial Capital Raise" has the meaning specified in Section 7.23.

"Insolvency Event" means, with respect to any Person:

(a) the commencement of: (i) a voluntary case by such Person under the Bankruptcy Code or (ii) the seeking of relief by such Person under other Debtor Relief Laws;

(b) the commencement of an involuntary case or proceeding against such Person under the Bankruptcy Code or other Debtor Relief Laws and the petition or other filing is not controverted or dismissed within sixty (60) days after commencement of the case or proceeding;

(c) a custodian (as defined in the Bankruptcy Code or equal term under any other Debtor Relief Law, including a receiver, interim receiver, receiver manager, trustee or monitor) is appointed for, or takes charge of, all or substantially all of the property of such Person;

(d) such Person commences (including by way of applying for or consenting to the appointment of, or the taking charge by, a rehabilitator, receiver, interim receiver, custodian, trustee, monitor, conservator or liquidator (or any equal term under any other Debtor Relief Laws) (collectively, a "conservator") of such Person or all or any substantial portion of its property) any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency, liquidation, rehabilitation, conservatorship or similar law of any jurisdiction whether now or hereafter in effect relating to such Person that continues undischarged or unstayed for a period of sixty (60) days;

(e) such Person is adjudicated by a court of competent jurisdiction to be insolvent or bankrupt;

(f) any order of relief or other order approving any such case or proceeding referred to in clauses (a) or (b) above is entered;

(g) such Person suffers any appointment of any conservator or the like for it or any substantial part of its property that continues undischarged or unstayed for a period of sixty (60) days; or

(h) such Person makes a compromise, arrangement or assignment for the benefit of creditors or admits in writing its inability to pay its debts as such debts become due.

"Intellectual Property" means all past, present and future: trade secrets, know-how and other proprietary information; trademarks, uniform resource locations (URLs), internet domain names, service marks, sound marks, trade dress, trade names, business names, designs, logos, slogans (and all translations, adaptations, derivations and combinations of the foregoing) indicia and other source and/or business identifiers, and the goodwill of the business relating thereto and all registrations or applications for registrations which have heretofore been or may hereafter be issued thereon throughout the world; copyrights (including copyrights for computer programs) and copyright registrations or applications for registrations which have heretofore been or may hereafter be issued throughout the world and all tangible property embodying the copyrights, unpatented inventions (whether or not patentable); patent applications and patents; industrial design applications and registered industrial designs; license agreements related to any of the foregoing and income therefrom; books, records, writings, computer tapes or disks, flow diagrams, specification sheets, computer software, source codes, object codes, executable code, data, databases and other physical manifestations, embodiments or incorporations of any of the foregoing; the right to sue for all past, present and future infringements of any of the foregoing; all other intellectual property; and all common law and other rights throughout the world in and to all of the foregoing.

"Intercreditor Agreements" means the ABL Intercreditor Agreement and the BMO Intercreditor Agreement.

"Interest Payment Date" means, the first day of each calendar month with respect to interest accrued through the last day of the immediately preceding calendar month, and (ii) the Maturity Date; provided, further, that interest accruing at the Default Rate shall be payable from time to time upon demand of the Agent.

"Interest Period" shall mean each of (i) the period beginning on and including the Restatement Closing Date and ending on and including the day immediately preceding the first Interest Payment Date to occur thereafter, and (ii) each period beginning on and including each Interest Payment Date and ending on and including the day immediately preceding the immediately following Interest Payment Date.

"Investment" means, as to any Person, any direct or indirect acquisition or investment by such Person, whether by means of (a) an Acquisition with respect to another Person or (b) a loan, advance or capital contribution to, Guarantee or assumption of debt of, or purchase or other acquisition of any other debt or equity participation or interest in, another Person, including any partnership or joint venture interest in such other Person and any arrangement pursuant to which the investor Guarantees Indebtedness of such other Person. For purposes of compliance with Section 8.03, the amount of any Investment (i) shall be the amount actually invested, without adjustment for subsequent increases or decreases in the value of such Investment, less all returns of principal or equity thereon (and without adjustment by reason of the financial condition of such other Person), (ii) if made by the transfer or exchange of property other than cash, shall be deemed to be the original principal or capital amount equal to the Fair Market Value of such property at the time of such transfer or exchange, and (iii) if made in the form of a Guaranty or acquisition or assumption of Indebtedness, shall be deemed the maximum principal amount of such Indebtedness or maximum value of the obligation Guaranteed when made, as applicable.

"IP Rights" rights of any Person to use any Intellectual Property.

"Laws" means, collectively, all international, foreign, federal, state and local statutes, treaties, rules, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement,

interpretation or administration thereof, and all applicable administrative orders, directed duties, requests, licenses, authorizations and permits of, and agreements with, any Governmental Authority, in each case whether or not having the force of law.

"Lender" and "Lenders" have the meaning specified in the introductory paragraph hereto.

"Lending Office" means, as to any Lender, the office or offices of such Lender described as such in such Lender's Administrative Questionnaire, or such other office or offices as a Lender may from time to time notify the Borrower Agent and the Agent.

"Legal Expenses Minimum Monthly Payment" has the meaning assigned to such term in Section 11.04(a).

"License" means any license or agreement under which a Loan Party is granted IP Rights in connection with any manufacture, marketing, distribution or disposition of Collateral, any use of assets or property or any other conduct of its business.

"Licensor" means any Person from whom a Loan Party obtains IP Rights.

"Lien" means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge or other security interest, or any preference, priority or other security agreement or preferential arrangement in the nature of a security interest of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any easement, right of way or other encumbrance on title to Real Property, and any financing lease having substantially the same economic effect as any of the foregoing).

"Lien Waiver" means a landlord or warehouse waiver in a form reasonably acceptable to the Agent.

"Loan" means an extension of credit under Article II. For the avoidance of doubt, the term "Loan" herein also includes, without limitation, all "Loans" as defined in the Existing Loan Agreement.

"Loan Account" has the meaning assigned to such term in Section 2.11(a).

"Loan Documents" means this Agreement, each Note, the Personal Guaranty, each Security Instrument, each Compliance Certificate, the Intercreditor Agreements, the Atlantic Bridge Loan Subordination Agreement, each Subordination Agreement (including, without limitation, the Seller Note Subordination Agreement, the Earnout Subordination Agreement and the Master Intercompany Note), the Fee Letter, each Control Agreement and all other instruments and documents heretofore or hereafter executed or delivered to or in favor of any Lender or the Agent in connection with the Loans made and transactions contemplated by this Agreement.

"Loan Parties" means, collectively: (a) the Borrowers; (b) the Guarantors; and (c) each other Person that (i) executes a joinder to this Agreement as a Borrower, Guarantor, and/or Loan Party; (ii) is liable for payment of any of the Obligations; and (iii) has granted a Lien in favor of Agent on its assets to secure any of the Obligations.

"Lyneer Acquisition Agreement" means that certain Membership Interest Purchase Agreement dated as of the Original Closing Date, among IDC, Lyneer Investments from PBC Lyneer Holdings, LLC, a Delaware limited liability company ("PBC Holdings"), PBC Lyneer Co-Investors, L.P., a Delaware limited partnership ("PBC Co-Investors"), and Lyneer Management Holdings, LLC, a Delaware limited

liability company ("Lyneer Management", and together with PBC Holdings and PBC Co-Investors, the "Lyneer Sellers"), and PBC Holdings, as the Seller Representative, as defined therein.

"Lyneer Acquisition Documents" means the Lyneer Acquisition Agreement and all other documents executed between or among the Loan Parties and the Lyneer Sellers in connection therewith.

"Lyneer Borrowers" means Lyneer Holdings, Lyneer Investments and Lyneer Staffing.

"Lyneer Holdings" has the meaning specified in the introductory paragraph hereto.

"Lyneer Investments" has the meaning specified in the introductory paragraph hereto.

"Lyneer Loan Parties" means each of the Lyneer Borrowers and each of their respective Subsidiaries.

"Lyneer Management" has the meaning specified in the defined term "Lyneer Acquisition Agreement".

"Lyneer Merger" has the meaning specified in the Preliminary Statements hereto.

"Lyneer Merger Agreement" has the meaning specified in the Preliminary Statements hereto.

"Lyneer Merger Note" means that certain Amended and Restated Subordinated Promissory Note, with an original principal face amount of $35,000,000, dated as of the Restatement Closing Date by Atlantic International in favor of IDC, which shall be in form and substance satisfactory to the Agent, which amends and restates that certain Subordinated Promissory Note dated as of June 18, 2024 by Atlantic International in favor of IDC.

"Lyneer Put Option Note" means that certain Subordinated Promissory Note, with an original principal face amount of $10,796,912, dated as of April 17, 2024, by IDC in favor of Lyneer Management.

"Lyneer Put Option Note Subordination Agreement" means that certain Put-Option Note Subordination Agreement, dated as of April 17, 2024, by and among Agent, the Loan Parties and Lyneer Management, as the subordinated creditor.

"Lyneer Staffing" has the meaning specified in the introductory paragraph hereto.

"Master Intercompany Note" means any Master Intercompany Note by and among the Loan Parties and their Subsidiaries entered into by the Loan Parties and their Subsidiaries, in form and substance reasonably acceptable to the Agent.

"Master Turnover Agreement" means that certain Master Turnover Agreement dated as of June 18, 2024, by and among Prateek Gattani, Lyneer Management, the Loan Parties, Atlantic International and the Original BMO Agent, as amended by that certain Amended and Restated Master Turnover Agreement dated as of the Restatement Closing Date and as the same may be from time to time further amended, supplemented or otherwise modified as permitted thereby.

"Material Adverse Effect" means (a) a material adverse change in, or a material adverse effect on, the operations, business, assets, properties, liabilities (actual or contingent), prospects, or condition (financial or otherwise) of either (i) the Borrowers, taken as a whole or (ii) the Loan Parties and their Subsidiaries, taken as a whole; (b) a material impairment of the ability of any Loan Party to perform its

obligations under any Loan Document to which it is a party; or (c) a material adverse effect upon the legality, validity, binding effect or enforceability against any Loan Party of any Loan Document to which it is a party or on the ability of the Agent to collect any Obligation or realize upon any material portion of the Collateral.

"Material Contract" means any agreement or arrangement to which a Loan Party or Subsidiary thereof is party (other than the Loan Documents) (a) that is deemed to be a material contract under any securities laws applicable to such Loan Party, including the Securities Act of 1933; (b) for which breach, termination, nonperformance or failure to renew could reasonably be expected to have a Material Adverse Effect; or (c) that (i) relates to any Subordinated Debt or Indebtedness in an aggregate amount of $1,000,000 or more or (ii) involves aggregate consideration in excess of $1,000,000 per year.

"Material License" has the meaning assigned to such term in Section 7.15.

"Material Third-Party Agreement" has the meaning assigned to such term in Section 7.17(a).

"Maturity Date" means March 31, 2027.

"Maximum Accrual" has the meaning specified in Section 2.08(c).

"Measurement Period" means, at any date of determination, the most recently completed trailing twelve (12) consecutive fiscal months of the applicable Consolidated Group for which financial statements have or should have been delivered in accordance with Section 7.01(a), 7.01(b) or 7.01(c).

"Minimum Liquidity" means, as of any date of determination, with respect only to the Lyneer Borrowers as a Consolidated Group: Availability (for so long as the ABL Credit Agreement is in effect) plus Cash Equivalents of the Lyneer Borrowers on a Consolidated basis.

"Moody's" means Moody's Investors Service, Inc. and any successor thereto.

"Mortgage Related Documents" means, with respect to any Real Property, the following, in form and substance satisfactory to the Agent and received by the Agent for review at least 15 days prior to the effective date of the Mortgage: (a) an ALTA mortgagee title policy (or binder therefor) covering the Agent's interest under the Mortgage, in a form and amount and by an insurer acceptable to the Agent, which must be fully paid on such effective date; (b) such assignments of leases, estoppel letters, attornment agreements, consents, waivers and releases as the Agent may require with respect to other Persons having an interest in the Real Property; (c) an ALTA Survey by a licensed surveyor acceptable to the Agent; (d) all Flood Documentation with respect thereto; (e) a current appraisal of the Real Property, prepared by an appraiser acceptable to the Agent, and in form and substance satisfactory to Required Lenders; (f) an environmental assessment, prepared by environmental engineers acceptable to the Agent, and accompanied by such reports, certificates, studies or data as the Agent may reasonably require, which shall all be in form and substance satisfactory to Required Lenders; and (g) an environmental indemnity agreement and such other documents, instruments or agreements as the Agent may reasonably require with respect to any environmental risks regarding the Real Property.

"Mortgaged Property" means, unless otherwise agreed by Agent in its Permitted Discretion, all Real Property of the Loan Parties, whenever acquired.

"Mortgages" means the mortgages, leasehold mortgages, deeds of trust, leasehold deeds of trust or deeds to secure debt executed by a Loan Party on or after the Original Closing Date, or from time to time thereafter as may be required under the Loan Documents, in favor of the Agent, for the benefit of the

Secured Parties, by which such Loan Party has granted to the Agent, as security for the Obligations, a Lien upon the Mortgaged Property described therein, together with all mortgages, deeds of trust and comparable documents now or at any time hereafter securing the whole or any part of the Obligations.

"Multiemployer Plan" means any employee benefit plan of the type described in Section 4001(a)(4) of ERISA, to which any Loan Party or any ERISA Affiliate makes or is obligated to make contributions, or during the preceding five plan years, has made or been obligated to make contributions.

"Multiple Employer Plan" means a Plan which has two or more contributing sponsors (including any Loan Party or any ERISA Affiliate) at least two of whom are not under common control, as such a plan is described in Section 4064 of ERISA.

"Net Cash Proceeds" means

(a) with respect to the Disposition of any asset of any Loan Party or any Subsidiary thereof (other than, for the avoidance of doubt, any issuance or Disposition of Indebtedness or Equity Interests of or by any Loan Party or any Subsidiary or Affiliate thereof or any issuance or Disposition of any Equity Interests or Indebtedness of or by Atlantic International or any Subsidiary or Affiliate thereof), the excess, if any, of (i) the sum of the cash and Cash Equivalents received in connection with such Disposition (including any cash received by way of deferred payment pursuant to, or by monetization of, a note receivable or otherwise, but only as and when so received) over (ii) the sum of (A) the principal amount of any Indebtedness that is secured by such asset and that is required to be repaid in connection with the Disposition thereof (other than Indebtedness under the Loan Documents and Indebtedness owing to any Loan Party or Subsidiary thereof), (B) the reasonable out-of-pocket expenses incurred by such Loan Party or any Subsidiary in connection with such Disposition, including any brokerage commissions, underwriting fees and discount, legal fees, finder's fees and other similar fees and commissions, (C) taxes paid or reasonably estimated to be payable by the Loan Party or any Subsidiary thereof in connection with the relevant Disposition (including Permitted Tax Distributions), (D) the amount of any reasonable reserve required to be established in accordance with GAAP against liabilities (other than taxes deducted pursuant to clause (C) above) to the extent such reserves are (x) associated with the assets that are the object of such Disposition and (y) retained by such Loan Party or applicable Subsidiary thereof, and (E) the amount of any reasonable reserve for purchase price adjustments and retained fixed liabilities reasonably expected to be payable by such Loan Party or applicable Subsidiary thereof in connection therewith to the extent such reserves are (1) associated with the assets that are the object of such Disposition and (2) retained by such Loan Party or applicable Subsidiary thereof; provided that the amount of any subsequent reduction of any reserve provided for in clause (D) or (E) above (other than in connection with a payment in respect of such liability) shall (X) be deemed to be Net Cash Proceeds of such Disposition occurring on the date of such reduction, and (Y) immediately be applied to the prepayment of Loans in accordance with Section 2.06(c);

(b) with respect to any issuance or Disposition of Indebtedness or Equity Interests by any Loan Party or any Subsidiary thereof or any issuance or Disposition of any Equity Interests of or by Atlantic International or any Subsidiary or Affiliate thereof, the excess, if any, of (i) the sum of the cash and Cash Equivalents or other amounts received in connection with such issuance or Disposition over (ii) the sum of (A) the reasonable out-of-pocket administrative expenses incurred by any Loan Party or any Subsidiary thereof in connection with such issuance or Disposition, including any brokerage commissions, underwriting fees and discount, legal fees, and other similar fees and commissions and (B) taxes paid or payable to the applicable taxing authorities by any Loan Party or any Subsidiary thereof in connection with and at the time of such issuance or Disposition; and

(c) with respect to any insurance proceeds and condemnation and similar awards received on account of casualty or condemnation events, the sum of (i) all cash and Cash Equivalents received in

connection with such casualty or condemnation event minus (ii) all reasonable out-of-pocket expenses incurred by the Loan Parties or any Subsidiary thereof and other amounts required to be paid in connection therewith.

"Non-Consenting Lender" has the meaning assigned to such term in Section 11.01.

"Note" means a promissory note made by the Borrowers in favor of a Lender evidencing Loans made by such Lender, substantially in the form of Exhibit A.

"NPL" means the National Priorities List pursuant to CERCLA, as updated from time to time.

"Obligations" means all amounts owing by any Loan Party to the Agent, any Lender or any other Secured Party pursuant to or in connection with this Agreement or any other Loan Document or otherwise with respect to any Loan, including all principal, interest (including any interest accruing after the filing of any petition in bankruptcy or the commencement of any proceeding under any Debtor Relief Law relating to any Loan Party, or would accrue but for such filing or commencement, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding), reimbursement obligations, indemnification and reimbursement payments, fees (including, but not limited to, the Exit Fee), actual out-of-pocket costs and expenses (including all reasonable fees, costs and expenses of counsel to the Agent) incurred in connection with this Agreement or any other Loan Document, whether direct or indirect, absolute or contingent, liquidated or unliquidated, now existing or hereafter arising hereunder or thereunder, together with all renewals, extensions, modifications or refinancings thereof. For the avoidance of doubt, the term "Obligations" herein also includes, without limitation, all "Obligations" as defined in the Existing Loan Agreement.

"OFAC" means the United States Department of Treasury Office of Foreign Assets Control.

"OFAC SDN List" means the list of the Specially Designated Nationals and Blocked Persons maintained by OFAC.

"Ordinary Course of Business" means the ordinary course of business of the Borrowers and their Subsidiaries, consistent with past practices and undertaken in good faith.

"Organization Documents" means, (a) with respect to any corporation, the certificate or articles of incorporation and the bylaws (or equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction); (b) with respect to any limited liability company, the certificate or articles of formation or organization and operating agreement; (c) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture or other applicable agreement of formation or organization and any agreement, instrument, filing or notice with respect thereto filed in connection with its formation or organization with the applicable Governmental Authority in the jurisdiction of its formation or organization and, if applicable, any certificate or articles of formation or organization of such entity and (d) with respect to any of the foregoing, each shareholder agreement, member agreement, agreement among partners or limited partners, stock designation, equity holder agreement or other agreement among or affecting rights of holders of Equity Interests issued by any Loan Party or Subsidiary thereof.

"Original BMO Agent" means the ABL Agent (as defined in the Existing Loan Agreement).

"Original BMO Obligations" means the ABL Obligations (as defined in the Existing Loan Agreement).

"Original Closing Date" means August 31, 2021.

"Other Connection Taxes" means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan or Loan Document).

"Other Taxes" means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to Section 11.13).

"Outstanding Amount" means with respect to any Loan on any date, the aggregate outstanding principal amount thereof after giving effect to prepayments or repayments thereof occurring on such date.

"Overnight Rate" means, for any day and from time to time as in effect, the greater of (a) the Federal Funds Rate and (b) an overnight rate determined by the Agent in accordance with banking industry rules on interbank compensation.

"Participant" has the meaning assigned to such term in clause (d) of Section 11.06.

"Participant Register" has the meaning assigned to such term in clause (d) of Section 11.06.

"Patent Security Agreement" means any patent security agreement pursuant to which a Loan Party assigns to Agent, for the benefit of the Secured Parties, such Person's interests in its patents, as security for the Obligations.

"PATRIOT Act" means United States Public Law 107-56, Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

"Payment in Full" means (a) the indefeasible payment in full in cash of all Obligations, together with all accrued and unpaid interest and fees thereon, and (b) all claims of the Loan Parties against any Secured Party arising on or before the payment date in connection with the Loan Documents shall have been released on terms acceptable to the Agent; provided that notwithstanding full payment of the Obligations as provided herein, the Agent shall not be required to terminate its Liens in any Collateral unless, with respect to any damages the Agent may incur as a result of the dishonor or return of Payment Items applied to Obligations, Agent receives a written agreement, executed by Borrowers and any Person whose advances are used in whole or in part to satisfy the Obligations, indemnifying Agent and Lenders from any such damages.

"Payment Item" means each check, draft or other item of payment payable to a Borrower, including those constituting proceeds of any Collateral.

"PBGC" means the Pension Benefit Guaranty Corporation.

"Pension Act" means the Pension Protection Act of 2006.

"Pension Funding Rules" means the rules of the Code and ERISA regarding minimum required contributions (including any installment payment thereof) to Pension Plans and Multiemployer Plans and set forth in, with respect to plan years ending prior to the effective date of the Pension Act, Section 412 of the Code and Section 302 of ERISA, each as in effect prior to the Pension Act and, thereafter, Section 412, 430, 431, 432 and 436 of the Code and Sections 302, 303, 304 and 305 of ERISA.

"Pension Plan" means any employee pension benefit plan (including a Multiple Employer Plan or a Multiemployer Plan) that is maintained or is contributed to by any Loan Party and any ERISA Affiliate and is either covered by Title IV of ERISA or is subject to the minimum funding standards under Section 412 of the Code.

"Permitted Atlantic Bridge Loan Prepayment" has the meaning specified in Section 7.23.

"Permitted Discretion" means, with reference to the Agent, a determination made in good faith using reasonable business judgment (from the perspective of a secured lender).

"Permitted Liens" has the meaning specified in Section 8.02.

"Permitted Receivables Financing" means, collectively, any receivables securitizations or other receivables financing with respect to Accounts from United Parcel Service Inc. and its Affiliates; provided that (x) each Permitted Receivables Financing shall be non-recourse to the Borrowers and any of their Subsidiaries (except for any customary limited recourse obligations, representations, covenants and indemnities, any performance undertaking or guarantee that is no more extensive than customary performance undertakings), (y) any UCC-1 financing statement filed in connection with such financing arrangements shall have a collateral description that encompasses only those Accounts actually sold by the applicable Borrower to the applicable financing party as determined by the Agent in its Permitted Discretion and (z) such third-party payment agent shall have executed and delivered a lien release and payment direction letter in favor of the Agent in a form reasonably satisfactory to the Agent.

"Permitted Tax Distributions" means, for any taxable period in which the Borrowers and their Subsidiaries are members of a consolidated, combined or similar income tax group of which Atlantic International is the common parent (a "Tax Group"), distributions by any such Borrower or Subsidiary thereof to Atlantic International to pay federal, foreign, state and local income Taxes of such Tax Group that are attributable to the taxable income of the Borrowers and their Subsidiaries; provided that, for each taxable period, the amount of such payments made in respect of such taxable period in the aggregate shall not exceed the amount that the Borrowers and their Subsidiaries would have been required to pay as a stand-alone Tax Group, reduced by any portion of such income Taxes directly paid by the Borrowers and its Subsidiaries.

"Person" means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

"Personal Guaranty" means that certain Personal Guaranty dated as of the Original Closing Date by Prateek Gattani in favor of the Agent for the benefit of the Secured Parties.

"PIK Interest" has the meaning set forth in Section 2.08(c).

"Plan" means any employee benefit plan within the meaning of Section 3(3) of ERISA (including a Pension Plan), maintained for employees of any Loan Party or any ERISA Affiliate or any such Plan to which any Loan Party or any ERISA Affiliate is required to contribute on behalf of any of its employees.

"Platform" has the meaning specified in Section 7.02.

"PEO" means Employer's HR, LLC, a Florida limited liability company.

"PEO Agreement" means that certain Services Agreement, dated as of February 19, 2018, by and between the PEO and Lyneer Staffing, as from time to time amended, supplemented or otherwise modified.

"Prepayment Premium" has the meaning set forth in Section 2.06(c).

"Pro Forma Adjustment" means, for the purposes of calculating Consolidated EBITDA for the applicable Consolidated Group for any Measurement Period, if at any time during such Measurement Period, any applicable Loan Party or Subsidiary thereof that is a member of the applicable Consolidated Group shall have made a Disposition, Consolidated EBITDA of such Consolidated Group for such Measurement Period shall be calculated after giving pro forma effect thereto as if any such Disposition occurred on the first day of such Measurement Period, including with respect to any Disposition, exclusion of the actual historical results of operations of the disposed of Person or line of business or assets during such Measurement Period.

"Pro Forma Basis", "Pro Forma Compliance" and "Pro Forma Effect" means, with respect to compliance with any applicable test, financial ratio or covenant hereunder, that (without duplication):

(a) the Pro Forma Adjustment shall have been made, to the extent applicable;

(b) all Specified Pro Forma Transactions that have been made during the applicable period of measurement or subsequent to such period and prior to or simultaneously with the event for which the calculation is made (the period beginning on the first day of such period of measurement and continuing until the date of the consummation of such event, the "Reference Period") shall be deemed to have occurred as of the first day of the applicable Reference Period; provided that (i) income statement items (whether positive or negative) attributable to the property or Person subject to such Specified Pro Forma Transaction, (A) shall be excluded in the case of a Disposition of all or substantially all Equity Interests in or assets of any Loan Party or its Subsidiaries or any division, product line, or facility used for operations of the Loan Parties or their Subsidiaries, and (B) shall be included in the case of an Acquisition or Investment described in the definition of Specified Pro Forma Transaction, and (ii) all Indebtedness issued, incurred or assumed as a result of, or to finance, any Specified Pro Forma Transaction or permanently repaid in connection with any Specified Pro Forma Transaction during the Reference Period shall be deemed to have been issued, incurred, assumed or permanently repaid at the beginning of such Reference Period (with interest expense of such Person attributable to any Indebtedness for which pro forma effect is being given as provided in preceding clause (ii) that has a floating or formula rate, shall have an implied rate of interest for the applicable Reference Period determined by utilizing the rate that is or would be in effect with respect to such Indebtedness as at the relevant date of determination); provided, that, the foregoing pro forma adjustments may be applied to any such test, financial ratio or covenant solely to the extent that such adjustments are consistent with the definition of Consolidated EBITDA and the definition of Pro Forma Adjustment;

(c) with respect to any calculation of Availability on a pro forma basis for any period or as of any specified time pursuant to any provision hereunder, the determination or calculation of Availability shall be made giving pro forma effect to all funds utilized in connection with the consummation of Specified Debt Payments as if funded with Revolving Credit Loans on the date of such Specified Debt Payments and on each date of the period being so tested; and

Whenever any provision of this Agreement requires the Borrowers to be in compliance on a Pro Forma Basis (or in Pro Forma Compliance) with a specified level of Availability or specified Consolidated Fixed Charge Coverage Ratio in connection with any action to be taken by any Loan Party or any Subsidiary thereof, the Borrower Agent shall deliver to the Agent a certificate of a Responsible Officer setting forth in reasonable detail the calculations demonstrating such compliance.

"Properly Contested" means with respect to any obligation of a Loan Party or Subsidiary thereof, (a) the obligation is subject to a bona fide dispute regarding amount or such Loan Party's or Subsidiary's liability to pay; (b) the obligation is being properly contested in good faith by appropriate proceedings promptly instituted and diligently pursued; (c) appropriate reserves have been established in accordance with GAAP; (d) non-payment could not have a Material Adverse Effect, nor will result in forfeiture or sale of any assets of any Loan Party or Subsidiary thereof; (e) no Lien is imposed on assets of any Loan Party or Subsidiary thereof, unless bonded and stayed to the satisfaction of the Agent; and (f) if the obligation results from entry of a judgment or other order, such judgment or order is stayed pending appeal or other judicial review.

"PTE" means a prohibited transaction class exemption issued by the U.S. Department of Labor, as any such exemption may be amended from time to time.

"Ratable Share" means, with respect to any Lender, the proportion of the Credit Exposure of such Lender to the Credit Exposure of all Lenders.

"Real Property" means all land, together with the buildings, structures, parking areas, and other improvements thereon, now or hereafter owned by any Person, including all easements, rights-of-way, and similar rights appurtenant thereto and all leases, tenancies, and occupancies thereof.

"Recipient" means the Agent, any Lender or any other recipient of any payment to be made by or on account of any Obligation of a Borrower hereunder.

"Refinancing Conditions" means the following conditions for Refinancing Indebtedness: (a) it is in an aggregate principal amount that does not exceed the principal amount of the Indebtedness being modified, refinanced, refunded, replaced, renewed or extended (the "Original Indebtedness") plus accrued interest and reasonable fees and expenses incurred in connection with such Refinancing Indebtedness; (b) the interest rate applicable to such Refinancing Indebtedness does not exceed the greater of the (i) interest rate applicable to the Original Indebtedness and (ii) the otherwise market rate of interest for such similar Indebtedness to similarly borrowers; (c) it has a final maturity no sooner than and a weighted average life no less than the applicable Original Indebtedness; (d) it contains no mandatory prepayment provisions more favorable to the lenders thereunder than the mandatory prepayment provision under the Original Indebtedness, (e) to the extent the Original Indebtedness is unsecured, such Refinancing Indebtedness shall be unsecured; (f) to the extent the Original Indebtedness is secured by Liens, such Refinancing Indebtedness is either unsecured or is not secured by any Liens that did not secure the Original Indebtedness immediately prior to incurrence of the Refinancing Indebtedness; (g) to the extent that such Original Indebtedness is subject to any Subordinations Provisions, such Refinancing Indebtedness is subject to Subordination Provisions no less favorable to the Agent and the Lenders than those applicable to the Original Indebtedness immediately prior to incurrence of the Refinancing Indebtedness; (h) no additional Person not obligated, primarily or contingently, on the Original Indebtedness is obligated, primarily or contingently, on such Refinancing Indebtedness; (i) such Refinancing Indebtedness shall be on terms not materially less favorable to the Agent or the Lenders, and not materially more restrictive to the Loan Parties, than the terms of the Original Indebtedness; and (j) upon giving effect to such Refinancing Indebtedness, no Default or Event of Default exists.

"Refinancing Indebtedness" means Indebtedness that is the result of renewal, modification, refinancing, refunding, replacement, or extension of Indebtedness permitted under Section 8.01(b), (g), and (h) and as to which the Refinancing Conditions are satisfied; provided that the incurrence of any such Refinancing Indebtedness will be deemed to utilize permitted amounts of Indebtedness, if any, under each clause thereof.

"Register" has the meaning specified in Section 11.06(c).

"Registered Public Accounting Firm" has the meaning specified in the Securities Laws and shall be independent of the Loan Parties and their Affiliates as prescribed in the Securities Laws.

"Related Parties" means, with respect to any Person, such Person's Affiliates and the partners, directors, officers, employees, agents, trustees, administrators, managers, advisors and representatives of such Person and of such Person's Affiliates.

"Relevant Governmental Body" means the Board of Governors of the Federal Reserve System and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Board of Governors of the Federal Reserve System and/or the Federal Reserve Bank of New York, or any successor thereto.

"Reportable Event" means any of the events set forth in Section 4043(c) of ERISA, other than events for which the 30 day notice period has been waived.

"Required Lenders" means, as of any date of determination, at least two non-Affiliate Lenders holding at least 50.1% of the Credit Exposure of all Lenders.

"Required Supermajority Lenders" means, as of any date of determination, at least two non-Affiliate Lenders holding at least 66⅔% of the Credit Exposure of all Lenders.

"Rescindable Amount" has the meaning specified in Section 2.12(b)(ii).

"Resolution Authority" means an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.

"Responsible Officer" means, with respect to each Loan Party, the chief executive officer, president, senior vice president (finance) or chief financial officer of such Loan Party. Any document delivered hereunder that is signed by a Responsible Officer of a Loan Party shall be conclusively presumed to have been authorized by all necessary corporate, partnership and/or other action on the part of such Loan Party and such Responsible Officer shall be conclusively presumed to have acted on behalf of such Loan Party.

"Restatement Closing Date" means April 29, 2025.

"Restatement Closing Date Budget" means a budget in form and substance acceptable to the Agent received prior to the Restatement Closing Date.

"Restricted Payment" means (i) any dividend or other distribution (whether in cash, securities or other property) with respect to any capital stock or other Equity Interest of any Loan Party or any Subsidiary thereof, (ii) any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such capital stock or other Equity Interest, or on account of any return of capital to any Loan Party's

or any Subsidiary's stockholders, partners or members (or the equivalent Person thereof) or (iii) any distribution, advance or repayment of Indebtedness or expenses to or for the account of or on behalf of a direct or indirect holder of Equity Interests of any Loan Party or its Affiliates.

"Revolving Credit Loan" means any "Advance" under and as defined in the ABL Credit Agreement.

"Royalties" means all royalties, fees, expense reimbursement and other amounts payable by a Loan Party under a License.

"S&P" means Standard & Poor's Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc. and any successor thereto.

"Sanctioned Person" means, at any time, (a) any Person listed in any Sanctions-related list of designated Persons maintained by OFAC (including the OFAC SDN List), the United States Department of State, the United Nations Security Council, the European Union, any European Union member state, Her Majesty's Treasury of the United Kingdom, or any other relevant sanctions authority, (b) any Person located, organized or resident in a Designated Jurisdiction or (c) any Person 50% or more owned by any Person described in clauses (a) or (b) above.

"Sanctions" means all economic or financial sanctions, sectoral sanctions, secondary sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the United States government (including those administered by OFAC or the United States Department of State), or (b) the United Nations Security Council, the European Union, any European Union member state, His Majesty's Treasury of the United Kingdom, or any other relevant sanctions authority with jurisdiction over any Loan Party or any of their respective Subsidiaries or Affiliates.

"Sarbanes-Oxley" means the Sarbanes-Oxley Act of 2002.

"SEC" means the Securities and Exchange Commission, or any Governmental Authority succeeding to any of its principal functions.

"Secured Party" means (a) each Lender, (b) the Agent and (c) the successors and permitted assigns of each of the foregoing.

"Secured Party Expenses" has the meaning set forth in Section 11.04(a).

"Securities Laws" means the Securities Act of 1933, the Exchange Act, Sarbanes-Oxley and the applicable accounting and auditing principles, rules, standards and practices promulgated, approved or incorporated by the SEC or the Public Company Accounting Oversight Board, as each of the foregoing may be amended and in effect on any applicable date hereunder.

"Security Agreement" means that certain Pledge and Security Agreement, dated as of the Original Closing Date, executed by Borrowers to and in favor of the Agent for the benefit of the Secured Parties.

"Security Instruments" means, collectively or individually as the context may indicate, the Security Agreement, each IDC Equity Holder Pledge Agreement, the Atlantic Pledge Agreement, the Control Agreements, the Mortgages, the Mortgage Related Documents, any Copyright Security Agreement, any Patent Security Agreement, any Trademark Security Agreement, each Lien Waiver, the Additional Collateral Documents and all other agreements (including securities account control agreements), instruments and other documents, whether now existing or hereafter in effect, pursuant to which any Loan

Party, any Subsidiary thereof, or any other Person shall grant or convey to the Agent or the Lenders a Lien in property as security for all or any portion of the Obligations or shall ratify, confirm or reaffirm any such grant or conveyance.

"Seller Note" means that certain Subordinated Promissory Note, with an original principal face amount of $15,750,000 dated as of August 31, 2021, by IDC and Lyneer Investments in favor of PBC Lyneer Holdings, LLC, a Delaware limited liability company, individually and as administrative agent for the lenders, PBC Lyneer Co-Investors, L.P., a Delaware limited partnership, and Lyneer Management.

"Seller Note Subordination Agreement" means that certain Seller Note Subordination Agreement, dated as of the Original Closing Date, by and among the Agent, the Loan Parties and PBC Lyneer Holdings, LLC, as administrative agent on behalf of the subordinated creditors.

"Solvent" means, as to any Person, such Person (a) owns property or assets whose Fair Salable Value is greater than the amount required to pay all of its debts (including contingent, subordinated, unmatured and unliquidated liabilities); (b) owns property or assets whose present Fair Salable Value (as defined below) is greater than the probable total liabilities (including contingent, subordinated, unmatured and unliquidated liabilities) of such Person as they become absolute and matured; (c) is able to pay all of its debts as they mature; (d) has capital that is not unreasonably small for its business and is sufficient to carry on its business and transactions and all business and transactions in which it is about to engage; (e) is not "insolvent" within the meaning of Section 101(32) of the Bankruptcy Code; and (f) has not incurred (by way of assumption or otherwise) any obligations or liabilities (contingent or otherwise) under any Loan Documents, or made any conveyance in connection therewith, with actual intent to hinder, delay or defraud either present or future creditors of such Person or any of its Affiliates. "Fair Salable Value" means the amount that could be obtained for assets within a reasonable time, either through collection or through sale under ordinary selling conditions by a capable and diligent seller to an interested buyer who is willing (but under no compulsion) to purchase. For purposes hereof, the amount of all contingent liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at the time, can reasonably be expected to become an actual or matured liability.

"Specified Debt Payment" means any payment of Indebtedness made pursuant to Section 8.11(a).

"Specified Pro Forma Transaction" means, with respect to any period, any Investment, Disposition, or other event, including any Specified Debt Payment, that by the terms of the Loan Documents requires "Pro Forma Compliance" with a test or covenant hereunder or requires such test or covenant to be calculated on a "Pro Forma Basis."

"Specified Real Property" means, collectively, the real property owned in fee simple by Prateek Gattani located at 542 W. Trimble Rd., San Jose, CA 95131.

"SPP" has the meaning specified in the introductory paragraph hereto.

"SPP Foreclosure Documents" all documents relating to the UCC sale conducted by SPP on the date hereof with respect to (a) certain shares of Atlantic International that were owned by IDC prior to April 28, 2025, without limitation, that certain Purchase Agreement and that certain Transfer Statement, each as in effect on April 28, 2025 or as modified with the consent of the Agent, in its discretion.

"Stated Rate" means five percent (5.00%) per annum; provided, for the avoidance of doubt, the outstanding principal amount of the Loans as to which the Stated Rate of interest shall apply at any time shall include all PIK Interest which has been capitalized and added to the principal amount of the Loans in accordance with Section 2.08(d).

"Subordinated Debt" means Indebtedness (including the Seller Note, the Earnout Payments and the Lyneer Put Option Note) of any Loan Party or Subsidiary thereof which is expressly subordinated in right of payment to Payment in Full and which is in form and on terms satisfactory to, and approved in writing by, the Agent (including, without limitation, the obligations under the Master Intercompany Note).

"Subordinated Debt Documents" means any documents evidencing, or otherwise relating to, any Subordinated Debt, including, without limitation, the Earnout Payments, the Seller Note, the Master Intercompany Note, the Lyneer Put Option Note and any other subordination agreement entered into with respect to Subordinated Debt.

"Subordination Agreement" means each of (a) the Seller Note Subordination Agreement, (b) the Earnout Subordination Agreement, (c) the Lyneer Put Option Note Subordination Agreement, (d) the Master Intercompany Note and (e) any other written subordination agreement with respect to Subordinated Debt by and among Agent, the holder(s) of such Subordinated Debt, the issuer(s) of such Subordinated Debt and the other parties thereto, which agreement subordinates all of such Subordinated Debt to Payment in Full of all Obligations and is otherwise on subordination terms reasonably satisfactory to Agent.

"Subordination Provisions" means any provision relating to debt or lien subordination applicable to or contained in any documents evidencing any Indebtedness (including Subordinated Debt, including as set forth in the applicable intercreditor agreements acceptable to the Agent including, without limitation, the obligations under any Master Intercompany Note).

"Subsidiary" of a Person means a corporation, partnership, joint venture, limited liability company or other business entity (but not a representative office of such Person) of which a majority of the shares of securities or other interests having ordinary voting power for the election of directors or other governing body (other than securities or interests having such power only by reason of the happening of a contingency) are at the time beneficially owned, or the management of which is otherwise controlled, directly, or indirectly through one or more intermediaries, or both, by such Person. Unless otherwise specified, all references herein to a "Subsidiary" or to "Subsidiaries" shall refer to a Subsidiary or Subsidiaries of the Loan Parties.

"Swap Contract" means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement, together with any related schedules.

"Swap Termination Value" means, in respect of any one or more Swap Contracts, after taking into account the effect of any legally enforceable netting agreement relating to such Swap Contracts, (a) for any date on or after the date such Swap Contracts have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a), the amount(s) determined as the mark-to-market value(s) for such Swap Contracts, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Swap Contracts (which may include a Lender or any Affiliate of a Lender).

"Synthetic Lease Obligation" means the monetary obligation of a Person under (a) a so-called synthetic, off-balance sheet or tax retention lease, or (b) an agreement for the use or possession of property creating obligations that do not appear on the balance sheet of such Person but which, upon the insolvency or bankruptcy of such Person, would be characterized as the indebtedness of such Person (without regard to accounting treatment).

"Taxes" means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

"Trademark Security Agreement" means any trademark security agreement pursuant to which any Loan Party assigns to the Agent, for the benefit of the Secured Parties, such Person's interest in its trademarks as security for the Obligations.

"Transactions" means, individually or collectively as the context may indicate, (a) the execution, delivery and performance of the ABL Loan Documents and the BMO Loan Documents by all parties thereto (including the implementation of the BMO Amendments) and (c) the execution, delivery and performance of the Loan Documents by all parties thereto.

"Trust Accounts" means Deposit Accounts or Securities Accounts of the Loan Parties containing cash, Cash Equivalents or Securities (a) held exclusively for payroll and payroll taxes, (b) held exclusively for employee benefit payments and expenses related to a Loan Party's employees, or (c) required to be collected, remitted or withheld exclusively to pay taxes (including, without limitation, federal and state withholding taxes (including the employer's share thereof).

"UCC" means the Uniform Commercial Code as in effect from time to time in the State of New York; provided that if, with respect to any financing statement or by reason of any mandatory provisions of law, the perfection or the effect of perfection or non-perfection of the security interests granted to the Agent pursuant to any applicable Loan Document is governed by the Uniform Commercial Code as in effect in a jurisdiction of the United States other than New York, the term "UCC" shall also include the Uniform Commercial Code as in effect from time to time in such other jurisdiction for purposes of the provisions of this Agreement, each Loan Document and any financing statement relating to such perfection or effect of perfection or non-perfection.

"UK Financial Institution" means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended form time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms.

"UK Resolution Authority" means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution.

"United States" and "U.S." mean the United States of America.

"U.S. Person" means any Person that is a "United States Person" as defined in Section 7701(a)(30) of the Code.

"Write-Down and Conversion Powers" means, (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are

described in the EU Bail-In Legislation Schedule, and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

1.02 Other Interpretive Provisions. With reference to this Agreement and each other Loan Document, unless otherwise specified herein or in such other Loan Document:

(a) The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation." The word "will" shall be construed to have the same meaning and effect as the word "shall." Unless the context requires otherwise, (i) any definition of or reference to any agreement, instrument or other document (including any Organization Document) shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein or in any other Loan Document), (ii) any reference herein to any Person shall be construed to include such Person's successors and assigns, (iii) the words "herein," "hereof" and "hereunder," and words of similar import when used in any Loan Document, shall be construed to refer to such Loan Document in its entirety and not to any particular provision thereof, (iv) the phrase "in its discretion" shall be construed to mean in its sole and absolute discretion, (v) all references in a Loan Document to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, the Loan Document in which such references appear, (vi) any reference to any law shall include all statutory and regulatory provisions consolidating, amending, replacing or interpreting such law and any reference to any law or regulation shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time, (vii) the words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights and (viii) for avoidance of doubt, all covenants in Article VIII shall be given independent effect so that if a particular action or condition is not permitted by any of such covenants, the fact that it would be permitted by an exception to, or be otherwise within the limitations of, another covenant (other than specific cross references permitting actions or conditions under other covenants) shall not avoid the occurrence of an Event of Default or Default if such action is taken or condition exists.

(b) In the computation of periods of time from a specified date to a later specified date, the word "from" means "from and including;" the words "to" and "until" each mean "to but excluding;" and the word "through" means "to and including."

(c) Section headings herein and in the other Loan Documents are included for convenience of reference only and shall not affect the interpretation of this Agreement or any other Loan Document.

(d) A reference to Loan Parties' "knowledge" or similar concept means actual knowledge of a Responsible Officer, or knowledge that a Responsible Officer would have obtained if he or she had engaged in good faith and diligent performance of his or her duties, including reasonably specific inquiries of employees or agents and a good faith attempt to ascertain the matter. "Actually known", "knowingly" and "knowing" or other similar terms shall have correlative meanings.

1.03 Accounting Terms.

(a) Generally. All accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data (including financial ratios and other financial calculations) required to be submitted pursuant to this Agreement shall be prepared in conformity with, GAAP applied on a consistent basis, as in effect on the Restatement Closing Date, except (i) with respect to any reports or financial information required to be delivered pursuant to Section 7.01, which shall be prepared in accordance with GAAP as in effect and applicable to that accounting period in respect of which reference to GAAP is being made and (ii) as otherwise specifically prescribed herein. Notwithstanding the foregoing, for purposes of determining compliance with any covenant (including the computation of any financial covenants) contained herein, Indebtedness of each Borrower and its Subsidiaries shall be deemed to be carried at 100% of the outstanding principal amount thereof, and the effects of FASB ASC 825 and FASB ASC 470-20 on financial liabilities shall be disregarded.

(b) Changes in GAAP. If at any time any change in GAAP would affect the computation of any financial ratio or requirement set forth in any Loan Document, and either the Borrower Agent or the Required Lenders shall so request, the Agent, the Lenders and the Borrower Agent shall negotiate in good faith to amend such ratio or requirement to preserve the original intent thereof in light of such change in GAAP (subject to the approval of the Required Lenders); provided that, until so amended, (i) such ratio or requirement shall continue to be computed in accordance with GAAP prior to such change therein and (ii) the Borrower Agent shall provide to the Agent and the Lenders financial statements and other documents required under this Agreement or as reasonably requested hereunder setting forth a reconciliation between calculations of such ratio or requirement made before and after giving effect to such change in GAAP. Notwithstanding anything to the contrary contained in this Section 1.03 or the definition of "Capital Lease", in the event of a change in GAAP requiring all leases to be capitalized, only those leases that would have constituted Capital Leases on the Restatement Closing Date (assuming for purposes hereof that such leases were in existence on the Restatement Closing Date) shall be considered Capital Leases, and all calculations and deliverables under this Agreement or any other Loan Document shall be made in accordance therewith (provided that all financial statements delivered to the Agent in accordance with the terms of this Agreement after the date of such change in GAAP shall contain a schedule showing the adjustments necessary to reconcile such financial statements with GAAP as in effect immediately prior to such change).

(c) Consolidation of Variable Interest Entities. Except as expressly provided otherwise herein, all references herein to Consolidated financial statements of a Consolidated Group or to the determination of any amount for a Consolidated Group on a Consolidated basis or any similar reference shall, in each case, be deemed to include each variable interest entity that such Consolidated Group is required to consolidate pursuant to FASB ASC 810 as if such variable interest entity were a Subsidiary as defined herein.

(d) Calculations. In computing financial ratios and other financial calculations of a Consolidated Group required to be submitted pursuant to this Agreement, all Indebtedness of such Consolidated Group shall be calculated at par value irrespective if such Consolidated Group has elected the fair value option pursuant to FASB Interpretation No. 159 – The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115 (February 2007).

1.04 Uniform Commercial Code. As used herein, the following terms are defined in accordance with the UCC in effect in the State of New York from time to time: "Chattel Paper," "Commodity Account," "Commodity Contracts," "Deposit Account," "Documents," "Equipment," "General Intangibles," "Instrument," "Record," and "Securities Account."

1.05 Rounding. Any financial ratios required to be maintained by the Borrowers pursuant to this Agreement shall be calculated by dividing the appropriate component by the other component, carrying

the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number).

1.06 Times of Day. Unless otherwise specified, all references herein to times of day shall be references to Central time (daylight or standard, as applicable).

ARTICLE II
THE LOANS

2.01 Loans. Subject to the terms and conditions set forth in the Existing Loan Agreement, each Lender made a single loan to the Borrower, in Dollars, on the Original Closing Date in an amount equal to the amount set forth opposite such Lender's name on Schedule 2.01. The aggregate amount of Loans made by the Lenders on the Original Closing Date was $30,300,000. As of April 28, 2025 and after giving effect to each of the Transactions contemplated to occur on such date or, if another date is specified below, as of such other date so specified, (i) the aggregate outstanding principal amount of the Loans is $37,897,672.06, and the amount thereof owing to each Lender as of April 28, 2025 is set forth on Schedule 2.1 hereto, (ii) the aggregate amount of accrued and unpaid interest on the Loans is $2,546,232.40, (iii) the Exit Fee is $5,119,500 and (iv) the costs and expenses (including, without limitation, legal costs and expenses) payable by Borrowers to the Agent and the Lenders in accordance with Section 11.04(a) of the Existing Loan Agreement and this Agreement are $1,500,000 as of April 23, 2025.

2.02 Restatement.

(a) This Agreement amends, restates and continues the Existing Loan Agreement in all respects from and after the Restatement Closing Date. All Obligations under the Existing Loan Agreement are hereby reaffirmed by the Borrowers and continued on the terms set forth herein from and after the Restatement Closing Date. This Agreement is entered into, not as a refinancing or refunding of or payment toward, but as a continuation of, the Obligations under the Existing Loan Agreement. Nothing in this Agreement shall be construed as a novation or extinguishment of any Obligations under the Existing Loan Agreement, and the execution, delivery and effectiveness of this Agreement shall not adversely affect the priority of any Lien granted pursuant to any of the Loan Documents. Interest and fees accrued and unpaid under the Existing Loan Agreement prior to the Restatement Closing Date remain accrued and unpaid under this Agreement and any instrument issued pursuant hereto. Interest and fees paid under the Existing Loan Agreement prior to the Restatement Closing Date remain paid and are non-refundable. The Indebtedness evidenced by this Agreement and any instruments issued hereunder continue to be secured by all of the Collateral and other security granted to, or for the benefit of, the Agent, for the benefit of Lenders.

(b) Without limiting the foregoing, upon the effectiveness hereof: (a) all references in the "Loan Documents" (as defined in the Existing Loan Agreement) to the "Loan Agreement" and the "Loan Documents" shall be deemed to refer to this Agreement and the Loan Documents and (b) all obligations constituting "Obligations" under the Existing Loan Agreement with any Lender or any Affiliate of any Lender which are outstanding on the Restatement Closing Date shall continue as Obligations under this Agreement and the other Loan Documents.

(c) Each Borrower reaffirms its obligations and agreements under any and all Loan Documents, including to the extent such Loan Documents are amended and restated on the Restatement Closing Date.

2.03 [Reserved].

2.04 [Reserved].

2.05 Repayment of Loans.

(a) Loans. Subject to each Intercreditor Agreement, unless accelerated sooner pursuant to Section 9.02, the Borrower shall repay to the Lenders on the Maturity Date the aggregate principal amount of all Loans outstanding, plus all unpaid interest accrued thereon through the date of repayment, plus all outstanding and unpaid fees, costs and expenses payable to the Agent and/or the Lenders under the Loan Documents through the date of repayment. The Term Loans shall also be prepaid as may be required by Section 2.06(b).

(b) Other Obligations. Obligations other than principal and interest on the Loans, including Extraordinary Expenses, shall be paid by Borrowers as specifically provided herein and in any other applicable Loan Documents or, if no payment date is specified, on ten (10) days prior written demand.

2.06 Prepayments.

(a) Optional. The Borrowers may, upon notice to the Agent from the Borrower Agent, at any time or from time to time voluntarily prepay the Loans in whole or in part, subject to the payment of the applicable Prepayment Premium, if any; provided that (A) such notice must be received by the Agent not later than 11:00 A.M. two (2) Business Days prior to any date of prepayment of Loans; and (B) any prepayment of Loans shall be in a principal amount of $100,000 or a whole multiple of $100,000 in excess thereof or, if less, the entire principal amount thereof then outstanding. Each such notice shall specify the date and amount of such prepayment. If such notice is given by the Borrower Agent, the Borrowers shall make such prepayment and the payment amount specified in such notice shall be due and payable on the date specified therein. Any prepayment of a Loan shall be accompanied by all accrued interest on the amount prepaid. Subject to Section 2.17, such prepayments shall be paid to the Lenders in accordance with their respective Applicable Percentages.

(b) Mandatory.

(i) Change of Control; Sale or Merger of Atlantic International; Acceleration. Subject to the Intercreditor Agreements, upon the occurrence of (A) a Change of Control, (B) a sale or other Disposition of a majority of the outstanding capital stock of Atlantic International or a merger of Atlantic International with another Person, or (C) an acceleration of the Loans pursuant to Section 9.02, concurrently with the closing of any such transaction, event or occurrence, the Borrowers shall be required to prepay the Loans in full by payment of an amount equal to the unpaid principal balance thereof, plus (1) all unpaid interest accrued thereon through the date of prepayment, (2) all outstanding and unpaid fees, costs and expenses payable to the Agent or the Lenders under the Loan Documents through the date of prepayment and (3) the applicable Prepayment Premium, if any. The provisions of this Section 2.06(b)(i) shall not be deemed to be implied consent to any Change of Control, Disposition, sale or merger otherwise prohibited by the terms of this Agreement. Notwithstanding the foregoing, a Change in Control as a result of the sale or trading of the IDC shares initiated by the Agent shall not result in any mandatory prepayment or acceleration.

(ii) Asset Dispositions. Subject to the Intercreditor Agreements, if a Disposition occurs with respect to any property of any Loan Party or any of its Subsidiaries (other than any Disposition of property permitted by Section 8.05(a) through (c)), the Borrowers shall prepay an aggregate principal amount of Loans equal to 100% of such Net Cash Proceeds immediately upon receipt thereof by such Person, plus (1) all unpaid interest accrued thereon through the date of prepayment, (2) all outstanding and unpaid fees, costs and expenses payable to the Agent or the Lenders under the Loan Documents through the date of prepayment and (3) the applicable Prepayment Premium,

if any; provided, however, that with the Agent's prior written consent in its discretion, Borrowers may be required to prepay less than 100% of all Net Cash Proceeds received from such Disposition.

(iii) Equity Issuance. Subject to the Intercreditor Agreements,

(A) Upon (i) the Disposition or issuance of the Equity Interests of any Loan Party, whether in connection with a public or private offering of such Equity Interests or otherwise, all Net Cash Proceeds received therefrom shall be applied to repay the Obligations (in inverse order of maturity), in each case substantially contemporaneously with such Loan Party's, as applicable, receipt of such Net Cash Proceeds.

(B) The proceeds of the Initial Capital Raise or any Capital Raise shall be applied in accordance with Section 7.23.

(C) [Reserved].

(iv) Debt Incurrence. Except for amounts issued under the ABL Credit Agreement (as in effect on the Restatement Closing Date), subject to the Intercreditor Agreements, upon the incurrence or issuance by (x) Atlantic International or any of its Subsidiaries (other than Blue Arrow) or (y) any Loan Party or any of its Subsidiaries of any Indebtedness, the Borrowers shall prepay an aggregate principal amount of Loans equal to 100% of all Net Cash Proceeds received therefrom plus (1) all unpaid interest accrued thereon through the date of prepayment, (2) all outstanding and unpaid fees, costs and expenses payable to the Agent or the Lenders under the Loan Documents through the date of prepayment and (3) the applicable Prepayment Premium, if any, immediately upon receipt thereof by Atlantic International or such Subsidiary or by any Loan Party or such Subsidiary.

(v) Extraordinary Receipts. Subject to the Intercreditor Agreements, upon receipt of any cash by (or paid to or for the account of) any Loan Party or its Subsidiaries not in the ordinary course of business, including tax refunds, pension plan reversions, proceeds of insurance, indemnity payments, purchase price adjustments, judgments, settlements or other payments in connection with any cause of action, and not otherwise included in clause (ii), (iii) or (iv) of this Section 2.06(b), the Borrowers shall prepay an aggregate principal amount of Loans equal to 100% of the cash amount thereof (net of all reasonable out-of-pocket expenses or other amounts required to be paid in connection therewith), plus (1) all unpaid interest accrued thereon through the date of prepayment, (2) all outstanding and unpaid fees, costs and expenses payable to the Agent or the Lenders under the Loan Documents through the date of prepayment and (3) the applicable Prepayment Premium, if any, immediately upon receipt thereof by such Loan Party or such Subsidiary.

(vi) Application of Mandatory Prepayments. Subject to Section 9.03, each prepayment of Loans pursuant to the provisions of Section 2.06(b) shall be paid to the Lenders pro rata in accordance with their respective Applicable Percentages.

(vii) [Reserved].

(viii) Specified Real Property Dispositions. Subject to the Intercreditor Agreements, if a Disposition occurs with respect to the Specified Real Property, the Borrowers shall prepay an aggregate principal amount of Loans equal to 100% of such Net Cash Proceeds immediately upon receipt thereof by the owner of such Specified Real Property; provided, with the Agent's prior

written consent in its discretion, Borrowers may be required to prepay less than 100% of all Net Cash Proceeds received therefrom.

2.07 [Reserved].

2.08 Interest.

(a) Interest. Subject to the provisions of Sections 2.08(b) below, each Loan shall bear interest on the outstanding principal amount thereof for each Interest Period at a rate per annum equal to the Stated Rate; and (ii) each other Obligation (including, to the extent not prohibited by applicable Law, interest not paid when due) shall bear interest on the unpaid amount thereof at a rate per annum equal to the Stated Rate.

(b) Default Rate.

(i) If any amount payable by the Borrowers under any Loan Document is not paid when due (subject to any applicable grace periods), whether at stated maturity, by acceleration or otherwise, then such unpaid amount shall thereafter bear interest at an interest rate per annum at all times equal to the Default Rate to the fullest extent permitted by applicable Laws.

(ii) If any other Event of Default exists, then the Agent may, and upon the request of the Required Lenders shall, require (and notify the Borrower Agent thereof) that all outstanding Obligations shall thereafter bear interest at an interest rate per annum at all times equal to the Default Rate.

(iii) Accrued and unpaid interest on past due amounts (including interest on past due interest) shall be due and payable in cash upon demand.

(c) Interest Payments. On each Interest Payment Date on which the Loans are outstanding, the Borrowers shall pay in arrears in cash by automatic bank draft to an account designated in writing by each Lender interest accrued on the outstanding principal amount of the Loans at the Cash Interest Rate. The full remaining portion of all interest accruing on the Loans (the "PIK Interest") may, at the Borrowers' option, be paid in cash on such day and, to the extent not paid in cash, shall be paid as set forth in Section 2.08(d). Interest hereunder shall be due and payable in accordance with the terms hereof before and after judgment, and before and after the commencement of any proceeding under any Debtor Relief Law. For the avoidance of doubt, the Borrowers shall pay to the Agent the Legal Expenses Minimum Monthly Payment on each Interest Payment Date immediately before any interest payment is due hereunder.

(d) PIK Interest. PIK Interest shall accrue as set forth above and on each Interest Payment Date any such PIK Interest which is not paid in cash shall be capitalized and added to the principal amount of the Loans and shall thereafter bear interest as set forth herein and shall be payable in full on the Maturity Date if not otherwise paid prior to such date; provided, that all accrued PIK Interest shall accrue cumulatively whether or not the Borrower shall have capital, surplus, earnings, or other amounts sufficient lawfully to pay such amounts.

(e) [Reserved].

2.09 Fees.

(a) Fee Letter. The Borrowers agree to pay the fees payable in the amounts and at the times set forth in the Fee Letter. The Borrowers hereby reaffirm their obligations under the Fee Letter as of the Restatement Closing Date.

(b) Administration Fee. On the Restatement Closing Date and on each anniversary of the Restatement Closing Date, Borrowers shall pay to Agent an administration fee of $25,000. Each annual fee shall be deemed earned in full on the date when same is due and payable hereunder and shall not be subject to rebate or proration upon termination of this Agreement for any reason.

(c) Generally. All fees payable hereunder shall be paid on the dates due, in immediately available funds. Fees paid shall not be refundable under any circumstances.

(d) Exit Fee. The Borrowers shall pay to Agent, for the ratable account of the Lenders, an exit fee which results in the annualized internal rate of return of the Lenders on the Obligations (including interest at the Default Rate) outstanding as of the end of business on December 31, 2023, and including all PIK Interest capitalized and added to the outstanding principal amount of the Loans as of such date (calculated as of the Interest Payment Date immediately succeeding December 31, 2023), and calculated from January 1, 2024 through and including the date of Payment in Full of all Obligations, being equal to seventeen and one/half of one percent (17.50%) per annum (the "Exit Fee"). Such Exit Fee shall be calculated without including any interest at the Default Rate or any fees payable or paid to Agent or any Lender in each case to the extent incurred or payable after the Exit Fee Effective Date, which shall both be separate from and additional to the Exit Fee. Such Exit Fee shall be due and payable in full on the earlier of (i) the date when any principal amount of the Loans are repaid including pursuant to Section 2.06, (ii) the date on which the Obligations become due and payable pursuant to Section 2.05 of this Agreement and (iii) during any Event of Default, upon written demand by Agent to the Borrowers, provided that in the case of an Event of Default under Section 9.01(f), the Exit Fee shall immediately and automatically become due and payable in full without any notice by or other act of Agent or any Lender. The Exit Fee shall be due and payable regardless whether as a result of the payment thereof by the Borrowers or the application of proceeds of any foreclosure sale of any Collateral. The Agent shall determine in good faith the amount of the Exit Fee payable when due. All accrued and unpaid interest, fees and other Obligations incurred or outstanding through the end of business on December 31, 2023, and including all PIK Interest capitalized and added to the outstanding principal amount of the Loans as of such date (calculated as of the Interest Payment Date immediately succeeding December 31, 2023) shall be deemed to constitute PIK Interest and added to the principal balance of the Loan as of the Exit Fee Effective Date.

2.10 Computation of Interest and Fees. All computations of fees and interest shall be made on the basis of a 360-day year and actual days elapsed (which results in more fees or interest, as applicable, being paid than if computed on the basis of a 365-day year). Interest shall accrue on each Loan not paid when due for the day on which the Loan is due and unpaid, and shall not accrue on a Loan, or any portion thereof for the day on which the Loan, or such portion thereof, is paid, provided that any Loan that is repaid on the same day on which it is made shall, subject to Section 2.12(a), bear interest for one day. Each determination by the Agent of an interest rate or fee hereunder shall be conclusive and binding for all purposes, absent manifest error.

2.11 Evidence of Debt. The Loans made by each Lender shall be evidenced by one or more accounts or records maintained by the Agent (the "Loan Account") in the ordinary course of business. In addition, each Lender may record in such Lender's internal records, an appropriate notation evidencing the date and amount of each Loan from such Lender, each payment and prepayment of principal of any such Loan, and each payment of interest, fees and other amounts due in connection with the Obligations due to

such Lender. The accounts or records maintained by the Agent and each Lender shall be conclusive absent manifest error of the amount of the Loans made by the Lenders to the Borrowers and the interest and payments thereon. Any failure to so record or any error in doing so shall not, however, limit or otherwise affect the obligation of the Borrowers hereunder to pay any amount owing with respect to the Obligations. In the event of any conflict between the accounts and records maintained by any Lender and the accounts and records of the Agent in respect of such matters, the accounts and records of the Agent shall control in the absence of manifest error. Upon the request of any Lender made through the Agent, the Borrowers shall execute and deliver to such Lender (through the Agent) a Note, which shall evidence such Lender's Loans in addition to such accounts or records. Each Lender may attach schedules to its Note and endorse thereon the date, amount and maturity of its Loans and payments with respect thereto.

2.12 Payments Generally; Pro Rata Treatment.

(a) General. All payments to be made by the Borrowers shall be made without condition or deduction for any counterclaim, defense, recoupment or setoff. Except as otherwise expressly provided herein, all payments by the Borrowers hereunder shall be made to (i) in the case of amounts payable for the account of the Agent, to the Agent's Office and in Dollars and in immediately available funds not later than 2:00 p.m. on the date specified herein, and (ii) in the case of payments of principal and accrued interest on the Loan and fees payable for the account of the Lenders, to each Lender in an amount equal to and based upon the Ratable Share of the entirety of such payment payable to all Lenders as designated by the Agent in writing to the Borrower Agent from time to time, at the office of such Lender designated by the Agent in writing to the Borrower Agent from time to time, in Dollars and in immediately available funds not later than 2:00 p.m. on the date specified herein. All payments received by the recipient after 2:00 p.m. shall be deemed received on the next succeeding Business Day and any applicable interest or fee shall continue to accrue. If any payment to be made by the Borrowers shall come due on a day other than a Business Day, payment shall be made on the next following Business Day, and such extension of time shall be reflected on computing interest or fees, as the case may be.

(b) [Reserved].

(c) [Reserved].

(d) Obligations of Lenders Several. The obligations of the Lenders hereunder to make Loans and to make payments pursuant to Section 11.04(c) are several and not joint. The failure of any Lender to make any Loan or to make any payment under Section 11.04(c) on any date required hereunder shall not relieve any other Lender of its corresponding obligation to do so on such date, and no Lender shall be responsible for the failure of any other Lender to so make its Loan, to purchase its participation or to make its payment under Section 11.04(c).

(e) Funding Source. Nothing herein shall be deemed to obligate any Lender to obtain the funds for any Loan in any particular place or manner or to constitute a representation by any Lender that it has obtained or will obtain the funds for any Loan in any particular place or manner.

(f) Pro Rata Treatment. Except to the extent otherwise provided herein: (i) each payment or prepayment of principal of Loans by the Borrower shall be made to the Lenders pro rata in accordance with their Applicable Percentages; (ii) each payment of interest on Loans by the Borrower shall be made to the Lenders pro rata in accordance with the amounts of interest on such Loans then due and payable to the respective Lenders; (iii) each payment of any applicable Prepayment Premium in connection with a prepayment of the Loans by the Borrower shall be made to the Lenders pro rata in accordance with their Applicable Percentages; and (iv) except as expressly set forth herein to the contrary, each payment by the

Borrower of any other Obligations shall be made to the Lenders pro rata in accordance with their Applicable Percentages.

2.13 Sharing of Payments by Lenders. If any Lender shall, by exercising any right of setoff or counterclaim or otherwise, obtain payment in respect of (a) the Obligations due and payable to such Lender hereunder and under the other Loan Documents at such time in excess of its ratable share (according to the proportion of (i) the amount of such Obligations due and payable to such Lender at such time to (ii) the aggregate amount of the Obligations due and payable to all Lenders hereunder and under the other Loan Documents at such time) of payments on account of the Obligations due and payable to all Lenders hereunder and under the other Loan Documents at such time obtained by all the Lenders at such time or (b) the Obligations owing (but not due and payable) to such Lender hereunder and under the other Loan Documents at such time in excess of its ratable share (according to the proportion of (i) the amount of such Obligations owing (but not due and payable) to such Lender at such time to (ii) the aggregate amount of the Obligations owing (but not due and payable) to all Lenders hereunder and under the other Loan Documents at such time) of payments on account of the Obligations owing (but not due and payable) to all Lenders hereunder and under the other Loan Documents at such time obtained by all of the Lenders at such time, then, in each case under clauses (a) and (b) above, the Lender receiving such greater proportion shall (A) notify the Agent of such fact, and (B) purchase (for cash at face value) participations in the Loans of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of Obligations then due and payable to the Lenders or owing (but not due and payable) to the Lenders, as the case may be, provided that:

(i) if any such participations or subparticipations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations or subparticipations shall be rescinded and the purchase price restored to the extent of such recovery, without interest; and

(ii) the provisions of this Section shall not be construed to apply to any payment made by or on behalf of any Loan Party pursuant to and in accordance with the express terms of this Agreement.

Each Loan Party consents to the foregoing and agrees, to the extent it may effectively do so under applicable Law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against such Loan Party rights of setoff and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of such Loan Party in the amount of such participation.

2.14 [Reserved].

2.15 Nature and Extent of Liability.

(a) Joint and Several Liability. Each Borrower agrees that it is jointly and severally liable for, and absolutely and unconditionally guarantees to the Agent and Lenders, all Obligations and all agreements under the Loan Documents. Each Borrower agrees that its guaranty obligations hereunder constitute a continuing guaranty of payment and not of collection, that such obligations shall not be discharged until the Facility Termination Date, and that such obligations are absolute and unconditional, irrespective of (i) the genuineness, validity, regularity, enforceability, subordination or any future modification of, or change in, any Obligations or Loan Document, or any other document, instrument or agreement to which any Loan Party or Subsidiary thereof is or may become a party or be bound; (ii) the absence of any action to enforce this Agreement (including this Section) or any other Loan Document, or any waiver, consent or indulgence of any kind by the Agent or any Lender with respect thereto; (iii) the existence, value or condition of, or failure to perfect a Lien or to preserve rights against, any security or guaranty for the

Obligations or any action, or the absence of any action, by the Agent or any Lender in respect thereof (including the release of any security or guaranty); (iv) the insolvency of any Loan Party or Subsidiary thereof; (v) any election by the Agent or any Lender in proceeding under Debtor Relief Laws for the application of Section 1111(b)(2) of the Bankruptcy Code; (vi) any borrowing or grant of a Lien by any other Loan Party or Subsidiary thereof, as debtor-in-possession under Section 364 of the Bankruptcy Code or otherwise; (vii) the disallowance of any claims of the Agent or any Lender against any Loan Party or Subsidiary thereof for the repayment of any Obligations under Section 502 of the Bankruptcy Code or otherwise; or (viii) any other action or circumstances that might otherwise constitute a legal or equitable discharge or defense of a surety or guarantor, except Payment in Full on the Facility Termination Date.

(b) Waivers.

(i) Each Borrower expressly waives all rights that it may have now or in the future under any statute, at common law, in equity or otherwise, to compel the Agent or Lenders to marshal assets or to proceed against any Loan Party, other Person or security for the payment or performance of any Obligations before, or as a condition to, proceeding against such Borrower. Each Borrower waives all defenses available to a surety, guarantor or accommodation co-obligor other than Payment in Full. It is agreed among each Loan Party, the Agent and Lenders that the provisions of this Section 2.15 are of the essence of the transaction contemplated by the Loan Documents and that, but for such provisions, the Agent and Lenders would decline to make Loans. Each Borrower acknowledges that its guaranty pursuant to this Section is necessary to the conduct and promotion of its business, and can be expected to benefit such business.

(ii) The Agent and Lenders may, in their discretion, pursue such rights and remedies as they deem appropriate, including realization upon Collateral by judicial foreclosure or non-judicial sale or enforcement, without affecting any rights and remedies under this Section 2.15. If, in taking any action in connection with the exercise of any rights or remedies, the Agent or any Lender shall forfeit any other rights or remedies, including the right to enter a deficiency judgment against any Loan Party or other Person, whether because of any applicable Laws pertaining to "election of remedies" or otherwise, each Borrower consents to such action and waives any claim of forfeiture of such rights or remedies based upon it, even if the action may result in loss of any rights of subrogation that such Borrower might otherwise have had. Any election of remedies that results in denial or impairment of the right of the Agent or any Lender to seek a deficiency judgment against any Loan Party shall not impair any Borrower's obligation to pay the full amount of the Obligations. Each Borrower waives all rights and defenses arising out of an election of remedies, such as nonjudicial foreclosure with respect to any security for the Obligations, even though that election of remedies destroys such Borrower's rights of subrogation against any other Person. The Agent may bid all or a portion of the Obligations at any foreclosure or trustee's sale or at any private sale, and the amount of such bid need not be paid by the Agent but shall be credited against the Obligations. The amount of the successful bid at any such sale, whether the Agent or any other Person is the successful bidder, shall be conclusively deemed to be the Fair Market Value of the Collateral, and the difference between such bid amount and the remaining balance of the Obligations shall be conclusively deemed to be the amount of the Obligations guaranteed under this Section 2.15, notwithstanding that any present or future law or court decision may have the effect of reducing the amount of any deficiency claim to which the Agent or any Lender might otherwise be entitled but for such bidding at any such sale.

(c) Extent of Liability; Contribution.

(i) Notwithstanding anything herein to the contrary, each Borrower's liability under this Section 2.15 shall be limited to the greater of (i) all amounts for which such Borrower is primarily liable, as described below, and (ii) such Borrower's Allocable Amount.

(ii) If any Borrower makes a payment under this Section 2.15 of any Obligations (other than amounts for which such Borrower is primarily liable) (a "Guarantor Payment") that, taking into account all other Guarantor Payments previously or concurrently made by any other Borrower, exceeds the amount that such Borrower would otherwise have paid if each Borrower had paid the aggregate Obligations satisfied by such Guarantor Payments in the same proportion that such Borrower's Allocable Amount bore to the total Allocable Amounts of all Borrowers, then such Borrower shall be entitled to receive contribution and indemnification payments from, and to be reimbursed by, each other Borrower for the amount of such excess, pro rata based upon their respective Allocable Amounts in effect immediately prior to such Guarantor Payment. The "Allocable Amount" for any Borrower shall be the maximum amount that could then be recovered from such Borrower under this Section 2.15 without rendering such payment voidable under Section 548 of the Bankruptcy Code or under any applicable state fraudulent transfer or conveyance act, or similar statute or common law.

(d) Direct Liability; Separate Borrowing Availability. Nothing contained in this Section 2.15 shall limit the liability of any Borrower to pay Loans made directly or indirectly to that Borrower (including Loans advanced to any other Borrower and then re-loaned or otherwise transferred to, or for the benefit of, such Borrower) and all accrued interest, fees, expenses and other related Obligations with respect thereto, for which such Borrower shall be primarily liable for all purposes hereunder.

(e) Joint Enterprise. Each Loan Party has requested that the Agent and Lenders make this credit facility available to Borrowers on a combined basis, in order to finance Borrowers' business most efficiently and economically. The Loan Parties' business is a mutual and collective enterprise, and the successful operation of each Loan Party is dependent upon the successful performance of the integrated group. The Loan Parties believe that consolidation of their credit facility will enhance the borrowing power of each Loan Party, all to their mutual advantage. The Loan Parties acknowledge that the Agent's and Lenders' willingness to extend credit and to administer the Collateral on a combined basis hereunder is done solely as an accommodation to Loan Parties and at Loan Parties' request.

(f) Subordination. Each Loan Party hereby subordinates any claims, including any rights at law or in equity to payment, subrogation, reimbursement, exoneration, contribution, indemnification or set off, that it may have at any time against any other Loan Party, howsoever arising, to the Payment in Full on the Facility Termination Date.

(g) Borrower Agent.

(i) (A) Each Lyneer Loan Party hereby irrevocably appoints and designates (or, if not a party hereto, by execution and delivery of a guaranty agreement acceptable to Agent or otherwise becoming a Guarantor hereunder shall be deemed to have irrevocably appointed and designated) Lyneer Staffing (the "Lyneer Borrower Agent") as its representative and agent and attorney-in-fact for all purposes under the Loan Documents, including, as applicable, delivery or receipt of communications, preparation and delivery of financial reports, receipt and payment of Obligations, requests for waivers, amendments or other accommodations, actions under the Loan Documents (including in respect of compliance with covenants), and all other dealings with the Agent or any Lender. IDC shall constitute the Borrower Agent for IDC in the same respect. Any usage of the capitalized term "Borrower Agent" shall mean the Lyneer Borrower Agent or IDC, as applicable.

(ii) Any notice, election, representation, warranty, agreement or undertaking by or on behalf of any Loan Party by the Borrower Agent shall be deemed for all purposes to have been made by such Loan Party and shall be binding upon and enforceable against such Loan Party to the same extent as if made directly by such Loan Party.

(iii) The Borrower Agent hereby accepts the appointment by each Loan Party hereunder to act as its agent and attorney-in-fact.

(iv) The Agent and Lenders shall be entitled to rely upon, and shall be fully protected in relying upon, any notice or communication (including any notice of borrowing) delivered by Borrower Agent on behalf of any Borrower or other Loan Party. The Agent and Lenders may give any notice to or communication with a Loan Party hereunder to the Borrower Agent on behalf of such Loan Party. Each of the Agent and the Lenders shall have the right, in its discretion, to deal exclusively with Borrower Agent for any or all purposes under the Loan Documents. Each Loan Party agrees (or, if not a party hereto, by execution and delivery of a guaranty agreement acceptable to Agent or otherwise becoming a Guarantor hereunder shall be deemed to have agreed) that any notice, election, communication, representation, agreement or undertaking made on its behalf by Borrower Agent shall be binding upon and enforceable against it.

ARTICLE III
TAXES, YIELD PROTECTION AND ILLEGALITY

3.01 Taxes.

(a) Payments Free of Taxes; Obligation to Withhold; Payments on Account of Taxes.

(i) Any and all payments by or on account of any obligation of the Loan Parties hereunder or under any other Loan Document shall to the extent permitted by applicable Laws be made free and clear of and without reduction or withholding for any Taxes. If, however, applicable Laws require the Loan Parties or the Agent to withhold or deduct any Tax, such Tax shall be withheld or deducted in accordance with such Laws as determined by the Borrower Agent or the Agent, as the case may be, upon the basis of the information and documentation to be delivered pursuant to subsection (e) below.

(ii) If any Loan Party or the Agent shall be required by the Code to withhold or deduct any Taxes, including both United States federal backup withholding and withholding taxes, from any payment, then (A) the Agent shall withhold or make such deductions as are determined by the Agent to be required based upon the information and documentation it has received pursuant to subsection (e) below, (B) the Agent shall timely pay the full amount withheld or deducted to the relevant Governmental Authority in accordance with the Code, and (C) to the extent that the withholding or deduction is made on account of Indemnified Taxes or Other Taxes, the sum payable by the Loan Parties shall be increased as necessary so that after any required withholding or the making of all required deductions (including deductions applicable to additional sums payable under this Section) the Agent or Lender, as the case may be, receives an amount equal to the sum it would have received had no such withholding or deduction been made.

(b) Payment of Other Taxes by the Borrowers. Without limiting the provisions of subsection (a) above, the Loan Parties shall timely pay any Other Taxes to the relevant Governmental Authority in accordance with applicable Law.

(c) Tax Indemnification by the Borrowers.

(i) Without limiting the provisions of subsection (a) or (b) above, each Loan Party shall, and does hereby, indemnify the Agent and each Lender, and shall make payment in respect thereof within ten (10) days after demand therefor, for the full amount of any Indemnified Taxes or Other Taxes (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section) withheld or deducted by the Loan Parties or the Agent or paid by the Agent or such Lender, as the case may be, and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority; provided, the Agent shall deliver notice of any such proposed imposition or assessment of Indemnified Taxes or Other Taxes to the Borrowers as soon as possible after receipt of notice thereof, but in no event less than ten (10) Business Days prior to the payment of the imposed or asserted Indemnified Taxes or Other Taxes. Each Loan Party shall also, and does hereby, indemnify the Agent, and shall make payment in respect thereof within ten (10) days after demand therefor, for any amount which a Lender for any reason fails to pay indefeasibly to the Agent as required by clause (ii) of this subsection. A certificate as to the amount of any such payment or liability delivered to the Borrower Agent by a Lender (with a copy to the Agent), or by the Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

(ii) Without limiting the provisions of subsection (a) or (b) above, each Lender shall, and does hereby, indemnify the Loan Parties and the Agent, and shall make payment in respect thereof within ten (10) days after demand therefor, against any and all Taxes and any and all related losses, claims, liabilities, penalties, interest and expenses (including the fees, charges and disbursements of any counsel for the Borrowers or the Agent) incurred by or asserted against the Loan Parties or the Agent by any Governmental Authority as a result of the failure by such Lender to deliver, or as a result of the inaccuracy, inadequacy or deficiency of, any documentation required to be delivered by such Lender to the Borrower Agent or the Agent pursuant to subsection (e). Each Lender hereby authorizes the Agent to set off and apply any and all amounts at any time owing to such Lender under this Agreement or any other Loan Document against any amount due to the Agent under this clause (ii). The agreements in this clause (ii) shall survive the resignation and/or replacement of the Agent, any assignment of rights by, or the replacement of, a Lender and the occurrence of the Facility Termination Date.

(d) Evidence of Payments. Upon request by the Borrower Agent or the Agent, as the case may be, after any payment of Taxes by the Loan Parties or by the Agent to a Governmental Authority as provided in this Section 3.01, the Borrower Agent shall deliver to the Agent or the Agent shall deliver to the Borrower Agent, as the case may be, the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of any return required by Laws to report such payment or other evidence of such payment reasonably satisfactory to the Borrower Agent or the Agent, as the case may be.

(i) Status of Lenders; Tax Documentation.

(ii) Each Lender shall deliver to the Borrower Agent and to the Agent, at the time or times prescribed by applicable Laws or when reasonably requested by the Borrower Agent or the Agent, such properly completed and executed documentation prescribed by applicable Laws or by the taxing authorities of any jurisdiction and such other reasonably requested information as will permit the Borrower Agent or the Agent, as the case may be, to determine (A) whether or not payments made hereunder or under any other Loan Document are subject to Taxes, (B) if applicable, the required rate of withholding or deduction, and (C) such Lender's entitlement to any available exemption from, or reduction of, applicable Taxes in respect of all payments to be made to such Lender by the Loan Parties pursuant to this Agreement or otherwise to establish such Lender's status for withholding tax purposes in the applicable jurisdiction.

(iii) Without limiting the generality of the foregoing, if a Borrower is resident for tax purposes in the United States,

(A) any Lender that is a "United States person" within the meaning of Section 7701(a)(30) of the Code shall deliver to the Borrower Agent and the Agent executed originals of Internal Revenue Service Form W-9 or such other documentation or information prescribed by applicable Laws or reasonably requested by the Borrower Agent or the Agent as will enable the Borrower Agent or the Agent, as the case may be, to determine whether or not such Lender is subject to backup withholding or information reporting requirements; and

(B) each Foreign Lender that is entitled under the Code or any applicable treaty to an exemption from or reduction of withholding tax with respect to payments hereunder or under any other Loan Document shall deliver to the Borrower Agent and the Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the request of the Borrower Agent or the Agent, but only if such Foreign Lender is legally entitled to do so), whichever of the following is applicable:

(I) executed originals of Internal Revenue Service Form W-8BEN-E (or, if applicable W-8BEN) claiming eligibility for benefits of an income tax treaty to which the United States is a party,

(II) executed originals of Internal Revenue Service Form W-8ECI,

(III) executed originals of Internal Revenue Service Form W-8IMY and all required supporting documentation,

(IV) in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate to the effect that such Foreign Lender is not (A) a "bank" within the meaning of Section 881(c)(3)(A) of the Code, (B) a "10 percent shareholder" of any Borrower within the meaning of Section 881(c)(3)(B) of the Code, or (C) a "controlled foreign corporation" described in Section 881(c)(3)(C) of the Code and (y) executed originals of Internal Revenue Service Form W-8BEN, or

(V) executed originals of any other form prescribed by applicable Laws as a basis for claiming exemption from or a reduction in United States federal withholding tax together with such supplementary documentation as may be prescribed by applicable Laws to permit the Borrower Agent or the Agent to determine the withholding or deduction required to be made; and

(C) if a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Borrower Agent and the Agent at the time or times prescribed by law and at such time or times reasonably requested by any Borrower or the Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by any Borrower or the Agent as may be necessary for the Borrowers and the Agent to comply with their obligations under

FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (C), "FATCA" shall include any amendments made to FATCA after the date of this Agreement. For purposes of this Section 3.01, "Laws" shall include FATCA

(iv) Each Lender shall promptly (A) notify the Borrower Agent and the Agent of any change in circumstances which would modify or render invalid any claimed exemption or reduction, and (B) take such steps as shall not be materially disadvantageous to it, in the reasonable judgment of such Lender, and as may be reasonably necessary (including the re-designation of its Lending Office) to avoid any requirement of applicable Laws of any jurisdiction that the Loan Parties or the Agent make any withholding or deduction for taxes from amounts payable to such Lender.

(e) Treatment of Certain Refunds. Unless required by applicable Laws, at no time shall the Agent have any obligation to file for or otherwise pursue on behalf of a Lender, or have any obligation to pay to any Lender any refund of Taxes withheld or deducted from funds paid for the account of such Lender. If the Agent or any Lender determines, in its discretion, that it has received a refund of any Taxes or Other Taxes as to which it has been indemnified by any Loan Party or with respect to which any Loan Party has paid additional amounts pursuant to this Section, it shall pay to such Loan Party an amount equal to such refund (but only to the extent of indemnity payments made, or additional amounts paid, by any Loan Party under this Section with respect to the Taxes or Other Taxes giving rise to such refund), net of all out-of-pocket expenses incurred by the Agent or such Lender and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund), provided that each Loan Party, upon the request of the Agent or such Lender, agrees to repay the amount paid over to any Loan Party (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Agent or such Lender in the event the Agent or such Lender is required to repay such refund to such Governmental Authority. This subsection shall not be construed to require the Agent or any Lender to make available its tax returns (or any other information relating to its taxes that it deems confidential) to any Loan Party or any other Person.

3.02 [Reserved].

3.03 [Reserved].

3.04 Increased Costs.

(a) Increased Costs Generally. If any Change in Law shall:

(i) impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender;

(ii) subject any Lender to any tax of any kind whatsoever with respect to this Agreement or any Loan made by it, or change the basis of taxation of payments to such Lender in respect thereof (except for Indemnified Taxes or Other Taxes covered by Section 3.01 and the imposition of, or any change in the rate of, any Excluded Tax payable by such Lender); or

(iii) impose on any Lender any other condition, cost or expense affecting this Agreement or Loans made by such Lender;

and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Loan, or to increase the cost to such Lender or to reduce the amount of any sum received or receivable

by such Lender hereunder (whether of principal, interest or any other amount) then, upon request of such Lender, the Loan Parties will pay to such Lender, such additional amount or amounts as will compensate such Lender for such additional costs incurred or reduction suffered.

(b) Capital Requirements. If any Lender determines, in its reasonable discretion, that any Change in Law affecting such Lender or any Lending Office of such Lender or such Lender's holding company, if any, regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Lender's capital or on the capital of such Lender's holding company, if any, as a consequence of this Agreement or the Loans made by such Lender, to a level below that which such Lender or such Lender's holding company could have achieved but for such Change in Law (taking into consideration such Lender's policies and the policies of such Lender's holding company with respect to capital adequacy), then from time to time pursuant to subsection (c) below the Loan Parties will pay to such Lender such additional amount or amounts as will compensate such Lender or such Lender's holding company for any such reduction suffered.

(c) Certificates for Reimbursement. A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender or its holding company, as the case may be, as specified in subsection (a) or (b) of this Section and delivered to the Borrower Agent shall be conclusive absent manifest error. The Loan Parties shall pay such Lender the amount shown as due on any such certificate within ten (10) Business Days after receipt thereof.

(d) Delay in Requests. Failure or delay on the part of any Lender to demand compensation pursuant to the foregoing provisions of this Section shall not constitute a waiver of such Lender's right to demand such compensation, provided that the Loan Parties shall not be required to compensate a Lender pursuant to the foregoing provisions of this Section for any increased costs incurred or reductions suffered more than six (6) months prior to the date that such Lender notifies the Loan Parties of the Change in Law giving rise to such increased costs or reductions and of such Lender's intention to claim compensation therefor (except that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the six-month period referred to above shall be extended to include the period of retroactive effect thereof).

3.05 [Reserved].

3.06 Mitigation Obligations; Replacement of Lenders.

(a) Designation of a Different Lending Office. If any Lender requests compensation under Section 3.04, or the Borrowers are required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.01, or if any Lender gives a notice pursuant to Section 3.02, then such Lender shall use reasonable efforts to designate a different Lending Office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 3.01 or 3.04, as the case may be, in the future, or eliminate the need for the notice pursuant to Section 3.02, as applicable, and (ii) in each case, would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The Borrowers hereby agree to pay all reasonable actual out-of-pocket costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b) Replacement of Lenders. If any Lender requests compensation under Section 3.04, or if the Borrowers are required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.01, the Borrowers may replace such Lender in accordance with Section 11.13.

3.07 Survival. All of the Borrowers' obligations under this Article III shall survive the resignation of the Agent, the replacement of any Lender and the occurrence of the Facility Termination Date.

ARTICLE IV
SECURITY AND ADMINISTRATION OF COLLATERAL

4.01 Security. As security for the full and timely payment and performance of all Obligations, Borrower Agent shall, and shall cause each other Loan Party to, on or before the Restatement Closing Date, do or cause to be done all things necessary in the reasonable opinion of the Agent and its counsel to grant to the Agent for the benefit of the Secured Parties a duly perfected security interest in all Collateral (subject to no prior Lien or other encumbrance or restriction on transfer, other than Permitted Liens expressly permitted hereunder). Without limiting the foregoing, on or before the Restatement Closing Date the Borrower Agent shall deliver, and shall cause each Loan Party to deliver, to the Agent, in form and substance reasonably acceptable to the Agent, (a) the Security Agreement, which shall pledge to the Agent for the benefit of the Secured Parties certain personal property of the Borrowers and the other Loan Parties more particularly described therein, and (b) Uniform Commercial Code financing statements in form, substance and number as requested by the Agent, reflecting the Lien in favor of the Secured Parties on the Collateral, and shall take such further action and deliver or cause to be delivered such further documents as required by the Security Instruments or otherwise as the Agent may request to effect the transactions contemplated by this Article IV; provided, however, that the Agent shall not be required to accept a Lien or Mortgage on any Real Property prior to the receipt of all Flood Documentation with respect thereto.

4.02 Collateral Administration.

(a) Administration of Accounts.

(i) Records and Schedules of Accounts. Each Borrower shall keep accurate and complete records of its Accounts, including all payments and collections thereon, and shall submit to the Agent sales, collection, reconciliation and other reports in form reasonably satisfactory to the Agent, on such periodic basis as the Agent may request but not more frequently than one time per month unless an Event of Default has occurred and is continuing.

(ii) Taxes. If an Account of any Loan Party includes a charge for any Taxes, Agent is authorized, in its Permitted Discretion, to pay the amount thereof to the proper taxing authority for the account of such Borrower and to charge Borrowers therefor; provided, however, that neither the Agent nor Lenders shall be liable for any Taxes that may be due from Borrowers or with respect to any Collateral.

(iii) Account Verification. If an Event of Default has occurred and is continuing, the Agent shall have the right at any time, in the name of the Agent, any designee of the Agent or (during the continuance of any Event of Default) any Borrower, to verify the validity, amount or any other matter relating to any Accounts of Borrowers by mail, telephone or otherwise. Borrowers shall cooperate fully with the Agent in an effort to facilitate and promptly conclude any such verification process.

(iv) Proceeds of Collateral. Borrowers shall request in writing and otherwise take all necessary steps to ensure that all payments on Accounts or otherwise relating to Collateral are made directly to a Controlled Deposit Account (or a lockbox relating to a Controlled Deposit Account). If any Borrower or Subsidiary receives cash or Payment Items with respect to any Collateral, it

shall hold same in trust for the Agent and promptly (not later than the next Business Day) deposit same into a Controlled Deposit Account.

(v) Extensions of Time for Payment. In addition, upon the occurrence and during the continuance of an Event of Default, other than in the Ordinary Course of Business and in amounts which are not material to such Borrower, each Borrower will not (i) grant any extension of the time for payment of any Account, (ii) compromise or settle any Account for less than the full amount thereof, (iii) release, wholly or partially, any Person liable for the payment of any Account, (iv) allow any credit or discount whatsoever on any Account or (v) amend, supplement or modify any Account in any manner that could adversely affect the value thereof.

4.03 After Acquired Property; Further Assurances.

(a) New Deposit Accounts and Securities Accounts. Concurrently with or prior to the opening of any Deposit Account, Securities Account or Commodity Account by any Loan Party, other than any Excluded Deposit Account, such Loan Party shall deliver to the Agent a Control Agreement covering such Deposit Account, Securities Account or Commodity Account, duly executed by such Loan Party, the Agent and the applicable Controlled Account Bank, securities intermediary or financial institution at which such account is maintained.

(b) Future Locations Subject to Material Third-Party Agreements. With respect to any location of Collateral subject to a Material Third-Party Agreement entered into after the Original Closing Date, each Loan Party shall use commercially reasonable efforts to provide the Agent with Lien Waivers with respect to the premises subject to such Material Third-Party Agreements.

(c) Acquired Real Property. If any Loan Party acquires any Real Property on or after the Original Closing Date, such Loan Party shall promptly notify the Agent thereof. With respect to all Real Property acquired on or after the Original Closing Date, but solely upon written request from the Agent in its Permitted Discretion, the Loan Parties shall be required to provide, within ninety (90) days of any such request (or such longer period as Agent may in its Permitted Discretion agree) a Mortgage and all Mortgage Related Documents, including all Flood Documentation, with respect to such Real Property. For avoidance of doubt, the Agent shall not be required to accept a Lien or Mortgage on any Real Property (whether existing or acquired on or after the Original Closing Date) if, in its discretion, it chooses not to accept such Lien or Mortgage for any reason, including, without limitation, the failure to receive the Flood Documentation with respect thereto.

(d) UCC Authorization. The Agent is hereby irrevocably authorized to execute (if necessary) and file or cause to be filed, with or if permitted by applicable Law without the signature of any Borrower appearing thereon, all UCC financing statements reflecting any Borrower as “debtor” and the Agent as “secured party”, and continuations thereof and amendments thereto, as the Agent reasonably deems necessary or advisable to give effect to the transactions contemplated hereby and by the other Loan Documents.

4.04 Cash Management.

(a) Controlled Deposit Accounts. Subject to the requirements of Section 7.22 and the Intercreditor Agreements, at all times, each Loan Party shall enter into a Control Agreement with respect to each Deposit Account of the Loan Parties, other than Excluded Deposit Accounts. The Borrower Agent shall cause bank statements and/or other reports from the Controlled Account Banks to be delivered to the Agent not less often than monthly, accurately setting forth all amounts deposited in each Controlled Deposit Account to ensure the proper transfer of funds as set forth above.

(b) [Reserved].

(c) [Reserved].

(d) Controlled Securities Accounts. Subject to the requirements of Section 7.22 and the Intercreditor Agreements, each Loan Party shall enter into a Control Agreement with respect to each Securities Account and Commodity Account listed on part (b) of Schedule 6.19. The Borrower Agent shall cause account statements and/or other reports from the applicable broker, financial institution or other financial intermediary to be delivered to the Agent not less often than monthly, accurately setting forth all assets, including securities entitlements, financial assets or other amounts, held in each Securities Account or Commodity Account.

4.05 Information Regarding Collateral. Each Borrower represents, warrants and covenants that Schedule 4.05 sets forth as of the Restatement Closing Date, (a) the exact legal name, jurisdiction of formation, organizational identification number, chief executive office and any trade name or other trade style of each Loan Party and each of its Subsidiaries, (b) each Person that has effected any merger or consolidation with a Loan Party or sold, contributed or transferred to a Loan Party any property constituting Collateral at any time since, in each case, July 1, 2016, (c) any prior legal name, jurisdiction of formation, organizational identification number, trade name or trade style or location of the chief executive office of each Loan Party at any time since July 1, 2016, and (d) each location within the United States in which material goods constituting Collateral are located as of the Restatement Closing Date (together with the name of each owner of the property located at such address if not the applicable Loan Party, a summary description of the relationship between the applicable Loan Party and such Person and the maximum approximate book or market value of the Collateral held or to be held at such location). No Loan Party shall change, or permit any other Loan Party or Subsidiary thereof to change, its name, jurisdiction of formation (whether by reincorporation, merger or otherwise), the location of its chief executive office or any location specified in clause (d) of the immediately preceding sentence, or use or permit any other Loan Party to use, any additional trade name or other trade style, except upon giving not less than thirty (30) days' prior written notice to the Agent (or such shorter period as the Agent may agree) and taking or causing to be taken all such action at Borrowers' or such other Loan Parties' expense as may be reasonably requested by the Agent to perfect or maintain the perfection and priority of the Lien of the Agent in the Collateral.

4.06 Ratification of Existing Security Instruments, Etc.

(a) Each Loan Party (i) agrees that the execution, delivery and performance of this Agreement by each Loan Party shall not limit, restrict or otherwise adversely affect in any way any of the Security Instruments executed by such Loan Party or any Guarantee or Lien (as applicable) provided or granted pursuant thereto, (ii) agrees that, both before and after giving effect to this Agreement, each of the Security Instruments executed by such Loan Party, and each Guarantee and/or Lien (as applicable) provided or granted pursuant to such Security Instrument, has been and continues to be provided or granted to and in favor of the Agent for the benefit of the Secured Parties and is and continues to be in full force and effect and guarantees and/or secures (as applicable) the payment and performance of all of the Obligations and (iii) reaffirms, acknowledges, ratifies and confirms all of its indebtedness, liabilities and obligations under each of such Security Instruments executed by such Loan Party.

(b) In addition to and without limiting the generality of the foregoing Section 4.06(a), subject to the BMO Intercreditor Agreement, it is acknowledged and agreed by the Borrowers that the Collateral (as defined in the Security Agreement) in which the Agent has been granted a security interest as security for the payment and performance of the Obligations includes, without limitation, all Equity Interests in or issued by Atlantic International now or hereafter owned or acquired by IDC and all proceeds thereof, and IDC hereby grants a security interest to the Agent, for the benefit of the Secured Parties, in all Equity

Interests in or issued by Atlantic International now or hereafter owned or acquired by IDC and all proceeds thereof as security for the payment and performance of the Obligations.

ARTICLE V
CONDITIONS PRECEDENT

5.01 Conditions Precedent. This Agreement shall be effective upon satisfaction of the following conditions precedent to the satisfaction of the Agent:

(a) The Agent's receipt of the following items, each properly executed by a Responsible Officer of the applicable Loan Party, each dated as of the Restatement Closing Date (or, in the case of certificates of governmental officials, a recent date before the Restatement Closing Date or unless otherwise agreed by the Agent) and each in form and substance satisfactory to the Agent in its discretion and its legal counsel:

(i) an executed counterpart of this Agreement;

(ii) a reaffirmation and omnibus amendment of Loan Documents by each Loan Party, Gattani;

(iii) [reserved];

(iv) [reserved];

(v) an amendment to the Master Turnover Agreement removing the Agent as a party;

(vi) a securities account control agreement of IDC in form and substance acceptable to the Agent with respect to all Equity Interests of Atlantic International owned by IDC (except the BMO Atlantic Shares until Payment in Full of the BMO Obligations after which remaining BMO Atlantic Shares shall also be deposited);

(vii) an executed perfection certificate with respect to the Lyneer Loan Parties;

(viii) (A) an affidavit of lost note of Atlantic International for the original Lyneer Merger Note, (B) an amended and restated version of the Lyneer Merger Note executed by Atlantic International in favor of IDC and (C) an allonge of IDC with respect to the same;

(ix) an executed counterpart of the ABL Intercreditor Agreement;

(x) an executed counterpart of the BMO Intercreditor Agreement (or an amendment to the existing BMO Intercreditor Agreement);

(xi) a Note (or an amended and restated Note) executed by the Borrowers payable to the order of each Lender requesting a Note;

(xii) a Secretary's certificate for each Loan Party certifying as to (A) true and complete copies of all Organization Documents of such Loan Party attached thereto, (B) resolutions of the Board of Directors or other organizational action authorizing execution, delivery and performance of all Loan Documents to which such Loan Party is a party, and (C) incumbency of officers (including specimen signatures) evidencing the identity, authority and capacity of each Responsible

Officer thereof authorized to act as a Responsible Officer in connection with this Agreement and the other Loan Documents to which such Loan Party is a party;

(xiii) certification from any applicable Governmental Authority as the Agent may reasonably require to evidence that each Loan Party is duly organized or formed, and that each Loan Party is validly existing, in good standing and qualified to engage in business in its jurisdiction of organization and in any other jurisdiction in which the failure to be so qualified could reasonably be expected to have a Material Adverse Effect, including certified copies of such Loan Party's Organization Documents, agreements among holders of Equity Interests, certificates of existence and good standing and qualification to engage in business in each applicable jurisdiction;

(xiv) a favorable opinions of counsel to IDC and counsel to the Lyneer Borrowers, and acceptable local counsel to the Loan Parties, each addressed to the Agent and each Lender and their successors and assigns, as to the matters concerning the Loan Parties and the Loan Documents as the Agent may reasonably request;

(xv) certificates of Responsible Officers of the applicable Borrower Agent or the applicable Loan Parties either (A) identifying all consents, licenses and approvals required in connection with the execution, delivery and performance by each Borrower and the validity against each such Loan Party of the Loan Documents to which it is a party, and stating that such consents, licenses and approvals shall be in full force and effect, and attaching true and correct copies thereof or (B) stating that no such consents, licenses or approvals are so required;

(xvi) a certificate signed by a Responsible Officer of the applicable Borrower Agent certifying as to the matters described in Section 5.01(a)(xviii), 5.01(f), and 5.01(i);

(xvii) (A) audited financial statements of IDC for each of the three (3) fiscal years preceding the Restatement Closing Date, (B) audited financial statements of Lyneer Investments and its Subsidiaries for each of the three (3) fiscal years immediately preceding the Restatement Closing Date, (C) interim unaudited financial statements, consisting of the balance sheet and the related statements of income and cash flows, of IDC for the 6-month period ended as of the Restatement Closing Date, interim unaudited financial statements, consisting of the balance sheet and the related statements of income and cash flows, of Lyneer Investments and its Subsidiaries for the 12-month period ended March 31, 2025 and (D) projected financial statements of each Consolidated Group (i.e. separately for IDC and the Lyneer Loan Parties) for the next three (3) fiscal years, including yearly projected financial statements for the Fiscal Years ending December 31, 2025, December 31, 2026, and December 31, 2027;

(xviii) a certificate signed by a Responsible Officer of the Borrower Agent certifying that, after giving effect to the entering into of the Loan Documents and the consummation of all of the Transactions, (A) each Borrower (other than IDC) is Solvent and (B) the Loan Parties, taken as a whole (other than IDC), are Solvent;

(xix) evidence that all insurance required to be maintained pursuant to the Loan Documents has been obtained and is in effect (including, without limitation, the related insurance policy endorsements in favor of the Agent);

(xx) delivery of Uniform Commercial Code financing statements, suitable in form and substance for filing in all places required by applicable law to perfect the Liens of the Agent under the Security Instruments as a first priority Lien (subject to the Intercreditor Agreements) as to items of Collateral in which a security interest may be perfected by the filing of financing statements, and

such other documents and/or evidence of other actions as may be reasonably necessary under applicable law to perfect the Liens of the Agent under such Security Instruments as a first priority Lien (subject to the Intercreditor Agreements) in and to such other Collateral as the Agent may require;

(xxi) Uniform Commercial Code search results showing only those Liens as are acceptable to the Agent and Lenders;

(xxii) evidence satisfactory to the Agent of the consummation (in compliance with all applicable laws and regulations, with the receipt of all material governmental, shareholder and third party consents and approvals relating thereto) of the Transactions;

(xxiii) such other assurances, certificates, documents, consents or opinions as the Agent or the Required Lenders may reasonably require, including, without limitation, all documents on the closing checklist last delivered by the Agent to counsel for the Loan Parties.

(b) The ABL Loan Documents and the BMO Loan Documents shall be in form and substance reasonably satisfactory to the Agent and shall have been executed and delivered by all parties thereto and the same shall have become effective in accordance with their terms, the Agent shall have received copies of all such documents certified as being true, correct and complete by a Responsible Officer of the applicable Loan Parties, and the BMO Repayment shall have been paid by Lyneer Borrowers to the BMO Agent and the Agent shall have received evidence thereof.

(c) At least five days prior to the Restatement Closing Date, (i) any Borrower that qualifies as a "legal entity customer" under the Beneficial Ownership Regulation shall deliver a Beneficial Ownership Certification in relation to such Borrower and (ii) so long as requested by the Agent or any Lender at least ten (10) days prior to the Restatement Closing Date, the Borrowers shall have provided to the Agent and each requesting Lender the documentation and other information so requested in connection with applicable "know your customer" and Anti-Money Laundering Laws or Anti-Corruption Laws, including the PATRIOT Act.

(d) Any fees required to be paid on or before the Restatement Closing Date shall have been paid.

(a) Fully executed copies of the SPP Restatement Closing Date Documents shall have been received, the UCC sale(s) referenced therein shall have been concluded, and the shares or note subject thereto shall have been transferred to the Agent or its designee.

(e) The Borrowers shall have paid to the Agent or its counsel, as the Agent may direct, $200,000 of the legal fees of counsel to the Agent under the Existing Loan Agreement and this Agreement incurred prior to the Restatement Closing Date.

(f) On the Restatement Closing Date, after giving effect to the Transactions, the capital structure, corporate structure, and management of the Loan Parties and their Subsidiaries is satisfactory to each of the Lenders, in its Permitted Discretion.

(g) The Agent shall have completed all due diligence with respect to the Loan Parties, including a review of historical and projected financial statements and each Consolidated Group's financial model, insurance review, management background checks and other confirmatory third party due diligence (including, without limitation, a collateral field audit), in each case, as applicable, conducted by third parties

acceptable to the Agent in its Permitted Discretion, and the results of which shall be satisfactory to the Agent in its Permitted Discretion.

(h) The Agent shall be satisfied, in its Permitted Discretion, with the resolution of all legal, tax and regulatory matters relating to this Agreement and the Transactions.

(i) Except with respect to IDC, no event or circumstance, either individually or in the aggregate, that has had or could reasonably be expected to have a Material Adverse Effect, shall have occurred since December 31, 2024.

(j) Prateek Gattani shall have resigned from the board of Atlantic International pursuant to an authenticated letter acceptable to the Agent.

Without limiting the generality of the provisions of Section 10.04, for purposes of determining compliance with the conditions specified in this Section 5.01, each Lender that has signed this Agreement shall be deemed to have consented to, approved or accepted, or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to such Lender unless the Agent shall have received notice from such Lender prior to the proposed Restatement Closing Date specifying its objection thereto.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES

To induce the Secured Parties to enter into this Agreement and to make Loans hereunder, each Loan Party represents and warrants to the Agent and the Lenders that:

6.01 Existence, Qualification and Power. Each Loan Party and each Subsidiary thereof (a) is a corporation, partnership or limited liability company duly organized or formed, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, organization or formation, (b) has all requisite power and authority and all requisite governmental licenses, authorizations, consents and approvals to (i) own or lease its assets and carry on its business as is now being conducted and (ii) execute, deliver and perform its obligations under the Loan Documents to which it is a party and to consummate the Transactions to which it is a party, and (c) is duly qualified and is licensed and in good standing under the Laws of each jurisdiction where its ownership, lease or operation of properties or the conduct of its business requires such qualification or license; except in each case referred to in clause (b)(i), or (c), to the extent that failure to do so could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. No Loan Party is (a) an Affected Financial Institution or (b) a Covered Entity (as defined in Section 11.21(b)).

6.02 Authorization; No Contravention. The execution, delivery and performance by each Loan Party of each Loan Document to which such Person is party, and the consummation of the Transactions, have been duly authorized by all necessary corporate or other organizational action, and do not and will not (a) contravene the terms of the Organization Documents of any such Person; (b) conflict with or result in any breach or contravention of, or the creation of any Lien under (i) any Contractual Obligation to which such Person is a party or (ii) any order, injunction, writ or decree of any Governmental Authority or any arbitral award to which such Person or its property is subject; or (c) violate any Law.

6.03 Governmental Authorization; Other Consents. No approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any Governmental Authority or any other Person is necessary or required in connection with (a) the execution, delivery or performance by, or enforcement against, any Loan Party of this Agreement or any other Loan Document or the consummation

of the Transactions, (b) the grant by any Loan Party of the Liens granted by it pursuant to the Security Instruments, (c) the perfection or maintenance of the Liens created under the Security Instruments (including the first priority nature thereof, subject to the Intercreditor Agreements) or (d) the exercise by the Agent or any Lender of its rights under the Loan Documents or the remedies in respect of the Collateral pursuant to the Security Instruments, except for the authorizations, approvals, actions, notices and filings listed on Schedule 6.03, all of which have been duly obtained, taken, given or made on or prior to the date hereof and are in full force and effect.

6.04 Binding Effect. This Agreement has been, and each other Loan Document, when delivered hereunder, will have been, duly executed and delivered by each Loan Party that is party thereto. This Agreement constitutes, and each other Loan Document when so delivered will constitute, a legal, valid and binding obligation of such Loan Party, enforceable against each Loan Party that is party thereto in accordance with its terms, except (a) as rights to indemnification hereunder may be limited by applicable Law and (b) as the enforcement hereof may be limited by any applicable Debtor Relief Laws or by general equitable principles.

6.05 Financial Statements; No Material Adverse Effect.

(a) The Audited Financial Statements (i) were prepared in accordance with GAAP consistently applied throughout the period covered thereby, except as otherwise expressly noted therein; (ii) fairly present in all material respects the financial condition of the applicable Consolidated Group as of the date thereof and their results of operations for the period covered thereby in accordance with GAAP consistently applied throughout the period covered thereby, except as otherwise expressly noted therein; (iii) show all material Indebtedness and other liabilities, direct or contingent, of the applicable Consolidated Group as of the date thereof, including liabilities for taxes, material commitments and Indebtedness, required to be shown on a balance sheet prepared in accordance with GAAP.

(b) The unaudited Consolidated and consolidating balance sheet of the applicable Consolidated Group and the related Consolidated and consolidating statements of income or operations, shareholders' equity and cash flows for the month then ended (i) were prepared in accordance with GAAP consistently applied throughout the period covered thereby, except as otherwise expressly noted therein, and (ii) fairly present in all material respects the financial condition of the applicable Consolidated Group as of the date thereof and their results of operations for the period covered thereby, subject, in the case of clauses (i) and (ii), to the absence of footnotes and to normal year-end audit adjustments.

(c) Since the date of the Audited Financial Statements there has been no event or circumstance, either individually or in the aggregate, that has had or could reasonably be expected to have a Material Adverse Effect.

(d) After giving effect to the transactions contemplated by this Agreement and the other Loan Documents, each Borrower (other than IDC) is Solvent and the Loan Parties and their Subsidiaries, on a Consolidated basis (not including IDC), are Solvent. No transfer of property has been or will be made by any Loan Party and no obligation has been or will be incurred by any Loan Party in connection with the transactions contemplated by this Agreement or the other Loan Documents with the intent to hinder, delay, or defraud either present or future creditors of any Loan Party or Subsidiary thereof.

6.06 Litigation. There are no actions, suits, proceedings, claims or disputes pending or, to the knowledge of any Loan Party, threatened in writing or contemplated, at law, in equity, in arbitration or before any Governmental Authority, by or against any Loan Party or any of its Subsidiaries or against any of their properties or revenues, that (a) purport to affect or pertain to this Agreement or any other Loan Document (including the grant and perfection of any Lien under any Security Instrument) or any of the

Transactions or (b) except as specifically disclosed in Schedule 6.06, either individually or in the aggregate, if determined adversely, could reasonably be expected to have a Material Adverse Effect. There has been no adverse change in the status, or financial effect on any Loan Party or any Subsidiary thereof, of the matters described on Schedule 6.06.

6.07 No Default. No Loan Party nor any Subsidiary thereof is in default under or with respect to any Contractual Obligation that could, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. No Default has occurred and is continuing or would result from the consummation of the Transactions or any other transactions contemplated by this Agreement or any other Loan Document.

6.08 Ownership of Property; Liens.

(a) Each Loan Party and each Subsidiary thereof has good title to, or valid leasehold interests in, all its real and personal property material to its business, if any (including the Mortgaged Properties), (i) free and clear of all Liens, claims, and interests, except for Permitted Liens, and (ii) except for minor defects in title that do not materially interfere with its ability to conduct its business as currently conducted or as proposed to be conducted or to utilize such properties for their intended purposes.

(b) Schedule 6.08 sets forth the address (including street address, county and state) of all Real Property that is owned or subject to a ground lease by the Loan Parties and their Subsidiaries as of the Restatement Closing Date and identifies the owner thereof. Each Loan Party and each of its Subsidiaries has good, marketable and insurable fee simple title to the Real Property owned by such Loan Party or such Subsidiary, free and clear of all Liens, other than Permitted Liens. Each ground lease of the Loan Parties is in full force and effect and the Loan Parties are not in default beyond applicable notice and cure periods of any material terms thereof.

6.09 Environmental Compliance.

(a) Except as disclosed in Schedule 6.09, no Loan Party or any Subsidiary thereof (i) has failed to comply with any Environmental Law or to obtain, maintain or comply with any permit, license or other approval required under any Environmental Law with respect to such Loan Party's or such Subsidiary's operations, (ii) has become subject to a pending claim with respect to any Environmental Liability or (iii) has received written notice of any claim with respect to any Environmental Liability except, in each case, as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) Except as otherwise set forth in Schedule 6.09 or as would not individually or in the aggregate reasonably be expected to result in a Material Adverse Effect, (i) none of the properties currently owned or operated by any Loan Party or any Subsidiary thereof is listed or, to the knowledge of the Loan Parties, proposed for listing on the NPL or on the CERCLIS or any analogous foreign, state or local list or is adjacent to any such property; (ii) there are no and, to the knowledge of the Loan Parties, never have been any underground or above-ground storage tanks or any surface impoundments, septic tanks, pits, sumps or lagoons in which Hazardous Materials are being or have been treated, stored or disposed on any property currently owned or operated by any Loan Party or any Subsidiary thereof; (iii) to the knowledge of the Loan Parties, there is no asbestos or asbestos-containing material on any property currently owned or operated by any Loan Party or Subsidiary thereof; and (iv) Hazardous Materials have not been released, discharged or disposed of by any Loan Party or Subsidiary thereof in violation of Environmental Laws or, to the knowledge of the Loan Parties, by any other Person in violation of Environmental Laws on any property currently owned or operated by any Loan Party or any Subsidiary thereof.

(c) Except as otherwise set forth on Schedule 6.09 or as would not individually or in the aggregate reasonably be expected to result in a Material Adverse Effect, (i) no Loan Party nor any Subsidiary thereof is undertaking, and no Loan Party nor any Subsidiary thereof has completed, either individually or together with other potentially responsible parties, any investigation or assessment or remedial or response action relating to any actual or threatened release, discharge or disposal of Hazardous Materials at any site, location or operation, either voluntarily or pursuant to the order of any Governmental Authority or the requirements of any Environmental Law, and (ii) all Hazardous Materials generated, used, treated, handled or stored by any Loan Party or any Subsidiary thereof at, or transported to or from by or on behalf of any Loan Party or any Subsidiary thereof, any property currently owned or operated by any Loan Party or any Subsidiary thereof have, to the knowledge of the Loan Parties, been disposed of in a manner not reasonably expected to result in material liability to any Loan Party or any Subsidiary thereof.

(d) Each Loan Party conducts in the Ordinary Course of Business a review of the effect of existing Environmental Laws and claims alleging potential liability or responsibility for violation of any Environmental Law on their respective businesses, operations and properties, and as a result thereof each Loan Party has reasonably concluded that, except as set forth on Schedule 6.09, such Environmental Laws and claims could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

6.10 Insurance. The properties of the Loan Parties and their Subsidiaries are insured with financially sound and reputable insurance companies which are not Affiliates of the Loan Parties, in such amounts, with such deductibles and covering such risks (including, without limitation, workmen's compensation, public liability, business interruption, property damage, cargo and environmental insurance) as are customarily carried by companies engaged in similar businesses and owning similar properties in localities where the Loan Parties or the applicable Subsidiary operates. Schedule 6.10 sets forth a description of all insurance maintained by or on behalf of the Loan Parties as of the Restatement Closing Date. Each insurance policy listed on Schedule 6.10 is in full force and effect and all premiums in respect thereof that are due and payable have been paid.

6.11 Taxes. Each Loan Party and its Subsidiaries have filed all federal, state and other material tax returns and reports required to be filed, and have paid all federal, state and other material taxes, assessments, fees and other governmental charges levied or imposed upon them or their properties, income or assets otherwise due and payable, except those which are being Properly Contested and except where the failure to file such returns or reports could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There is no proposed tax assessment against any Loan Party or Subsidiary thereof that would, if made, have a Material Adverse Effect. No Loan Party or any Subsidiary thereof is party to any tax sharing agreement.

6.12 ERISA Compliance.

(a) Each Plan is in compliance in all material respects with the applicable provisions of ERISA, the Code and other federal or state Laws. Each Plan that is intended to be a qualified plan under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service to the effect that the form of such Plan is qualified under Section 401(a) of the Code and the trust related thereto has been determined by the Internal Revenue Service to be exempt from federal income tax under Section 501(a) of the Code, or an application for such a letter is currently being processed by the Internal Revenue Service. To the best knowledge of each Loan Party, nothing has occurred that would prevent or cause the loss of such tax-qualified status.

(b) There are no pending or, to the knowledge of any Loan Party, threatened claims, actions or lawsuits, or action by any Governmental Authority, with respect to any Plan that could reasonably be

expected to have a Material Adverse Effect. There has been no prohibited transaction or violation of the fiduciary responsibility rules with respect to any Plan that has resulted or could reasonably be expected to result in a Material Adverse Effect.

(c) (i) No ERISA Event has occurred, and no Loan Party nor any ERISA Affiliate is aware of any fact, event or circumstance that could reasonably be expected to constitute or result in an ERISA Event with respect to any Pension Plan; (ii) each Loan Party and each ERISA Affiliate has met all applicable requirements under the Pension Funding Rules in respect of each Pension Plan, and no waiver of the minimum funding standards under the Pension Funding Rules has been applied for or obtained; (iii) as of the most recent valuation date for any Pension Plan, the funding target attainment percentage (as defined in Section 430(d)(2) of the Code) is 60% or higher and no Loan Party nor any ERISA Affiliate knows of any facts or circumstances that could reasonably be expected to cause the funding target attainment percentage for any such plan to drop below 60% as of the most recent valuation date; (iv) no Loan Party nor any ERISA Affiliate has incurred any liability to the PBGC other than for the payment of premiums, and there are no premium payments which have become due that are unpaid; (v) no Loan Party nor any ERISA Affiliate has engaged in a transaction that could be subject to Section 4069 or Section 4212(c) of ERISA; and (vi) no Pension Plan has been terminated by the plan administrator thereof nor by the PBGC, and no event or circumstance has occurred or exists that could reasonably be expected to cause the PBGC to institute proceedings under Title IV of ERISA to terminate any Pension Plan.

(d) No Loan Party nor any ERISA Affiliate maintains or contributes to, or has any unsatisfied obligation to contribute to, or liability under, any active or terminated Pension Plan other than (A) on the Restatement Closing Date, those listed on Schedule 6.12 hereto and (B) thereafter, Pension Plans not otherwise prohibited by this Agreement.

(e) With respect to each scheme or arrangement mandated by a government other than the United States (a "Foreign Government Scheme or Arrangement") and with respect to each employee benefit plan maintained or contributed to by any Loan Party or any Subsidiary thereof that is not subject to United States law (a "Foreign Plan"):

(i) any employer and employee contributions required by law or by the terms of any Foreign Government Scheme or Arrangement or any Foreign Plan have been made, or, if applicable, accrued, in accordance with normal accounting practices;

(ii) the Fair Market Value of the assets of each funded Foreign Plan, the liability of each insurer for any Foreign Plan funded through insurance or the book reserve established for any Foreign Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the date hereof, with respect to all current and former participants in such Foreign Plan according to the actuarial assumptions and valuations most recently used to account for such obligations in accordance with applicable generally accepted accounting principles; and

(iii) each Foreign Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

(f) As of the Restatement Closing Date, the Borrowers are not and will not be using "plan assets" (within the meaning of 29 CFR § 2510.3-101, as modified by Section 3(42) of ERISA) of one or more Benefit Plans in connection with the Loans.

6.13 Subsidiaries and Equity Interests. No Loan Party (a) has any Subsidiaries other than those specifically disclosed in part (a) of Schedule 4.05 or created or acquired after the Restatement Closing

Date in compliance with Section 7.12, and (b) owns any Equity Interests in any other Person other than those specifically disclosed on Schedule 6.13, except, in each case, Subsidiaries acquired or created and equity investments made on or after the Restatement Closing Date in compliance with this Agreement and the other Loan Documents. All of the outstanding Equity Interests in such Subsidiaries have been validly issued, are fully paid and non-assessable and are owned by a Loan Party (or a Subsidiary of a Loan Party) in the amounts specified on Schedule 6.13 free and clear of all Liens except for those created under the Security Instruments, the ABL Loan Documents and permitted under the ABL Intercreditor Agreement and the BMO Loan Documents and permitted under the BMO Intercreditor Agreement. All of the outstanding Equity Interests in the Loan Parties and their Subsidiaries have been validly issued, are fully paid and non-assessable, and are owned in the amounts specified on Schedule 6.13 free and clear of all Liens except for those created under the Security Instruments, the ABL Loan Documents and permitted under the ABL Intercreditor Agreement and the BMO Loan Documents and permitted under the BMO Intercreditor Agreement.

6.14 Margin Regulations; Investment Company Act. No Loan Party nor Subsidiary thereof is engaged nor will engage, principally or as one of its important activities, in the business of purchasing or carrying margin stock (within the meaning of Regulation U issued by the Board of Governors of the Federal Reserve System), or extending credit for the purpose of purchasing or carrying margin stock. None of the Loan Parties, any Person Controlling any Loan Party, nor any Subsidiary of any Loan Party or such Person is or is required to be registered as an "investment company" under the Investment Company Act of 1940.

6.15 Disclosure. Each Loan Party has disclosed or caused the Borrower Agent to disclose to the Agent and the Lenders all agreements, instruments and corporate or other restrictions to which it or any of its Subsidiaries is subject, and all other matters known to it, that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect. No report, financial statement, certificate or other information furnished (whether in writing or orally) by or on behalf of any Loan Party or any Subsidiary thereof to the Agent or any Lender in connection with the transactions contemplated hereby and the negotiation of this Agreement or delivered hereunder or under any other Loan Document (in each case, as modified or supplemented by other information so furnished) contains any material misstatement of fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that, with respect to projected financial information, each Loan Party represents only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time.

6.16 Compliance with Laws. Each Loan Party and each Subsidiary thereof is in compliance in all material respects with the requirements of all Laws and all orders, writs, injunctions and decrees applicable to it or to its properties, except in such instances in which (a) such requirement of Law or order, writ, injunction or decree is being contested in good faith by appropriate proceedings diligently conducted or (b) the failure to comply therewith, either individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

6.17 Intellectual Property; Licenses, Etc. Each Loan Party and its Subsidiaries own, or possess the right to use, all of the Intellectual Property (including IP Rights) that are reasonably necessary for the operation of their respective businesses, without known conflict with the IP Rights of any other Person, except to the extent any failure so to own or possess the right to use could not reasonably be expected to have a Material Adverse Effect. To the knowledge of each Loan Party, the operation by each Loan Party and its Subsidiaries of their respective businesses does not infringe upon any IP Rights held by any other Person.

6.18 Labor Matters. Except as would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect or as set forth on Schedule 6.18, there are no strikes, lockouts,

slowdowns or other material labor disputes against any Loan Party or any Subsidiary thereof pending or, to the knowledge of any Loan Party, threatened. Except as would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect, the hours worked by and payments made to employees of the Loan Parties comply with the FLSA and any other applicable federal, state, local or foreign Law dealing with such matters. No Loan Party nor any of its Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Act or similar state Law. All payments due from any Loan Party and its Subsidiaries, or for which any claim may be made against any Loan Party, on account of wages and employee health and welfare insurance and other benefits, have been paid or properly accrued in accordance with GAAP as a liability on the books of such Loan Party. Except as set forth on Schedule 6.18 no Loan Party nor any Subsidiary is a party to or bound by any collective bargaining agreement, management agreement, employment agreement, bonus, restricted stock, stock option, or stock appreciation plan or agreement or any similar plan, agreement or arrangement. There are no representation proceedings pending or, to any Loan Party's knowledge, threatened to be filed with the National Labor Relations Board, and no labor organization or group of employees of any Loan Party or any Subsidiary has made a pending demand for recognition. Except as would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect, there are no complaints, unfair labor practice charges, grievances, arbitrations, unfair employment practices charges or any other claims or complaints against any Loan Party or any Subsidiary pending or, to the knowledge of any Loan Party, threatened to be filed with any Governmental Authority or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment of any employee of any Loan Party or any of its Subsidiaries. The consummation of the transactions contemplated by the Loan Documents will not give rise to any right of termination or right of renegotiation on the part of any union under any collective bargaining agreement to which any Loan Party or any of its Subsidiaries is bound.

6.19 Deposit Accounts and Securities Accounts.

(a) Part (a) of Schedule 6.19 sets forth a list of all Deposit Accounts (including Excluded Deposit Accounts) maintained by the Loan Parties and their Subsidiaries as of the Restatement Closing Date, which Schedule includes, with respect to each Deposit Account (i) the name and address of the depository; (ii) the name and account number of such Deposit Account; (iii) the type or use of such Deposit Account; and (iv) the average balance of such Deposit Account over the prior twelve month period.

(b) Part (b) of Schedule 6.19 sets forth a list of all Securities Accounts and Commodity Accounts maintained by the Loan Parties and their Subsidiaries as of the Restatement Closing Date, if any, which Schedule includes with respect to each Securities Account and Commodity Account (i) the name and address of the securities intermediary or institution holding such account, (ii) the name and account number of such account, (iii) a contact person at such securities intermediary or institution and (iv) the average value of assets held in such account over the prior twelve month period.

6.20 [Reserved].

6.21 Sanctions; Anti-Money Laundering Laws and Anti-Corruption Laws.

(a) None of the Loan Parties nor any of their Controlled Persons nor, to the knowledge of Borrower, any agent, affiliate or representative of any Loan Party or any of their Subsidiaries, is, or is controlled by a Person that is, a Sanctioned Person or currently the subject or target of any Sanctions.

(b) The Loan Parties and each of their Subsidiaries and, to the knowledge of Borrower, each of the Loan Parties' and their Subsidiaries' respective agents, affiliates and representatives, is in compliance with all applicable Anti-Corruption Laws, Anti-Money Laundering Laws and Sanctions.

(c) The Loan Parties and their Subsidiaries have instituted and maintain in effect policies and procedures reasonably designed to ensure compliance by the Loan Parties, their Subsidiaries, and their Controlled Persons with all applicable Anti-Corruption Laws, Anti-Money Laundering Laws and Sanctions.

(d) As of the Restatement Closing Date, the information included in the Beneficial Ownership Certification, if applicable, is true and correct in all material respects.

6.22 Brokers. Except as set forth on Schedule 6.22, no broker or finder brought about the obtaining, making or closing of the Loans or transactions contemplated by the Loan Documents, and no Loan Party or Affiliate thereof has any obligation to any Person in respect of any finder's or brokerage fees in connection therewith.

6.23 Customer and Trade Relations. There exists no actual or, to the knowledge of any Loan Party, threatened, termination or cancellation of, or any modification or change in the business relationship of any Loan Party or Subsidiary thereof with any customers or suppliers which are, individually or in the aggregate, material to its operations, to the extent that such cancellation, modification or change would reasonably be expected to result in a Material Adverse Effect.

6.24 Material Contracts. Schedule 6.24 sets forth all Material Contracts to which any Loan Party or Subsidiary thereof is a party or is bound as of the Restatement Closing Date. The Loan Parties have delivered true, correct and complete copies of such Material Contracts to the Agent on or before the date hereof.

6.25 Casualty. Neither the businesses nor the properties of any Loan Party or any of its Subsidiaries are affected by any fire, explosion, accident, strike, lockout or other labor dispute, drought, storm, hail, earthquake, embargo, act of God or of the public enemy or other casualty (whether or not covered by insurance) that, either individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

6.26 Senior Subordinated Indebtedness. All Obligations including those to pay principal of and interest (including post-petition interest, whether or not allowed as a claim under Debtor Relief Laws) on the Loans and other Obligations, and fees and expenses in connection therewith, are entitled to the benefits of any Subordination Provisions applicable to all Indebtedness (including, without limitation, any contained in any Master Intercompany Note). Each Loan Party acknowledges that the Agent and each Lender is entering into this Agreement and each Lender is making its Loans in reliance upon the Subordination Provisions (including, without limitation, any contained in the Master Intercompany Note).

ARTICLE VII
AFFIRMATIVE COVENANTS

So long as any Obligation hereunder shall remain unpaid or unsatisfied, each Loan Party shall, and shall cause each of its Subsidiaries to, or with respect to Sections 7.01, 7.02 and 7.03, the Borrower Agent shall:

7.01 Financial Statements. Deliver to the Agent for distribution to each Lender:

(a) as soon as available, but in any event within 90 days after the end of each Fiscal Year of each Consolidated Group (or within 120 days for the first Fiscal Year ended after the Restatement Closing Date), or, if earlier, 15 days after the date required to be filed with the SEC (without giving effect to any extension permitted by the SEC), a Consolidated and consolidating balance sheet of such Consolidated

Group as at the end of such Fiscal Year, and the related Consolidated and consolidating statements of income or operations, shareholders' equity and cash flows for such Fiscal Year, setting forth in each case in comparative form the figures for the previous Fiscal Year, all in reasonable detail and prepared in accordance with GAAP, (i) such Consolidated statements to be audited and accompanied by a report and opinion of a Registered Public Accounting Firm of nationally recognized standing reasonably acceptable to the Agent (the "Auditor"), which report and opinion shall be prepared in accordance with audit standards of the Public Company Accounting Oversight Board and applicable Securities Laws and shall not be subject to any "going concern" or like qualification or exception or any qualification or exception as to the scope of such audit, and (ii) such consolidating statements to be certified by a Responsible Officer of the applicable Consolidated Group to the effect that such statements are fairly stated in all material respects when considered in relation to the Consolidated financial statements of such Consolidated Group;

(b) quarterly, as soon as available, but in any event within 45 days after the end of each Fiscal Quarter, unaudited Consolidated and consolidating balance sheets of each Consolidated Group as of the end of such Fiscal Quarter and the related statements of income and cash flow for such Fiscal Quarter and for the portion of the Fiscal Year then elapsed, on a Consolidated basis for such Consolidated Group, setting forth in comparative form corresponding figures for the preceding Fiscal Year and certified by a Responsible Officer of the applicable Consolidated Group as prepared in accordance with GAAP and fairly presenting the financial condition, results of operations, shareholders equity and cash flows for such Fiscal Quarter and period, subject to normal year-end adjustments and the absence of footnotes; and

(c) monthly, as soon as available, but in any event within 30 days after the end of each calendar month, (i) unaudited Consolidated and consolidating balance sheets of each Consolidated Group as of the end of such month and the related statements of income and cash flow for such month and for the portion of the Fiscal Year then elapsed, on a Consolidated basis for such Consolidated Group, setting forth in comparative form corresponding figures for the preceding Fiscal Year and certified by a Responsible Officer of such Consolidated Group as prepared in accordance with GAAP and fairly presenting the financial condition, results of operations, shareholders equity and cash flows for such month and period, subject to normal year-end adjustments and the absence of footnotes, (ii) a summary (in form and substance reasonably acceptable to the Agent) of amounts owed or payable to the PEO under or in connection with the PEO Agreement during such calendar month and such other information with respect to the PEO Agreement or the services to be performed thereunder as the Agent may request from time to time, (iii) management discussion and analysis with respect to such financials, (iv) analysis, documentation and other responsive information regarding key performance indicators from time to time identified by the Agent or the Required Lenders and (v) a list of the top 10 customers by revenue of the Lyneer Borrowers and substantiated updates regarding the sales pipeline of the Lyneer Borrowers;

(d) as soon as available but not later than prior to the end of each Fiscal Year, annual financial projections of each Consolidated Group on a Consolidated basis, in form reasonably satisfactory to the Agent, consisting of (i) Consolidated balance sheets and statements of income or operations and cash flows (in each case, on a monthly basis), and (ii) monthly Availability for Borrowers, in the case of clauses (i) and (ii) for such Fiscal Year; and

(e) as soon as available, but not later than Wednesday of every calendar week, a report of each Consolidated Group, on a Consolidated basis, in form acceptable to the Agent in its sole discretion, containing the daily projected sales, collections and disbursements (including any projected Overadvances needed to fund disbursements) and the actual sales, collections and disbursements, in each case, for the calendar week most recently ended, along with comparisons thereof against the Restatement Closing Date Budget.

As to any information contained in materials furnished pursuant to Sections 7.02(d), the Loan Parties shall not be separately required to furnish such information under clause (a), (b) or (c) above, but the foregoing shall not be in derogation of the obligation of the Loan Parties to furnish the information and materials described in clauses (a), (b) and (c) above at the times specified therein. For purposes of Section 7.01 and 7.02, references to "each Consolidated Group" shall mean and refer to separate deliveries for each of the following: (i) the Consolidated Group comprised of the Lyneer Loan Parties and (ii) a separate Consolidated Group comprised of IDC and its Subsidiaries (excluding, for the avoidance of doubt, each of the Lyneer Loan Parties), in each instance prepared on a Consolidated basis with respect to the applicable Consolidated Group.

7.02 Other Information. Deliver to the Agent:

(a) as soon as available, but in any event within two (2) Business Days after the issuance thereof, copies of all notices, reports, financial statements and other materials sent pursuant to the ABL Loan Documents (including without limitation a copy of each Borrowing Base Certificate delivered pursuant to the ABL Credit Agreement) or the BMO Loan Documents; for the avoidance of doubt, this shall include any reports on collection or liquidation of any property, reports, analysis or documents prepared by any consultant of the Borrowers and in each case the Agent may contact such parties directly for such information;

(b) [reserved];

(c) a Compliance Certificate executed by a Responsible Officer of Borrower Agent which certifies compliance with Section 8.12 and provides reasonably detailed calculation of the financial covenants set forth in Section 8.12, delivered (i) concurrently with delivery of financial statements under Sections 7.01(a), 7.01(b) and 7.01(c) above and (ii) as requested by the Agent while a Default or Event of Default exists;

(d) promptly after the same are available, copies of each annual report, proxy or financial statement sent to the stockholders of any Loan Party or Subsidiary thereof and copies of all annual, regular, periodic and special reports and registration statements which any Loan Party or Subsidiary thereof may file or be required to file with the SEC under Section 13 or 15(d) of the Exchange Act, and not otherwise required to be delivered to the Agent pursuant hereto;

(e) at the Agent's request (but not more frequently than monthly unless a Default or an Event of Default has occurred and is continuing), a listing of each Borrower's trade payables (including, for avoidance of doubt, all intercompany payables), specifying the trade creditor and balance due, and a detailed trade payable aging, all in form and scope reasonably satisfactory to the Agent, together with such other information as the Agent may reasonably request;

(f) promptly following any request therefor, provide information and documentation reasonably requested by Agent for purposes of compliance with applicable "know your customer" requirements under the PATRIOT Act, the Beneficial Ownership Regulation or other applicable Anti-Money Laundering Laws; and

(g) promptly, such additional information regarding the business, financial or corporate affairs of any Loan Party or any Subsidiary thereof, or compliance with the terms of the Loan Documents, as the Agent or any Lender may from time to time reasonably request, all in form and scope reasonably acceptable to the Agent;

Documents required to be delivered pursuant to Section 7.01(a), 7.01(b) or 7.01(c) (to the extent any such documents are included in materials otherwise filed with the SEC) or Section 7.02(c) may be delivered electronically and if so delivered, shall be deemed to have been delivered on the date (i) on which the Borrower Agent posts such documents, or provides a link thereto on the Borrower Agent's website on the Internet at the website address listed on Schedule 11.02; or (ii) on which such documents are posted on the Borrower Agent's behalf on an Internet or intranet website, if any, to which each Lender and the Agent have access (whether a commercial, third-party website or whether sponsored by the Agent); provided that: (x) the Borrower Agent shall deliver paper copies of such documents to the Agent or any Lender that requests the Borrower Agent to deliver such paper copies until a written confirmation to cease delivering paper copies is given by the Agent or such Lender and (y) the Borrower Agent shall notify (which may be by facsimile or electronic mail) the Agent and each Lender of the posting of any such documents and provide to the Agent by electronic mail electronic versions (i.e., soft copies) of such documents. The Agent shall have no obligation to request the delivery or to maintain copies of the documents referred to above, and in any event shall have no responsibility to monitor compliance by the Borrowers with any such request for delivery, and each Lender shall be solely responsible for requesting delivery to it or maintaining its copies of such documents.

7.03 Notices. Promptly, and in any event within three (3) Business Days after any Responsible Officer obtains actual knowledge thereof, notify the Agent of:

(a) the occurrence of any Default or Event of Default;

(b) (i) any matter that has resulted or could reasonably be expected to result in a Material Adverse Effect, including breach or non-performance of, or any default under, a Contractual Obligation of any Loan Party or any Subsidiary; (ii) any dispute, litigation, investigation, proceeding or suspension between any Loan Party or any Subsidiary and any Governmental Authority; or (iii) the commencement of, or any material development in, any litigation or proceeding affecting any Loan Party or any Subsidiary, including pursuant to any applicable Environmental Laws; violation or asserted violation of any applicable Law, in each case of this clause (iii) that could reasonably be expected to result in liability of any Loan Party in excess of $500,000;

(c) the occurrence of any ERISA Event;

(d) the occurrence of a Change of Control;

(e) the creation (by Division or otherwise) or acquisition of any Subsidiary;

(f) any material change in accounting policies or financial reporting practices by any Loan Party or any Subsidiary thereof;

(g) any change in the senior executive officers of any Loan Party or Subsidiary thereof;

(h) the discharge by any Loan Party or Subsidiary thereof of its present Auditors or any withdrawal or resignation by such Auditors;

(i) any collective bargaining agreement or other labor contract to which a Loan Party becomes a party, or the application for the certification of a collective bargaining agent;

(j) the filing of any Lien for unpaid Taxes against any Loan Party in excess of $550,000;

(k) any casualty or other insured damage to any material portion of the Collateral or the commencement of any action or proceeding for the taking of any interest in a material portion of the Collateral under power of eminent domain or by condemnation or similar proceeding or if any material portion of the Collateral is damaged or destroyed;

(l) promptly following receipt, copies of any material notices (including notices of default or acceleration) received with respect to any Indebtedness;

(m) [reserved];

(n) as soon as practicable following receipt thereof, notify the Agent and each Lender of any change in the information provided in the Beneficial Ownership Certification that would result in a change to the list of beneficial owners identified in such certification;

(o) any material notice received with respect to any Collateral that adversely and materially affects the interests of the Secured Parties;

(p) any amendments, waivers, notices or, if reasonably requested by the Agent, material documents, in each case, delivered pursuant to (or executed in connection with) the ABL Loan Documents or the BMO Loan Documents that are not otherwise required to be, or already have been, provided to the Agent or Lenders under this Agreement or any other Loan Document;

(q) (i) any failure by any Loan Party or Subsidiary thereof to pay rent at any of such Loan Party's or Subsidiary's locations if such failure continues for more than fifteen (15) days following the day on which such rent first came due or (ii) promptly following receipt, copies of any material notices (including notices of default) received with respect to any lease agreement with respect to any such location.

Each notice pursuant to this Section 7.03 shall be accompanied by a statement of a Responsible Officer of the Borrower Agent setting forth details of the occurrence referred to therein and stating what action the Borrowers have taken and proposes to take with respect thereto. Each notice pursuant to Section 7.03(a) shall describe with particularity any and all provisions of this Agreement and any other Loan Document that have been breached.

7.04 Payment of Obligations. Pay and discharge as the same shall become due and payable, all its obligations and liabilities, including (a) all tax liabilities, assessments and governmental charges or levies upon it or its properties or assets, unless the same are being Properly Contested, (b) all lawful claims which, if unpaid, would by law become a Lien upon its property, except to the extent that any such Lien would otherwise be permitted by Section 8.02, (c) any Subordinated Debt and (d) all Indebtedness having an aggregate principal amount (including undrawn committed or available amounts and including amounts owing to all creditors under any combined or syndicated credit arrangement) of more than $550,000 as and when due and payable, but subject to any Subordination Agreement (or any Subordination Provisions contained in any instrument or agreement evidencing such Indebtedness).

7.05 Preservation of Existence, Etc. (a) Preserve, renew and maintain in full force and effect its legal existence and good standing under the Laws of the jurisdiction of its organization or formation except in a transaction permitted by Section 8.04 or 8.05; (b) take all reasonable action to maintain all rights, privileges, permits, licenses and franchises necessary or desirable in the normal conduct of its business, except to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect; and (c) preserve or renew all of its registered Intellectual Property, the non-preservation of which could reasonably be expected to have a Material Adverse Effect.

7.06 Maintenance of Properties. (a) Maintain, preserve and protect all of its properties (other than insignificant properties) and equipment necessary in the operation of its business in reasonably good working order and condition, ordinary wear and tear excepted except where the failure to do so could not reasonably be expected to have a Material Adverse Effect; (b) make all reasonably necessary repairs thereto and renewals and replacements thereof except where the failure to do so could not reasonably be expected to have a Material Adverse Effect; and (c) use the standard of care typical in the industry in the operation and maintenance of its facilities.

7.07 Maintenance of Insurance; Condemnation Proceeds.

(a) Maintain with (i) companies having an A.M. Best Rating of at least "A" or (ii) financially sound and reputable insurance companies reasonably acceptable to the Agent and not Affiliates of the Loan Parties, insurance with respect to its properties and business against loss or damage of the kinds customarily insured against by Persons engaged in the same or similar business and operating in the same or similar locations or as is required by applicable Law, of such types and in such amounts as are customarily carried under similar circumstances by such other Persons and as are reasonably acceptable to the Agent;

(b) Maintain flood insurance with respect to any Mortgaged Property located in any area identified by FEMA (or any successor agency) as a Special Flood Zone with such providers, on such terms and in such amounts as required pursuant to the Flood Disaster Protection Act and the National Flood Insurance Act of 1968, and all applicable rules and regulations promulgated thereunder, or as otherwise required by the Agent or any Lender (but no less coverage than required by applicable flood laws and regulations).

(c) Cause all casualty policies, including fire and extended coverage policies, maintained with respect to any Collateral to be endorsed or otherwise amended to include (i) a non-contributing mortgagee clause (regarding improvements to Real Property) and lenders' loss payable clause (regarding personal property), in form and substance satisfactory to the Agent in its Permitted Discretion, which endorsements or amendments shall provide that the insurer shall pay all proceeds otherwise payable to the Loan Parties under the policies directly to the Agent, (ii) a provision to the effect that none of the Loan Parties, Secured Parties or any other Person shall be a co-insurer and (iii) such other provisions as the Agent may reasonably require from time to time to protect the interests of the Secured Parties.

(d) Cause commercial general liability policies to be endorsed to name the Agent as an additional insured; and cause business interruption policies to name the Agent as a loss payee and to be endorsed or amended to include (i) a provision that, from and after the Restatement Closing Date, the insurer shall pay all proceeds otherwise payable to the Loan Parties under the policies directly to the Agent, (ii) a provision to the effect that none of the Loan Parties, the Agent or any other party shall be a co-insurer and (iii) such other provisions as the Agent may reasonably require from time to time to protect the interests of the Secured Parties.

(e) Cause each such policy referred to in this Section 7.07 to also provide that it shall not be canceled, modified or not renewed (i) by reason of nonpayment of premium except upon not less than ten (10) days' prior written notice thereof by the insurer to the Agent (giving the Agent the right to cure defaults in the payment of premiums) or (ii) for any other reason except upon not less than thirty (30) days' prior written notice thereof by the insurer to the Agent.

(f) Deliver to the Agent, prior to the cancellation, modification or non-renewal of any such policy of insurance, a copy of a renewal or replacement policy or insurance certificate (or other evidence of renewal of a policy previously delivered to the Agent, including an insurance binder) together with evidence reasonably satisfactory to the Agent of payment of the premium therefor.

(g) Permit any representatives that are designated by the Agent to inspect the insurance policies maintained by or on behalf of the Loan Parties and to inspect books and records related thereto and any properties covered thereby. The Loan Parties shall pay the reasonable fees and out-of-pocket expenses of any representatives retained by the Agent to conduct any such inspection.

(h) None of the Secured Parties, or their agents or employees shall be liable for any loss or damage insured by the insurance policies required to be maintained under this Section 7.07. Each Loan Party shall look solely to its insurance companies or any other parties other than the Secured Parties for the recovery of such loss or damage and such insurance companies shall have no rights of subrogation against any Secured Party or its agents or employees. If, however, the insurance policies do not provide waiver of subrogation rights against such parties, as required above, then the Loan Parties hereby agree, to the extent permitted by law, to waive their right of recovery, if any, against the Secured Parties and their agents and employees. The designation of any form, type or amount of insurance coverage by any Secured Party under this Section 7.07 shall in no event be deemed a representation, warranty or advice by such Secured Party that such insurance is adequate for the purposes of the business of the Loan Parties or the protection of their properties.

(i) Notwithstanding anything to the contrary contained herein, if any Loan Party or any Subsidiary thereof at any time or times hereafter shall fail to obtain or maintain any of the policies of insurance required above or to pay all premiums relating thereto, Agent may at any time or times thereafter obtain and maintain such policies of insurance and pay such premiums and take any other action with respect thereto that Agent deems advisable. Agent shall have no obligation to obtain insurance for any Loan Party or any such Subsidiary or pay any premiums therefor. By doing so, Agent shall not be deemed to have waived any Default or Event of Default arising from the failure of such Loan Party or Subsidiary to maintain such insurance or pay any premiums therefor. All sums so disbursed, including reasonable attorneys' fees, court costs and other charges related thereto, shall be payable on demand by Borrower to Agent and shall be additional Obligations hereunder secured by the Collateral.

7.08 Compliance with Laws; Anti-Corruption Laws, Anti-Money Laundering Laws and Sanctions.

(a) Comply in all material respects with the requirements of all Laws (including without limitation all applicable Environmental Laws) and all orders, writs, injunctions and decrees applicable to it or to its business or property, except in such instances in which (i) such requirement of Law or order, writ, injunction or decree is being Properly Contested; or (ii) the failure to comply therewith could not reasonably be expected to have a Material Adverse Effect.

(b) Notwithstanding the general applicability of Section 7.08(a) above, comply with the requirements in all material respects of all Anti-Corruption Laws, Anti-Money Laundering Laws and Sanctions applicable to the Borrowers and shall cause each other Loan Party and each of its and their respective Subsidiaries to comply in all material respects with the requirements of all Anti-Corruption Laws, Anti-Money Laundering Laws and Sanctions applicable to such Persons.

(c) Provide Agent and the Lenders (i) any information regarding Borrower, each other Loan Party, and each of their respective owners, Affiliates, and Subsidiaries necessary for Agent and the Lenders to comply in all material respects with all applicable Anti-Corruption Laws, Anti-Money Laundering Laws and Sanctions; subject however, in the case of Affiliates, to the Borrowers' ability to provide information applicable to them and (ii) without limiting the foregoing, notification of any change in the information provided in the Beneficial Ownership Certification that would result in a change to the list of beneficial owners identified therein.

(d) The Borrowers will maintain in effect and enforce policies and procedures reasonably designed to ensure compliance by the Loan Parties and each of their Subsidiaries with applicable Anti-Corruption Laws, Anti Money-Laundering Laws and Sanctions.

7.09 Books and Records. (a) Maintain proper books of record and account, in which full, true and correct entries in conformity with GAAP consistently applied shall be made of all financial transactions and matters involving the assets and business of the Loan Parties or such Subsidiary thereof, as the case may be; and (b) maintain such books of record and account in material conformity with all applicable requirements of any Governmental Authority having regulatory jurisdiction over any Loan Party or such Subsidiary thereof, as the case may be.

7.10 Inspection Rights; Meetings with the Agent.

(a) Permit the Agent or its designees or representatives from time to time, subject to reasonable notice advance and normal business hours (except, in each case, when an Event of Default is continuing), to conduct Field Exams and to examine its corporate, financial and operating records, and make copies thereof or abstracts therefrom, and to discuss its affairs, finances and accounts with its directors, officers and Auditors; provided the Field Exams shall be limited to (i) up to two Field Exams during any twelve (12) month period following the Restatement Closing Date and (ii) no limitations on number and frequency of Field Exams during an Event of Default; and further provided that representatives of the Borrower Agent shall be given the opportunity to participate in any discussions with the Auditors. The Agent shall not have any duty to any Loan Party to share any results of any Field Exam with any Loan Party. The Loan Parties acknowledge that all Field Exams and reports are prepared by or for the Agent and Lenders for their purposes, and Loan Parties shall not be entitled to rely upon them.

(b) Reimburse the Agent for all reasonable and documented out-of-pocket charges, costs and expenses of the Agent in connection with (i) up to two Field Exams during any twelve (12) month period following the Restatement Closing Date; provided, however, that if a Field Exam is initiated during an Event of Default, all reasonable and documented out-of-pocket charges, costs and expenses therefor shall be reimbursed by the Loan Parties without regard to such limits.

(c) Without limiting the foregoing, participate and will cause their key management personnel to participate in meetings with the Agent and Lenders periodically during each year, which meetings shall be held at such times and such places as may be reasonably requested by the Agent.

7.11 Use of Proceeds. Use the proceeds of the Loans for general corporate purposes not in contravention of any Law or of any Loan Document. None of the proceeds of the Loans will be used, directly or indirectly, (x) to finance or refinance dealings or transactions by or with any Person that is described or designated in the Specially Designated Nationals and Blocked Persons List (the "SDN List") of the Office of Foreign Assets Control, United States Department of the Treasury ("OFAC") or is otherwise a Person officially sanctioned by the United States of America pursuant to the OFAC Sanctions Program or (y) for any purpose that is otherwise in violation of the Trading with the Enemy Act, the OFAC Sanctions Program, the PATRIOT Act or CISADA (collectively, the "Foreign Activities Laws").

7.12 New Subsidiaries. As soon as practicable but in any event within thirty (30) Business Days (or such longer period as the Agent shall agree, in its discretion) following the acquisition or creation (by Division or otherwise) of any Subsidiary, cause to be delivered to the Agent each of the following, as applicable:

(a) a joinder agreement reasonably acceptable to the Agent duly executed by such Subsidiary sufficient to cause such Subsidiary to become a Borrower (or, at Agent's discretion, a Guarantor), together

with executed counterparts of each other Loan Document reasonably requested by the Agent, including all Security Instruments and other documents reasonably requested to establish and preserve the Lien of the Agent in all Collateral of such Subsidiary;

(b) (i) Uniform Commercial Code financing statements naming such Person as "Debtor" and naming the Agent for the benefit of the Secured Parties as "Secured Party," in form, substance and number sufficient in the reasonable opinion of the Agent and its special counsel to be filed in all Uniform Commercial Code filing offices and in all jurisdictions in which filing is necessary to perfect in favor of the Agent for the benefit of the Secured Parties the Lien on the Collateral conferred under such Security Instrument to the extent such Lien may be perfected by Uniform Commercial Code filing, and (ii) pledge agreements, control agreements, Documents and original collateral (including pledged Equity Interests, Securities and Instruments) and such other documents and agreements as may be reasonably required by the Agent, all as necessary to establish and maintain a valid, perfected security interest in all Collateral in which such Subsidiary has an interest consistent with the terms of the Loan Documents;

(c) upon the request of the Agent, an opinion of counsel to the Loan Parties and their Subsidiaries (including, without limitation, such Subsidiary) and addressed to the Agent and the Lenders, in form and substance reasonably acceptable to the Agent, each of which opinions may be in form and substance, including assumptions and qualifications contained therein, substantially similar to those opinions of counsel delivered pursuant to Section 5.01(a);

(d) current copies of the Organization Documents of each such Subsidiary, together with minutes of duly called and conducted meetings (or duly effected consent actions) of the Board of Directors, partners, or appropriate committees thereof (and, if required by such Organization Documents or applicable law, of the shareholders, members or partners) of such Person authorizing the actions and the execution and delivery of documents described in this Section 7.12, all certified by the applicable Governmental Authority or appropriate officer, as applicable; and

(e) with respect to any Subsidiary to become a Borrower hereunder, within three (3) Business Days prior to becoming a Borrower (which shall require the consent of the Agent), all information and documentation reasonably requested by (and results reasonably satisfactory to) Agent and each Lender for purposes of compliance with applicable "know your customer" requirements under the PATRIOT Act, the Beneficial Ownership Regulation or other applicable anti-money laundering laws to the extent such information is requested by the Agent or the Lenders reasonably promptly after written notice to the Agent of the proposed joinder of a Borrower.

7.13 Compliance with ERISA. Do, and cause each of its ERISA Affiliates to do, each of the following: (a) maintain each Plan in compliance in all material respects with the applicable provisions of ERISA, the Code and other applicable Laws, including Foreign Benefit Laws; (b) cause each Plan which is qualified under Section 401(a) of the Code to maintain such qualification; (c) cause each Plan subject to any Foreign Benefit Law to maintain any required approvals by any Governmental Authority regulating such Plan, and (d) make all required contributions to any Plan subject to the Pension Funding Rules, and (e) make all required contributions and payments to any Foreign Plans. At no time shall the accumulated benefit obligations under any Plan subject to Title IV of ERISA that is not a Multiemployer Plan exceed the Fair Market Value of the assets of such Plan allocable to such benefits by more than $550,000. The Loan Parties and each of their respective Subsidiaries shall not withdraw, and shall cause each ERISA Affiliate not to withdraw, in whole or in part, from any Multiemployer Plan so as to give rise to withdrawal liability exceeding $550,000 in the aggregate. At no time shall the actuarial present value of unfunded liabilities for post-employment health care benefits, whether or not provided under a Plan, calculated in a manner consistent with Statement No. 106 of the Financial Accounting Standards Board, exceed $550,000.

7.14 Further Assurances.

(a) At the Borrowers' cost and expense, upon request of the Agent, duly execute and deliver or cause to be duly executed and delivered, to the Agent such further information, instruments, documents, certificates, financing and continuation statements, and do and cause to be done such further acts that may be reasonably necessary or advisable in the reasonable opinion of the Agent to carry out more effectively the provisions and purposes of this Agreement, the Security Instruments and the other Loan Document, including, to create, continue or preserve the liens and security interests in Collateral (and the perfection and priority thereof) of the Agent contemplated hereby and by the other Loan Documents and specifically including all Collateral acquired by the Borrowers after the Restatement Closing Date.

(b) Notwithstanding anything to the contrary in this Agreement or any of the other Loan Documents, no Excluded Subsidiary shall be required to become a Guarantor or enter into any Additional Collateral Documents unless and until required by this clause (b). If at any time the combined aggregate amount of Consolidated EBITDA attributable to all Excluded Subsidiaries hereunder exceeds $1,500,000, as of the last day of the most recently ended Fiscal Quarter for which a Compliance Certificate has been delivered to Agent pursuant to Section 7.02(c) (the "**Foreign Security Trigger Event**"), the Borrowers shall notify the Agent, in such Compliance Certificate, of the occurrence of the Foreign Security Trigger Event and specify the Consolidated EBITDA attributable to each such Excluded Subsidiary. Following delivery of such Compliance Certificate notifying the Agent that a Foreign Security Trigger Event has occurred and is continuing, the Agent may request (in its reasonable discretion) that Excluded Subsidiaries become Guarantors and deliver Additional Collateral Documents for the applicable foreign jurisdiction. Within ninety (90) days (or such later date as the Agent may agree in its reasonable discretion) after the date that the Agent has requested such action, the Borrowers shall cause the Excluded Subsidiaries to become Guarantors and deliver all Additional Collateral Documents reasonably requested by the Agent for the applicable foreign jurisdiction, which Additional Collateral Documents shall be customary for such applicable foreign jurisdiction. For the avoidance of doubt, (i) any Subsidiary required to join as a Guarantor pursuant to this **Section 7.14** shall no longer be an Excluded Subsidiary for any purpose under this Agreement.

7.15 Licenses. (a) Keep in full force and effect each License the expiration or termination of which could reasonably be expected to have a Material Adverse Effect (each a "Material License"); (b) promptly notify the Agent of (i) any material modification to any such Material License that could reasonably be expected to be materially adverse to any Loan Party or the Agent or any Lender and (ii) entering into any new Material License; (c) pay all Royalties (other than immaterial Royalties or Royalties being Properly Contested) arising under such Material Licenses when due (subject to any cure or grace period applicable thereto); and (d) notify the Agent of any material default or material breach asserted in writing by any Person to have occurred under any such Material License.

7.16 Environmental Laws. (a) Conduct its operations and keep and maintain its Real Property in material compliance with all Environmental Laws, other than any such non-compliance which would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect; (b) obtain and renew all environmental permits necessary for its operations and properties, other than any environmental permits the failure of which to obtain would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect; and (c) implement any and all investigation, remediation, removal and response actions that are required to comply with Environmental Laws pertaining to the presence, generation, treatment, storage, use, disposal, transportation or release of any Hazardous Materials on, at, in, under or about any of its Real Property other than any such non-compliance which would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect;

provided, however, that, neither a Loan Party nor any of its Subsidiaries shall be required to undertake any such cleanup, removal, remedial or other action to the extent that its obligation to do so is being contested in good faith and by proper proceedings and adequate reserves have been set aside and are being maintained by the Loan Parties with respect to such circumstances in accordance with GAAP.

7.17 Leases, Mortgages and Third-Party Agreements.

(a) Upon prior written request, provide Agent with copies of all existing and future agreements (including any leases, mortgage, deed of trust or similar security document) entered into between a Loan Party and any landlord or other Person that owns, or has a mortgage or similar lien on, any premises (A) that is a headquarter location of the Loan Parties, (B) where any significant administrative or governmental functions are performed and (C) where the Loan Parties maintain any books or records (electronic or otherwise) (each a "Material Third-Party Agreement").

(b) Except as otherwise expressly permitted hereunder, (i) make all payments and otherwise perform all obligations in respect of all Material Third Party Agreements and not allow leases constituting Material Third Party Agreements to lapse or be terminated (or any rights to renew such leases to be forfeited or cancelled), (ii) notify the Agent of any default by the applicable Loan Party or Subsidiary thereof with respect to such Material Third Party Agreements, and (iii) promptly cure any such default by the applicable Loan Party or Subsidiary thereof subject to the terms of such Material Third Party Agreements.

7.18 Material Contracts. Perform and observe all the payment terms and other material terms and provisions of each Material Contract to be performed or observed by it, maintain each such Material Contract in full force and effect, enforce each such Material Contract in accordance with its terms and Borrower's Ordinary Course of Business, take all such action to such end as may be from time to time reasonably requested by the Agent and, upon reasonable request of the Agent, make to each other party to each such Material Contract such demands and requests for information and reports or for action as any Loan Party or any of its Subsidiaries is entitled to make under such Material Contract, and cause each of its Subsidiaries to do so, except, in any case, where the failure to do any of the foregoing, either individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

7.19 Treasury Management Services. Each Loan Party shall maintain all of its lockbox deposit accounts and Deposit Accounts exclusively with a financial institution approved by the Agent in writing.

7.20 Board Observer. Each of IDC and Lyneer Investments shall hold regular meetings of its boards of directors or equivalent governing body, and in any event not less than two (2) meetings of the board of directors or equivalent governing body shall be held during any Fiscal Year, which shall be in-person meetings (which may include meetings held by video conferencing service such as Zoom). SPP shall be entitled to designate an observer to the board of directors or equivalent governing body of each of IDC and Lyneer Investments and any committee thereof, which observers shall receive (at the same time and in the same manner provided to the directors) notice of and copies of all materials provided to directors in connection with, and shall be entitled to attend, at the Loan Parties' expense, all meetings of the board of directors or equivalent governing body of each of IDC and Lyneer Investments and any committee thereof. Such observers shall also receive (at the same time and in the same manner provided to the directors generally) notice of and copies of all materials provided to the directors in connection with any actions to be taken by written consent of the board of directors or equivalent governing body of each of IDC and Lyneer Investments and any committee thereof. The Loan Parties shall reimburse SPP for all reasonable and documented out-of-pocket expenses (including all travel, meal and lodging expenses) incurred by its observer in connection with attending any meetings described above. Notwithstanding the foregoing, the board of directors or equivalent governing body of each of IDC and Lyneer Investments shall have the right to exclude such observers from any portion of any meeting of any such board of directors or equivalent

governing body, and any committee thereof, or omit to provide such observers with certain information, if and only to the extent that (i) legal counsel determines that the attendance of the such observers during such portion of such meeting (or receipt of materials relating solely to such portion of such meeting) would jeopardize or otherwise impair the attorney-client privilege, (ii) if the information being discussed at such portion of such meeting relates to the Loan Parties' strategy, negotiating position or similar matters relating to the Loan Documents or any permitted refinancing thereof, (iii) an actual or potential conflict of interest between such observers or SPP (or any of its Affiliates), on the one hand, and the Loan Parties on the other hand, or (iv) such information may not be disclosed as a result of contractual confidentiality provisions with a non-Affiliate (unless such information may be shared on the condition that such observer agrees to be bound by the same contractual confidentiality provisions to which each of IDC and Lyneer Investments and its directors are bound). Each of IDC and Lyneer Investments shall use good faith efforts to limit: (x) exclusions of such observers from such meetings and (y) the withholding or omission of information provided to each of IDC's and Lyneer Investments' board of directors, equivalent governing body or committees thereof.

7.21 Equity Pledge; Disposition of Atlantic Equity Interests.

(a) Concurrently with the issuance or sale, assignment or other disposition of any Equity Interests of IDC, as applicable, to any Person not party to the Security Agreement or an IDC Equity Holder Pledge Agreement, as applicable, in favor of Agent, deliver a pledge agreement to Agent, together with any certificates or instruments representing or evidencing such Equity Interests in suitable form for transfer by delivery or accompanied by duly executed undated instruments of transfer or assignment in blank, all in form and substance reasonably satisfactory to Agent provided, that nothing contained in this Section 7.21 shall permit the Loan Parties, any Subsidiary or Affiliate thereof, Atlantic International, any Subsidiary or Affiliate thereof, or any other Person to fail to comply with (a) the provisions of Section 2.06 hereof, or (ii) the obligations of the Loan Parties, any Subsidiary or Affiliate thereof, Atlantic International, any Subsidiary or Affiliate thereof, Prateek Gattani, or any other Person under the SPP Restatement Closing Date Foreclosure Documents.

(b) Concurrently with the issuance or sale, assignment or other disposition of any Equity Interests of Lyneer Investments to any Person not party to the Security Agreement, the owner of such Equity Interests shall execute and deliver a pledge agreement to the Agent in form and substance satisfactory to the Agent pursuant to which such owner pledges such Equity Interest to the Agent as security for the payment and performance of the Obligations, together with any certificates or instruments representing or evidencing such Equity Interests in suitable form for transfer by delivery or accompanied by duly executed undated instruments of transfer or assignment in blank, all in form and substance reasonably satisfactory to the Agent.

7.22 Post-Closing Obligations. Execute and deliver the documents, and complete the tasks, in each case, as set forth on Schedule 7.22 within the applicable time limits specified on such schedule, or in each case, such later date as may be agreed by the Agent in its reasonable discretion.

7.23 Initial Capital Raise; Capital Raises . Cause all of the following to occur, concurrently and in each case no later than September 30, 2025 (or such later date confirmed by the Agent in its sole and absolute discretion in writing) Atlantic International and/or its Subsidiaries and Affiliates shall have conducted a Capital Raise generating gross proceeds in an amount not less than $10,000,000 (the "Initial Capital Raise"). The net cash proceeds of the Initial Capital Raise and any subsequent Capital Raise shall be applied in the following order: (A) first, to the BMO Agent in payment of the BMO Obligations (which prepayments shall have permanently reduced any commitment of the BMO Agent or the BMO Lenders to make or advance any loans to any Borrower until paid in full), (B) second, to the Agent (as defined under the Atlantic Bridge Loan Agreement) in payment of the Atlantic Bridge Loan (the "Permitted Atlantic

Bridge Loan Prepayment”), (C) third, 75% of the net cash proceeds thereof to the Agent in payment of the Obligations until Payment in Full.

7.24 BMO Collateral. IDC agrees that, upon or at any time after Payment in Full of the BMO Obligations IDC shall immediately turn over to the Agent for application to the Obligations any proceeds received from accounts receivable and (b) any proceeds received by the BMO Agent or any BMO Lender in excess of the BMO Obligations derived from Dispositions by BMO of any BMO Atlantic Shares (but not any BMO Atlantic Shares).

ARTICLE VIII
NEGATIVE COVENANTS

So long as any Obligation hereunder shall remain unpaid or unsatisfied, no Loan Party shall, nor shall it permit any Subsidiary thereof to, directly or indirectly:

8.01 Indebtedness. Create, incur, assume or suffer to exist any Indebtedness or issue any Disqualified Equity Interest, except:

(a) Indebtedness under the Loan Documents;

(b) any other Indebtedness outstanding on the Restatement Closing Date and listed on Schedule 8.01;

(c) any Subordinated Debt owed to a non-Affiliate, so long as such Subordinated Debt is (i) unsecured and subject to a Subordination Agreement, and (ii) not owed to any Loan Party or Subsidiary or Affiliate thereof;

(d) Guarantees of any Loan Party in respect of Indebtedness otherwise permitted hereunder of any other Loan Party; provided that any Guarantee of Indebtedness permitted hereunder that is subordinated to the Obligations shall be subordinated to the Obligations on substantially the same terms as such guaranteed Indebtedness; provided further that no such Guarantee may exist with respect to IDC and any other Loan Party;

(e) [reserved];

(f) Indebtedness arising in the Ordinary Course of Business in connection with treasury management and commercial credit card, merchant card and purchase or procurement card services;

(g) [reserved];

(h) Indebtedness owing under the PEO Agreement with respect to the Lyneer Borrowers;

(i) [reserved];

(j) the endorsement of negotiable instruments for deposit or collection or similar transactions in the Ordinary Course of Business;

(k) Indebtedness in respect of any bankers’ acceptance, bank guarantees, letters of credit, warehouse receipt or similar facilities entered into in the ordinary course of business in respect of workers’ compensation and other casualty claims, health, disability or other employee benefits or property, casualty

or liability insurance or self-insurance or other Indebtedness with respect to reimbursement-type obligations regarding workers' compensation and other casualty claims);

(l) Indebtedness incurred or arising in the Ordinary Course of Business from non-Affiliates (and not in connection with the borrowing of money) in respect of (i) obligations to pay the deferred purchase price of goods or services or progress payments in connection with such goods and services; provided that such obligations are incurred in connection with open accounts extended by suppliers on customary trade terms; (ii) performance bonds, bid bonds, appeal bonds, surety bonds, performance and completion guarantees and similar instruments or obligations; and (iii) obligations to pay insurance premiums;

(m) Indebtedness representing deferred compensation to employees, consultants or independent contractors incurred in the ordinary course of business;

(n) surety bonds, deposits and similar obligations permitted under Section 8.02(e) or (f);

(o) unsecured Indebtedness of any Loan Party owing to any other Loan Party, so long as such Indebtedness is subordinated pursuant to, and otherwise subject to, the Master Intercompany Note; provided that no such Indebtedness may exist between IDC and any other Loan Party;

(p) the ABL Obligations to the extent subject to, and not prohibited by, the ABL Intercreditor Agreement, and the BMO Obligations to the extent subject to, and not prohibited by, the BMO Intercreditor Agreement;

(q) Indebtedness of IDC Technologies (Canada), Inc. in an aggregate principal amount at any time outstanding not to exceed $8,000,000;

(r) the Seller Note and the Earnout Payments;

(s) any Lyneer Put Option Note so long as the Lyneer Put Option Note is expressly subordinated in right of Payment in Full pursuant to the Lyneer Put Option Note Subordination Agreement;

(t) Indebtedness (i) in respect of Permitted Receivables Financings to the extent recharacterized as Indebtedness and (ii) arising from customary limited recourse obligations and customary performance undertakings related to Permitted Receivables Financings; and

(u) Refinancing Indebtedness;

provided, however, that, notwithstanding anything to the contrary contained herein, IDC shall not incur, assume or suffer to exist any Indebtedness or issue any Disqualified Equity Interest on or after the Restatement Closing Date.

8.02 Liens. Create, incur, assume or suffer to exist any Lien upon any of its property, assets or revenues, whether now owned or hereafter acquired, other than the following (the "Permitted Liens"):

(a) Liens in favor of the Agent pursuant to any Loan Document;

(b) Liens existing on the date hereof as described on Schedule 8.02 (setting forth, as of the Restatement Closing Date, the lienholder thereof, the principal amount of the obligations secured thereby and the property or assets of such Loan Party or such Subsidiary subject thereto) and any renewals or

extensions thereof, provided that (i) the Lien does not extend to any additional property, and (ii) the obligations secured or benefited thereby constitutes Refinancing Indebtedness;

(c) Liens for taxes, assessments or other governmental charges, not yet due or which are being Properly Contested, and which in all cases are junior to the Lien of the Agent;

(d) Liens of carriers, warehousemen, mechanics, materialmen, repairmen, landlords or other like Liens imposed by Law or arising in the Ordinary Course of Business which are not overdue for a period of more than 30 days or which are being Properly Contested;

(e) Liens, pledges or deposits in the Ordinary Course of Business in connection with (i) insurance, workers compensation, unemployment insurance and social security legislation, (ii) contracts, bids, government contracts, and surety, appeal, customs, performance and return-of-money bonds and (iii) other similar obligations (exclusive of obligations in respect of the payment for borrowed money), whether pursuant to contracts, statutory requirements, common law or consensual arrangements, other than any Lien imposed by ERISA or a Foreign Benefit Law;

(f) Liens arising in the Ordinary Course of Business consisting of deposits to secure the performance of bids, trade contracts and leases (other than Indebtedness), statutory obligations, surety bonds (other than bonds related to judgments or litigation), performance bonds and other obligations of a like nature, in each case, incurred in the Ordinary Course of Business

(g) Liens with respect to minor imperfections of title and easements, rights-of-way, covenants, consents, reservations, encroachments, variations and zoning and other similar restrictions, charges, encumbrances or title defects affecting Real Property which, in the aggregate, are not substantial in amount, and which do not in any case materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of the business of the applicable Person and do not materially detract from the value of or materially impair the use by the Loan Parties in the Ordinary Course of Business of the property subject to or to be subject to such encumbrance;

(h) Liens securing judgments for the payment of money not constituting an Event of Default under Section 9.01 or securing appeal or other surety bonds related to such judgments, and which in all cases are junior to the Lien of the Agent;

(i) Liens securing Indebtedness owing to a non-Affiliate permitted under Section 8.01(g); provided that (i) such Liens do not at any time encumber any property other than the property financed by such Indebtedness and (ii) the Indebtedness secured thereby does not exceed the cost or Fair Market Value, whichever is lower, of the property being acquired on the date of acquisition;

(j) operating leases or subleases granted by the Loan Parties to any other Person in the Ordinary Course of Business; provided that no such lease shall exist between IDC and any other Loan Party;

(k) Liens (i) of a collection bank arising under Section 4-210 of the UCC or any comparable or successor provision on items in the course of collection, (ii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business, and (iii) in favor of banking institutions arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(l) (i) Liens affecting the assets or property of the Lyneer Borrowers securing the ABL Obligations to the extent such Liens are subject to, and not prohibited by, the ABL Intercreditor Agreement,

and (ii) Liens affecting the assets or property of the Borrowers securing the BMO Obligations to the extent such Liens are subject to, and not prohibited by, the BMO Intercreditor Agreement;

(m) Liens on assets of IDC Technologies (Canada), Inc. securing Indebtedness of IDC Technologies (Canada), Inc. permitted pursuant to Section 8.01(q);

(n) Liens on receivables and related assets incurred in connection with Permitted Receivables Financings; and

(o) Liens in favor of customs and revenue authorities imposed by Law to secure payment of customs duties in connection with the importation of goods and arising in the Ordinary Course of Business which are not overdue for a period of more than 30 days or which are being Properly Contested;

provided, however, that, notwithstanding anything to the contrary contained herein, IDC shall not create, incur, assume or suffer to exist any Lien upon any of its property, assets or revenues on or after the Restatement Closing Date.

8.03 Investments. Make or maintain any Investments, except, subject to the proviso below regarding IDC:

(a) Investments owned and held by the Loan Parties in the form of Cash Equivalents in a Controlled Deposit Account;

(b) [reserved];

(c) Investments in Loan Parties to the extent existing on the Restatement Closing Date;

(d) Investments in non-Affiliates to the extent existing on the Restatement Closing Date consisting of extensions of credit in the nature of accounts receivable or notes receivable arising from the grant of trade credit in the Ordinary Course of Business, and Investments received in satisfaction or partial satisfaction thereof from financially troubled Account Debtors to the extent reasonably necessary in order to prevent or limit loss;

(e) Guarantees permitted by Section 8.01;

(f) Investments existing as of the date hereof as described in Schedule 8.03 (setting forth, as of the Restatement Closing Date, the amount, obligor or issuer and maturity, if any, thereof) and extensions or renewals thereof, provided that no such extension or renewal shall be permitted if it would (i) increase the amount of such Investment at the time of such extension or renewal, or (ii) result in a Default or Event of Default hereunder; and

(g) [Reserved];

;provided, however, that, notwithstanding the terms of this Section 8.03 or Sections 8.04 or 8.05 or anything to the contrary contained herein, (1) in no event shall any Loan Party or any Subsidiary sell, lease, convey, assign, transfer or otherwise dispose of Intellectual Property of the Loan Parties or any Subsidiary to any person who is not a Loan Party, (2) from and after the Restatement Closing Date, no Investments shall be permitted between IDC and any other Loan Party; and (3) IDC shall not make or maintain any Investments on or after the Restatement Closing Date other than Investments previously made or maintained prior to the Restatement Closing Date and permitted to be made or maintained in accordance with Section 8.03 of the Existing Loan Agreement.

8.04 Fundamental Changes. Merge, divide, dissolve, liquidate, consolidate with or into another Person, except that, so long as no Event of Default exists or would result therefrom, any Subsidiary of a Borrower (other than IDC) may merge or consolidate with or liquidate or dissolve into such Borrower (other than IDC); provided, that such Borrower (other than IDC) shall be the continuing or surviving Person.

8.05 Dispositions. Make any Disposition or enter into any agreement to make any Disposition, except:

(a) so long as no Event of Default exists or is created thereby, Dispositions of Cash Equivalents of the Loan Parties to non-Affiliates, in the Ordinary Course of Business;

(b) Dispositions to a non-Affiliate in the Ordinary Course of Business of Equipment or fixed assets that are obsolete, worn out or no longer useful to the Core Business of the Loan Parties and their Subsidiaries, so long as (i) no Event of Default has occurred and is continuing at the time of such Disposition, (ii) the aggregate Fair Market Value or a book value, whichever is more, of such Equipment and fixed assets does not exceed $550,000 in any twelve-month period and (iii) all the Net Cash Proceeds thereof are applied in accordance with Section 2.06(c);

(c) Dispositions that constitute (i) an Investment permitted under Section 8.03, (ii) a Lien permitted under Section 8.02, (iii) a merger, dissolution, consolidation or liquidation permitted under Section 8.04(a), or (iv) a Restricted Payment permitted under Section 8.06;

(d) Dispositions that result from a casualty or condemnation in respect of such property or assets and is not otherwise an Event of Default so long as all proceeds thereof are applied in accordance with Section 2.06(c);

(e) the licensing to a non-Affiliate, on a non-exclusive basis, of patents, trademarks, copyrights, and other Intellectual Property rights in the Ordinary Course of Business,

(f) (i) the lapse of immaterial registered patents, trademarks, copyrights and other Intellectual Property to the extent maintaining such registered Intellectual Property is not economically desirable in the conduct of its business or (ii) the abandonment of patents, trademarks, copyrights, or other intellectual property rights in the Ordinary Course of Business so long as in each case under clauses (i) and (ii), such lapse or abandonment is not materially adverse to the interests of the Secured Parties;

(g) the leasing or subleasing of assets to a non-Affiliate (other than sale and leaseback transactions prohibited under Section 8.15) in the Ordinary Course of Business;

(h) Dispositions to a non-Affiliate that consist of the sale or discount in the Ordinary Course of Business of overdue accounts receivable that are not Eligible Accounts (under and as defined in the ABL Credit Agreement) and in connection with the compromise or collection thereof; and

(i) Dispositions resulting from any Permitted Receivables Financing;

provided, however, that, notwithstanding anything to the contrary in this Section 8.05 or elsewhere contained herein, (1) from and after the Restatement Closing Date no Dispositions shall be permitted between IDC and any other Loan Party and (2) IDC shall not make any Disposition or enter into any agreement to make any Disposition on or after the Restatement Closing Date (other than Dispositions of accounts receivable or proceeds thereof to the BMO Agent for the reduction of the BMO Obligations or, after Payment in Full of the BMO Obligations, to the Agent).

8.06 Restricted Payments. Declare or make, directly or indirectly, any Restricted Payment, or incur any obligation (contingent or otherwise) to do so, except that, in each case:

(a) each Subsidiary of a Borrower may make Restricted Payments, directly or indirectly, to such Borrower; provided that no Restricted Payment may be made between IDC and any Subsidiary thereof in reliance of this Section 8.06(a) from and after the Restatement Closing Date;

(b) Lyneer Investments may declare and make dividend payments or other distributions payable solely in the common stock or other common Equity Interests of Lyneer Investments;

(c) [reserved];

(d) any Borrower or Subsidiary thereof may make Permitted Tax Distributions;

(e) to the extent constituting a Restricted Payment, and in each case, solely to the extent financed with the proceeds of the Initial Capital Raise, the Permitted Atlantic Bridge Loan Prepayment; and

(f) Atlantic International Payments in an aggregate amount not to exceed $3,000,000 per Fiscal Year (or $2,000,000 from the Restatement Closing Date to December 31, 2025) paid by the Lyneer Borrowers (and not IDC); provided that, on the date of any such payments are made and after giving Pro Forma Effect thereto, (i) the Lyneer Borrowers are in Pro Forma Compliance with the financial covenants set forth in Section 8.12(b) hereof, (ii) no Default or Event of Default under this Agreement, the BMO Credit Agreement or the ABL Credit Agreement has occurred or will occur as a result thereof, (iii) Availability is at least $0 and (iv) all obligations of the Lyneer Borrowers, including, without limitation, taxes and payables, are current and within their terms; provided that after $2,000,000 of such Atlantic International Payments have been paid, the Lyneer Borrowers shall have made prior payment of (A) each Legal Expenses Minimum Monthly Payment due and owing to counsel for the Agent prior to such date required by Section 11.04(a) and (B) all accrued but unpaid interest of the Lenders owing at such time, after which the remaining $1,000,000 of such Atlantic International Payments may be made;

provided, however, that (1) IDC shall not declare or make, directly or indirectly, any Restricted Payment on or after the Restatement Closing Date and (2) none of the Borrowers may pay any expenses or assume any obligations of Atlantic International (other than Atlantic International Payments permitted by Section 8.06(f) above or with respect to the Lyneer Borrowers becoming obligated under the Atlantic Bridge Loan).

8.07 Change in Nature of Business. Engage in any material line of business substantially different from those lines of business conducted by the Borrowers and their Subsidiaries on the date hereof or any business substantially related or incidental thereto.

8.08 Transactions with Affiliates. Enter into any transaction of any kind with any Affiliate of any Loan Party, whether or not in the Ordinary Course of Business, other than:

(a) transactions between or among the Lyneer Borrowers; provided that IDC shall not enter into any transaction with any other Borrower, other Loan Party, Prateek Gattani or Atlantic International or any of its Affiliates from and after the Restatement Closing Date;

(b) (i) recruiting services provided by IDC to the Loan Parties with a fair market value not to exceed $5,000 in any calendar month and (ii) the provision of services by certain employees of the Loan

Parties to IDC with a fair market value not to exceed $10,000 in any calendar month, in each case, in the Ordinary Course of Business;

(c) transactions pursuant to agreements in existence or contemplated on the Restatement Closing Date as set forth on Schedule 8.08 and otherwise permitted hereunder;

provided, however, that IDC shall not enter into any transaction of any kind with any other Loan Party or any Affiliate of a Loan Party on or after the Restatement Closing Date other than as set forth in Section 8.08(b) above.

8.09 Burdensome Agreements. Enter into any Contractual Obligation (other than this Agreement or any other Loan Document) that:

(a) requires the grant of a Lien to secure an obligation of such Person if a Lien is granted to secure another obligation of such Person, except any such provision contained in the ABL Loan Documents, the BMO Loan Documents or any Intercreditor Agreement; or

(b) limits the ability (i) of any Subsidiary to make Restricted Payments to any Loan Party or to otherwise transfer property to any Loan Party, (ii) of any Subsidiary of a Loan Party to Guarantee the Indebtedness of the Borrowers or become a direct Borrower hereunder, or (iii) of any Borrower or any Subsidiary thereof to create, incur, assume or suffer to exist Liens on property of such Person; provided, however, that this clause (iii) shall not prohibit any negative pledge incurred or provided in favor of any holder of Indebtedness permitted under Section 8.01(g) solely to the extent any such negative pledge relates to the property financed by or the subject of such Indebtedness;

provided, however, that IDC shall not enter into any such Contractual Obligation on or after the Restatement Closing Date.

8.10 Use of Proceeds. Use the proceeds of any Loan, whether directly or indirectly, including through or by any Controlled Person, and whether immediately, incidentally or ultimately, (a) in any manner that might cause the Loan or the application of such proceeds to violate Regulations T, U or X of the Board of Governors of the Federal Reserve System, in each case as in effect on the date of such Loan and such use of proceeds, or (b) (i) in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of any Anti-Corruption Laws, (ii) to fund, finance or facilitate any activities, business or transaction of or with any Sanctioned Person or in any Designated Jurisdiction, or (iii) in any other manner that would result in the violation of any Sanctions, Anti-Corruption Laws or Anti-Money Laundering Laws applicable to any party hereto.

8.11 Prepayment of Indebtedness; Amendment to Material Agreements.

(a) Make or pay, directly or indirectly, any payment or other distribution (whether in cash, securities or other property) of or in respect of principal of or interest, fees, or other amounts due on any Indebtedness (other than the Obligations and the ABL Obligations) or any payment or other distribution (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such Indebtedness (other than the Obligations and the ABL Obligations), except for the following:

(i) payments when due of regularly scheduled interest and principal payments on any Indebtedness (solely to the extent permitted under the Restatement Closing Date Budget or the budget then in effect pursuant to Section 7.01(e)), other than (x) payments in respect of any

Subordinated Debt, and (y) any Indebtedness owed to any Loan Party or Subsidiary or Affiliate thereof (including any Indebtedness due under the Master Intercompany Note);

(ii) payments made on the BMO Obligations as described under Section 7.23; and

(iii) Refinancing Indebtedness;

(b) Amend any ABL Loan Document if prohibited by the ABL Intercreditor Agreement or amend any BMO Loan Document if prohibited by the BMO Intercreditor Agreement.

(c) Amend, modify or change in any manner any term or condition of any Subordinated Debt Documents in a manner adverse to the Lenders, except to the extent permitted by the applicable Subordination Agreement.

(d) Amend, modify or change in any manner any term or condition of (i) any Material Contract, (ii) the Lyneer Investments LLC Agreement, or (iii) any Indebtedness permitted under Section 8.01(b), (c), (d), (e), (g), (h), (i), (o) or (q) outstanding on the Restatement Closing Date, in each case so that the terms and conditions thereof are less favorable in any material respect to the Agent or the Lenders than the terms of such Material Contract or Indebtedness as of the Restatement Closing Date.

(e) Amend, modify or change in any manner any term or condition of Lyneer Merger Agreement in a manner adverse to the Lenders.

Notwithstanding anything to the contrary contained herein, at no time from or after the Restatement Closing Date shall any Borrower be permitted to make any payments in respect of the Lyneer Put Option Note until Payment in Full.

8.12 Financial Covenants.

(a) **Reserved**.

(b) **Covenants Applicable to the Lyneer Loan Parties.** Each of the following financial covenants shall apply to the Lyneer Loan Parties' Consolidated Group.

(i) Consolidated Fixed Charge Coverage Ratio. The Lyneer Borrowers shall not permit the Consolidated Fixed Charge Coverage Ratio of the Lyneer Loan Parties' Consolidated Group, determined on a Pro Forma Basis as of the last day of each Measurement Period set forth below, to be less than the level set forth below:

Measurement Period	Consolidated Fixed Charge Coverage Ratio Level
June 30, 2025	1.10:1.00
July 31, 2025	1.10:1.00
August 31, 2025	1.00:1.00
September 30, 2025	1.10:1.00
October 31, 2025	1.10:1.00
November 30, 2025	1.00:1.00
December 31, 2025	1.00:1.00
January 31, 2026	1.00:1.00
February 28, 2026	1.10:1.00
March 31, 2026	1.20:1.00

April 30, 2026	1.20:1.00
May 31, 2026	1.30:1.00
June 30, 2026	1.30:1.00
July 31, 2026	1.40:1.00
August 31, 2026	1.50:1.00
September 30, 2026	1.50:1.00
October 31, 2026	1.50:1.00
November 30, 2026	1.50:1.00
December 31, 2026	1.50:1.00
January 31, 2027	1.50:1.00
February 28, 2027	1.50:1.00
March 31, 2027	1.50:1.00
April 30, 2027	1.50:1.00
May 31, 2027	1.50:1.00
June 30, 2027	1.50:1.00
July 31, 2027	1.50:1.00
August 31, 2027	1.50:1.00
September 30, 2027	1.50:1.00
October 31, 2027	1.50:1.00
November 30, 2027	1.50:1.00
December 31, 2027 and each monthly Measurement Period thereafter	1.50:1.00

(ii) Consolidated Specified Leverage Ratio. The Lyneer Borrowers shall not permit the Consolidated Specified Leverage Ratio, determined on a Pro Forma Basis as of the last day of each Measurement Period set forth below, to be greater than the level set forth below:

Measurement Period	Consolidated Specified Leverage Ratio Level
June 30, 2025	13.00:1.00
July 31, 2025	12.75:1.00
August 31, 2025	12.75:1.00
September 30, 2025	12.75:1.00
October 31, 2025	13.25:1.00
November 30, 2025	13.50:1.00
December 31, 2025	14.00:1.00
January 31, 2026	12.75:1.00
February 28, 2026	11.75:1.00
March 31, 2026	11.00:1.00
April 30, 2026	10.50:1.00
May 31, 2026	10.00:1.00
June 30, 2026	9:75:1.00
July 31, 2026	9.25:1.00
August 31, 2026	9.00:1.00
September 30, 2026	9.00:1.00
October 31, 2026	9.00:1.00
November 30, 2026	9.00:1.00
December 31, 2026	9.00:1.00
January 31, 2027	7.75:1.00

February 28, 2027	7.50:1.00
March 31, 2027	7.50:1.00
April 30, 2027	7.25:1.00
May 31, 2027	7.00:1.00
June 30, 2027	6.75:1.00
July 31, 2027	6.50:1.00
August 31, 2027	6.50:1.00
September 30, 2027	6.25:1.00
October 31, 2027	6.25:1.00
November 30, 2027	6.00:1.00
December 31, 2027 and each monthly Measurement Period thereafter	5.75:1.00

8.13 Creation of New Subsidiaries. Create or acquire any new Subsidiary on or after the Restatement Closing Date, other than Domestic Subsidiaries of any Loan Party other than IDC created or acquired in accordance with Section 7.12.

8.14 Securities of Subsidiaries. Permit any Subsidiary thereof to issue any Equity Interests (whether for value or otherwise) to any Person other than a Loan Party.

8.15 IDC Expenses. From and after the Restatement Closing Date, permit IDC to make payments of any expenses in excess of 10% greater than the aggregate amount of all budgeted IDC expenses set forth in the Restatement Closing Date Budget as of the applicable date of determination.

8.16 Organization Documents; Fiscal Year. (a) Amend, modify or otherwise change any of its Organization Documents in any manner that could have a Material Adverse Effect on the interests of the Secured Parties, or (b) change its Fiscal Year.

8.17 Anti-Layering. Directly or indirectly incur or otherwise permit to exist any Indebtedness that is contractually subordinated or junior in right of payment to the ABL Obligations or BMO Obligations, as applicable unless: (a) such Indebtedness is also subordinate or junior in right of payment to the Obligations at least to the same extent as the Obligations are subordinate or junior in right of payment to the ABL Obligations or BMO Obligations, as applicable, and (b) any Liens securing such Indebtedness are also subordinate or junior to the Liens securing the Obligations at least to the same extent as the Liens securing the Obligations are subordinate or junior to the ABL Obligations or BMO Obligations, as applicable; provided that no Liens securing indebtedness shall be considered to be subordinated to the ABL Obligations or BMO Obligations, as applicable, solely by virtue of operation of a "waterfall" provision in the ABL Loan Documents or BMO Documents, as applicable; provided, further, that nothing in this Section 8.18 shall prohibit the Secured Parties (as defined in the ABL Loan Documents) or the Secured Parties (as defined in the BMO Loan Documents), as applicable, from at any time and from time to time, without the consent of or notice to any other Secured Party and without violating any Loan Document or creating any Event of Default, (i) amending the payment waterfall provisions contained in the ABL Loan Documents or the BMO Loan Documents, as applicable, (ii) creating or adding new tranches of ABL Obligations or BMO Obligations, as applicable, and/or (iii) reallocating all or a portion of the ABL Obligations to the principal amount of one or more newly created loan tranches or facilities (which new tranches or facilities shall constitute "ABL Obligations" hereunder), each of which (and/or the Liens securing same) may be contractually senior, junior or pari passu to the then existing or thereafter arising ABL Obligations (and/or the Liens securing same).

ARTICLE IX
EVENTS OF DEFAULT AND REMEDIES

9.01 Events of Default. Any of the following shall constitute an Event of Default:

(a) Non-Payment. Any Borrower fails to pay (i) when and as required to be paid herein, any amount of principal of any Loan, or (ii) within three (3) days after the same becomes due, any interest on any Loan or any commitment or other fee due hereunder, or (iii) within five (5) days after the same becomes due, any other amount payable hereunder or under any other Loan Document; or

(b) Specific Covenants. Any Loan Party fails to perform or observe any term, covenant or agreement contained (i) in any of Sections 4.04, 7.01(a), 7.01(b), 7.01(c), 7.02(a), 7.02(b), 7.03, 7.05, 7.07, 7.10, 7.11, 7.12, 7.19, 7.20, 7.21, 7.22 or 7.24 or Article VIII, or (ii) in any of Sections 7.01(e), 7.02(c) or 7.04 and such failure continues for three (3) or more Business Days; or

(c) Other Defaults. Any Loan Party fails to perform or observe any other covenant or agreement (not specified in subsection (a) or (b) above) contained in any Loan Document on its part to be performed or observed and such failure continues for thirty (30) days after the earlier of (x) receipt of notice of such default by a Responsible Officer of the Borrower Agent from the Agent, or (y) any Responsible Officer of any Loan Party becomes aware of such default; or

(d) Representations and Warranties. Any representation, warranty, certification or statement of fact made or deemed made by or on behalf of any Loan Party or its Subsidiaries herein, in any other Loan Document, or in any document delivered in connection herewith or therewith shall be incorrect or misleading when made or deemed made in any material respect; or

(e) Cross-Default. The occurrence of any Event of Default (as defined in the ABL Credit Agreement or the BMO Credit Agreement) or any event of default (or the equivalent thereof, whether or not such term is used or defined therein, which allows for the exercise of remedies by the creditor upon the occurrence thereof and after any notice or grace period, if and to the extent applicable) under (i) the ABL Credit Agreement or the ABL Loan Documents, (ii) the BMO Credit Agreement or the BMO Loan Documents or (iii) any Subordinated Debt Documents.

(f) Insolvency Events. Any Insolvency Event shall occur with respect to any Loan Party; or

(g) Inability to Pay Debts; Attachment. (i) Any Loan Party becomes unable or admits in writing its inability to pay its debts as they become due, (ii) any writ or warrant of attachment or execution or similar process is issued or levied against all or any material part of the property of any Loan Party and is not released, vacated or fully bonded within thirty (30) days after its issue or levy; (iii) any Loan Party is enjoined, restrained or in any way prevented by any Governmental Authority from conducting any material part of its business; (iv) any Loan Party suffers the loss, revocation or termination of any material license, permit, lease or agreement necessary to its business which is not reinstated or reissued within thirty (30) days; or (v) there is a cessation of any material part of any Loan Party's business for a material period of time; or

(h) Judgments. There is entered against any Loan Party (i) one or more final unsatisfied judgments or orders for the payment of money in an aggregate amount exceeding $250,000 (to the extent not covered by insurance as to which the insurer does not dispute coverage), or (ii) any one or more non-monetary final judgments or orders (including for injunctive relief) that have, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and, in either case, such judgment or order remains unvacated and unpaid and either (A) enforcement proceedings are commenced

by any creditor upon such judgment or order, or (B) there is a period of thirty (30) consecutive days during which a stay of enforcement of such judgment, by reason of a pending appeal or otherwise, is not in effect; or

(i) ERISA. (i) An ERISA Event occurs with respect to a Pension Plan or Multiemployer Plan which has resulted or could reasonably be expected to result in liability of any Loan Party under Title IV of ERISA to the Pension Plan, Multiemployer Plan or the PBGC, or (ii) a Loan Party or any ERISA Affiliate fails to pay when due, after the expiration of any applicable grace period, any installment payment with respect to its withdrawal liability under Section 4201 of ERISA under a Multiemployer Plan, or (iii) the benefit liabilities of all Plans governed by Foreign Benefit Laws, or the funding of which are regulated by any Foreign Benefit Laws, at any time exceed all such Plans' assets, as computed in accordance with applicable Law as of the most recent valuation date for such Plans; or

(j) Invalidity of Loan Documents. Any Loan Document, or any Lien granted thereunder, at any time after its execution and delivery and for any reason, other than as expressly permitted hereunder or upon Payment in Full, ceases to be in full force and effect (except with respect to immaterial assets); or any Borrower or any other Person contests in any manner the validity or enforceability of any Loan Document or any Lien granted to the Agent pursuant to the Security Instruments; or any Borrower denies that it has any or further liability or obligation under any Loan Document, or purports to revoke, terminate or rescind any Loan Document; or any party to any Intercreditor Agreement or any Subordination Agreement or Subordination Provisions contests in any manner the validity or enforceability of such Intercreditor Agreement, Subordination Agreement or Subordination Provisions or denies that it has any liability or obligation thereunder or purports to revoke, terminate or rescind such Intercreditor Agreement, Subordination Agreement or Subordination Provisions; or

(k) Breach of Contractual Obligation. Any Loan Party or any Subsidiary thereof fails to make any payment when due (whether by scheduled maturity, required prepayment, acceleration, demand, or otherwise) in respect of any Material Contract or the SPP Restatement Date Foreclosure Documents to which it is party or fails to observe or perform any other agreement or condition relating to any such Material Contract or SPP Restatement Date Foreclosure Document to which it is party or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event occurs, the effect of which default or other event is to cause, or to permit the counterparty to such contract to terminate such contract; or

(l) Subordination Provisions. (i) Any Subordination Provisions or any Subordination Agreement shall fail to be enforceable by the Lenders (which have not effectively waived the benefits thereof) in accordance with the terms thereof; or (ii) the principal or interest on any Loan or other Obligations shall fail to constitute "designated senior debt" (or any other similar term) under any document, instrument or agreement evidencing any Subordinated Debt; or (iii) any Loan Party or any of its Subsidiaries shall, directly or indirectly, disavow or contest in any manner (A) the effectiveness, validity or enforceability of any Subordination Agreement or Subordination Provisions, or (B) that any Subordination Agreement or Subordination Provisions exist for the benefit of any Secured Party; or (iv) any Loan Party or any Subsidiary thereof or any other Person fails to observe or perform any provision of any Subordination Agreement or any Subordination Provisions; or

(m) [Reserved.]

(n) Change of Control. There occurs any Change of Control;

(o) Reserved.

(p) Acquisition of ABL Obligations or BMO Obligations. Any Loan Party, or any Subsidiary of a Loan Party, directly or indirectly acquires, acquires a participation interest in, or in any way beneficially holds, any of the ABL Obligations or BMO Obligations at any time; or

(q) Most Favored Nations (Atlantic International Guaranties). Atlantic International guaranties or otherwise becomes liable for any Indebtedness of Blue Arrow or any of its Subsidiaries and has not guarantied the Obligations hereunder on substantially the same terms reasonably acceptable to the Agent contemporaneously therewith.

9.02 Remedies Upon Event of Default. If any Event of Default occurs and is continuing, the Agent may, and at the direction of the Required Lenders shall, take any or all of the following actions:

(a) declare the unpaid principal amount of all outstanding Loans, all interest accrued and unpaid thereon, and all other Obligations owing or payable hereunder or under any other Loan Document to be immediately due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Borrowers; and

(b) exercise on behalf of itself and the Lenders all rights and remedies available to it and the Lenders under the Loan Documents or applicable Law;

provided, however, that upon the occurrence of an Event of Default under Section 9.01(f), the unpaid principal amount of all outstanding Loans and all interest and other amounts as aforesaid (including without limitation, any applicable Prepayment Premium) shall automatically become due and payable without further act of the Agent or any Lender.

No remedy herein is intended to be exclusive of any other remedy and each and every remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity or by statute or any other provision of Law.

Any Event of Default occurring hereunder shall be deemed to exist and be continuing until waived by the Agent and all or any required portion of the Lenders in accordance with Section 11.01, notwithstanding any actual or purported remedy or cure of the actions, facts, circumstances or conditions giving rise to such Event of Default.

9.03 Application of Funds.

(a) Subject to Section 9.03(b) below, all payments made by Loan Parties in respect of the Obligations shall be applied (a) first, as specifically required in the Loan Documents; (b) second, to Obligations then due and owing; (c) third, to other Obligations specified by Borrower Agent; and (d) fourth, as determined by the Agent in its discretion.

(b) Notwithstanding any provision to the contrary contained herein, after the exercise of remedies provided for in Section 9.02 (or after the Loans have automatically become immediately due and payable as set forth in the proviso to Section 9.02), any amounts received on account of the Obligations shall, subject to the provisions of Sections 2.16 and 2.17, be applied by the Agent in the following order:

First, to all fees, indemnities, expenses and other amounts (including reasonable fees, charges and disbursements of counsel to the Agent and amounts payable under Article IV) due to the Agent in its capacity as such, until paid in full;

Second, to that portion of the Obligations constituting fees, indemnities and other amounts (other than principal, interest and other Obligations expressly described in clauses Third through Fifth below) payable to the Lenders (including reasonable fees, charges and disbursements of counsel to the respective Lenders and amounts payable under Article III), ratably among them in proportion to the respective amounts described in this clause Fourth payable to them until paid in full;

Third, to that portion of the Obligations constituting accrued and unpaid interest on the Loans and other Obligations, ratably among the Lenders in proportion to the respective amounts described in this clause Fifth payable to them until paid in full;

Fourth, to that portion of the Obligations constituting unpaid principal of the Loans ratably among the Lenders until paid in full;

Fifth, to all other Obligations that are due and payable to the Agent and the other Secured Parties, or any of them, on such date, ratably based on the respective aggregate amounts of all such Obligations owing to the Agent and the other Secured Parties on such date until paid in full; and

Last, the balance, if any, after Payment in Full, to the Borrowers or as otherwise required by Law.

(c) [Reserved].

(d) For purposes of Section 9.03(b), "paid in full" of a type of Obligation means payment in cash or immediately available funds of all amounts owing on account of such type of Obligation, including interest accrued after the commencement of any Insolvency Event, default interest, interest on interest, and expense reimbursements, irrespective of whether any of the foregoing would be or is allowed or disallowed in whole or in part in any proceeding under Debtor Relief Laws.

(e) Agent shall not be liable for any application of amounts made by it in good faith under this Section 9.03, notwithstanding the fact that any such application is subsequently determined to have been made in error.

ARTICLE X
AGENT

10.01 Appointment and Authority. Each of the Lenders hereby irrevocably appoints SPP to act on its behalf as the Agent hereunder and under the other Loan Documents and authorizes the Agent to take such actions on its behalf and to exercise such powers as are delegated to the Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this Article are solely for the benefit of the Agent and the Lenders, and no Loan Party shall have rights as a third party beneficiary of any of such provisions.

10.02 Rights as a Lender. The Person serving as the Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Agent and the term "Lender" or "Lenders" shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with the Loan Parties or any Subsidiary or other Affiliate thereof as if such Person were not the Agent hereunder and without any duty to account therefor to the Lenders.

10.03 Exculpatory Provisions. The Agent shall not have any duties or obligations except those expressly set forth herein and in the other Loan Documents. Without limiting the generality of the foregoing, the Agent:

(a) shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing;

(b) shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that the Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents), provided that the Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Agent to liability or that is contrary to any Loan Document or applicable Law; and

(c) shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to any Loan Party or any of its Affiliates that is communicated to or obtained by the Person serving as the Agent or any of its Affiliates in any capacity.

The Agent shall not be liable to any other Secured Party for any action taken or not taken by it under or in connection with the Loan Documents, except for direct (as opposed to consequential) losses directly and solely caused by the Agent's gross negligence or willful misconduct. The Agent shall not be liable for any action taken or not taken by it with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Agent shall believe in good faith shall be necessary, under the Loan Documents). The Agent shall not be liable for, and shall be fully justified in, failing or refusing to take any action under any Loan Document unless it shall first receive such advice or concurrence of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Agent shall believe in good faith shall be necessary, under the Loan Documents) as it reasonably deems appropriate. The Agent shall be deemed not to have knowledge of any Default unless and until notice describing such Default is given to the Agent by the Borrower Agent or a Lender.

The Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document (including, for the avoidance of doubt, in connection with the Agent's or any Lender's reliance on any Electronic Signature transmitted by telecopy, emailed .pdf or any other electronic means) or (v) the satisfaction of any condition set forth in Article V or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Agent.

10.04 Reliance by the Agent. The Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of a Loan that by its terms must be fulfilled to the satisfaction of a Lender, the Agent may presume that such condition is satisfactory to such Lender unless

the Agent shall have received notice to the contrary from such Lender prior to the making of such Loan. The Agent may consult with legal counsel (who may be counsel for the Borrowers), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

10.05 Delegation of Duties. The Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by the Agent. The Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The exculpatory provisions of this Article shall apply to any such sub-agent and to the Related Parties of the Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as the Agent.

10.06 Resignation of the Agent. The Agent may at any time give notice of its resignation to the Lenders and the Borrower Agent. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, in consultation with the Borrower Agent, to appoint a successor, which shall be a bank with an office in the United States, or an Affiliate of any such bank with an office in the United States. If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within thirty (30) days after the retiring Agent gives notice of its resignation, then the retiring Agent may on behalf of the Lenders, appoint a successor Agent meeting the qualifications set forth above; provided that if the Agent shall notify the Borrower Agent and the Lenders that no qualifying Person has accepted such appointment, then such resignation shall nonetheless become effective in accordance with such notice and (1) the retiring Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that in the case of any Collateral held by the Agent on behalf of the Lenders under any of the Loan Documents, the retiring Agent shall continue to hold such Collateral until such time as a successor Agent is appointed) and (2) all payments, communications and determinations provided to be made by, to or through the Agent shall instead be made by or to each Lender directly, until such time as the Required Lenders appoint a successor Agent as provided for above in this Section. Upon the acceptance of a successor's appointment as the Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring (or retired) Agent, and the retiring Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided above in this Section). The fees payable by the Borrowers to a successor Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrowers and such successor. After the retiring Agent's resignation hereunder and under the other Loan Documents, the provisions of this Article and Section 11.04 shall continue in effect for the benefit of such retiring Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring Agent was acting as the Agent.

10.07 Non-Reliance on the Agent and Other Lenders. Each Lender acknowledges that it has, independently and without reliance upon the Agent or any other Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon the Agent or any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

10.08 No Other Duties, Etc. Anything herein to the contrary notwithstanding, none of the bookrunners, arrangers, or syndication or documentation agents listed on the cover page hereof (if any) shall have any rights, powers, duties or responsibilities under this Agreement or any of the other Loan Documents, except in its capacity, as applicable, as the Agent or a Lender hereunder.

10.09 The Agent May File Proofs of Claim; Credit Bidding. In case of the pendency of any proceeding under any Debtor Relief Law or any other judicial proceeding relative to any Loan Party, the Agent (irrespective of whether the principal of any Loan shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Agent shall have made any demand on the Borrower) shall be entitled and empowered, by intervention in such proceeding or otherwise:

(a) to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders and the Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders and the Agent and their respective agents and counsel and all other amounts due the Lenders and the Agent under Sections 2.03(h), 2.09 and 11.04) allowed in such judicial proceeding; and

(b) to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender to make such payments to the Agent and, in the event that the Agent shall consent to the making of such payments directly to the Lenders, to pay to the Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Agent and its agents and counsel, and any other amounts due the Agent under Sections 2.09 and 10.04.

Nothing contained herein shall be deemed to authorize the Agent to authorize or consent to or accept or adopt on behalf of any Lender any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of any Lender to authorize the Agent to vote in respect of the claim of any Lender in any such proceeding.

The Loan Parties and the Secured Parties hereby irrevocably authorize the Agent, based upon the instruction of the Required Lenders, to (a) credit bid and in such manner purchase (either directly or through one or more acquisition vehicles) all or any portion of the Collateral at any sale thereof conducted under the provisions of the Bankruptcy Code of the United States, including under Section 363 of the Bankruptcy Code of the United States or any similar Laws in any other jurisdictions to which a Loan Party is subject, or (b) credit bid and in such manner purchase (either directly or through one or more acquisition vehicles) all or any portion of the Collateral at any other sale or foreclosure conducted by (or with the consent or at the direction of) the Agent (whether by judicial action or otherwise) in accordance with applicable Law. In connection with any such credit bid and purchase, the Obligations owed to the Secured Parties shall be entitled to be, and shall be, credit bid on a ratable basis (with Obligations with respect to contingent or unliquidated claims being estimated for such purpose if the fixing or liquidation thereof would not unduly delay the ability of the Agent to credit bid and purchase at such sale or other disposition of the Collateral and, if such claims cannot be estimated without unduly delaying the ability of the Agent to credit bid, then such claims shall be disregarded, not credit bid, and not entitled to any interest in the asset or assets purchased by means of such credit bid) and the Secured Parties whose Obligations are credit bid shall be entitled to receive interests (ratably based upon the proportion of their Obligations credit bid in relation to the aggregate amount of Obligations so credit bid) in the asset or assets so purchased (or in the Equity Interests of the acquisition vehicle or vehicles that are used to consummate such purchase). Upon request by the Agent or the Borrower Agent at any time, the Secured Parties will confirm in writing the Agent's authority to release any such Liens on particular types or items of Collateral pursuant to this Section 10.09.

10.10 Collateral Matters. The Secured Parties irrevocably authorize the Agent, at its option and in its Permitted Discretion:

(a) to release any Lien on any Collateral (i) upon the occurrence of the Facility Termination Date, (ii) that is Disposed or to be Disposed as part of or in connection with any Disposition permitted hereunder or under any other Loan Document, or (iii) subject to Section 11.01, if approved, authorized or ratified in writing by the Required Lenders;

(b) to release or subordinate any Lien (and any Indebtedness secured thereby) on any property granted to or held by the Agent under any Loan Document to the holder of any Lien on such property that (i) is permitted by Section 8.02(f), so long as the Borrower Agent shall have delivered to the Agent on or prior to the date of release or subordination, as the case may be, a certificate of a Responsible Officer certifying that such Lien (and the Indebtedness secured thereby) is permitted by Section 8.02(f) (and the Agent may rely conclusively on any such certificate, without further inquiry) or (ii) if such release or subordination is required under any Intercreditor Agreement; and

(c) to release any Subsidiary from its obligations under the Loan Documents, and release any Lien granted by such Subsidiary thereunder, if such Person ceases to be a Subsidiary as a result of a transaction permitted hereunder, so long as the Borrower Agent shall have delivered to the Agent on or prior to the date of release a certificate of a Responsible Officer certifying that such transaction is permitted by this Agreement (and the Agent may rely conclusively on any such certificate, without further inquiry).

Upon request by the Agent at any time, the Required Lenders will confirm in writing the Agent's authority to release or subordinate its interest in particular types or items of property, or to release any Loan Party from its obligations under the Loan Documents pursuant to this Section 10.10.

10.11 Other Collateral Matters.

(a) Care of Collateral. The Agent shall have no obligation to assure that any Collateral exists or is owned by a Borrower, or is cared for, protected or insured, nor to assure that the Agent's Liens have been properly created, perfected or enforced, or are entitled to any particular priority, nor to exercise any duty of care with respect to any Collateral.

(b) Lenders as Agent For Perfection by Possession or Control. The Agent and Secured Parties appoint each Lender as agent (for the benefit of Secured Parties) for the purpose of perfecting Liens in any Collateral held or controlled by such Lender, to the extent such Liens are perfected by possession or control. If any Lender obtains possession or control of any Collateral, it shall notify the Agent thereof and, promptly upon the Agent's request, deliver such Collateral to the Agent or otherwise deal with it in accordance with the Agent's instructions.

(c) Reports. The Agent shall promptly forward to each Lender, when complete, copies of any Field Exam prepared by or for the Agent with respect to any Borrower or Collateral ("Report"). Each Lender agrees (a) that neither SPP nor the Agent makes any representation or warranty as to the accuracy or completeness of any Report, and shall not be liable for any information contained in or omitted from any Report; (b) that the Reports are not intended to be comprehensive audits or examinations, and that the Agent or any other Person performing any audit or examination will inspect only specific information regarding Obligations or the Collateral and will rely significantly upon Borrowers' books and records as well as upon representations of Borrowers' officers and employees; and (c) to keep all Reports confidential in accordance to the extent required by Section 11.07, and strictly for such Lender's internal use, and not to distribute any Report (or the contents thereof) to any Person (except to such Lender's Participants, attorneys and accountants) or use any Report in any manner other than administration of the Loans and other Obligations. Each Lender shall indemnify and hold harmless the Agent and any other Person preparing a Report from any action such Lender may take as a result of or any conclusion it may draw from any Report,

as well as from any claims arising as a direct or indirect result of the Agent furnishing a Report to such Lender.

10.12 [Reserved.]

10.13 ERISA Related Provisions.

(a) Each Lender (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Agent and its Affiliates, and not, for the avoidance of doubt, to or for the benefit of the Borrowers or any other Loan Party, that at least one of the following is and will be true:

(i) such Lender is not using "plan assets" (within the meaning of 29 CFR § 2510.3-101, as modified by Section 3(42) of ERISA) of one or more Benefit Plans in connection with the Loans,

(ii) the transaction exemption set forth in one or more PTEs, such as PTE 84-14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95-60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90-1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91-38 (a class exemption for certain transactions involving bank collective investment funds) or PTE 96-23 (a class exemption for certain transactions determined by in-house asset managers), is applicable with respect to such Lender's entrance into, participation in, administration of and performance of the Loans and this Agreement,

(iii) (A) such Lender is an investment fund managed by a "Qualified Professional Asset Manager" (within the meaning of Part VI of PTE 84-14), (B) such Qualified Professional Asset Manager made the investment decision on behalf of such Lender to enter into, participate in, administer and perform the Loans and this Agreement, (C) the entrance into, participation in, administration of and performance of the Loans and this Agreement satisfies the requirements of subsections (b) through (g) of Part I of PTE 84-14 and (D) to the best knowledge of such Lender, the requirements of subsection (a) of Part I of PTE 84-14 are satisfied with respect to such Lender's entrance into, participation in, administration of and performance of the Loans and this Agreement, or

(iv) such other representation, warranty and covenant as may be agreed in writing between the Agent, in its sole discretion, and such Lender.

(b) In addition, unless sub-clause (i) in the immediately preceding clause (a) is true with respect to a Lender or such Lender has not provided another representation, warranty and covenant as provided in sub-clause (iv) in the immediately preceding clause (a), such Lender further (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Agent and its Affiliates, and not, for the avoidance of doubt, to or for the benefit of the Borrowers or any other Loan Party, that:

(i) none of the Agent or any of its Affiliates is a fiduciary with respect to the assets of such Lender (including in connection with the reservation or exercise of any rights by the Agent under this Agreement, any Loan Document or any documents related to hereto or thereto),

(ii) the Person making the investment decision on behalf of such Lender with respect to the entrance into, participation in, administration of and performance of the Loans and this Agreement is independent (within the meaning of 29 CFR § 2510.3-21) and is a bank, an insurance carrier, an investment adviser, a broker-dealer or other person that holds, or has under management or control, total assets of at least $50 million, in each case as described in 29 CFR § 2510.3-21(c)(1)(i)(A)-(E),

(iii) the Person making the investment decision on behalf of such Lender with respect to the entrance into, participation in, administration of and performance of the Loans and this Agreement is capable of evaluating investment risks independently, both in general and with regard to particular transactions and investment strategies (including in respect of the Obligations),

(iv) the Person making the investment decision on behalf of such Lender with respect to the entrance into, participation in, administration of and performance of the Loans and this Agreement is a fiduciary under ERISA or the Code, or both, with respect to the Loans and this Agreement and is responsible for exercising independent judgment in evaluating the transactions hereunder, and

(v) no fee or other compensation is being paid directly to the Agent or any of its Affiliates for investment advice (as opposed to other services) in connection with the Loans or this Agreement.

The Agent hereby informs the Lenders that the Agent is not undertaking to provide impartial investment advice, or to give advice in a fiduciary capacity, in connection with the transactions contemplated hereby, and that such Person has a financial interest in the transactions contemplated hereby in that such Person or an Affiliate thereof (i) may receive interest or other payments with respect to the Loans and this Agreement, (ii) may recognize a gain if it extended the Loans for an amount less than the amount being paid for an interest in the Loans by such Lender or (iii) may receive fees or other payments in connection with the transactions contemplated hereby, the Loan Documents or otherwise, including structuring fees, commitment fees, arrangement fees, facility fees, upfront fees, underwriting fees, ticking fees, agency fees, administrative agent or collateral agent fees, utilization fees, minimum usage fees, letter of credit fees, fronting fees, deal-away or alternate transaction fees, amendment fees, processing fees, term out premiums, banker’s acceptance fees, breakage or other early termination fees or fees similar to the foregoing.

10.14 Recovery of Erroneous Payments. Notwithstanding anything to the contrary in this Agreement, if at any time the Agent determines (in its sole and absolute discretion) that it has made a payment hereunder in error to any Lender or any other Secured Party, whether or not in respect of an Obligation due and owing by any Borrower at such time, where such payment is a Rescindable Amount, then in any such event, each such Person receiving a Rescindable Amount severally agrees to repay to the Agent forthwith on demand the Rescindable Amount received by such Person in immediately available funds in the currency so received, with interest thereon, for each day from and including the date such Rescindable Amount is received by it to but excluding the date of payment to the Agent, at the greater of the Federal Funds Rate and a rate determined by the Agent in accordance with banking industry rules on interbank compensation. Each Lender and each other Secured Party irrevocably waives any and all defenses, including any “discharge for value” (under which a creditor might otherwise claim a right to retain funds mistakenly paid by a third party in respect of a debt owed by another), “good consideration”, “change of position” or similar defenses (whether at law or in equity) to its obligation to return any Rescindable Amount. The Agent shall inform each Lender and each other Secured Party that received a Rescindable Amount promptly upon determining that any payment made to such Person comprised, in whole or in part, a Rescindable Amount. Each Person’s obligations, agreements and waivers under this Section 10.14 shall

survive the resignation or replacement of the Agent, any transfer of rights or obligations by, or the replacement of, a Lender and/or the repayment, satisfaction or discharge of all Obligations (or any portion thereof) under any Loan Document.

ARTICLE XI
MISCELLANEOUS

11.01 Amendments, Etc.

(a) Subject to Section 3.03(b) above, no amendment or waiver of any provision of this Agreement or any other Loan Document, and no consent to any departure by the Borrowers or any Borrower therefrom, shall be effective unless in writing signed by the Required Lenders and the Borrowers or the applicable Borrower, as the case may be, and acknowledged by the Agent, and each such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given; provided, however, that no such amendment, waiver or consent shall:

(i) increase the Loan of any Lender without the written consent of such Lender;

(ii) postpone any date fixed by this Agreement or any other Loan Document for any payment (but excluding the delay or waiver of any mandatory prepayment) of principal, interest, fees or other amounts due to the Lenders (or any of them), including the Maturity Date, hereunder or under any other Loan Document, in each case without the written consent of each Lender directly affected thereby;

(iii) reduce the principal of, or the rate of interest specified herein on, any Loan, or reduce any fees or other amounts payable hereunder or under any other Loan Document, without the written consent of each Lender directly affected thereby; provided, however, that only the consent of the Required Lenders shall be necessary (A) to amend the definition of "Default Rate" (so long as such amendment does not result in the Default Rate being lower than the Stated Rate) or to waive any obligation of the Borrowers to pay interest at the Default Rate or (B) to amend any financial covenant hereunder (or any defined term used therein);

(iv) change (i) Section 2.13(f) or Section 2.13 in a manner that would alter the pro rata sharing of payments required thereby or (ii) Section 9.03, in each case without the written consent of each Lender directly affected thereby;

(v) change (i) any provision of this Section or the definition of "Required Lenders" or any other provision hereof specifying the number or percentage of Lenders required to amend, waive or otherwise modify any rights hereunder or make any determination or grant any consent hereunder, without the written consent of each Lender, (ii) the definition of "Required Lenders" without the written consent of each Lender, or (iii) the provisions of Section 4.01 or 4.03(c) with respect to Flood Documentation, in each case without the written consent of each Lender.

(vi) release any material Borrower from this Agreement or any material Security Instrument to which it is a party without the written consent of each Lender, except to the extent such Borrower is the subject of a Disposition permitted by Section 8.05 (in which case such release may be made by the Agent acting alone);

(vii) release all or any material part of the Collateral without the written consent of each Lender except (A) with respect to Dispositions and releases of Collateral permitted or required hereunder (including pursuant to Section 8.05) or under the Security Agreement or (B) to the extent

required pursuant to the terms of any Intercreditor Agreement (in which case such release may be made by the Agent acting alone);

(viii) subordinate any Lien of the Agent on all or any material part of the Collateral to the holder of any other Lien on such property without the written consent of each Lender, except with respect to (A) subordination of such Liens to Liens permitted pursuant to Section 8.02(i) and (B) subordination of such Liens to other Liens on Collateral (other than Accounts) with an aggregate book value not to exceed $250,000; or

(ix) without the prior written consent of each Lender, impose any materially greater restriction on the ability of any Lender to assign any of its rights or obligations hereunder.

(b) In addition to the foregoing, (i) no amendment, waiver or consent shall, unless in writing and signed by the Agent in addition to the Lenders required above, affect the rights or duties of the Agent under this Agreement or any other Loan Document; and (ii) the Agent and the Borrowers shall be permitted to amend any provision of the Loan Documents (and such amendment shall become effective without any further action or consent of any other party to any Loan Document) if the Agent and the Borrower shall have jointly identified an obvious error or any error or omission of a technical or immaterial nature in any such provision.

(c) [Reserved].

(d) If any Lender does not consent (a "Non-Consenting Lender") to a proposed amendment, waiver, consent or release with respect to any Loan Document that requires the consent of each Lender and that has been approved by the Required Lenders, the Borrowers may replace such Non-Consenting Lender in accordance with Section 11.13; provided that such amendment, waiver, consent or release can be effected as a result of the assignment contemplated by such Section (together with all other such assignments required by the Borrowers to be made pursuant to this paragraph).

(e) No Loan Party will, directly or indirectly, pay any remuneration or other thing of value, whether by way of additional interest, fee or otherwise, to any Lender or its Affiliates as consideration for agreement by such Lender to any amendment, waiver, consent or release with respect to any Loan Document, unless such remuneration or value is concurrently paid, on the same terms, on a ratable basis to all Lenders providing their agreement. Notwithstanding the terms of this Agreement or any amendment, waiver, consent or release with respect to any Loan Document, Non-Consenting Lenders shall not be entitled to receive any fees or other compensation paid to the Lenders in connection with any amendment, waiver, consent or release approved in accordance with the terms of this Agreement by the Required Lenders.

(f) IN NO EVENT SHALL THE REQUIRED LENDERS, WITHOUT THE PRIOR WRITTEN CONSENT OF EACH LENDER, DIRECT THE AGENT TO ACCELERATE AND DEMAND PAYMENT OF THE LOANS HELD BY ONE LENDER WITHOUT ACCELERATING AND DEMANDING PAYMENT OF ALL OTHER LOANS OR TO TERMINATE THE COMMITMENTS OF ONE OR MORE LENDERS WITHOUT TERMINATING THE COMMITMENTS OF ALL LENDERS. EACH LENDER AGREES THAT, EXCEPT AS OTHERWISE PROVIDED IN ANY OF THE LOAN DOCUMENTS AND WITHOUT THE PRIOR WRITTEN CONSENT OF THE REQUIRED LENDERS, IT WILL NOT TAKE ANY LEGAL ACTION OR INSTITUTE ANY ACTION OR PROCEEDING AGAINST ANY LOAN PARTY WITH RESPECT TO ANY OF THE OBLIGATIONS OR COLLATERAL, OR ACCELERATE OR OTHERWISE ENFORCE ITS PORTION OF THE OBLIGATIONS. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, NO LENDER MAY EXERCISE ANY RIGHT THAT IT MIGHT OTHERWISE HAVE UNDER APPLICABLE LAW

TO CREDIT BID AT FORECLOSURE SALES, UNIFORM COMMERCIAL CODE SALES OR OTHER SIMILAR SALES OR DISPOSITIONS OF ANY OF THE COLLATERAL EXCEPT AS AUTHORIZED BY THE REQUIRED LENDERS. NOTWITHSTANDING ANYTHING TO THE CONTRARY SET FORTH IN THIS SECTION OR ELSEWHERE HEREIN, EACH LENDER SHALL BE AUTHORIZED TO TAKE SUCH ACTION TO PRESERVE OR ENFORCE ITS RIGHTS AGAINST ANY LOAN PARTY WHERE A DEADLINE OR LIMITATION PERIOD IS OTHERWISE APPLICABLE AND WOULD, ABSENT THE TAKING OF SPECIFIED ACTION, BAR THE ENFORCEMENT OF OBLIGATIONS HELD BY SUCH LENDER AGAINST SUCH LOAN PARTY, INCLUDING THE FILING OF PROOFS OF CLAIM IN ANY INSOLVENCY PROCEEDING.

11.02 Notices; Effectiveness; Electronic Communication.

(a) **Notices Generally.** Except in the case of notices and other communications expressly permitted to be given by telephone or in the case of notices otherwise expressly provided herein (and except as provided in subsection (b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier or electronic mail as follows, and all notices and other communications expressly permitted hereunder to be given by telephone shall be made to the applicable telephone number, as follows:

(i) if to a Loan Party or the Agent, to the address, telecopier number, electronic mail address or telephone number specified for such Person on Schedule 11.02, as changed pursuant to subsection (d) below; and

(ii) if to any other Lender, to the address, telecopier number, electronic mail address or telephone number specified in its Administrative Questionnaire, as changed pursuant to subsection (d) below (including, as appropriate, notices delivered solely to the Person designated by a Lender on its Administrative Questionnaire then in effect for the delivery of notices that may contain material non-public information relating to the Borrowers).

Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by telecopier shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next business day for the recipient). Notices delivered through electronic communications to the extent provided in subsection (b) below, shall be effective as provided in such subsection (b).

(b) Electronic Communications. Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Agent. The Agent or the Borrowers may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications.

Unless the Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender's receipt of an acknowledgement from the intended recipient (such as by the "return receipt requested" function, as available, return e-mail or other written acknowledgement), provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient

at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

(c) [Reserved].

(d) Change of Address, Etc. Each of the Borrowers and the Agent may change its address, telecopier or telephone number for notices and other communications hereunder by notice to the other parties hereto. Each other Lender may change its address, telecopier or telephone number for notices and other communications hereunder by notice to the Borrower Agent and the Agent. In addition, each Lender agrees to notify the Agent from time to time to ensure that the Agent has on record (i) an effective address, contact name, telephone number, telecopier number and electronic mail address to which notices and other communications may be sent and (ii) accurate wire instructions for such Lender.

(e) Reliance by Agent and Lenders. The Agent and the Lenders shall be entitled to rely and act upon any notices purportedly given by or on behalf of the Borrowers even if (i) such notices were not made in a manner specified herein, were incomplete or were not preceded or followed by any other form of notice specified herein, or (ii) the terms thereof, as understood by the recipient, varied from any confirmation thereof. The Borrowers shall indemnify the Agent each Lender and the Related Parties of each of them from all losses, actual out-of-pocket costs, expenses and liabilities resulting from the reliance by such Person on each notice purportedly given by or on behalf of the Borrowers. All telephonic notices to and other telephonic communications with the Agent may be recorded by the Agent, and each of the parties hereto hereby consents to such recording.

11.03 No Waiver; Cumulative Remedies. No failure by any Lender or the Agent to exercise, and no delay by any such Person in exercising, any right, remedy, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

Notwithstanding anything to the contrary contained herein or in any other Loan Document, the authority to enforce rights and remedies hereunder and under the other Loan Documents against the Borrowers or any other Loan Party or any of them (including enforcement action with respect to any Collateral) shall be vested exclusively in, and all actions and proceedings at law in connection with such enforcement shall be instituted and maintained exclusively by, the Agent in accordance with Section 9.02 for the benefit of all the Secured Parties; provided, however, that the foregoing shall not prohibit (a) the Agent from exercising on its own behalf the rights and remedies that inure to its benefit (solely in its capacity as Agent) hereunder and under the other Loan Documents, (b) any Lender from exercising setoff rights in accordance with Section 11.08 (subject to the terms of Section 2.14), or (c) any Lender from filing proofs of claim or appearing and filing pleadings on its own behalf during the pendency of a proceeding relative to any Borrower under any Debtor Relief Law but only to the extent the Agent shall have failed to do so within a reasonable time after notice; and provided further, that if at any time there is no Person acting as Agent hereunder and under the other Loan Documents, then (i) the Required Lenders shall have the rights otherwise ascribed to the Agent pursuant to Section 9.02 and (ii) in addition to the matters set forth in clauses (b), (c) and (d) of the preceding proviso and subject to Section 2.14, any Lender may, with the consent of the Required Lenders, enforce any rights and remedies available to it and as authorized by the Required Lenders.

11.04 Expenses; Indemnity; Damage Waiver.

(a) Costs and Expenses. The Borrowers shall pay (i) all reasonable out-of-pocket expenses (including any Extraordinary Expenses) incurred by the Agent and its Affiliates, (A) in connection with this Agreement and the other Loan Documents, including without limitation the reasonable fees, charges and out-of-pocket disbursements of (1) counsel for the Agent, (2) outside consultants for the Agent, (3) appraisers, (4) Field Exams as limited herein, (5) all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of the Obligations, and (6) environmental site assessments, (B) in connection with (1) the syndication of the credit facilities provided for herein, (2) the preparation, negotiation, administration, management, execution and delivery of this Agreement and the other Loan Documents or any amendments, modifications or waivers of the provisions thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), (3) the enforcement or protection of their rights in connection with this Agreement or the Loan Documents or efforts to preserve, protect, collect, or enforce the Collateral, or (4) any workout, restructuring or negotiations in respect of any Obligations, and (ii) all reasonable out-of-pocket expenses incurred by the Secured Parties who are not the Agent or any of its Affiliates, after the occurrence and during the continuance of an Event of Default; provided, that, such Secured Parties shall be entitled to reimbursement for no more than one counsel representing all such Secured Parties (absent a conflict of interest in which case the Secured Parties may engage and be reimbursed for additional counsel)] (the foregoing, collectively being referred to as "Secured Party Expenses"). In addition to and without limiting the generality of the foregoing, subject to the Payment Condition (as defined in the ABL Intercreditor Agreement), the Borrowers shall pay to the Agent's counsel, monthly and on or before the first day of each calendar month which occurs after the Restatement Closing Date, reasonable fees, charges and out-of-pocket disbursements of counsel for the Agent incurred in connection with the Existing Loan Agreement in an amount of at least $100,000 per month (the "Legal Expenses Minimum Monthly Payment") until all such fees, charges and out-of-pocket disbursements have been paid in full.

(b) Indemnification by the Borrowers. Each Loan Party shall indemnify the Agent (and any sub-agent thereof), each other Secured Party, and each Related Party of any of the foregoing Persons (each such Person being called an "Indemnitee") against, and hold harmless each Indemnitee from, any and all losses, claims, damages, liabilities and related actual out-of-pocket expenses (including the reasonable fees, charges and disbursements of any counsel for any Indemnitee), incurred by any Indemnitee or asserted against any Indemnitee by any third party or by the Borrowers or any other Loan Party arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto of their respective obligations hereunder or thereunder, the consummation of the transactions contemplated hereby or thereby or, in the case of the Agent (and any sub-agent thereof) and its Related Parties only, the administration of this Agreement and the other Loan Documents (including in respect of any matters addressed in Section 3.01), (ii) any Loan or the use or proposed use of the proceeds therefrom, (iii) any actual presence or release of Hazardous Materials on or from any property owned or operated by any Loan Party or any of its Subsidiaries, or any Environmental Liability related in any way to any Loan Party or any of its Subsidiaries, (iv) any claims of, or amounts paid by any Secured Party to, a Controlled Account Bank or other Person which has entered into a control agreement with any Secured Party hereunder or (v) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by the Borrowers or any other Loan Party, and regardless of whether any Indemnitee is a party thereto; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final and non-appealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee.

(c) Indemnification of Agent by Lenders. To the extent that (i) the Loan Parties for any reason fail to indefeasibly pay any amount required under subsection (a) or (b) of this Section to be paid by it, or (ii) any liabilities, losses, damages, penalties, actions, judgments, suits, actual out-of-pocket costs, expenses or disbursements of any kind or nature whatsoever are be imposed on, incurred by, or asserted against, Agent or a Related Party (an "Agent Indemnitee") in any way relating to or arising out of this Agreement or any other Loan Document or any action taken or omitted to be taken by any Agent Indemnitee in connection therewith (collectively, "Agent Indemnitee Liabilities"), then each Lender severally agrees to pay to the Agent for the benefit of such Agent Indemnitee, such Lender's Ratable Share (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such Agent Indemnitee Liabilities, so long as the Agent Indemnitee Liabilities were incurred by or asserted against the Agent (or any such sub-agent) in its capacity as such, or against any Related Party of any of the foregoing acting for the Agent (or any such sub-agent) in connection with such capacity. The obligations of the Lenders under this subsection (c) are subject to the provisions of Section 2.12(d). In no event shall any Lender have any obligation hereunder to indemnify or hold harmless an Agent Indemnitee with respect to any Agent Indemnitee Liabilities that are determined in a final, non-appealable judgment by a court of competent jurisdiction to result from the gross negligence or willful misconduct of such Agent Indemnitee. In the Agent's discretion, it may reserve for any Agent Indemnitee Liabilities of an Agent Indemnitee, and may satisfy any judgment, order or settlement relating thereto, from proceeds of Collateral prior to making any distribution of Collateral proceeds to the Secured Parties. If the Agent is sued by any creditor representative, debtor-in-possession or other Person for any alleged preference or fraudulent transfer, then any monies paid by the Agent in settlement or satisfaction of such proceeding, together with all interest, actual out-of-pocket costs and expenses (including reasonable attorneys' fees) incurred in the defense of same, shall be promptly reimbursed to the Agent by each Lender to the extent of its Ratable Share thereof.

(d) Waiver of Consequential Damages, Etc. To the fullest extent permitted by applicable Law, the Loan Parties shall not assert, and hereby waive, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, any Loan or the use of the proceeds thereof. No Indemnitee referred to in subsection (b) above shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby.

(e) Payments. All amounts due under this Section shall be payable not later than ten (10) Business Days after demand therefor.

(f) Survival. The agreements in this Section shall survive the resignation of the Agent, the replacement of any Lender and the occurrence of the Facility Termination Date.

11.05 Marshalling; Payments Set Aside. None of the Agent or Lenders shall be under any obligation to marshal any assets in favor of any Loan Party or against any Obligations. To the extent that any payment by or on behalf of any Loan Party is made to a Secured Party, or a Secured Party exercises its right of setoff, and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by such Secured Party in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under any Debtor Relief Law or otherwise, then (a) to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such setoff had not occurred, and (b) each Lender severally agrees to pay to the Agent upon demand its applicable share (without duplication) of any amount so recovered from or repaid by the Agent, plus interest thereon from the date of

such demand to the date such payment is made at a rate per annum equal to the applicable Overnight Rate, in the applicable currency of such recovery or payment. The obligations of the Lenders under clause (b) of the preceding sentence shall survive the occurrence of the Facility Termination Date.

11.06 Successors and Assigns.

(a) Successors and Assigns Generally. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that no Loan Party may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Agent and each Lender and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an Eligible Assignee in accordance with the provisions of subsection (b) of this Section, (ii) by way of participation in accordance with the provisions of subsection (d) of this Section, or (iii) by way of pledge or assignment of a security interest subject to the restrictions of subsection (f) of this Section (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in subsection (d) of this Section and, to the extent expressly contemplated hereby, the Related Parties of each of the Secured Parties) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b) Assignments by Lenders. Any Lender may at any time assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of the Loans at the time owing to it); provided that any such assignment shall be subject to the following conditions:

(i) Minimum Amounts. Except in the case of (A) an assignment of the entire remaining amount of the Loans at the time owing to the assigning Lender or (B) an assignment to a Lender, an Affiliate of a Lender or an Approved Fund, the aggregate amount of the principal outstanding balance of the Loans of the assigning Lender subject to each such assignment, determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Agent or, if "Trade Date" is specified in the Assignment and Assumption, as of the Trade Date, shall not be less than $1,000,000, unless each of (x) the Agent, and (y) so long as no Event of Default has occurred and is continuing, the Borrower Agent otherwise consents (such consent not to be unreasonably withheld or delayed); provided, however, that concurrent assignments to members of an assignee group and concurrent assignments from members of an assignee group to a single Eligible Assignee (or to an Eligible Assignee and members of its assignee group) will be treated as a single assignment for purposes of determining whether such minimum amount has been met.

(ii) Proportionate Amounts. Each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender's rights and obligations under this Agreement with respect to the Loans assigned.

(iii) Required Consents. No consent shall be required for any assignment to an Eligible Assignee except to the extent required by subsection (b)(i)(B) of this Section; provided that the Borrower Agent shall be deemed to have given the consent required in the definition of "Eligible Assignee" to such assignment if Borrower Agent has not, on behalf of all Borrowers, responded in writing within ten (10) Business Days of a request for consent.

(iv) Assignment and Assumption. The parties to each assignment shall execute and deliver to the Agent an Assignment and Assumption. The assignee, if it is not a Lender, shall deliver to the Agent an Administrative Questionnaire.

(v) No Assignment to Certain Persons. No such assignment shall be made (A) to any Loan Party or Subsidiary or Affiliate thereof or (B) to a natural person.

(vi) [Reserved].

(vii) Subject to acceptance and recording thereof by the Agent pursuant to subsection (c) of this Section, from and after the effective date specified in each Assignment and Assumption, the assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 3.01, 3.04, 3.05 and 11.04 with respect to facts and circumstances occurring prior to the effective date of such assignment). Upon request, Borrowers (at their own expense) shall execute and deliver a Note to the assignee Lender. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this subsection shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 11.06(d).

(c) Register. The Agent, acting solely for this purpose as an agent of the Borrowers (and such agency being solely for tax purposes) (in such capacity, subject to Section 11.17), shall maintain at the Agent's Office a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders and principal amounts of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the "Register"). The entries in the Register shall be conclusive, and the Borrowers, the Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower Agent and any Lender at any reasonable time and from time to time upon reasonable prior notice. In addition, at any time that a request for a consent for a material or substantive change to the Loan Documents is pending, any Lender may request and receive from the Agent a copy of the Register.

(d) Participations. Any Lender may at any time, without the consent of, or notice to, any Borrower or the Agent, sell participations to any Person (other than a natural person or any Loan Party or Subsidiary or Affiliate thereof) (each, a "Participant") in all or a portion of such Lender's rights and/or obligations under this Agreement (including all or a portion of the Loans owing to it); provided that (i) such Lender's obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrowers, the Agent and the Lenders shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement.

Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, waiver or other modification described in the first proviso to Section 11.01 that affects such Participant. Subject to subsection (e) of this Section, the Borrowers agree that each Participant shall be entitled to the

benefits of Sections 3.01, 3.04 and 3.05 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to subsection (b) of this Section. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 11.08 as though it were a Lender, provided such Participant agrees to be subject to Section 2.13 as though it were a Lender.

If any Lender (or any assignee thereof) sells a participation, such Lender (or such assignee) shall, acting solely for this purpose as an agent of the Borrowers, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant's interest in the Loans or other obligations under the Loan Documents (the "Participant Register"); provided that no Lender (nor any assignee thereof) shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant's interest in any commitments, loans, letters of credit or its other obligations under any Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender (or such assignee) shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Agent (in its capacity as Agent) shall have no responsibility for maintaining a Participant Register.

(e) Limitations upon Participant Rights. A Participant shall not be entitled to receive any greater payment under Section 3.01 or 3.04 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower Agent's prior written consent. A Participant that would be a Foreign Lender if it were a Lender shall not be entitled to the benefits of Section 3.01 unless the Borrower Agent is notified of the participation sold to such Participant and such Participant agrees, for the benefit of the Borrowers, to comply with Section 3.01(e) as though it were a Lender.

(f) Certain Pledges. Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement (including under its Note, if any) to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank; provided that no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

(g) Electronic Execution of Assignments. The words "execution," "signed," "signature," and words of like import in any Assignment and Assumption shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable Law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

11.07 Treatment of Certain Information; Confidentiality. Each of the Secured Parties agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its Affiliates and to its and its Affiliates' respective partners, directors, trustees, officers, employees, agents, advisors and representatives (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority, such as the National Association of Insurance Commissioners), (c) to the extent required by applicable Laws or regulations or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder

or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to the Borrowers and their obligations, (g) with the consent of the Borrower Agent or (h) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section or (y) becomes available to the Secured Parties or any of their respective Affiliates on a nonconfidential basis from a source other than the Loan Parties that is not known to be subject to a confidentiality obligation to the Loan Parties or (z) is independently discovered or developed by a party hereto without utilizing any Information received from a Loan Party or violating the terms of this Section; or to the extent required by a potential or actual insurer or reinsurer in connection with providing insurance, reinsurance or credit risk mitigation coverage under which payments are to be made or may be made by reference to this Agreement.

For purposes of this Section, "Information" means all information received from any Loan Party or any Subsidiary relating to a Loan Party or any Subsidiary or any of their respective businesses, other than any such information that is available to any Secured Party on a nonconfidential basis prior to disclosure by a Loan Party or any Subsidiary, provided that, in the case of information received from a Loan Party or any Subsidiary after the date hereof, any information not marked "PUBLIC" at the time of delivery will be deemed to be confidential; provided that any information marked "PUBLIC" may also be marked "Confidential". Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

Each of the Secured Parties acknowledges that (a) the Information may include material non-public information concerning a Loan Party or a Subsidiary, as the case may be, (b) it has developed compliance procedures regarding the use of material non-public information and (c) it will handle such material non-public information in accordance with applicable Law, including federal and state securities Laws.

Each of the Loan Parties hereby authorizes the Agent to publish the name of any Loan Party and the amount of the credit facility provided hereunder in any "tombstone" or comparable advertisement which the Agent elects to publish. The Agent reserves the right to provide to industry trade organizations information necessary and customary for inclusion in league table measurements. In addition to the foregoing, the Agent shall be permitted to issue press releases and other announcements, subject to the prior review and approval of the Borrower Agent (such approval not to be unreasonably withheld or delayed).

11.08 Right of Setoff. If an Event of Default shall have occurred and is continuing, each Lender and each of their respective Affiliates is hereby authorized at any time and from time to time, only after obtaining the prior written consent of the Agent, to the fullest extent permitted by applicable Law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Lender or any such Affiliate to or for the credit or the account of the Borrowers against any and all of the obligations of the Borrowers now or hereafter existing under this Agreement or any other Loan Document to such Lender, irrespective of whether or not such Lender shall have made any demand under this Agreement or any other Loan Document and although such obligations of the Borrowers may be contingent or unmatured or are owed to a branch or office of such Lender different from the branch or office holding such deposit or obligated on such indebtedness. The rights of each Lender and their respective Affiliates under this Section are in addition to other rights and remedies (including other rights of setoff) that such Lender or such Affiliates may have. Each Lender agrees to notify the Borrower Agent and the Agent promptly after

any such setoff and application, provided that the failure to give such notice shall not affect the validity of such setoff and application.

11.09 Interest Rate Limitation. Notwithstanding anything to the contrary contained in any Loan Document, the interest paid or agreed to be paid under the Loan Documents shall not exceed the maximum rate of non-usurious interest permitted by applicable Law (the "Maximum Rate"). If the Agent or any Lender shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the principal of the Loans or, if it exceeds such unpaid principal, refunded to the Borrowers. In determining whether the interest contracted for, charged, or received by the Agent or a Lender exceeds the Maximum Rate, such Person may, to the extent permitted by applicable Law, (a) characterize any payment that is not principal as an expense, fee, or premium rather than interest, and (b) exclude voluntary prepayments and the effects thereof.

11.10 Integration; Effectiveness. This Agreement and the other Loan Documents constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Section 5.01, this Agreement shall become effective when it shall have been executed by the Agent and when the Agent shall have received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto.

11.11 Survival. All representations and warranties made hereunder and in any other Loan Document or other document delivered pursuant hereto or thereto or in connection herewith or therewith shall survive the execution and delivery hereof and thereof. Such representations and warranties have been or will be relied upon by the Secured Parties, regardless of any investigation made by any Secured Party or on their behalf and notwithstanding that any Secured Party may have had notice or knowledge of any Default at the time of the making of any Loan hereunder, and shall continue in full force and effect as long as any Loan or any other Obligation hereunder shall remain unpaid or unsatisfied.

Further, the provisions of Sections 3.01, 3.04and 11.04 and Article X shall survive and remain in full force and effect regardless of the repayment of the Obligations or the termination of this Agreement or any provision hereof. In connection with the termination of this Agreement and the release and termination of the security interests in the Collateral, the Agent may require such indemnities and collateral security as they shall reasonably deem necessary or appropriate to protect the Secured Parties against loss on account of credits previously applied to the Obligations that may subsequently be reversed or revoked.

11.12 Severability. If any provision of this Agreement or the other Loan Documents is held to be illegal, invalid or unenforceable, (a) the legality, validity and enforceability of the remaining provisions of this Agreement and the other Loan Documents shall not be affected or impaired thereby and (b) the parties shall endeavor in good faith negotiations to replace the illegal, invalid or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the illegal, invalid or unenforceable provisions. The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

11.13 Replacement of Lenders. If any Lender requests compensation under Section 3.04, if the Borrowers are required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.01 or if any Lender fails to approve any amendment, waiver or consent requested by Borrower Agent pursuant to Section 11.01 that has received the written approval of not less than the Required Lenders but also requires the approval of such Lender, then in each such case the Borrower Agent may, at its sole expense and effort, upon notice to such Lender and the Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 11.06), all of its interests, rights and obligations under this

Agreement and the related Loan Documents to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment), provided that:

(a) the Borrower Agent shall have paid to the Agent the assignment fee specified in Section 11.06(b);

(b) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents (including any amounts under Section 3.05) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower Agent (in the case of all other amounts);

(c) in the case of any such assignment resulting from a claim for compensation under Section 3.04 or payments required to be made pursuant to Section 3.01, such assignment will result in a reduction in such compensation or payments thereafter;

(d) in the case of any such assignment resulting from the refusal of a Lender to approve a requested amendment, waiver or consent, the Person to whom such assignment is being made has agreed to approve such requested amendment, waiver or consent; and

(e) such assignment does not conflict with applicable Laws.

A Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrowers to require such assignment and delegation cease to apply.

11.14 Governing Law; Jurisdiction; Etc.

(a) THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

(b) EACH LOAN PARTY IRREVOCABLY AND UNCONDITIONALLY SUBMITS, FOR ITSELF AND ITS PROPERTY, TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK SITTING IN NEW YORK COUNTY AND OF THE UNITED STATES DISTRICT COURT OF THE SOUTHERN DISTRICT OF NEW YORK, AND ANY APPELLATE COURT FROM ANY THEREOF, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT, OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT, AND EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH NEW YORK STATE COURT OR, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, IN SUCH FEDERAL COURT. EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. NOTHING IN THIS AGREEMENT OR IN ANY OTHER LOAN DOCUMENT SHALL AFFECT ANY RIGHT THAT THE AGENT OR ANY LENDER MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT AGAINST THE BORROWERS OR THEIR PROPERTIES IN THE COURTS OF ANY JURISDICTION.

(c) EACH LOAN PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT IN ANY COURT REFERRED TO IN PARAGRAPH (B) OF THIS SECTION. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT. EACH PARTY HERETO HEREBY WAIVES, TO THE MAXIMUM EXTENT NOT PROHIBITED BY LAW, ANY RIGHT THAT IT MAY HAVE TO CLAIM OR RECOVER IN ANY LEGAL ACTION OR PROCEEDING REFERRED TO IN THIS SECTION 11.14 ANY SPECIAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES.

(d) EACH PARTY HERETO IRREVOCABLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 11.02. NOTHING IN THIS AGREEMENT WILL AFFECT THE RIGHT OF ANY PARTY HERETO TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.

11.15 Waiver of Jury Trial. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

11.16 Electronic Execution; Electronic Records; Counterparts. This Agreement, any Loan Document, any Assignment and Assumption and any other Communication, including Communications required to be in writing, may be in the form of an Electronic Record and may be executed using Electronic Signatures. Each of the Loan Parties, the Agent and each Lender agrees that any Electronic Signature of such Person on or associated with any Communication shall be valid and binding on such Person to the same extent as a manual, original signature, and that any Communication entered into by Electronic Signature, will constitute the legal, valid and binding obligation of such Person enforceable against such Person in accordance with the terms thereof to the same extent as if a manually executed original signature was delivered. Any Communication may be executed in as many counterparts as necessary or convenient, including both paper and electronic counterparts, but all such counterparts are one and the same Communication. For the avoidance of doubt, the authorization under this paragraph may include, without limitation, use or acceptance of a manually signed paper Communication which has been converted into electronic form (such as scanned into PDF format), or an electronically signed Communication converted into another format, for transmission, delivery and/or retention. The Agent and each Lender may, at its option, create one or more copies of any Communication in the form of an imaged Electronic Record ("*Electronic Copy*"), which shall be deemed created in the ordinary course of such Person's business, and destroy the original paper document. All Communications in the form of an Electronic Record, including an Electronic Copy, shall be considered an original for all purposes, and shall have the same legal effect, validity and enforceability as a paper record. Notwithstanding anything contained herein to the contrary, neither the Agent nor any Lender is under any obligation to accept an Electronic Signature in any form or

in any format unless expressly agreed to by such Person pursuant to procedures approved by it; provided, further, without limiting the foregoing, (a) to the extent the Agent or any Lender has agreed to accept such Electronic Signature, the Agent and each of the Lenders shall be entitled to rely on any such Electronic Signature purportedly given by or on behalf of any Loan Party and/or any Lender without further verification and (b) upon the request of the Agent or any Lender, any Electronic Signature shall be promptly followed by such manually executed counterpart.

Each of the Loan Parties and each Lender hereby waives (i) any argument, defense or right to contest the legal effect, validity or enforceability of this Agreement, any other Loan Document or any Communication based solely on the lack of paper original copies of this Agreement, such other Loan Document or such Communication, and (ii) waives any claim against the Agent, each Lender and each of their Related Parties for any liabilities arising solely from the Agent's and/or any Lender's reliance on or use of Electronic Signatures, including any liabilities arising as a result of the failure of the Loan Parties to use any available security measures in connection with the execution, delivery or transmission of any Electronic Signature.

11.17 USA PATRIOT Act Notice. Each Lender that is subject to the PATRIOT Act and the Agent (for itself and not on behalf of any Lender) hereby notifies the Borrowers that pursuant to the requirements of the PATRIOT Act, it is required to obtain, verify and record information that identifies the Borrowers, which information includes the name and address of the Borrowers and other information that will allow such Lender or the Agent, as applicable, to identify the Borrowers in accordance with the PATRIOT Act.

11.18 No Advisory or Fiduciary Responsibility. In connection with all aspects of each transaction contemplated hereby (including in connection with any amendment, waiver or other modification hereof or of any other Loan Document), each Loan Party acknowledges and agrees, and acknowledges its Affiliates' understanding, that: (i) (A) the arranging and other services regarding this Agreement provided by the Secured Parties are arm's-length commercial transactions between each Loan Party, on the one hand, and the Secured Parties, on the other hand, (B) each Loan Party has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate, and (C) each Loan Party is capable of evaluating, and understands and accepts, the terms, risks and conditions of the transactions contemplated hereby and by the other Loan Documents; (ii) (A) each Secured Party is and has been acting solely as a principal and, except as expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for any Loan Party or any of its Affiliates or any other Person and (B) no Secured Party has any obligation to any Loan Party or any of its Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Loan Documents, (iii) the Secured Parties may be engaged in a broad range of transactions that involve interests that differ from those of the Loan Parties and their Affiliates, and no Secured Party has any obligation to disclose any of such interests to any Loan Party or its Affiliates and (iv) the Secured Parties have not provided and will not provide any legal, accounting, regulatory or tax advice with respect to any of the transactions contemplated hereby (including any amendment, waiver or other modification hereof or of any other Loan Document) and each of the Loan Parties has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate. To the fullest extent permitted by law, each Loan Party hereby waives and releases any claims that it may have against any Secured Party with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated hereby.

11.19 Attachments. The exhibits, schedules and annexes attached to this Agreement are incorporated herein and shall be considered a part of this Agreement for the purposes stated herein; except, that, in the event of any conflict between any of the provisions of such exhibits and the provisions of this Agreement, the provisions of this Agreement shall prevail.

11.20 Acknowledgement and Consent to Bail-In of Affected Financial Institutions. Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of a Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a) the application of any Write-Down and Conversion Powers by a Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and

(b) the effects of any Bail-In Action on any such liability, including, if applicable:

(i) a reduction in full or in part or cancellation of any such liability;

(ii) a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii) the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of any Resolution Authority.

11.21 Amendment and Restatement. The Borrowers, the Lenders and the Agent agree that, upon (i) the execution and delivery of this Agreement by each of the parties hereto and (ii) satisfaction (or waiver by the aforementioned parties) of the conditions precedent set forth in Section 5.01, the terms and provisions of the Existing Loan Agreement shall be and hereby are amended, superseded and restated in their entirety by the terms and provisions of this Agreement. This Agreement is not intended to and shall not constitute a novation, payment and reborrowing or termination of the Obligations under the Existing Loan Agreement and the other Loan Documents as in effect prior to the Restatement Closing Date or the Indebtedness created thereunder. All "Loans" made and "Obligations" incurred under (and defined in) the Existing Loan Agreement which are outstanding on the Restatement Closing Date shall constitute Loans and Obligations, respectively, under (and shall be governed by the terms and provisions of) this Agreement and the other Loan Documents. The obligations of the Agent or any Lender that is a party to the Existing Loan Agreement shall, on the Restatement Closing Date, automatically be deemed amended such that its only obligations shall be those hereunder. Without limiting the foregoing, upon the effectiveness hereof: (a) all references in the "Loan Documents" (as defined in the Existing Loan Agreement) to the "Agreement" and the "Loan Documents" shall be deemed to refer to this Agreement and the Loan Documents and (b) all indebtedness or other obligations constituting "Obligations" under the Existing Loan Agreement shall constitute and continue as Obligations under this Agreement and the other Loan Documents.

11.22 Release. **In order to induce the Agent and the Lenders to enter into this Agreement, the Borrowers as of the Restatement Closing Date (a) represent and warrant to the Agent and the Lenders that no events have taken place and no circumstances exist at the date hereof which would give the Borrowers or their Affiliates the right to assert a defense, offset or counterclaim to any claim by the Agent or any Lender for payment or performance of the Obligations and (b) hereby releases and forever discharges the Agent and each Lender and each of their respective successors, assigns, directors, officers, agents and employees from any and all actions, causes of action, suits, proceedings, debts, sums of money, covenants, contracts, controversies, claims and demands, at law or in equity, which any Borrower ever had or now has against the Agent or such Lender or any of their respective**

successors, assigns, directors, officers, agents or employees by virtue of their relationship to the Borrower in connection with this Agreement, the Loan Documents and the transactions related thereto.

ARTICLE XII
CONTINUING GUARANTY

12.01 Guaranty. Each Guarantor hereby absolutely and unconditionally guarantees, as a guaranty of payment and performance and not merely as a guaranty of collection, prompt payment when due, whether at stated maturity, by required prepayment, upon acceleration, demand or otherwise, and at all times thereafter, of any and all of the Obligations, whether for principal, interest, premiums, fees, indemnities, damages, costs, actual out-of-pocket expenses or otherwise, of the Borrowers to the Secured Parties, arising hereunder or under any other Loan Document (including all renewals, extensions, amendments, refinancings and other modifications thereof and all costs, reasonable attorneys' fees and actual out-of-pocket expenses incurred by the Secured Parties in connection with the collection or enforcement thereof) (the "Guarantied Obligations"). The Agent's books and records showing the amount of the Guarantied Obligations shall be admissible in evidence in any action or proceeding, and shall be binding upon each Guarantor, and conclusive for the purpose of establishing the amount of the Guarantied Obligations. This Guaranty shall not be affected by the genuineness, validity, regularity or enforceability of the Guarantied Obligations or any instrument or agreement evidencing any Guarantied Obligations, or by the existence, validity, enforceability, perfection, non-perfection or extent of any collateral therefor, or by any fact or circumstance relating to the Guarantied Obligations which might otherwise constitute a defense to the obligations of any Guarantor under this Guaranty, and each Guarantor hereby irrevocably waives any defenses it may now have or hereafter acquire in any way relating to any or all of the foregoing.

12.02 Rights of Lenders. Each Guarantor consents and agrees that the Secured Parties may, at any time and from time to time, without notice or demand, and without affecting the enforceability or continuing effectiveness hereof: (a) amend, extend, renew, compromise, discharge, accelerate or otherwise change the time for payment or the terms of the Guarantied Obligations or any part thereof; (b) take, hold, exchange, enforce, waive, release, fail to perfect, sell, or otherwise dispose of any security for the payment of this Guaranty or any Guarantied Obligations; (c) apply such security and direct the order or manner of sale thereof as the Agent and the Lenders in their sole discretion may determine; and (d) release or substitute one or more of any endorsers or other guarantors of any of the Guarantied Obligations. Without limiting the generality of the foregoing, each Guarantor consents to the taking of, or failure to take, any action which might in any manner or to any extent vary the risks of any Guarantor under this Guaranty or which, but for this provision, might operate as a discharge of any Guarantor.

12.03 Certain Waivers. Each Guarantor waives (a) any defense arising by reason of any disability or other defense of the Borrowers or any other guarantor, or the cessation from any cause whatsoever (including any act or omission of any Secured Party) of the liability of the Borrowers; (b) any defense based on any claim that any Guarantor's obligations exceed or are more burdensome than those of the Borrowers; (c) the benefit of any statute of limitations affecting any Guarantor's liability hereunder; (d) any right to proceed against the Borrowers, proceed against or exhaust any security for the Guarantied Obligations, or pursue any other remedy in the power of any Secured Party whatsoever; (e) any benefit of and any right to participate in any security now or hereafter held by any Secured Party; and (f) to the fullest extent permitted by law, any and all other defenses or benefits that may be derived from or afforded by applicable Law limiting the liability of or exonerating guarantors or sureties. Each Guarantor expressly waives all setoffs and counterclaims and all presentments, demands for payment or performance, notices of nonpayment or nonperformance, protests, notices of protest, notices of dishonor and all other notices or demands of any kind or nature whatsoever with respect to the Guarantied Obligations, and all notices of

acceptance of this Guaranty or of the existence, creation or incurrence of new or additional Guarantied Obligations.

12.04 Obligations Independent. The obligations of each Guarantor hereunder are those of primary obligor, and not merely as surety, and are independent of the Guarantied Obligations and the obligations of any other guarantor, and a separate action may be brought against each Guarantor to enforce this Guaranty whether or not any Borrower or any other person or entity is joined as a party.

12.05 Subrogation. No Guarantor shall exercise any right of subrogation, contribution, indemnity, reimbursement or similar rights with respect to any payments it makes under this Guaranty until the Facility Termination Date. If any amounts are paid to any Guarantor in violation of the foregoing limitation, then such amounts shall be held in trust for the benefit of the Secured Parties and shall forthwith be paid to the Secured Parties to reduce the amount of the Obligations, whether matured or unmatured.

12.06 Termination; Reinstatement. This Guaranty is a continuing and irrevocable guaranty of all Guarantied Obligations now or hereafter existing and shall remain in full force and effect until the Facility Termination Date. Notwithstanding the foregoing, this Guaranty shall continue in full force and effect or be revived, as the case may be, if any payment by or on behalf of the Borrower or any Guarantor is made, or any of the Secured Parties exercises its right of setoff, in respect of the Guarantied Obligations and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by any of the Secured Parties in their discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under any Debtor Relief Laws or otherwise, all as if such payment had not been made or such setoff had not occurred and whether or not the Secured Parties are in possession of or have released this Guaranty and regardless of any prior revocation, rescission, termination or reduction. The obligations of each Guarantor under this paragraph shall survive termination of this Guaranty.

12.07 Subordination. Each Guarantor hereby subordinates the payment of all obligations and indebtedness of the Borrowers owing to each Guarantor, whether now existing or hereafter arising, including but not limited to any obligation of the Borrowers to any Guarantor as subrogee of the Secured Parties or resulting from any Guarantor’ performance under this Guaranty, to the Payment in Full. If the Secured Parties so request, any such obligation or indebtedness of the Borrowers to any Guarantor shall be enforced and performance received by any Guarantor as trustee for the Secured Parties and the proceeds thereof shall be paid over to the Secured Parties on account of the Guarantied Obligations, but without reducing or affecting in any manner the liability of any Guarantor under this Guaranty.

12.08 Stay of Acceleration. If acceleration of the time for payment of any of the Guarantied Obligations is stayed, in connection with any case commenced by or against any Guarantor or the Borrowers under any Debtor Relief Laws, or otherwise, all such amounts shall nonetheless be payable by each Guarantor immediately upon demand by the Secured Parties.

12.09 Condition of Borrowers. Each Guarantor acknowledges and agrees that it has the sole responsibility for, and has adequate means of, obtaining from the Borrowers and any other guarantor such information concerning the financial condition, business and operations of the Borrowers and any such other guarantor as each Guarantor requires, and that none of the Secured Parties has any duty, and no Guarantor is relying on the Secured Parties at any time, to disclose to any Guarantor any information relating to the business, operations or financial condition of the Borrowers or any other guarantor (each Guarantor waiving any duty on the part of the Secured Parties to disclose such information and any defense relating to the failure to provide the same).

12.10 [Reserved].

12.11 Limitation of Guaranty. Notwithstanding anything to the contrary herein or otherwise, the Borrowers, the Agent and the Lenders hereby irrevocably agree that the Guarantied Obligations of each Guarantor in respect of the guarantee set forth in Article XII at any time shall be limited to the maximum amount as will result in the Guarantied Obligations of such Guarantor not constituting a fraudulent transfer or conveyance after giving full effect to the liability under such guarantee set forth in Article XII and its related contribution rights but before taking into account any liabilities under any other guarantee by such Guarantor.

[Remainder of page is intentionally left blank; signature pages follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

BORROWERS:

IDC TECHNOLOGIES, INC.

Signed by:

By: Pratiek Gattani

AF9AB88B26F7479...

Name: Prateek Gattani
Title: President and Chief Executive Officer

LYNEER INVESTMENTS, LLC

By:______________________________
Name: Michael Tenore
Title: Secretary

LYNEER HOLDINGS, INC.

By:______________________________
Name: Michael Tenore
Title: Secretary

LYNEER STAFFING SOLUTIONS, LLC

By:______________________________
Name: Michael Tenore
Title: Secretary

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

BORROWERS:

IDC TECHNOLOGIES, INC.

By:________________________________
Name: Prateek Gattani
Title: President and Chief Executive Officer

LYNEER INVESTMENTS, LLC

By: Michael Tenore
Name: Michael Tenore
Title: Secretary

LYNEER HOLDINGS, INC.

By: Michael Tenore
Name: Michael Tenore
Title: Secretary

LYNEER STAFFING SOLUTIONS, LLC

By: Michael Tenore
Name: Michael Tenore
Title: Secretary

AGENT:

SPP CREDIT ADVISORS LLC, as Agent

By: SPP Principal Investors II LLC, its Manager

By:______________________________________
Name: C. Todd Kumble
Title: Treasurer

LENDERS:

SPP CREDIT FUND II LP
By: SPP Credit Fund II GP LLC, its General Partner
By: SPP Principal Investors III LLC, as SPP Manager

By: _________________________
Name: C. Todd Kumble
Title: Treasurer

By: _________________________
Name: Edward J. Zhu
Title: ACAP/Confluence Manager

SPP CREDIT FUND II QP LP
By: SPP Credit Fund II GP LLC, its General Partner
By: SPP Principal Investors III LLC, as SPP Manager

By: _________________________
Name: C. Todd Kumble
Title: Treasurer

By: _________________________
Name: Edward J. Zhu
Title: ACAP/Confluence Manager

HAYMARKET INSURANCE COMPANY, as a Lender

DocuSigned by:
By:_______________________________________
908D352F79AA4A0...
Name: Yuan Zhou
Title: CIO

JAZZ REINSURANCE COMPANY, as a Lender

DocuSigned by:
By:_______________________________________
908D352F79AA4A0...
Name: Yuan Zhou
Title: CIO

SENTINEL SECURITY LIFE INSURANCE COMPANY, as a Lender

DocuSigned by:
By:_______________________________________
908D352F79AA4A0...
Name: Yuan Zhou
Title: CIO

SOUTHERN ATLANTIC REINSURANCE, INC., as a Lender

DocuSigned by:
By:_______________________________________
908D352F79AA4A0...
Name: Yuan Zhou
Title: CIO

Schedule 2.01
Loans

With respect to the outstanding principal amount of the Loans as of the following dates

As of the Original Closing Date:

Lender Name	Principal Loan Amount
Haymarket Insurance Company	**$10,300,000**
Jazz Reinsurance Company	**$2,000,000**
Sentinel Security Life Insurance Company	**$5,000,000**
Southern Atlantic Reinsurance, Inc.	**$3,000,000**
SPP Opportunities, LLC	**$10,000,000**
Total	**$30,300,000**

As of April 28, 2025:

Lender Name	Principal Loan Amount
Haymarket Insurance Company	**$12,882,707.00**
Jazz Reinsurance Company	**$2,501,496.51**
Sentinel Security Life Insurance Company	**$6,253,741.26**
Southern Atlantic Reinsurance, Inc.	**$3,752,244.76**
SPP Credit Fund II LP	**$9,228,176.95**
SPP Credit Fund II QP LP	**$3,279,305.58**
Total	**$37,897,672.06**

SCHEDULE 4.05

INFORMATION REGARDING COLLATERAL

(a)

Loan Party	Type of Entity	Jurisdiction of Incorporation/Organization	State Issued Organizational ID	FEIN
Lyneer Investments, LLC	LLC	Delaware	6701770	82-4021879
Lyneer Holdings, Inc.	C-Corporation	Delaware	6701774	82-4034693
Lyneer Staffing Solutions, LLC	LLC	Delaware	6701767	82-4024477
IDC Technologies, Inc.	Corporation	California	2532304	37-1467839

(b) and (c)

Loan Party	Predecessor-in-Interest	Type of Entity	Jurisdiction of Incorporation / Organization	State Issued Organizational ID	FEIN
Lyneer Staffing Solutions, LLC	Infinity Staffing Solutions, LLC	LLC	New Jersey	0400339540	90-0545454
Lyneer Staffing Solutions, LLC	Endurix National Staffing Limited Liability Company	LLC	New Jersey	0400521528	30-0750600
Lyneer Staffing Solutions, LLC	Staff4Jobs LLC	LLC	New Jersey	0600418296	47-3108406

Lyneer Staffing Solutions, LLC	Advanced Management Services, LLC	LLC	New Jersey	0450421511	80-0411491
Lyneer Staffing Solutions, LLC	Anchor Staffing, Inc.	Corporation	Maryland.	D10441590	20-2345143
Lyneer Staffing Solutions, LLC	HQ Snelling Corporation	Corporation	Delaware	4718973	Not in our records.

IDC – None.

(d)

Lyneer Borrowers – All collateral located at the premises found in Schedule 6.08.

IDC – All collateral located at 920 Hillview Ct, Suite 250 Milpitas, CA 95035

SCHEDULE 6.03

GOVERNMENT AUTHORIZATIONS; OTHER CONSENTS

Lyneer Borrowers

None.

IDC

None.

<u>SCHEDULE 6.06</u>

LITIGATION

(*See attached.*)

A	B	C	D	E	F	G	H	I
				LITIGATION SUMMARY - SHORT FORM - LYNEER STAFFING SOLUTIONS, LLC				
Case	**Client**	**Jurisdiction (State)**	**Date Complaint Filed**	**Summary/Type of Claim or Charge**	**Insurance**	**Counsel and Law Firm Assigned**	**Settlement Demand**	**Maximum Exposure**
Justin David Aguilar (a/k/a David Cruz Aparicio)	Melissa & Doug	New Jersey	6/16/2021	Complaint alleging negligence resulting in permanent personal injury on 10-15-2020. Mediation was held December 5, 2023 and was unsuccessful. Counsel for Defendant Melissa and Doug has filed a Trial adjournment request on behalf of all counsel. The Trial Proceeding for MID-L-003595-21 has been re-scheduled as a Trial Proceeding for 4-28-2025.	Reported to GL Carrier - GL coverage denied for Lyneer; coverage being provided for Client, Melissa & Doug. Employers' Liability carrier entered an appearance and a reservation of rights.	Chris Carlson, Esq. of Capehart Scatchard	Non-binding arbitration was held and estimated the value of the case to be $875,000. Lyneer filed for a trial *de novo* as it believed the non-binding arbitration award was totally excessive. Lyneer hired a coverage attorney to contest the denial of coverage for Lyneer, as Lyneer believes this matter should be covered by insurance. Plaintiffs initially made a settlement demand of $1.5 million. Lyneer's coverage attorney filed suit against Zurich, Lyneer's general liability carrier, and Zurich is now participating in the settlement negotiations, along with Traveler's, which is Client's carrier. State National, Lyneer's worker's compensation employer's liability carrier, has been participating in the settlement negotiations as well. Lyneer's coverage attorney has filed suit against State National to ensure that they substantially contribute. Lyneer believes that the insurance carriers will contribute a significant amount, if not all, of the potential settlement. The Trial Proceeding for MID-L-003595-21 has been re-scheduled as a Trial Proceeding for 01/27/2025. The Trial has been ADJOURNED and the new date is Monday, April 28, 2025. The Settlement Conference held on March 11, 2025 was unsuccessful. The follow up Settlement Conference with Judge Bradshaw that was held on Monday, April 14, 2025 was also unsuccessful.	Unknown
Rahman Aliy **(EEOC CHARGE WAS DISMISSED AND MR. ALIY HAS UNTIL MAY 13, 2025 TO FILE A LAWSUIT.)**	UPS	Georgia	8/25/2024	EEOC Charge of Distributions - U.S. Equal Opportunity Commission - Atlanta District Office (Georgia) - EEOC Charge No. 410-2024-06274: Discrimination Charges were filed on Augsut 25, 2024. Lyneer was served with the Notice of Discrimination and EEOC Charge via e-mail on 1-15-2025. Per "Mary Harris", acting on behalf of Rahman Aliy, the Claimant alleges that he was terminated without notice on 3-1-2024. Mr. Aliy believes he was discriminated against based on race and age. The EEOC Charge was dismissed by the EEOC as per the Determination and Notice of Rights dated February 12, 2025. Mr. Aliy has 90 days to file a lawsuit (by May 13, 2025).	Chubb	David S. Mohl, Esq. of Jackson Lewis	No demand yet	$250,000 Policy Deductible
Luz Alvarez (On Hold and Monitoring)	Sante Fe Warehouse	California	4/17/2019	Discrimination based on sex and pregnancy in violation of Title VII of the Civil Rights Act of 1964	Beazley EPLI	Stacey Cooper, Esq. of Stacey Cooper Law, PC.	No demand yet	$75,000 Policy Deductible
Enrique Barajas	Tu-K Industries, LLC	California	12/12/2024	Summons and Complaint filed by the California law firm of KP Law on 12-12-2024 relative to Enrique Barajas vs. Tu-K Industries, LLC and Lyneer Staffing Solutions, LLC, bearing case #24ST CV32811. The Summons and Complaint were served on Lyneer via InCorp's website on 12-17-2024, per the e-mail below. The complaint alleges the following claims: (1) disability discrimination, (2) failure to accommodate, (3) retaliation, (4) failure to prevent discrimination and retaliation, (5) failure to engage in interactive process, (6) wrongful termination in violation of public policy, (7) failure to produce personnel file in violations of Cal. Labor Code 1198.5, and (8) failure to produce payroll records.	Chubb Insurance	Stacey Cooper, Esq. of Stacey Cooper Law, PC.	No demand yet	$250,000 Policy Deductible
Jermaine Bradley **(FILE MAY BE CLOSED IF A LAWSUIT IS NOT FILED WITHIN 90 DAYS OF THE DATE OF THE CLOSURE LETTER - 12-27-**	To be determined	California	6/14/2023	EEOC Charge of Discrimination - Charge #480-2023-02658: Charges were filed on June 14, 2023, alleging discrimination based on age, color, race, retaliation, and issues of layoff that are alleged to have occurred on or about 5-23-2022. However, at this time there is no perfected charge to which Lyneer must respond. We received a closure letter (Determination and Notice of Rights) dated December 27, 2024 from the EEOC, stating that charge has been dismissed and that the EEOC will not proceed any further with its investigation. Claimant must file a lawsuit within 90 days of receipt of the notice, otherwise the right to sue will be lost.	Chubb Insurance	Not yet assigned	No demand yet	$250,000 Policy Deductible
Aileen Camacho	KGP Telecommunications, Inc.	Pennsylvania	1/3/2025	Civil Action Complaint e-filed on 1-3-2025 with the Northampton County Court of Common Pleas, bearing Case No. C-48-CV-2025-00081) was served on Lyneer via certified mail, RRR, at our corporate office in Lawrenceville, NJ, on or about 1-9-2025 (but Legal Dept. did not receive until on or about 2-24-2025) and alleges the following: •that on or about 12-11-2024, Plaintiff injured her left foot while performing duties of her job •that Plaintiff reported this work-related injury pursuant to the PA Workers' Compensation Act •that Defendant KGP refused to allow Plaintiff to return to work •that Defendant KGP terminated Plaintiff as of 12-19-2024 •that after KGP terminated her, Plaintiff requested that Lyneer place her in another position and that Lyneer refused to do so. The Complaint specifically alleges the following Counts: Count 1 – Violation of a Clear Mandate of Public Policy Workers' Compensation Retaliation (Plaintiff vs. Defendant KGP) Count 2 – Violation of a Clear Mandate of Public Policy Workers' Compensation Retaliation (Plaintiff vs. Defendant Lyneer) The Complaint demands judgment in an amount not more than $50,000 as to each Defendant.	Chubb Insurance	Bruce A. Owens. Esq. of Bunker & Ray	No demand yet	$250,000 Policy Deductible
Julio Castillo-Minyety	Fashion Logistics Inc.	New Jersey	12/7/2023	Civil Action Complaint filed on 12-7-2023 with the Superior Court of New Jersey, Law Division - Bergen County, bearing Docket No. BER-L-6607-23. Complaint (with Discovery Demands) was served on Lyneer at our Passaic, NJ, branch on 12-11-2023 and alleges the following: sexual harassment, sexual orientation discrimination, hostile work environment, retaliation/improper reprisal, and constructive termination. Mediation is scheduled for April 3, 2025.	Chubb Insurance	Matthew Behr, Esq. of Marshall Dennehy	$395,000 (expected to be resolved for much less)	$250,000 Policy Deductible
Heidy Corea	Splay, Inc. dba Kennerly Spratling, Inc.	California	6/24/2024	This claim started out as a "fishing expedition letter" dated 10-24-2022 received via mail on 12-8-2022 from the Law Offices of Scott Warmuth, regarding certain unspecified workplace related claims by Heidy Corea, and requesting employment records and preservation of same. A Summons and Complaint was filed on 6-26-2024 in the Superior Court of the State of California, County of Los Angeles, by Heidy Corea against Splay, Inc. dba Kennerly Spratling Group, Employer HR, LLC, and Lyneer Staffing Solutions, Inc. (incorrectly referenced), bearing case #24STCV16025. Complaint alleges 14 counts of violations of FEHA and public policy, including harassment, discrimination, retaliation, and wrongful discharge, among other allegations. Our co-defense counsel requested that all parties agree to transfer venue from Los Angeles to Alameda Superior Court. All parties have agreed, and Plaintiff's counsel has indicated they will be filing an amended complaint, though it has not been submitted yet. Lyneer has not yet been formally served with the complaint. Agreements are currently in place to delay the response deadlines for all parties until venue has been transferred to the new court. Plaintiff's counsel has finally amended their Complaint and the case is at issue in Alameda County Superior Court.	Chubb Insurance and/or Premier	Stacey Cooper, Esq. of Stacey Cooper Law	$165,000 (expected to be resolved for much less)	$250,000/$350,000 Policy Deductible (depending upon carrier responsible)

A	B	C	D	E	F	G	H	I
				LITIGATION SUMMARY - SHORT FORM - LYNEER STAFFING SOLUTIONS, LLC				
Case	**Client**	**Jurisdiction (State)**	**Date Complaint Filed**	**Summary/Type of Claim or Charge**	**Insurance**	**Counsel and Law Firm Assigned**	**Settlement Demand**	**Maximum Exposure**
Adalberto Gonzalez Cruz	Lyneer Staffing Solutions, LLC (Anaheim, CA branch office) (Client is Kinsbursky Bros. Supply, Inc.)	California	10/29/2024	Received PAGA Notice dated 10-29-2024 via InCorp on 11-1-2024 from the Wilshire Law Firm. The letter includes accustations that Lyneer failed to pay for all hours worked, including minimum, straight time, and overtime wages; failed to provide meal periods; failed to authorize and permit rest periods; failed to accurately calculate overtime pay, sick pay, and meal period premium pay when issuing non-discretionary remuneration; failed to pay all earned wages twice per month; failed to maintain accurate records of hours worked and meal periods; failed to timely pay all wagies at termination; failed to furnish accurate itemized wage statements; and failed to indemnify for necessary expenditures. (The PAGA Notice appears to contain the same allegations as the fishing expedition letter previously received in June.)	Chubb (The carrier has denied insurance coverage, so there is no coverage as it is wage and hour).	Stacey Cooper, Esq. of Stacey Cooper Law, PC	No formal demand yet	
Adalberto Gonzalez Cruz **(CONTINUED FROM ABOVE)**	Lyneer Staffing Solutions, LLC **(Anaheim, CA branch office)** (Client is Kinsbursky Bros. Supply, Inc.)	California	11/27/2024	Class Action Summons and Complaint (wage and hour) - Superior Court of California for the County of Orange, bearing Case No. 30-2024-01442751-CU-OE-CXC. The Complaint was filed on 11-27-2024 and allege the following: (1) Failure to Pay Mnimum and Straight Time Wages for All Hours Worked; (2) Failure to Pay Overtime Wages; (3) Failure to Provide Meal Periods; (4); Failure to Authorize and Permit Rest Periods; (5) Failure to Pay Wages of Discharged Emplopyees - Waiting Time Penalties; (6) Failure to Maintain Accurate and Compliant Wage Records; (7) Failure to Indemnify Employees for Expenditures; (8) Violation of California Business & Professions Code sections 17200, *et. seq.,* including failure to pay minimum and straight time waes; failure to pay overtime wages; failure to provide meal periods; failure to authorize and permit rest periods; and failure to indemnify business expesnes. The Summons and Complaint were served on Lyneer's client and a copy was provided to Lyneer directly from our client via e-mail on 12-5-2024. Received service of process of the Summons and Class Action Complaint via our registered agent, InCorp, on 12-11-2024. Our counsel had an initial case management conference on March 18, 2025 before Judge Claster in Orange County Superior Court. Plaintiff initially pled this case as a statewide class action asserting wage and hour claims. Our counsel pushed back on the scope of the case, arguing that it would be difficult, if not impossible, to certify a statewide class action. During the hearing, the Court expressed similar concerns and Plaintiff's counsel agreed to limit the scope of the class to just the Kinsbursky location. The Court set a further case management conference for June 3, 2025, with a case management conference statement due no later than May 27, 2025.				
Maria I. Flores	Cosmetic Enterprises, Ltd.	California	1/5/2024	Complaint of Employment Discrimination was filed on 1-5-2024 in the State of California, with the Civil Rights Dept., under the California Fair Employment and Housing Act - CRD No. 202401-23149404. The complaint alleges discrimination, retaliation, and harassment due to claimant's medical condition (cancer of genetic characteristic), age (40 and over), disability, family care and medical leave related to serious health condition of employee or family member, child bonding, or military exigencies.	Chubb Insurance	Stacey Cooper, Esq. of Stacey Cooper Law, PC	No demand yet	$250,000 Policy Deductible
Maria I. Flores	Cosmetic Enterprises, Ltd.	California	1/9/2024	Summons and Complaint - Superior Court of California, Los Angeles County, Central District, bearing Case No. 24STCV00576. The second complaint was filed on 1-9-2024 and alleges discrimination; harassment; retaliation; failure to prevent discrimination, harassment, and retaliation; failure to provide reasonable accommodations; failure to engage in a good faith interactive process; and wrongful termination. Mediation was held on March 26, 2025 but was unsuccessful.	Chubb Insurance	Stacey Cooper, Esq. of Stacey Cooper Law, PC	No demand yet	$250,000 Policy Deductible
Georgina Gomez Guillen	Fantasy Files	California	1/2/2024	Disability Discrimination Complaint filed on 1-2-2024 in the Superior Court of California, County of Los Angeles - Case No. 24STCV00077. Complaint alleges violations of the Fair Employment and Housing Act including the following: disability discrimination; failure to provide reasonable accommodations; failure to engage in a good faith interactive process; retaliation; failure to prevent discrimination and retaliation; and wrongful termination in violation of public policy. Our counsel has tentatively reserved a date for mediation for April 24, 2025. Trial is scheduled for January 26, 2026 at 9:00 a.m. Fiinal Status Conference is scheduled for January 15, 2026 at 10:00 a.m.	Chubb Insurance	Stacey Cooper, Esq. of Stacey Cooper Law, PC	No demand yet	$250,000 Policy Deductible
Juan Manuel Lara Gutierrez	Salsbury Industries, Inc.	California	1/23/2024	Class Action Complaint filed 1-23-2024 in the Superior Court of California, Los Angeles County, bearing Case No. 24STCV01809. Complaint alleges the following: failure to pay minimum wages; failure to pay overtime compensation; failure to provide meal periods; failure to authorize and permit rest breaks; failure to indemnify necessary business expenses, failure to timely pay final wages at termination; failure to provide accurate itemized wage statements; and unfair business practices.	Likely no coverage - wage and hour	Stacey Cooper, Esq., of Stacey Cooper Law, PC	No demand yet	Not yet determined.
Monica Guzman	Lyneer Staffing Solutions, LLC (Fontana, CA branch office)(Client is Distribution Alternatives, Inc.)	California	11/25/2024	Discrimination Complaint - Superior Court of California, County of San Bernardino - e-filed on 11-25-2024, bearing Case No. CIVSB2435466. The Complaint was electronically filed on 11-25-2024, while the Summons was electronically filed on 12-23-2024. Both the Summons and Complaint were served upon Lyneer via its registered agent, InCorp, via an e-mail dated 1-7-2025. The Complaint alleges the following: 1) race and origin discrimination, 2) race harassment, 3) sexual harassment – hostile work environment, 4) sexual harassment – quid pro quo, 5) gender discrimination, 6) FEHA retaliation, 7) failure to prevent harassment, discrimination, or retaliation, 8) wrongful termination, 9) failure to pay minimum or contractual wages, 10) failure to pay overtime, 11) failure to pay meal/rest breaks, 12) failure to provide accurate wage statements, 13) failure to pay wages at time of separation, 14) violation of business & professions 17200 et seq. There is a notation on the caption page indicating "unlimited jurisdiction – damages sought exceed $25,000". Attached as Exhibit A are letters dated 11-25-2024 from the State of California, Civil Rights Department regarding "Notice of Filing of Discrimination Complaint" and "Notice of Case Closure and Right to Sue", along with a Complaint of Employment Discrimination filed on 11-25-2024 before the State of California, Civil Rights Department, under the CA Fair Employment and Housing Act (which Lyneer never previously received).	Chubb Insurance	Stacey Cooper, Esq. of Stacey Cooper Law, PC	No demand yet	$250,000 Policy Deductible
Reynaldo Isidro	Salsbury Industries, Inc.	California	3/25/2024	Discrimination Complaint - Superior Court of California, County of Los Angeles, Central District - e-filed on 3-25-2024, Case No. 24STCV07419: Complaint alleges discrimination based on disability in violation of FEHA; failure to accommodate in violation of FEHA; failure to engage in the interactive process in violation of FEHA; retaliation in violation of FEHA; harrassment in violation of FEHA; failure to present discrimination and retaliation; and wrongful termination in violation of public policy.	Chubb Insurance	Stacey Cooper, Esq. of Stacey Cooper Law	No demand yet	$250,000.00 Policy Deductionble
Gloria Molina Jimenez	Lyneer Staffing Solutions, LLC (Downey, CA branch) (Client is Tu-K Industries, LLC)	Lyneer Staffing Solutions, LLC	California	Received a "Fishing expedition letter" from KP Law demanding preservation of evidence and production of the personnel file relative to Gloria Molina Jimenez (a/k/a Gloria Molina). The letter is dated November 12, 2024, and was received by our Downey, CA, branch and forwarded to Lyneer's HR and Legal Departments via e-mail on November 14, 2024. The letter indicates that KP Law is representing Ms. Jimenez in connection with her alleged claims for discrimination, retaliation, and wrongful termination arising from Ms. Jimenez's alleged wrongful termination on October 1, 2024. It does not state which client she was assigned to work for. ______ Amendment to Complaint - Superior Court of California, County of Los Angeles - e-filed on 4-8-2025, Case No. 25NWCV00352: Complaint initially e-filed on 1-29-2025 against Tu-K Industries, LLC, alleging the following claims: (1) sexual harassment in violation of the fair employment and housing act (FEHA), (2) failure to take all reasonable steps to prevent sexual harassment in violation of FEHA, (3) age discrimination, (4) negligent hiring, supervision, and retention, (5) discrimination based on sex in violation of FEHA, (6) retaliation in violation of FEHA, (7) wrongful termination in violation of public policy, (8) assault, (9) battery, (10) failure to produce personnel file in violation of California Labor Code 1198.5, and (11) failure to produce payroll records in violation of California Labor Code 226(C). Lyneer was brought into the lawsuit as a co-defendant by way of Amendment to the Complaint served upon our counsel via e-mail on 4-8-2025 by KP Law. Plaintiff's counsel has agreed to dismiss Lyneer from the assault, battery and negligent hiring claims so those will be omitted.	Chubb	Stacey Cooper, Esq. of Cooper Law	No demand yet	$250,000 policy Deductible

A	B	C	D	E	F	G	H	I
			LITIGATION SUMMARY - SHORT FORM - LYNEER STAFFING SOLUTIONS, LLC					
Case	**Client**	**Jurisdiction (State)**	**Date Complaint Filed**	**Summary/Type of Claim or Charge**	**Insurance**	**Counsel and Law Firm Assigned**	**Settlement Demand**	**Maximum Exposure**
Edilia Juarez	Unknown - not specified in Complaint	California	7/12/2024	This started out as a "fishing expedition letter" received from Smith Law dated 2-6-2023 regarding representation of Ms. Juarez relative to unspecified workplace related claims and requesting personnel file and wage records. A Summons and Complaint was filed on 7-12-2024 in the Superior Court of the State of California, County of Los Angeles, by Edilia Juarez against Lyneer Staffing Solutions, LLC, bearing case #24STCV17281. The Complaint was served on Lyneer via InCorp's website on 8-13-2024, one month after the electronic filing date. The Complaint alleges the following claims: 1) hostile work environment harassment, 2) failure to prevent discrimination and harassment, 3) wrongful constructive termination in violation of public policy, 4) intentional infliction of emotional distress, 5) negligent infliction of emotional distress, and 6) sexual harassment in violation of FEHA – hostile work environment.	Premier and/or Chubb	Stacey Cooper, Esq. of Stacey Cooper Law	No demand yet	$250,000/$350,000 Policy Deductible (depending upon carrier responsible)
Ernesto Magallon (a/k/a Ernesto Magallon Morales)	SP Craftech 1 LLC	California	2/7/2025	Summons and Class Action Complaint filed by Ernesto Magallon against SP Craftech I LLC and Lyneer Staffing Solutions, LLC, which was e-filed on 2-7-2025 in the Superior Court of California, County of Orange, bearing Case No. 30-2025-01459077-CU-OE-CXC, and served on Lyneer through its registered agent InCorp on 2-27-2025. The Complaint alleges the following: 1) failure to pay overtime wages; 2) failure to pay minimum wages; 3) failure to provide meal periods; 4) failure to provide rest periods; 5) waiting time penalties; 6) wage statement violations; 7) failure to indemnify; and 8) unfair competition.	Chubb Insurance	Stacey Cooper, Esq. of Stacey Cooper Law	No demand yet	$250,000 Policy Deductible
Samira Matthews **(CHARGE DISMISSED AND NOTICE OF RIGHT TO SUE ISSUED - 90 DAY TIME LIMIT BEGINS 3-8-2024.)**	Not named in Charge	New Jersey	3/6/2024	EEOC Charge of Discrimination - Charge #530-2024-04031. Charges were filed on 2-20-2024 (Rec'd on 3-6-2024), alleging discrimination based on national origin, race, and religion. No response is currently required.	Chubb Insurance	Not yet assigned	No demand yet	Unknown
Ramon Medina	Berry Global, Inc.	New Jersey	9/30/2024	Summons and Complaint - Superior Court of New Jersey, Law Division, Middlesex County - Docket No. MID-L-5547-24: Summons and Complaint, along with Discovery Demands, filed by the New Jersey Law Firm of O'Connor, Parsons, Lane & Noble, LLC, on September 30, 2024, in the Superior Court of New Jersey, Law Division, Middlesex County, bearing Docket No. MID-L-5547-24, relative to Ramon Medina vs. Berry Global, Inc. dba Berry Plastics Corp; Lyneer Staffing Solutions, LLC, et al. Service of process was effectuated through our registered agent, InCorp, on October 3, 2024. The complaint includes discrimination claims involving (1) hostile work environment based on race and/or national origin, (2) disability discrimination/perceived disability discrimination and failure to accommodate, (3) age discrimination, (4) aiding and abetting liability, (5) unlawful retaliation, and (6) worker's compensation retaliation.	Chubb Insurance	Matthew Behr, Esq. of Marshall Dennehy	No demand yet	$250,000 Policy Deductible
Veronica Miramontes	Munchkin, Inc.	California	3/13/2024	Complaint - Superior Court of California, Los Angeles County, Case No. 24STCV06309: Complaint filed on 3-13-2024 by Veronica Miramontes against Munchkin, Inc. and Lyneer Staffing Solutions, LLC. The Complaint alleges: failure to compensate for all hours worked; failure to pay minimum wages; failure to pay overime; failure to provide accurate itemized wage statements; failure to pay wages owed every pay period; failure to pay wages when employment ends; failure to provide rest breaks; failure to provide meal breaks; failure to reimburse business expenses; Private Attorneys General Act ("PAGA"); failure to provide personnel records; failure to provide pay records; sexual harassment in violation of Fair Employment and Housing Act ("FEHA"); retaliation in violation of FEHA; failure in violation of Labor Code Section 1102.4; wrongful termination in violation of public policy; and violation of Business and Professions Code Section 17200. Counsel for Plaintiff and for Munchkin entered into an agreement to continue trial and to participate in mediation. The mediator's availability was limited, thus, mediation was scheduled for October 24, 2025. Trial is currently scheduled for June 2, 2025. The parties have executed a stipulation requesting that the court continue trial to the Spring of 2026. The court recently granted our ex parte to move the trial and the new trial date is March 23, 2026.	Chubb Insurance (partial coverage only as to EPLI claims)	Stacey Cooper, Esq. of Stacey Cooper Law	No demand yet Mediation is scheduled for October 24, 2025. Trial is currently scheduled for June 2, 2025, but the parties have executed a Stipulation requiring that the Court continue the trial to the Spring of 2026.	$250,000 Policy Deductible
Filberta Morales	Whisk Cleaning Services, Inc.	California	2/15/2024	Complaint of Employment Discrimination - State of California, Civil Rights Dept., under the California Fair Employment and Housing Act - CRD No. 202402-23643915. The complaint was filed on 2-15-2024 and alleges discrimination, retaliation, harassment, and wrongful termination. ____________ Summons and Complaint - Superior Court of California, Los Angeles County, bearing Case No. 24STCV05817: Complaint filed on 3-8-2024 by Filberta Morales against Lyneer Staffing Solutions, LLC, Harbor Building Service, and Whisk Cleaning Services, Inc. The Complaint alleges alleges discrimination, retaliation, failure to prevent discrimination, failure to provide reasonable accommodations, failure to engage in a good faith interactive process, and wrongful termination.	Chubb Insurance	Stacey Cooper, Esq. of Stacey Cooper Law, P.C.	No demand yet	$250,000 Policy Deductible
Ingrid Quinteros	Linzer Products Corp.	California	3/22/2024	Summons and Complaint - Superior Court of California, County of Los Angeles, bearing case # 24CHCV01026: Complaint filed on 3-22-2024 by Ingrid Quinteros against Linzer Products Corp. and Lyneer Staffing Solutions, LLC The Complaint alleges: (1) sex, pregnancy, and disability discrimination in violation of FEHA; (2) failure to prevent discrimination in violation of FEHA; (3) retaliation for requesting pregnancy-related accommodations in violation of FEHA; (4) wrongful termination in violation of FEHA; (5) failure to provide personnel file in violation of Labor Code 1198.5; and (6) failure to provide accurate wage statements in violation of labor code 226. Our counsel attended mediation in the Quinteros case on 3-31-2025. The mediation was not successful. Trial dates have not yet been scheduled.	Chubb Insurance	Stacey Cooper, Esq., of Stacey Cooper Law	Initial Demand: $695,000 (expected to be resolved for much less)	$250,000 Policy Deductible
Maria Reyes	(Internal Employee at Cudahy, CA branch)	California	8/1/2023	PAGA Complaint - Supeiror Court of California, County of San Bernardino - Case No. CIVSB2317672. PAGA Complaint for Penalties filed on August 1, 2023, by Maria Reyes against Lyneer Staffing Solutions, LLC, alleging violation of the Private Attorney's General Act, Labor Code 2698 et seq. Regarding the PAGA matter, trial is currently scheduled for October 20, 2025.	No coverage - wage and hour	Stacey Cooper, Esq, of Stacey Cooper Law, PC.	No demand yet	Not yet determined.

A	B	C	D	E	F	G	H	I
			LITIGATION SUMMARY - SHORT FORM - LYNEER STAFFING SOLUTIONS, LLC					
Case	**Client**	**Jurisdiction (State)**	**Date Complaint Filed**	**Summary/Type of Claim or Charge**	**Insurance**	**Counsel and Law Firm Assigned**	**Settlement Demand**	**Maximum Exposure**
Mirna Reyes and Teresa Alvarez (Class Period: March 27, 2018 through the current date, and continuing through resolution of the case) **(SETTLEMENT PENDING)**	Liquid Graphics, Inc.	California	Not yet formally served	Started out as a discrimination claim which was settled. This is now a wage and hour class action case alleging failure to pay minimum and straight time wages; failure to pay overtime wages; failure to provide meal periods; failure to authorize and permit rest periods; failure to timely pay final wages at termination; failure to provide accurate itemized wage statements; failure to provide one day's rest in seven; and unfair business practices. The Court granted preliminary approval in this case in July. Plaintiff's counsel was supposed to contact the claims administrator and get the administration process started but did not do so, and it does not appear that the mailings have gone out or that the case has otherwise been moving forward as scheduled. Our counsel has been in communication with co-defense counsel, and our counel is evaluating what needs to be done to adjust the dates and get the settlement back on track. However, it looks like the December hearing date will need to be moved out and that payment on this one will now be due in later in Q1 or Q2 of 2025. The Hearing on Motion for final Approval, currently set on December 20, 2024, was vacated and now set to for January 31, 2025 at 9:00 a.m. in CX101. This will push the anticipated date of payment of the settlement to Q2 or Q3 of 2025.	Reported to both Beazley and Premier -Likely no coverage (wage and hour) - Premier (Beazley denied coverage.)	Sean Paisan, Esq. of Jackson Lewis	$4.95 million The mediator's proposal was accepted by all Parties. Plaintiffs to be paid $750,000. $100,000 to be paid by Lyneer's client, and $650,000 to be paid by Lyneer. This $650,000 to be paid by Lyneer was accrued by Lyneer in its 12/31/2022 financial statements. The $650,000 will likely not be paid until the fourth quarter of 2024, and it will be covered by IDC's legal indemnification. The new date for final approval is September 5, 2025. We should be prepared to pay this settlement no later than Quarter 4 of 2025, out of an abundance of caution.	Settlement pending.
Ivon Garcia Rojas	Munchkin, Inc.	California	5/18/2023	Worker's Compensation Petition re Discrimination Pursuant to Labor Code 132A filed by Ivon Garcia Rojas on 5-18-2023 (WCAB Case No. ADJ17294605), alleging that he sustained injuries on or before 1-16-2023 during the course of his employment as a laborer with Lyneer in California. It is also alleged that on or about 1-20-2023, Lyneer terminated applicant or otherwise refused to reasonably accommodate applicant's physical limitations and/or disabilities.	Premier EPLI	Vivian Elias, Esq. of Domingo, Elias & Vu	No demand yet	$350,000 Policy Deductible
Class Action Claims Against Client - **Enrique Briseno**	Three Hands	California	Complaint filed against Client only	Fishing expedition letter received by Stacey Cooper, Esq., of Jackson Lewis from Justice Law Corporation dated 12-10-2020 requesting copy of personnel file and payroll records. Complaint never filed against Lyneer, just Three Hands. Settlement Pending: $425,000. Lyneer to contribute $300,000, and Three Hands to pay $125,000 Once we have the settlement agreement signed, the Plaintiff will need to file a motion or preliminary approval with a proposed order for claims administration. Our counsel will have more information about the timing of the payment at that time. Our counsel anticipates that payment will not be due until Q2 or later next year.	No coverage - Wage and Hour	Stacey Cooper, Esq. of Stacey Cooper Law	Settlement Pending: $425,000. Lyneer to contribute $300,000, and Three Hands to pay $125,000 Lyneer's $300,000 settlement contribution has already been accrued in the Company's books.	Lyneer should be prepared to pay the settlement funds in Q2 of 2025. Lyneer will also likely be expected to pay employers' side payroll taxes, which will be calculated by the claims administrator after the preliminary approval has been granted. Lyneer's contribution amount should be covered by IDC's indemnification obligations. Lyneer's $300,000 contribution has already been accrued in the Company's books.
PAGA Class Action Notice Against Lyneer and Client - **Mayra Canseco** ________________Attorney Demand Letter for sexual harassment, discrimination and retaliation **(CASE HAS SETTLED AS TO DISCRIMINATION CLAIM.)**	Three Hands	California	No complaint filed yet. Pre-litigation mediation only.	Received copies of PAGA Notice Letter, Notice Letter regarding alleged violations of California Labor Code 2810.3(d), and Personnel File and Payroll Record Request, all dated 2-28-2024, from Shirian Law, addressed to Three Hands Corporation, Lyneer Staffing Solutions, LLC, and Employers Personnel LLC. The notices were received via email through our San Fernando, CA, branch on 3-5-2024, via e-mail from client, Three Hands Corporation. The PAGA Notice Letter indicates that a PAGA Notice was submitted online to the Department of Industrial Relations. The notice alleges various labor code violations including failure to pay overtime and minimum wages; failure to provide meal periods and rest periods; failure to provide compensation in lieu of meal or rest periods; and failure to furnish itemized wage statements that accurately reflect gross wages earned, total hours worked, net wages earned, and deductions. Received Attorney Demand Letter dated March 20, 2024, alleging sexual harrassment, discrimination and retaliation. The parties have agreed to attend pre-litigation mediation regarding both matters on September 12, 2024. The Mediator's proposal of $75,000 was accepted by all parties. Our client, Three Hands, has agreed to pay $37,500, and Lyneer has agreed to pay $37,500. (This does not apply to the PAGA claim, only the discrimination claim.)	No coverage as to Wage and Hour. Possible coverage as to sexual harrassment, discrimination and retaliation.	Stacey Cooper, Esq. of Stacey Cooper Law	Last demand $200,000. The Mediator's proposal of $75,000 was accepted by all parties. Our client, Three Hands, has agreed to pay $37,500, and Lyneer has agreed to pay $37,500. (This does not apply to the PAGA claim, only the discrimination claim.). Settlement checks were issued and delivered to Shirian Law, P.C., via UPS second day delivery on October 29, 2024.	Not yet determined.

SCHEDULE OF PENDING AND POTENTIAL LITIGATION - IDC TECHNOLOGIES, INC.

A	B	C	D	E	F	G	H	I
Case	**Client**	**Jurisdiction (State)**	**Summary/Type of Claim or Charge**	**Insurance**	**Counsel and Law Firm Assigned**	Settlement Demand	**Maximum Exposure**	**Legal Fees to Date**
Innova	Innova Consulting Services LL DBA Celerus Consulting	California	Breach of contract / CASE IS CLOSED and Federal case is dissmissed	n/a	Lino V Martire	$548,172.00	$548,172.00	**$60,000.00**
Gobhil	Vishal Gobhil and Manisha Gobhil	California	Employment / Case is settled and payment is scheduled	n/a	Lino V Martire	$2,500,000.00	$2,500,000.00	**$516,000.00**

SCHEDULE 6.08

OWNED AND GROUND LEASE REAL PROPERTY

IDC Technologies, Inc.

#	City/State	Lease Location	Lease Term	Expiration Date	Monthly Rent
1	Milpitas, CA	920 Hillview Ct, Suite 250 Milpitas, CA 95035	01-01-2025 to 12-31-2025	12-31-2025	$10,079.00

Lyneer Borrowers

(*See attached.*)

LEASE LOCATIONS AT A GLANCE - TRACKING LOG - LYNEER STAFFING SOLUTIONS, LLC

#	City/State	Lease Location	Lease Term	Notice/Options	Expiration Date	Monthly Rent	Notes	Management Priority
1	**ALBANY, NY**	199 Wolf Road Albany, NY 12205	4-1-2024 to 3-31-2026 EARLY OUT: Option to terminate on the 1st day of the 13th month with written notice and a termination fee of 3 months' rent.	One additional 2 year renewal option left, with 90 days advanced notice, due by 12-31-2025.	3/31/2026	5% increase over prior two years rent of $2,667.00. New Rates will be: Year 1: $2,800.35 Year 2: $2,800.35		
2	**ALLENTOWN, PA**	1403 N. Cedar Crest Boulevard, Suite 180 Allentown, PA 18104	12-1-2024 to 11-30-2025	90 days' written notice was required to extend the lease is due by 8-30-2025.	11/30/2025	$2,574.89		
3	**AMHERST, NY (a/k/a Buffalo)**	4476 Main Street Suite 109 Amherst, NY 14226	2-1-2025 to 1-31-2027	No further renewal options.	1/31/2027	$3,404.74		
4	**ANAHEIM, CA**	Granada Square 1066-1068 N. State College Blvd. Anaheim, CA 92806	MONTH-TO-MONTH	N/A	N/A	$3,878.71 (plus $1,375.00 CAM)		
5	**ARLINGTON HEIGHTS, IL**	2340 S. Arlington Heights Road, Suite 101 Arlington Heights, IL 60005	7-1-2024 to 10-31-2027 EARLY OUT: Option to terminate after August 31, 2025 (the 13th month) and/or Sepember 30, 2026 (the 26th month) with 6 months prior notice and a termination penalty.	No further options to renew.	10/31/2027	$2,225.33 (7-1-2024 to 6-30-2025)(months 1-12) $2,294.88 (7-1-2025 to 6-30-2026)(months 13-24) $2,364.42 (7-1-2026 to 6-30-2027)(months 25-36) $2,433.96 (7-1-2027 to 10-31-2027)(months 37-39)		
6	**ATLANTA, GA (a/k/a Forest Park)**	Park Avenue Pavilion 4645 Jonesboro Road Suite F-1 Forest Park, GA 30297	9-1-2024 to 8-31-2025	Third (and last) option to renew for one additional year with 60 days' prior notice to renew is due by 6-30-2025.	8/31/2025	$1,450.00 **(Per Elizabeth's chart, rent is $1,500.00.)**		
7	**AUBURN, WA**	3702 West Valley Hwy. N. Suite 110 Auburn, WA 98001	4-1-2024 to 3-31-2027	No further options to renew. <u>Options to Cancel</u>: (1) Provided Tenant is not in default of the Lease, Tenant shall have the option to cancel the Lease effective March 31, 2025. Tenant must submit written notice of cancellation to Landlord on or before September 30, 2024 together with a cancellation payment of $6,130.00. (2) Provided Tenant is not in default of the Lease, Tenant shall have the option to cancel the Lease effective March 31, 2026. Tenant must submit written notice of cancellation to Landlord on or before September 30, 2025 together with a cancellation payment of $6,130.00.	3/31/2027	$2,976.00 (4-1-2024 - 3-31-2025) $3,065.00 (4-1-2025 - 3-31-2026) $3,157.00 (4-1-2026 - 3-31-2027		
8	**AUSTIN, TX (aka Round Rock)**	309 W. Main St., Suite 115 Round Rock, TX 78664	12-1-2022 to 11-30-2025 EARLY OUT: Tenant has the right to terminate this lease after the 12th month of the initial term by providing 90 days prior written notice of termination, along with a termination penalty equalling unamortized portion of leasing brokerage fees.)	**<u>Notice to Renew</u>**: 90 days written notice to renew is due by 8-31-2025. **<u>Notice to Terminate</u>**: Tenant must provide 90 days advance written notice of Tenant's desire to vacate premises at the end of the Lease Term. Failure to provide such notice shall be an Event of Default, and the lease shall automatically renew on a month-to-month basis if no such notice is provided and Tenant fails to timely vacate the premsies. If Lease renews on a month-to-month basis, it will continue to renew on a month-to-month basis until either party provides written notice of termination., which shall be effective on the last day of the month following the month in which the notice is given. If Tenant fails to provide the requisite 90 days notice, Landlord may retain the Security Deposit as compendation for Tenant's default.	11/30/2025	$2,327.00 (12-1-2022 to 11-30-2023) $2,420.00 (12-1-2023 to 11-30-2024) $2,517.00 (12-1-2024 to 11-30-2025)		
9	**BAKERSFIELD, CA**	5405 Stockdale Highway Unit #204-205 Bakersfield, CA 93309	4-1-2025 to 3-31-2026	90 days written notice to renew is due by 12-31-2025	3/31/2026	$3,036.65 (4-1-2025 - 3-31-2026)		
10	**BALTIMORE, MD (a/k/a Nottingham)**	7698 Belair Road, Suite 102 Baltimore, MD 21236	1-1-2024 to 12-31-2025	No further options to renew.	12/31/2025	$4,040.62 (1-1-2024 - 12-31-2024) $4,161.38 (1-1-2025 -12-31-2025)		
11	**CARROLLTON, TX**	1335 E. Crosby Road Suite 120 Carrollton, TX 75006	7-1-2023 to 6-30-2026	**No renewal options noted in Lease.** **<u>Tenant has 2 cancellation options</u>**: **<u>Option 1</u>**: At least 90 days prior to the end of the intial 12 months of the lease, Tenant may exercise a right to terminate the remaining 24 months of the lease, with a termination penalty equaling 4 months rent to be paid prior to the end of the initial 12 month lease period. **<u>Option 2</u>**: At least 90 days prior to the end of the intial 24 months of the lease, Tenant may exercise a right to terminate the remaining 12 months of the lease, with a termination penalty equaling 2 months rent to be paid prior to the end of the initial 24 month lease period.	6/30/2026	$1,312.50 (7-1-2023 to 6-30-2024) $1,365.00 (7-1-2024 to 6-30-2025) $1,419.60 (7-1-2024 to 6-30-2026)	E-mail sent to Heather on 1-3-2025 regarding 2nd option to terminate lease with 90 days prior notice which is by 3-30-2025 (with payment of penalty of 2 months rent; otherwise Lease will continue to next term) and inquiring as to whether she plans on stating at this location. Heather responded with an e-mail on 1-3-2025 to Melanie Perez asking her what her plans were. Waiting for a response back.	
12	**CHAMBERSBURG, PA**	1331 S. Seventh Street Suite 202 Chambersburg, PA 17201	7-1-2024 to 6-30-2025	60 days advance notice is required by 4-30-2025 to either extend the lease or vacate premises upon lease expiration.	6/30/2025	$900.00	E-mail sent to John Wright on 3-31-2025 inquiring as to whether or not he intends to renew the lease for another year. Per John's e-mail response on 3-31-2025, he plans to renew the lease for another term. Letter of Intent to Renew the Lease was prepared and sent to the Landlord for signature via e-mail on 4-9-2025.	
13	**CHERRY HILL, NJ**	2201 Route 38 Suite 100 Cherry Hill, NJ 08002	3-15-2023 to 3-15-2025	No additional renewal options.	5/15/2025	$3,394.46 (Year 12) $3,477.25 (Year 2)	Lease is due to expire on 3-15-2025. There are no further options to renew. E-mail sent to Raul Berberena on 1-3-2025 inquiring as to whether there new lease negotiations in progress. Reply e-mail from Raul on 1-3-205 indicates that he would like to renew and that he will reach out to ownership. Waiting for an update from Raul.	
14	**COLUMBUS, OH**	2101 S. Hamilton Road Suite 103, First Floor Columbus, OH 43232	7-1-2024 to 6-30-2025	No additional renewal options.	6/30/2025	$948.00		
15	**COLUMBUS, OH**	4109 W. Broad Street Columbus, OH 43228	2-1-2022 to 1-31-2025	No further options to renew.	1/31/2025	$1,933.19	Lease expired on 1-31-2025. There are no further options to renew. E-mail sent to Heather on 1-3-2025 ineqiring as to whether any further extensions can be negotiated. Per response from heather via e-mail on 1-3-2025, Leanne is working on obtaining a new lease or a lease extention. Follow-up e-mail sent to Heather Beyer on 3-31-2025 inquiring as to status of lease neogiations. Per Heather's e-mail response on 3-31-2025, "we are waiting for the landlord to send us the revised agreement with our correct name." Heather asked Leanne for an update on the status. Received draft of Fourth Amendment to Lease via e-mail from Heather on 3-31-2025. Redlined draft of Fourth Amendment to Lease submitted back to landlord for review via e-mail on 4-2-2025.	
16	**DALLAS, TX**	The Belvedere 14881 Quorum Drive Dallas, TX 75254	3-1-2025 to 4-30-2028	No further options to renew.	3/31/2025	$0.00 (3-1-2025 to 4-30-2025) $4,234.42 (5-1-2025 to 7-31-2026) $4,983.13 (8-1-2025 to 4-30-2026) $5,080.83 (5-1-2026 to 4-30-2027) $5,178.54 (5-1-2027 to 4-30-2028)		
17	**DEER PARK, NY**	860 Long Island Ave. Deer Park, NY 11729	10-1-2021 to 9-30-2024 EARLY OUT: Tenant shall have option to surrender and vacate the premises after the 2nd year of the lease extension with 90 days advance notice.	No further options to renew.	9/30/2024	$3,101.58 (10-1-2021 – 9-30-2022) $3,194.62 (10-1-2022 – 9-30-2023) $3,290.45 (10-1-2023 – 9-30-2024)	E-mail sent to Bryan Smith on 7-30-2024 inquiring as to status of lease renewal. Waiting for a response from Bryan. Per Bryan's e-mail response of 7-30-2024, "Right now our main client maybe moving so I am not going to do anything with this until I have more clarity on the future of the location."	
18	**DELANO, CA**	1427 S. Lexington Street Building A, Suite 2 Delano, CA 93215	3 Year Lease Term: Year 1: 7-1-2022 to 6-30-2023 Year 2: 7-1-2023 to 6-30-2024 Year 3: 7-1-2024 to 6-30-2025	No further options to renew.	6/30/2025	$2,110.47 (7-1-2022 – 6-30-2023) $2,173.78 (7-1-2023 – 6-30-2024) $2,238.99 (7-1-2024 – 6-30-2025)	Lease expires on 6-30-2025. No further options to renew. E-mail sent to Carlos Torres and Lourdes Romero on 3-31-2025 inquiring as to whether they intend to stay at this location and, if so, to request a lease amendment or a new lease from from landlord. Per e-mail response from Carlos on 3-31-2025, the Landlord will work on a draft and will send it over to us.	
19	**DOWNEY, CA**	8066 Telegraph Road Downey, CA 90240	12-1-2023 to 11-30-2024	There are no renewal options noted in the lease lease. However, based on the prior lease, 6 months' prior notice was required. If this is the case for the new lease, then notice is due by 5-30-2024 in order to exercise a 1 yr. renewal option. Are we planning to renew this lease for one additional year? If so, we need to give notice to the Landlord by 5-30-2024.	11/30/2024	$3,062.50	Letter of Intent to Exercise Option to Renew Lease for One Year sent to property manager via e-mail on 5-30-2024. We never heard back from property manager. Follow-up e-mail sent to Lourdes Romero inquiring as to status of renewal on 10-8-2024. Per e-mail response from Lourdes on 10-8-2024, she does not believe that they will renew. Per her response e-mail of 10-22-2024, she will speak with Heather and Todd and get back to us. Follow-up e-mail sent to Lourdes on 10-30-2024 inquiring as to status. Per response e-mail from Lourdes on 1-23-2025, she indicated that she followed up with Christina regarding the renewal of the lease, and Christina indicated that she will speak to her partner and get back to Lourdes mid next week. Follow-up e-mail sent to Lourdes on 3-31-2025 inqiring as to status of lease.	
20	**ELIZABETH, NJ**	1175 Elizabeth Avenue Elizabeth, NJ 07201	4-1-2024 to 3-31-2026	Option to renew for an additional two year term with 90 days prior written notice. If extended, the new term shall expire on 3-31-2027 and monthly rent shall be increased to $3,710.00.	3/31/2026	$3,500.00		
21	**FONTANA, CA**	10650-10664 Sierra Avenue Suite 10660-K Fontana, CA 92337	4-1-2022 to 3-31-2025	No further options to renew.	3/31/2025	$2,763.00 (plus $1,350.00 CAM) On 4-1-2023 and at the end of each 12th month thereafter, monthly rent shall be increased by 3%.	Lease for Fontanta is due to expire on 3-31-2025; no further options to renew. E-mail sent to Lourdes Romero on 1-10-2025 inquiring as to status of negotations for a lease amendment or a new lease for the Fontana location. Received e-mail response from Lourdes on 1-23-2025, indicating that she followed up with Landlord to check status on the rates she negotiated, and that she should have an update next week. We never heard back from Lourdes, so a reminder e-mail was sent to Lourdes on 3-31-2025 requesting a status update regarding lease negotations.	
22	**GREENWOOD, IN**	2801 Fairview Place Suite 0 Greenwood, IN 46143	**MONTH-TO-MONTH**	**N/A**	N/A	$1,575.00	**Lease Termination Letter was e-mailed and mailed to Landlord and broker on 2-26-2025. THIS OFFICE WILL BE CLOSING AS OF MARCH 31, 2025.**	
23	**HANOVER, MD**	7550 Teague Road Suite 103 Hanover, MD 21076	7 years and 3 months from 5-16-2018 forward. Lease expires 3 months from 5-16-2025.	One five year option to renew	6-16-2025 (3 months after 5/16/2025)	Year 1: $5,984.58 Year 2: $6,164.12 Year 3: $6,349.04 Year 4: $6,539.52 Year 5: $6,735.70 Year 6: $6,937.77 Year 8: $7,145.91 (plus $1,178.33 CAM)		
24	**HARRISBURG, PA *Also – The Hub**	2225 Sycamore Street Harrisburg, PA 17111	3-31-2019 MONTH-TO-MONTH	N/A	N/A	$1,420.00	On 2-5-2024, Heather Beyer advised that she wishes to keep this lease on a month-to-month basis to keep our options open.	

25	**HENRICO, VA (a/k/a Richmond)**	5950 Brook Road The Shops at Brook Run North, Suite #1 Henrico, VA 23294	2-4-2025 to 2-3-2026	No further options to renew.	2/3/2026	$1,700.00		
26	**JACKSONVILLE, FL**	4195 Southside Blvd. Suite 105 Jacksonville, FL 32216	7-1-2023 to 6-30-2025	No further options to renew.	6/30/2025	$1,900.00 (7-1-2023 – 6-30-2024) $1,957.50 (7-1-2024 – 6-30-2025)	E-mail sent to Heather Beyer on 3-31-2025 inquiring as to whether she plans to stay at the Jacksonville, FL, branch location and, if so, whether there are negotiations in propgress for either a 5th lease amendment or a new lease. Per Heather's response on 3-31-2025, she would like to renew and will follow-up with the landlord.	
27	**KANSAS CITY, MO**	6501 E. Commerce Ave. Suite 130 Kansas City, MO 64120	9-1-2022 to 8-31-2025 **EARLY OUT**: Early termination option no later than May 1st to be effective August 31st, with a penalty fee. If early termination occurs in 2023, penalty is $7,500. If early termination occurs in 2024, penalty is $5,000.	No further options to renew.	8/31/2025	$2,510.00 (9-1-2022 – 8-31-2023) $2,572.25 (9-1-2023 – 8-31-2024) $2,637.07 (9-1-2024 – 8-31-2025)	E-mail sent to Heather Beyer on 2-14-2024 inquiring as to whether she wants to exercise the early termination option. Per response from Heather Beyer on 2-14-2024, she indicated that we are staying at this location (not exercising the early out option; no need for termination notice).	
28	**LAWRENCEVILLE, NJ**	133 Franklin Corner Road Lawrenceville, NJ 08648	10-1-2025 to 9-30-2028	No further options to renew.	9/30/2025	$3,870.00 (10-1-2025 – 9-30-2026) $3,985.00 (10-1-2026 – 9-30-2027) $4,105.00 (10-1-2027 – 9-30-2028)		
29	**LEOMINSTER, MA**	25 Mohawk Drive, Space A Leominster, MA 01453	**MONTH-TO-MONTH**	N/A	N/A	$875.00		
30	**LITHIA SPRINGS, GA (a/k/a Atlanta)**	665 Thornton Way Suite D Lithia Springs, GA 30122	11-1-2021 to 10-31-2022 **STILL WAITING FOR SECOND AMENDMENT** **MONTH-TO-MONTH**	No further options to renew.	10/31/2022		Per Melanie Perez's e-mail response of 10-6-2022, to our e-mail to Heather of 9-19-2022, the property has been sold and the new owners were going to close on 10-18-2022 and that once that is completed they will be reaching out to discuss the new lease. A reminder e-mail was sent to Heather and Melanie on 11-15-2022 inquiring as to the status of the new lease. Further follow-up was sent on 12-19-2022. Per e-mail on 1-20-2023, Melanie Perez advised that she has contacted the new Landlord and we await a lease draft. A further e-mail was sent to Melanie on 3-10-2023 inquiring as to the status of the new lease which we have not yet received. Per Melanie's response, she will reach out to the landlord again. Follow-up email was sent to Melanie and Heather on 4-7-2023 requesting new link for DocuSign to access the new lease/amendment for review. Received Second Amendment to Lease from Heather via e-mail response on 4-7-2023. Second Amendment will be edited and returned for review by Landlord. Redlined draft and final version were returned to Heather via e-mail on 4-12-2023 for review by Landlord. Follow-up e-mail sent to Heather on 5-10-2023 inquiring as to status of amendment. Another follow-up e-mail was sent to Heather and Melanie on 6-19-2023. Per Melanie's response on 6-21-2023, she indicated that she had reached out to the landlord several times and that she would try again today. Since we have not heard back from Melanie regarding the status, another e-mail was sent to both Melanie and Heather on 8-18-2023 requesting the fully signed lease amendment; waiting for a response back. Another follow-up e-mail was sent to Lourdes and Melanie on 10-19-2023 requesting signature by the landlord on the amendment. No response received, so yet another e-mail was sent to Melanie and Lourdes on 11-2-2023 requesting a status update on lease. Per response from Melanie on 11-2-2023, the landlord has not responded and she will reach out again.	
31	**LYNWOOD, CA**	11123 Long Beach Blvd., Unit #6 Oakwood Plaza Lynwood, CA 90262	9-1-2023 to 8-31-2025	Three (3) options to extend for 12 months each, with 3 months prior written notice to Landlord.	8/31/2025	$2,655.50 (9-1-2023 to 8-31-2024) $2,735.00 (9-1-2024 to 8-31-2025)		
32	**MANTECA, CA (a/k/a San Jose)**	1140 S. Main Street Manteca, CA 95337	**MONTH-TO-MONTH** (lease had an expiration date of 5-31-2022)	N/A	N/A	$1,674.98		
33	**MESA, AZ**	Dobson Plaza 28 S. Dobson Road Suite 104 Mesa, AZ 85201	6-1-2023 to 10-31-2025 **EARLY OUT**: 120 days (4 months) notice of cancellation is due by 6-30-2025 if they want to cancel the lease and move out of this location	No further options to renew.	10/31/2025	$2,200.00		
34	**NEW BRUNSWICK, NJ**	150B French Street New Brunswick, NJ 08901	1-1-2025 to 12-31-2026	No further options to renew.	12/31/2026	$5,000.00 (1-1-2025 to 12-31-2025) $5,500.00 (1-1-2026 to 12-31-2026)		
35	**NORWALK, CA**	12100 Imperial Highway Unit 209 Norwalk, CA 90650	**MONTH-TO-MONTH**	N/A	N/A	$1,800.00		
36	**OAKLAND, CA**	401 Roland Way Suite 210 Oakland, CA 94621	Prior Lease term: 12-1-2023 to 11-30-2024 **MONTH-TO-MONTH**	No further options to renew.	11/30/2024	$3,071.00	E-mail sent to Lourdes Romero on 10-8-2024 inquiring as to status of lease negotiations for Oakland location. Follow-up e-mail sent to Lourdes on 10-22-2024 inquiring as to status of new lease. Per e-mail response from Lourdes on 10-23-2024, she is planning to move to another location and will keep us posted. Follow-up reminder e-mail sent to Lourdes on 10-30-2024 regarding status. Per e-mail response from Lourdes on 1-23-2025, she is looking for another office space, and they will continue to be here month to month.	
37	**ORLANDO, FL**	6220 S. Orange Blossom Trail, Unit 142/310 Orlando, FL 32809	4-1-2022 to 3-31-2025	No further options to renew.	3/31/2025	$2,500.00 (4-1-2022 – 3-31-2023) $2,625.00 (4-1-2023 – 3-31-2024) $2,782.50 (4-1-2024 – 3-31-2025) (need to add tax)	Lease expires on 3-31-2025. There are no further options to renew. E-mail sent to Heather on 1-3-2025 inquiring as to whether there are new lease negotiations in progress. Per e-mail reply back from Heather on 1-3-2025, she indicated that she wants to renew and that she will get Melanie to work on the renewal. Per reply back from Suzette to Heather on 1-3-2025, we will need a new lease or a Lease Addendum/Amendment from the landlord as there are no further options to renew. Follow-up e-mail sent to Heather on 3-31-2025 inquiring as to status of lease negotiations. E-mail sent from Heather to Melanie on 3-31-2025 asking her to please address. Per e-mail response from Melanie on 3-31-2025, she will contact the new management - what she does know is that they have changed management several times already, but she will make sure to follow up.	
38	**OXNARD, CA**	300 E. Esplanade Drive Suite 460 Oxnard, CA 93036	11-1-2023 to 4-30-2026	One option to renew for a one year perriod	4/30/2026	11-1-2023 to 10-31-2024 ($4,620.20) 11-1-2024 to 10-31-2025 ($4,758.81) 11-1-2025 to 4-30-2026 ($4,901.57)		
39	**PARAMUS, NJ**	Paramus Plaza IV 12 N. State Route 17 Suite 222 Paramus, NJ 07652	**MONTH-TO-MONTH**	N/A	N/A	$2,506.15		
	PASSAIC, NJ	16 Broadway Passaic, NJ 07055	3-1-2024 to 2-29-2026	Option to renew for an additional 5 year term with 60 days prior notice. 60 days prior notice also required to notify landlord of intention to vacate at end of term.	2-29-2026	$2,700.00 (3-1-2024 to 2-29-2025) $2,781.00 (3-1-2025 to 2-29-2026)	**NO**TE: Branch is scheduled to move out of old Passaic office located at 176 Jefferson St., effective April 1, 2024. Per e-mail confirmation from Raul Berberena on April 30, 2024, the branch formerly located at 176 Jefferson St., officially moved out of the Passaic location effective April 1, 2024.	
41	**PENNSAUKEN, NJ**	4917 Westfield Avenue First Floor Pennsauken, NJ 08110	2-1-2025 to 2-28-2026	Option to renew for one additional year with 60 days prior written notice; lease will automatically renew for another year with a rent increase of $100 per month.	2/28/2026	$1,600.00		
42	**PERTH AMBOY, NJ (Edison office combined)**	159 New Brunswick Ave. Perth Amboy, NJ 08861	3-1-2024 to 2-28-2026	No further options noted in renewal letter of 8-25-2022. However, based on paragraph 28 of lease, the prior option to renew required 180 days' prior written notice (so, that would be 6 months by 8-28-2025).	2/28/2026	$3,700.00		
43	**PHILADELPHIA, PA**	4319 N. 5th Street 1st Floor Philadelphia, PA 19140	6-1-2024 to 5-31-2025	Option to renew for an additional one year term (and 5% rent increase) with 30 days prior written notice by 4-30-2025.	5/31/2025	$1,507.53 (5% increase)	Lease expires on 5-31-2025. There is an option to renew for one year with 30 days notice by 4-30-2025. E-mail sent to Raul Berberena on 3-31-2025 inquiring as to whether or not he plans to stay at this location and, if so, whether he wishes to exercise the option to extend for one year. Per e-mail	
44	**PHILADELPHIA, PA**	Two Penn Center Plaza 1880 JFK Blvd. Suite 1900 Philadelphia, PA 19103	11-1-2024 to 10-31-2025	No further options to renew.	10/31/2025	$2,827.79		
45	**PHOENIX, AZ**	4135 N. 108th Avenue Bldg. "J", Suite #101 Phoenix, AZ 85037	11-1-2022 to 10-31-2025 **EARLY OUT**: Per Third Amendment, Tenant shall have right to cancel lease with 120 days' (4 months) written notice to landlord after 2nd year of new lease term (namely, after 10-31-2024).	No further options to renew.	10/31/2025	$4,337.57 ($2,477.57 base rent plus $230 tax, plus $1,630 operating expenses)	Per e-mail response from Michelle Schultz on 10-8-2024, she will be staying at the Phoenix, AZ location and will not be exercising the Early Out Option with 4 months' notice after 10-31-2024.	
46	**PITTSTON, PA**	441-443 North Main Street – Unit 441B Pittston, PA 18640	11-7-2024 to 11-6-2025	Term of the lease shall be automaticall extended for 1 additional 1 year term, unless 90 day's prior notice of cancellation is given by 8-5-2025. (Even though the lease is automatically renewed, we always sent notice of of our intent to renew, which would be due by 8-5-2024.) If automatically renewed, rent will increase by 2.5% over prior year's rent.	11/6/2025	$879.90		
47	**PLAINFIELD, NJ**	115 Park Avenue Plainfield, NJ 07060	4-1-2025 to 3-31-2027	No further options to renew.	3/31/2027	$3,473.00 (4-1-2025 to 3-31-2026) $3,647.00 (4-1-2026 to 3-31-2027)		
48	**RALEIGH, NC (a/k/a Durham)**	Emporium Plaza 3501 Capital Boulevard Suite 111 Raleigh, NC 27604	10-1-2025 to 9-30-2026	Three (3) options to extend for one year each, with 6 months prior written notice to Landlord (due by 3-31-2026). Monthly rent for each renewal period shall continue to increase each October 1st by three (3%) percent.	9/30/2026	10-1-2024 to 9-30-2025: $1,890.50 (plus $379.17 CAM) (Total: $2,269.67) 10-1-2025 to 9-30-2026: $2,127.77 (plus $379.17 expenses) (Total: $2,506.94)		
49	**RIVERSIDE, CA**	3724 B La Sierra Riverside, CA 92505	6-1-2023 to 5-31-2026	One two year option to renew with six month's written notice by 11-30-2025.	N/A	$2,300.00 (plus $734.26 CAM) 3% increase in rent on June 1st of each year, starting on June 1, 2024.		
50	**SAN FERNANDO, CA (takes place of Granada Hills)**	1048 San Fernando Road San Fernando, CA 91340	7-1-2024 to 6-30-2027	No further options to renew. However, prior lease amendment required 180 days (6 months) notice to renew. If renewing, letter of intent must be mailed by 12-30-2026.	6/30/2027	Year 3: $3,713.15 Year 4: $3,824.55 Year 5: $3,939.29		

51	**SMYRNA, TN (Nashville)**	529 Enon Springs Road East Smyrna, TN 37167	4-1-2023 to 3-31-2026 **EARLY OUT OPTIONS:** **Option One** At least 60 days prior to the end of the initial 12 months of this lease, Tenant may terminate the remaining 24 months of this lease. A termination penalty equaling four (4) months rent plus the loss of the security deposit will be assessed to Tenant and must be paid prior to end of initial 12 month lease period. **Option Two** At least 60 days prior to the end of the initial 24 months of this lease, Tenant may terminate the remaining 12 months of this lease. A termination penalty equaling two (2) months rent plus the loss of the security deposit will be assessed to Tenant. and must be made prior to end of initial 24 month lease period.	No additional renewal options available.	3/31/2026	Year 1: $1,700.00 Year 2: $1,750.00 Year 3: $1,800.00		
52	**ST. PETERSBURG, FL**	1122 and 1124 94TH Avenue North St. Petersburg, FL 33702	**MONTH-TO-MONTH**	N/A	N/A	$1,388.40		
53	**SUNRISE, FL (a/k/a Lauderhill/ Plantation)**	4300 N. University Drive Suite D-103 Lauderhill, FL 33351	6-1-2024 to 5-31-2025	No further options to renew.	5/31/2025	$2,022.17 (plus Florida sales tax)	E-mail sent to Heather Beyer on 3-31-2025 inquiring as to whether she plans to stay at the Lauderhill (aka Sunrise), FL, branch location and, if so, whether there are negotiations in propgress for either a 9th lease amendment or a new lease. Per e-mail resppnse from Heather on 3-31-2025, she has already spoken with the landlord and should have a new lease amendment in the next month.	
54	**TALLAHASSEE, FL**	Woodcrest Office Park 325 John Knox Road Suite 115, Building C Tallahassee, FL 32803	1-1-2025 to 12-31-2025	2 more one-year options to renew. 60 days' notice to renew is due by 10-31-2025.	12/31/2025	$980.00 plus sales tax Option 1: 1-1- 2025 - 12-31-2025 (RENT: $1,009.38) Option 2: 1-1- 2026 - 12-31-2026 (RENT: $1,039.67) Option 3: 1-1- 2027 - 12-31-2027 (RENT: $1,070.80)		
55	**TRENTON, NJ**	168 Hamilton Avenue Trenton, NJ 08611	3-1-2025 to 2-28-2026	No further options to renew.	2/28/2026	$2,604.00 (3-1-2025 – 2-28-2026) (includes 3% increase over last term)		
56	**UNION CITY, NJ**	341-B 47th Street Union City, NJ 07087	9-1-2023 to 8-31-2025	No further options to renew	8/31/2025	$2,910.00 (9-1-2023) $2,997.30 (9-1-2024)		
57	**VINELAND, NJ**	801 East Landis Avenue First Floor Unit Vineland, NJ 08360	7-1-2024 to 6-30-2025	No further options to renew.	6/30/2025	$1,430.00		
58	**WILMINGTON, DE**	639 West Newport Pike Unit 20 Greystone Plaza Wilmington, DE 19804	3-1-2025 to 5-31-2025	No further options to renew.	5/31/2025	$1,696.21		

SCHEDULE 6.09

ENVIRONMENTAL MATTERS

Lyneer Borrowers

None.

IDC

None.

<u>SCHEDULE 6.10</u>

INSURANCE

(*See attached.*)

Schedule of Insurance
Lyneer Staffing Solutions LLC
133 Franklin Corner Rd Lawrenceville, NJ 08648

Notice: This statement is not intended to describe the coverage granted by any of the policies mentioned, but is solely for use in identifying the policies for disclosure purposes.

Coverage	Policy Period	Policy No.	Carrier	Limits of Liability	Premium at Inception

Schedule of Insurance
Lyneer Staffing Solutions LLC
133 Franklin Corner Rd Lawrenceville, NJ 08648

Notice: This statement is not intended to describe the coverage granted by any of the policies mentioned, but is solely for use in identifying the policies for disclosure purposes.

Coverage	Policy Period	Policy No.	Carrier	Limits of Liability	Premium at Inception
PACKAGE POLICY General Liability (part of Package)	2/19/25-2/19/26	PHPK2657340	Philadelphia Indemnity Insurance Company	General Liability $2,000,000 – General Aggregate $2,000,000 – Products/Completed Operations Aggregate $1,000,000 – Personal & Advertising Injury Liability $1,000,000 – Each Occurrence $1,000,000 – Damage to Premises Rented to You $20,000 – Medical Payments $25,000 – Crisis Management Bodily Injury Liability and/or Property Damage Liability Combined Deductible: $5,000 Per Claim Deductible – Property Damage Extension: $1,000 Terrorism: Included Est. p/r $314,000,000 Additional Insured: GL Lyneer Investments, LLC Lyneer Holdings, Inc. County of Volusia BMO Harris Bank N.A., as Administrative Agent its ISAOA ATIMA Island Plaza Realty LLC SPP Credit Advisors, LLC as Agent, ISAOA ATIMA Brady Brothers LLC Named Insured: All coverage parts Lyneer Staffing Solutions, LLC dba Lyneer Search Lyneer Staffing Solutions, LLC dba Advance Management Services Lyneer Staffing Solutions, LLC dba Endurix National Staffing Lyneer Staffing Solutions, LLC dba Financial Additions	Property $14,288.53 General Liability $160,667.56 Auto $5,767.25 Employee Benefits Liability $1,007.01 Professional Liability $22,483.25 Sexual/Physical Abuse $9,858.49 TOTAL: $214,072.09 including taxes & fees

Schedule of Insurance
Lyneer Staffing Solutions LLC
133 Franklin Corner Rd Lawrenceville, NJ 08648

Notice: This statement is not intended to describe the coverage granted by any of the policies mentioned, but is solely for use in identifying the policies for disclosure purposes.

Abusive Acts Coverage (part of package)		Included in Package	Included in Package	$1,000,000 each Abusive Act $1,000,000 Aggregate Deductible: $1,000	Included in Package
Employee Benefits Admin Liability (part of package)		Included in Package	Included in Package	CLAIMS MADE COVERAGE Retroactive Date: 2/19/21 $1,000,000 Each Claim $2,000,000 Aggregate Deductible: $Nil	Included in Package
Business Automobile Liability (part of Package)		Included in Package	Included on Package	<u>Hired & Non-Owned Auto Liability</u> $1,000,000 – Liability Combined Single Limit Deductible: $Nil	Included in Package
Professional Liability (part of Package)		Included in Package	Included on Package	$1,000,000 – Each Claim (Occurrence based coverage) $2,000,000 – Aggregate Deductible: $25,000 Allied Healthcare Services included for coverage <u>Additional Insured:</u> Blanket where required by written contract	Included in Package
Property Insurance (part of Package)	2/19/25-2/19/26	Included in Package	Included on Package	Please refer to the Schedule of Locations and Values for listing of insured locations and Personal Property and Business Interruption values. <u>Sublimit:</u> Valuable Papers and Records: $100,000 Property Away from Premises: $500,000 Property In Transit: $100,000; $10,000 for Common Carrier Off Premises Power Failure: $50,000 <u>Excluded</u>: Earthquake: Excluded	Included in Package
Coverage	Policy Period	Policy No.	Carrier	Limits of Liability	Premium at Inception

Schedule of Insurance
Lyneer Staffing Solutions LLC
133 Franklin Corner Rd Lawrenceville, NJ 08648

Notice: This statement is not intended to describe the coverage granted by any of the policies mentioned, but is solely for use in identifying the policies for disclosure purposes.

Coverage	Policy Period	Policy No.	Carrier	Limits of Liability	Premium at Inception
				Flood: Excluded Mold/Fungus: Limited Virus/Bacteria/Disease: Excluded Sinkhole Collapse: Excluded Deductible: $1,000 Waiting Period: 72 hours Coinsurance: 80% Lenders Loss Payable: BMO Harris Bank N.A., as Administrative Agent its ISAOA ATIMA	
Umbrella Liability	2/19/25-2/19/26	PHUB901201	Philadelphia Indemnity Insurance Company	$10,000,000 – General Aggregate Limit $10,000,000 – Products-Completed Operations Aggregate Limit $10,000,000 – Each Occurrence $10,000,000 – Personal & Advertising Injury Limit Retained Limit: $10,000 Provides coverage in excess of underlying General Liability, Auto Liability, Professional Liability & Employee Benefits Liability. Does not provide coverage in excess of Employers Liability or Abusive Acts coverage. Terrorism: Excluded	$64,186.00 plus $192.56 taxes
Crime - $5M Limit	2/21/25-2/21/26	P-001-000313453-06	Axis Insurance Company	Limits per Occurrence $5,000,000 – Theft of Insured Entity’s Property $5,000,000 – Theft of Client’s Property $5,000,000 – Forgery of Negotiable Instruments	$32,766.00 plus $196.60 NJ PLIGA Tax

Schedule of Insurance
Lyneer Staffing Solutions LLC
133 Franklin Corner Rd Lawrenceville, NJ 08648

Notice: This statement is not intended to describe the coverage granted by any of the policies mentioned, but is solely for use in identifying the policies for disclosure purposes.

Coverage	Policy Period	Policy No.	Carrier	Limits of Liability	Premium at Inception
				$100,000 – Legal Expense $5,000,000 – Forgery of Payment Card Instructions $5,000,000 – Inside the Premises $5,000,000 – In Transit $5,000,000 – Money Order or Counterfeit Currency Fraud $5,000,000 – Computer Transfer Fraud $100,000 – Restoration Expense $5,000,000 – Funds Transfer Fraud $100,000 – Social Engineering Fraud $100,000 – Investigation Expense Retention: $50,000 except Nil for Legal Expense; $10,000 for Restoration Expense; $0 for Investigation Expense	
Employment Practices Liability	8/31/24-8/31/25	8400-3785	Chubb Insurance Company	$2,500,000 – Aggregate for all Claims $2,500,000 – for each Employment Practices Wrongful Act Claim $2,500,000 – Third Party Wrongful Act Coverage $250,000 – Self-Insured Retention: Each and Every Claim	$211,914.00 plus $1,059.57 Tax Premium Fully Earned at Inception
Employment Practices Liability (Excess)	8/31/24-8/31/25	01-424-97-94	AIG Insurance Company	$2,500,000 – Aggregate for all Claims (excess liability) Total combined aggregate limit: $5,000,000	$116,553.00 plus $583.00 NJ Surcharge
Cyber Liability	2/21/25-2/21/26	CYB-108158089-00	Travelers Ins. Co.	3rd Party Liability Coverages: $5,000,000 – Network & Info Security; $100,000 Retention $5,000,000 – Regulatory Defense & Penalties; $100,000 Retention $5,000,000 – Multimedia Content Liability; $100,000 Retention $5,000,000 – PCI Fines & Assessments; $100,000 Retention 1st Party Liability Coverages: $5,000,000 – Breach Response; $100,000 Retention $5,000,000 – Crisis Management & Public Relations; $100,000 Retention $5,000,000 – Cyber Extortion; $100,000 Retention	$69,900.00 plus $3,495.00 surplus lines tax

Schedule of Insurance
Lyneer Staffing Solutions LLC
133 Franklin Corner Rd Lawrenceville, NJ 08648

Notice: This statement is not intended to describe the coverage granted by any of the policies mentioned, but is solely for use in identifying the policies for disclosure purposes.

				$5,000,000 – Business Interruption & Extra Expenses; $100,000 Retention; 8 hours waiting period $5,000,000 – Digital Asset Restoration; $100,000 Retention $250,000 – Funds Transfer Fraud; $100,000 Retention $1,000,000 – RHL. Reputational Harm Loss; Waiting period: 14days $250,000 – IM. Invoice Manipulation; $100,000 Retention $50,000 – CR. Criminal Reward Coverage; $100k Retention $50,000 – PL – Forensic Accounting Costs	
D&O/Fiduciary Run-off	2/21/18-2/21/24	1000620738181	Starr	Limits/Retention $5,000,000 – D&O Limit; $50,000 – Retention All Claims (Ins. Agreement B & C) $1,000,000 – Fiduciary Limit <u>Sublimit</u> $50,000 – D&O: Derivative Demand Coverage $25,000 – Fiduciary: HIPAA Claim Coverage $25,000 – Fiduciary: Voluntary Compliance Program Coverage	$59,018 plus $354.11 NJ PLIGA Tax
D&O/Fiduciary Run-off	8/31/21-8/31/27	MKLV1MML000411	Evanston Insurance Company	$6,000,000 – Combined Policy Aggregate – All Coverage Parts $5,000,000 – Executive Liability; $50,000 Retention $5,000,000 – Executive Indemnification Liability; $50,000 Retention $5,000,000 – Organization Liability; $50,000 Retention $5,000,000 – Investor Defense; $50,000 Retention $1,000,000 – Fiduciary Liability; $0 Retention $500,000 – Shareholder Derivative Demand; $0 Retention $1,000,000 – Employed Lawyers Liability; $25,000 Retention	$63,567 plus $3,178.35 surplus lines tax
Fiduciary	8/31/24-8/31/25	SFD31212074	Encore Ins Co.	$1,000,000 – Aggregate Limit of Liability $100,000 – Voluntary Compliance Program Expenditures Sublimit $100,000 – ERISA 502(c) Civil Penalties Sublimit $100,000 – HIPAA and HITECH Fines and Penalties Sublimit $100,000 – PPACA Fines and Penalties Sublimit $100,000 – Section 4975 Penalties Sublimit Retention: $10,000 each Claim	$3,158.00 plus $18.95 Pliga tax

Schedule of Insurance
IDC Technologies, Inc.
920 Hillview Court, Suite 250, Milpitas, CA 95035

Notice: This statement is not intended to describe the coverage granted by any of the policies mentioned, but is solely for use in identifying the policies for audit purposes. The policies must be consulted for a full description of coverage.

Coverage	Policy Period	Policy No.	Carrier	Limits of Liability	Premium at Inception
Package Policy General Liability (part of Package)	10/10/24-10/10/25	57 UUN BF2XTK	Hartford Fire Insurance Company	General Liability $2,000,000 – General Aggregate $2,000,000 – Products/Completed Operations Aggregate $1,000,000 – Personal & Advertising Injury Liability $1,000,000 – Each Occurrence $1,000,000 – Fire Legal Liability $10,000 – Medical Expense Deductible: N/A Terrorism: Excluded Est. Sales: $3,330,000 Additional Insured: GL KAISER PERMANENTE KAISER FOUNDATION HEALTH PLAN INC TESLA INC QUANTRONIX INC & ITS CLIENTS TEKSYSTEMS INC & TEKSYSTEMS CUSTOMERS ETEAM INC PARAGON SOLUTIONS INC CHRISTPUS SANTA ROSA HEALTHCARE CORP KELLY SERVICES INC M I S I COMPANY LTD AND CLIENTS BEACON HILL GROUP LLC RANDSTAD US MATRIX MEDICAL KEANE INC STRYKER Named Insured: All coverage parts IDC Technologies, Inc	TOTAL: $3,524.00 including taxes & fees

Schedule of Insurance
IDC Technologies, Inc.
920 Hillview Court, Suite 250, Milpitas, CA 95035

Notice: This statement is not intended to describe the coverage granted by any of the policies mentioned, but is solely for use in identifying the policies for audit purposes. The policies must be consulted for a full description of coverage.

Coverage	Policy Period	Policy No.	Carrier	Limits of Liability	Premium at Inception
Employee Benefits Liability (part of Package)	10/10/24-10/10/25	Included in Package	Included in Package	CLAIMS MADE COVERAGE Retroactive Date: 12/13/2010 $1,000,000 each Claim $2,000,000 Aggregate	Included in Package
Business Automobile Liability	10/10/24-10/10/25	57 UEN BB6741	HARTFORD INSURANCE GROUP	$1,000,000 – Liability Combined Single Limit Hired & Non-Owned Auto Liability Deductible: $1,000	$8,904
Property Insurance (part of Package)	10/10/24-10/10/25	Included in Package	Included on Package	Business Personal Property: $112,000 Business Income and Extra Expense: $250,000 Sublimits: Spoilage $100,000 Hazardous Substances $100,000 Expediting Expenses $100,000 Excluded: Earthquake: Excluded Flood: Excluded Mold/Fungus: Excluded Virus/Bacteria/Disease: Excluded Sinkhole Collapse: Excluded Deductible: $2,500	Included in Package
Professional Liability	10/10/24-10/10/25	G4749509A 001	ACE American Insurance Company	$1,000,000 – Each Claim $1,000,000 – Aggregate Retention: $50,000	$20,000 plus $350 taxes
Cyber Liability	10/10/24-10/10/25	G4749509A 001	ACE American Insurance Company	3rd Party Liability Coverages: $1,000,000 – Network & Info Security; $50,000 Retention $1,000,000 – Penalties; $50,000 Retention	Included in the Professional Liability

Schedule of Insurance
IDC Technologies, Inc.
920 Hillview Court, Suite 250, Milpitas, CA 95035

Notice: This statement is not intended to describe the coverage granted by any of the policies mentioned, but is solely for use in identifying the policies for audit purposes. The policies must be consulted for a full description of coverage.

Coverage	Policy Period	Policy No.	Carrier	Limits of Liability	Premium at Inception
				1st Party Liability Coverages: $1,000,000 – Breach Response; $50,000 Retention $1,000,000 – Business Interruption & Extra Expenses; $50,000 Retention $1,000,000 – Digital Asset Restoration; $50,000 Retention	
Umbrella Liability	10/10/24-10/10/25	57 XHU BH0MDN	Hartford Casualty Insurance Company	$5,000,000 – General Aggregate Limit $5,000,000 – Products-Completed Operations Aggregate Limit $5,000,000 – Each Occurrence $5,000,000 – Bodily Injury By Disease Aggregate Limit Provides coverage in excess of underlying General Liability, Auto Liability, Employers Liability, Foreign Employers Responsibility, Employee Benefits Liability & Foreign General Liability. Terrorism: Excluded	$3,030.00 including taxes & fees
Crime - $3M Limit	10/10/24-2/20/25	106740598	Travelers Casualty and Surety Company of America	Loss Sustained Policy Limits per Occurrence $3,000,000 – Employee Theft of Client Property	$11,149.00 including taxes & fees
Employment Practices Liability	8/22/24-8/22/25	EPG0041823	RLI Insurance Company	$1,000,000 – Aggregate $1,000,000 – Each Claim RETENTIONS: Each Claim for an Wrongful Employment Act: $50,000 Each Claim for a Third Party Wrongful Act: $50,000 CONTINUITY DATE: February 28, 2012	Including D&O, EPLI, and Fiduciary Liability, the total premium is $50,000 including taxes & fees
Workers Comp	1/10/25-1/10/26	57 WE BN9C02	Rated by Multiple	Employers Liability $1,000,000 each accident – Bodily injury by Accident	$18,621 including taxes &

Schedule of Insurance
IDC Technologies, Inc.
920 Hillview Court, Suite 250, Milpitas, CA 95035

Notice: This statement is not intended to describe the coverage granted by any of the policies mentioned, but is solely for use in identifying the policies for audit purposes. The policies must be consulted for a full description of coverage.

Coverage	Policy Period	Policy No.	Carrier	Limits of Liability	Premium at Inception
			Companies	$1,000,000 policy limit – Bodily injury by Disease $1,000,000 each employee – Bodily injury by Disease	fees
ERISA Bond	5/15/24-5/15/25	32S575737	The Ohio Casualty Insurance Company	Bond amount: $250,000	$327 including taxes & fees

SCHEDULE 6.12

PENSION PLANS

Lyneer Borrowers

None.

IDC

None.

SCHEDULE 6.13

SUBSIDIARIES AND EQUITY INTERESTS

LYNEER INVESTMENTS, LLC

Owner	Units	Ownership Percentage
ATLANTIC INTERNATIONAL CORP		100%

LYNEER HOLDINGS INC.

Owner	Shares	Ownership Percentage
LYNEER INVESTMENTS, LLC	1000 Common	**100%**

LYNEER STAFFING SOLUTIONS, LLC

Owner	Units	Ownership Percentage
LYNEER HOLDINGS INC.	100 Units	**100%**

IDC TECHNOLOGIES, INC.

Owner	Units	Ownership Percentage
PRATEEK GATTANI	2,200 Units	**100%**

IDC TECHNOLOGIES (CANADA) INC.

Owner	Units	Ownership Percentage

IDC Technologies, Inc.	1,000 Units	**100%**

IDC TECHNOLOGIES MEXICO SA DE CV

Owner	Units	Ownership Percentage
PRATEEK GATTANI	45 Units	9%
IDC Technologies, Inc.	455 Units	91%

SCHEDULE 6.18

LABOR MATTERS

Lyneer Borrowers

None.

IDC

None.

SCHEDULE 6.19

DEPOSIT ACCOUNTS, SECURITIES ACCOUNTS AND COMMODITY ACCOUNTS

Bank	ABA	Account #	Account Name	Address	Type/Use
Webster Bank	221970443	6700392794	Lyneer Staffing Solutions, LLC	133 Franklin Corner Road, Lawrenceville, NJ 08648	Collections
BMO Bank	3197936	071000288	Lyneer Staffing Solutions, LLC	133 Franklin Corner Road, Lawrenceville, NJ 08648	Operating
BMO Bank	3197936	071000288	Lyneer Staffing Solutions, LLC	133 Franklin Corner Road, Lawrenceville, NJ 08648	Collections
First Bank	031209924	2040006112	Lyneer Staffing Solutions, LLC	133 Franklin Corner Road, Lawrenceville, NJ 08648	Operating
Bridge Bank	121143260	5501344559	IDC Technologies, Inc.	920 Hillview Ct, Suite 250 Milpitas, CA 95035	Operating Account
Western Alliance Bank	122105980	8985984048	IDC Technologies, Inc.	920 Hillview Ct, Suite 250 Milpitas, CA 95035	Escrow Account

BMO Harris Bank	071000288	2956860	IDC Technologies, Inc	920 Hillview Ct, Suite 250 Milpitas, CA 95035	Operation Collection Account
BMO Harris Bank	071000288	2956886	IDC Technologies, Inc	920 Hillview Ct, Suite 250 Milpitas, CA 95035	Operation

SCHEDULE 6.22

BROKERS

Lyneer Borrowers

None.

IDC

None.

SCHEDULE 6.24

MATERIAL CONTRACTS LYNEER

CUSTOMERS:

1. United Parcel Service Oasis Supply Corporation

   a. Master Staffing Services Agreement, dated as of January 1, 2023, by and betweenLyneer Staffing Solutions LLC and United Parcel Service Oasis Supply Corporation. (the "UPS Staffing Agreement").

   b. Amendment No. 2 to the Statement of Work 1, dated June 12, 2023, by and between Lyneer Staffing Solutions, LLC and United Parcel Service Oasis Supply Corporation.

   c. Amendment No. 3 to the Statement of Work 1, dated August 21, 2023, by and between Lyneer Staffing Solutions, LLC and United Parcel Service Oasis Supply Corporation.

   d. Amendment No. 4 to the Statement of Work 1, dated November 13, 2023, by and between Lyneer Staffing Solutions, LLC and United Parcel Service Oasis Supply Corporation.

2. Global Mail Inc ("DHL eCommerce")

   a. Staffing and Recruiting Services Agreement, dated as of May 12, 2019, by and between, Lyneer Staffing Solutions LLC and Global Mail Inc. and its affiliated entities, as amended by that certain Attachment, effective as of October 27, 2019

      i. Attachment A to the Staffing and Recruiting Services Agreement, dated as of October 27, 2019 (Avenel, NJ)

      ii. Attachment A to the Staffing and Recruiting Services Agreement, dated as of June 23, 2019 (Compton, CA)

      iii. Attachment A to the Staffing and Recruiting Services Agreement, dated as of August 18, 2019 (Forest Park, GA)

      iv. Attachment A to the Staffing and Recruiting Services Agreement, dated as of June 23, 2019 (Melrose Park, IL)

      v. Attachment A to the Staffing and Recruiting Services Agreement, dated as of October 27, 2019 (Phoenix, AZ)

      vi. Attachment A to the Staffing and Recruiting Services Agreement, dated as of October 13, 2019 (Raleigh, NC)

vii. Attachment A to the Staffing and Recruiting Services Agreement, dated as of May 12, 2019 (Union City, CA)

viii. Attachment A to the Staffing and Recruiting Services Agreement, dated as of September 15, 2019 (Union City, CA)

ix. Attachment A to the Staffing and Recruiting Services Agreement, dated as of October 13, 2019 (Raleigh, NC)

x. Attachment A to the Staffing and Recruiting Services Agreement, dated as of March 22, 2020 (Raleigh, NC)

xi. Attachment A to the Staffing and Recruiting Services Agreement, dated as of June 13, 2021 (Mableton, GA)

xii. Attachment B to the Staffing and Recruiting Services Agreement, dated as of October 27, 2019 (Avenel, NJ)

xiii. Attachment B to the Staffing and Recruiting Services Agreement, dated as of June 23, 2019 (Melrose Park, IL)

xiv. Attachment B to the Staffing and Recruiting Services Agreement, dated as of October 27, 2019 (Phoenix, AZ)

xv. Attachment B to the Staffing and Recruiting Services Agreement, dated as of May 12, 2019 (Union City, CA)

xvi. Attachment B to the Staffing and Recruiting Services Agreement, dated as of October 13, 2019 (Raleigh, NC)

3. Wonderful Citrus

a. Temporary Staffing Business Agreement, dated as of January 15, 2021, by and between, Lyneer Staffing Solutions, LLC and Wonderful Citrus Packing LLC (California)

b. Temporary Staffing Business Agreement, dated as of January 15, 2021, by and between, Lyneer Staffing Solutions, LLC and Wonderful Citrus Packing LLC (Texas)

c. Temporary Staffing Business Agreement, dated as of April 21, 2021, by and between Lyneer Staffing Solutions, LLC and Wonderful Citrus Packing LLC (New Jersey)

d. Amendment to Temporary Staffing Business Agreement, effective as of December 4, 2023, by and between Lyneer Staffing Solutions, LLC and Wonderful Citrus Packing LLC (not signed)

e. Second Amendment to Temporary Staffing Business Agreement, effective as of January 29, 2024 (signed January 23, 2024), by and between Lyneer Staffing Solutions, LLC and Wonderful Citrus Packing LLC

f. Third Amendment to Temporary Staffing Business Agreement, signed on October 8, 2024, by and between Lyneer Staffing Solutions, LLC and Wonderful Citrus Packing LLC

4. Liquid Graphics Inc.

   a. Staffing Agreement, dated as of January 22, 2020, by and between, Lyneer Staffing Solutions, LLC and Liquid Graphics Inc.

5. Bon Appetit Danish, Inc.

   a. Staffing Agreement, dated as of July 19, 2018, by and between Lyneer Staffing Solutions, LLC and Bon Appetit Danish, Inc., as amended by that certain Addendum, dated as of July 19, 2018

6. Land, Air, Sea and Rail Logistics, LLC dba Lasar Logistics

   a. Staffing Agreement, dated as of February 23, 2023, by and between Lyneer Staffing Solutions, LLC and Land, Air, Sea and Rail Logistics, LLC

   b. Amendment One to the Staffing Agreement, dated as of January 22, 2024, by and between Lyneer Staffing Solutions, LLC and Land, Air, Sea and Rail Logistics, LLC

7. Future Foam, Inc.

   a. Staffing Agreement, dated as of May 13, 2021, by and between Lyneer Staffing Solutions, LLC and Future Foam, Inc.

8. Allied Beverage Group L.L.C.

   a. Staffing Agreement, dated as of August 16, 2023, by and between Lyneer Staffing Solutions, LLC and Allied Beverage Group, L.L.C.

9. Sojo Industries, Inc.

   a. Staffing Agreement, dated as of August 4, 2023, by and between Lyneer Staffing Solutions, LLC and Sojo Industries, Inc.

10. Urban Leaf Co. DBA: The Produce Company

    a. Staffing Agreement, dated as of July 26, 2022, by and between Lyneer Staffing Solutions, LLC and Urban Leaf Co. DBA: The Produce Company

b. Amendment One to the Staffing Agreement, dated as of November 7, 2022 (but effective as of October 31, 2022), by and between Lyneer Staffing Solutions, LLC and Urban Leaf Co. DBA: The Produce Company

c. Amendment Two to the Staffing Agreement, dated as of December 4, 2023, by and between Lyneer Staffing Solutions, LLC and Urban Leaf Co. DBA: The Produce Company

11. Fashion Logistics

    a. Staffing Agreement, dated November 1, 2021, by and between Lyneer Staffing Solutions, LLC and Fashion Logistics, Inc.

12. Salsbury Industries

    a. Staffing Agreement, dated as of June 29, 2020, by and between Lyneer Staffing Solutions, LLC and Salsbury Industries

    b. Amendment One to the Staffing Agreement, dated as of March 8, 2021, by and between Lyneer Staffing Solutions, LLC and Salsbury Industries

    c. Amendment Two to the Staffing Agreement, dated as of November 25, 2024, by and between Lyneer Staffing Solutions, LLC and Salsbury Industries

13. VMS – DHL – Robbinsville (see number 2 above)

14. Fashion Distribution (General Payroll)

    a. Staffing Agreement, dated as of February 24, 2025, by and between Lyneer Staffing Solutions, LLC and Fashion Distribution Services

15. List Logistics, LLC

    a. Staffing Agreement, dated as of June 8, 2022, by and between Lyneer Staffing Solutions, LLC and List Logistics, LLC

16. Fashion Distribution - Pennsylvania (see number 14 above)

17. International Cargo Terminal

    a. Staffing Agreement, dated as of February 15, 2019, by and between Lyneer Staffing Solutions, LLC and International Cargo Terminal

18. Instruments Transformer – General Electric Company/GE Grid Solutions, LLC

    a. Master Services Agreement and Statement of Work, dated as of August 24, 2022, but effective as of November 7, 2022, by and between Lyneer Staffing Solutions,

LLC and General Electric Company, acting through its GE Grid Solutions, LLC business

b. Amendment 1 to Statement of Work, dated as of July 21, 2023, by and between Lyneer Staffing Solutions, LLC and GE Grid Solutions

19. Melissa and Doug LLC

    a. Staffing Service Agreement, dated as of April 27, 2020, by and between Lyneer Staffing Solutions, LLC and Melissa and Doug LLC

20. Munchkin, Inc.

    a. Staffing Agreement, dated as of October 6, 2020, by and between Lyneer Staffing Solutions, LLC and Munchkin, Inc.

    b. Client Insurance Form, dated as of March 28, 2024, by and between Lyneer Staffing Solutions, LLC and Munchkin, Inc.

VENDORS:

1. Employers Personnel, LLC

    a. Service Agreement, dated as of February 19, 2018 by and between Lyneer Staffing Solutions, LLC and Employer's HR, LLC

    b. Amendment to Lyneer Service Agreement, dated as of March 31, 2020, by and between Lyneer Staffing Solutions, LLC and Employers HR LLC

    c. Second Amendment to Service Agreement, dated as of August 31, 2021, by and between Lyneer Staffing Solutions, LLC and Employer's HR LLC

    d. Third Amendment to Service Agreement, dated as of December 6, 2021, by and between Lyneer Staffing Solutions, LLC and Employers HR LLC

    e. Fourth Amendment to Service Agreement, dated as of June 23, 2023, by and between Lyneer Staffing Solutions, LLC and Employers Personnel LLC

    f. Fifth Amendment to Service Agreement, dated as of March 21, 2025, by and between Lyneer Staffing Solutions, LLC and Employers Personnel LLC

2. Federal Life Insurance (Wire)

3. American Express – Corporate Card

4. Heritage Consultants (ACH)

    a. Benefits Services Management Agreement, dated as of November 3, 2015, by and between, Stellar Management Services LLC and Heritage Consultants, Inc.

5. Waterfront Staffing (Coastal Group) (ACH)

6. US Premium Finance

   a. Premium Finance Agreement, dated March 10, 2025, between Lyneer Staffing Solutions, LLC and US Premium Finance

7. Indeed – Corp (ACH)

   a. General Terms of Service Agreement, dated April 12, 2023, between Indeed and Lyneer Staffing Solutions, LLC

8. One Source Technology, LLC (Asurint)

   a. Background Screening Services Agreement, dated as of October 21, 2024, by and between Lyneer Staffing Solutions, LLC and One Source Technology, LLC (Asurint)

9. CBIZ Financial Solutions (Wire)

10. Stacey Cooper Law, PC

    a. Retainer Agreement: Confirmation of Engagement and Fee Agreement dated February 16, 2022, by and between Stacey Cooper Law, P.C. and Lyneer Staffing Solutions, LLC

11. SAB Management LLC – intentionally omitted – applies to parent

12. Exel Inc.

    a. Staffing Agency Agreement, dated October 1, 2017, by and between Infinity Staffing Solutions, LLC dba Lyneer Staffing Solutions and Exel Inc. dba DHL Supply Chain (USA)
    b. Amendment to Staffing Agency Agreement, dated January 1, 2021, by and between Infinity Staffing Solutions, LLC dba Lyneer Staffing Solutions and Exel Inc. dba DHL Supply Chain

13. Alliance Transportation (ACH)

14. LLH Healthcare (Wire)

    a. Master Service Agreement, dated as of February 14, 2024, by and between Lyneer Staffing Solutions, LLC and Live Life Healthy, LLC
    b. Addendum to Master Service Agreement, dated as of February 2025 (retroactive to February 14, 2024), by and between Lyneer Staffing Solutions, LLC and Live Life Healthy, LLC

15. Employment Solutions (ACH)

    a. Employee Recruiting and Placement Outsource Agreement, dated as of July 27, 2022, by and between Lyneer Staffing Solutions, LLC and Employer Solutions Staffing Group, LLC

16. Creative Employment Solutions, LLC (“CES”)

a. Consulting Agreement, dated May 8, 2018, by and between Creative Employment Solutions, LLC and Lyneer Staffing Solutions, LLC

b. Schedule A – Addendum #NIN101 (Need It Now Delivers, LLC), dated July 6, 2020, by and between CES and Lyneer Staffing Solutions, LLC

c. Schedule A – Addendum #UA107 (Under Armour – Rialto, CA), dated July 18, 2020, by and between CES and Lyneer Staffing Solutions, LLC

d. Schedule A – Addendum #BH-101 (Bradshaw Home – Rancho Cucamonga, CA), dated July 22, 2020, by and between CES and Lyneer Staffing Solutions, LLC

e. Schedule A – Addendum #XPO-101 (XPO – California), dated August 13, 2020, by and between CES and Lyneer Staffing Solutions, LLC

f. Schedule A – Addendum #LS-102 (Living Spaces), dated September 23, 2021, by and between CES and Lyneer Staffing Solutions, LLC

g. Schedule A – Addendum #MK101 (Michael Kors), dated October 22, 2021, by and between CES and Lyneer Staffing Solutions, LLC

h. Schedule A – Addendum #CA101 (S&E Gourmet Cuts, Inc. dba Country Archer), dated December 3, 2024, by and between CES and Lyneer Staffing Solutions, LLC

17. RBSM (Wire)

18. Swipejobs (ACH)

    a. See number 19 – Name change from PrimeSource Staffing to Swipejobs, LLC as of August 5, 2024

19. PrimeSource Staffing (ACH)

    a. Lyneer MSP Staffing Supplier Agreement, dated as of August 2, 2023, by and between Lyneer Staffing Solutions, LLC and PrimeSource Staffing LLC

20. Kore Insurance Holdings, LLC

The below listed Material Contracts are agreements by which the Company is bound, but for which it could not locate or deliver a true, correct and complete copies of such Material Contract to the Administrative Agent on or before the date hereof.

VENDORS:

1. BlueCross Blue Shield of Texas
2. American Express
3. Sun Life Assurance Co. of Canada

CUSTOMERS:

1. Fashion Distribution
2. List Logistics

MATERIAL CONTRACTS IDC TECHNOLOGIES, INC

1. Tata Consultancy Services
2. Wipro Technologies
3. Infosys Limited
4. Cognizant Technology Solutions
5. HCL America Inc
6. LTIMindtree Limited

Schedule 7.22
Post-Closing Obligations

1. Within three (3) Business Days of the Restatement Closing Date, the Lyneer Borrowers shall have paid to the Agent or its counsel, as the Agent may direct, $300,000 of the legal fees of counsel to the Agent under the Existing Loan Agreement and this Agreement incurred prior to the Restatement Closing Date.

2. Within ten (10) days of the Restatement Closing Date, the Agent shall be in possession of wet-ink, manually signed versions (each in form and substance acceptable to the Agent in its sole discretion): (A) an affidavit of lost note of Atlantic International for the original Lyneer Merger Note, (B) an amended and restated version of the Lyneer Merger Note executed by Atlantic International and IDC and (C) an allonge of IDC with respect to the same (executed and undated).

3. Within thirty (30) days of the Restatement Closing Date, IDC shall deliver to the Agent one or more deposit account control agreements, each in form and substance acceptable to the Agent with respect to all Deposit Accounts of IDC.

4. Within thirty (30) days of the Restatement Closing Date, the Lyneer Borrowers shall deliver to the Agent one or more deposit account control agreements, each in form and substance acceptable to the Agent with respect to all Deposit Accounts of the Lyneer Borrowers.

5. Within sixty (60) days of the Restatement Closing Date, IDC shall cause Prateek Gattani to deliver a Mortgage and all Mortgage Related Documents to Agent with respect to the Specified Real Property.

SCHEDULE 8.01

EXISTING INDEBTEDNESS

Lyneer Borrowers

None, other than the BMO Obligations and the ABL Loan Documents.

IDC

None.

SCHEDULE 8.02

EXISTING LIENS

Lyneer Borrowers

None.

IDC

(*See attached.*)

Western Alliance Bank[SM]

Member FDIC

March 18, 2025

IDC Technologies, Inc

Dear Sir or Madam:

Enclosed with this letter you will find a copy of a levy/garnishment legal order (the "Order") Western Alliance Bank ("Bank") received in relation to your account(s). Any documents required to be sent to you pursuant to the Order have been enclosed with this letter.

Please be advised that you should contact the Order's issuing party for further information regarding this matter. The Bank will require a release from the issuing party to lift the hold on your account(s). If the Bank does not receive a release, we will comply with the Order, and you might incur fees for legal processing.

Account Information:

Last four digits of account number	**Amount of funds on hold**
4559	$44,008.32

Sincerely,

Western Alliance Bank

Enclosure

ATTORNEY OR PARTY WITHOUT ATTORNEY *(name and address):*
After recording, return to:
Jack Praetzellis (SBN 267765) / Christin Kim (SBN 348256)
FOX ROTHSCHILD LLP
345 California Street, Suite 2200
San Francisco, California 94104
TEL NO.: (415) 364-5540 FAX NO. *(optional)*: (415) 391-4436
EMAIL ADDRESS *(optional)*: christinkim@foxrothschild.com
☒ ATTORNEY FOR ☒ ORIGINAL JUDGMENT CREDITOR ☐ ASSIGNEE OF RECORD

Bridge Bank – Br. 3332
Date received 3/17/2025
Time received 11:05
Received by F. Harding
Method received In Person del.
Initials [handwritten initials]

Fe Harding Kristy Nguyen

FOR RECORDER'S USE ONLY

SUPERIOR COURT OF CALIFORNIA, COUNTY OF SANTA CLARA
STREET ADDRESS: 191 North First Street
MAILING ADDRESS: Same
CITY AND ZIP CODE: San Jose, California 95113
BRANCH NAME: Downtown Superior Court

PLAINTIFF/PETITIONER: SMART GRID VENTURES, LLC

DEFENDANT/RESPONDENT: IDC TECHNOLOGIES, INC.; et al.

LEVYING OFFICER *(name and address)*:
SANTA CLARA COUNTY SHERIFF
55 WEST YOUNGER AVENUE
SAN JOSE, CA 95110

NOTICE OF LEVY

under Writ of ☒ **Execution (Money Judgment)**
☐ **Sale**

LEVYING OFFICER FILE NO.: 25001008

COURT CASE NO.: 24CV440252

TO THE PERSON NOTIFIED *(name)*: Western Alliance Bank

1. The judgment creditor seeks to levy upon property in which the judgment debtor has an interest and apply it to the satisfaction of a judgment as follows:
   a. Judgment debtor (name): IDC TECHNOLOGIES, INC.
   b. The property to be levied upon is described:
      ☐ in the accompanying writ of possession or writ of sale.
      ☒ as follows:
      Any and all bank accounts under the name of IDC Technologies, Inc.

2. The judgment is for *(check one)*:
   ☐ wages owed. ☐ child/spousal support. ☒ other.

3. The amount necessary to satisfy the judgment creditor's judgment writ is

a. Total amount due (less partial satisfactions) from line 18 of writ (form EJ-130)	$	395,275.62
b. Levy fee	$	50.00
c. Sheriff's disbursement fee	$	0.00
d. Recoverable costs	$	0.00
e. Total *(a through d)*	$	395,325.62
f. Daily interest from line 19a of writ (form EJ-130)	$	106.85

4. You are notified as:
   a. ☐ a judgment debtor.
   b. ☐ a person other than the judgment debtor *(state capacity in which person is notified)*:

(Read Information for Judgment Debtor or Information for Person Other Than Judgment Debtor on page two.)

Notice of Levy was
☐ mailed on *(date)*:
☒ delivered on *(date)*:
☐ posted on *(date)*:
☐ filed on *(date)*:
☐ recorded on *(date)*:

Date: 3·17·25

SIERRA FREDIANELLI
(TYPE OR PRINT NAME)

▶ [signature]
(SIGNATURE)

☐ Levying officer ☒ Registered process server

Form Approved for Optional Use
Judicial Council of California
EJ-150 [Rev. September 1, 2020]

NOTICE OF LEVY
(Enforcement of Judgment)

Code of Civil Procedure, § 699.540
www.courts.ca.gov

SHORT TITLE: SMART GRID VENTURES, LLC v. IDC TECHNOLOGIES, INC.	LEVYING OFFICER FILE NO.: 25001008	COURT CASE NO.:

–INFORMATION FOR JUDGMENT DEBTOR–

1. The levying officer is required to take custody of the property described in item 1 in your possession or under your control.
2. There are automatic exemptions that financial institutions should apply to a deposit account before providing funds to the levying officer. See below for more information.
3. You may claim any available exemption for your property. A list of exemptions can be found on form EJ-155. **If you wish to claim an exemption for personal property, you must do so within 15 days after this notice was delivered to you or 20 days after this notice was mailed to you** by filing a claim of exemption and one copy with the levying officer as provided in section 703.520 of the Code of Civil Procedure. The date of filing is calculated as the date the claim is received by the levying officer, or the date of the postmark if the claim is mailed and assigned a tracking number by the U.S. Postal Service or another common carrier. **If you do not claim an exemption, you may lose it and the property is subject to enforcement of a money judgment. If you wish to seek the advice of an attorney, you should do so immediately so that a claim of exemption can be filed on time.**
4. You are not entitled to claim an exemption for property that is levied upon under a judgment for sale of property. This property is described in the accompanying writ of sale. You may, however, claim available exemptions for property levied upon to satisfy damages or costs awarded in such a judgment.
5. You may obtain the release of your property by paying the amount of a money judgment with interest and costs remaining unpaid.
6. If your property is levied upon under a writ of execution or to satisfy damages and costs under a writ of possession or sale, the property may be sold at an execution sale, perhaps at a price substantially below its value. Notice of sale will be given to you. Notice of sale of real property (other than a leasehold estate with an unexpired term of less than two years) may not be given until at least 120 days after this notice is served on you. This grace period is intended to give you an opportunity to settle with the judgment creditor, to obtain a satisfactory buyer for the property, or to encourage other potential buyers to attend the execution sale.
7. All sales at an execution sale are final; there is no right of redemption.

– INFORMATION FOR PERSON OTHER THAN JUDGMENT DEBTOR –

1. If the property levied upon is in your possession or under your control and you do not claim the right to possession or a security interest, you must deliver the property to the levying officer. If you do not deny an obligation levied upon or do not claim a priority over the judgment creditor's lien, you must pay to the levying officer the amount that is due and payable and that becomes due and payable during the period of the execution lien, which lasts two years from the date of issuance of the writ of execution. You must execute and deliver any documents needed to transfer the property.
2. If you are a financial institution, you are required to apply applicable exemptions to deposit accounts. See below.
3. You must complete the accompanying Memorandum of Garnishee within 10 days.
4. If you claim ownership or the right to possession of real or personal property levied upon or if you claim a security interest in or lien on personal property levied upon, you may make a third-party claim and obtain the release of the property under sections 720.010–720.800 of the Code of Civil Procedure.
5. **Make checks payable to the levying officer shown on page 1.**

– INFORMATION ABOUT DEPOSIT ACCOUNTS –

1. If the levy is ***not*** to satisfy a judgment for wages owed, child or spousal support, or liability to the state government, financial institutions must automatically exempt money in a deposit account up to a certain dollar amount, under section 704.220 of the Code of Civil Procedure, with no claim of exemption required. See form EJ-156 for the exemption amount.
2. Other automatic exemptions may apply to deposit accounts, such as exemptions for directly deposited social security or public benefits under section 704.080. (See form EJ-156 for the exemption amounts.) Generally, the financial institution should apply the larger set of exemptions that apply to an account. See section 704.220(b).
3. If a judgment debtor has multiple accounts in one or more financial institutions, either the judgment creditor or judgment debtor may file an application in the superior court identified on the front of this form for an order as to which account the exemption should apply. (See section 704.220(e).) To get such an order, file an *Ex Parte Application for Order on Deposit Account Exemption* (form EJ-157) as soon as possible. (See EJ-157-INFO for instructions.) If the judgment debtor has more than one account in a financial institution, that institution may decide how and to which account to apply the exemption, unless it is served with a court order directing how to apply the exemption.

ORIGINAL

ATTORNEY OR PARTY WITHOUT ATTORNEY: STATE BAR NO.: 267765 / 348256
NAME: Jack Praetzellis / Christin Kim
FIRM NAME: FOX ROTHSCHILD LLP
STREET ADDRESS: 345 California Street, Suite 2200
CITY: San Francisco STATE: CA ZIP CODE: 94104
TELEPHONE NO.: (415) 364-5540 FAX NO.: (415) 391-4436
EMAIL ADDRESS: jpraetzellis@foxrothschild.com / christinkim@foxrothschild.com
ATTORNEY FOR (name): Plaintiff Smart Grid Ventures, LLC
☒ ATTORNEY FOR ☒ ORIGINAL JUDGMENT CREDITOR ☐ ASSIGNEE OF RECORD

FOR COURT USE ONLY

SUPERIOR COURT OF CALIFORNIA, COUNTY OF SANTA CLARA
STREET ADDRESS: 191 North First Street
MAILING ADDRESS: Same
CITY AND ZIP CODE: San Jose, California 95113
BRANCH NAME: Downtown Superior Court

PLAINTIFF/PETITIONER: SMART GRID VENTURES, LLC
DEFENDANT/RESPONDENT: IDC TECHNOLOGIES, INC.; et al.

CASE NUMBER: 24CV440252
LEVYING OFFICER FILE NO. 25001008

WRIT OF ☒ **EXECUTION (Money Judgment)**
☐ **POSSESSION OF** ☐ **Personal Property**
☐ **SALE** ☐ **Real Property**

☐ **Limited Civil Case** (including Small Claims)
☒ **Unlimited Civil Case** (including Family and Probate)

1. **To the Sheriff or Marshal of the County of:** Santa Clara
You are directed to enforce the judgment described below with daily interest and your costs as provided by law.
2. **To any registered process server:** You are authorized to serve this writ only in accordance with CCP 699.080 or CCP 715.040.
3. (Name): Smart Grid Ventures, LLC
is the ☒ original judgment creditor ☐ assignee of record whose address is shown on this form above the court's name.
4. **Judgment debtor** *(name, type of legal entity if not a natural person, and last known address):*

IDC Technologies, Inc.
920 Hillview Court, Suite 250
Milpitas, California 95035

☐ Additional judgment debtors on next page

5. **Judgment entered** on *(date):* December 4, 2024
(See type of judgment in item 22.)
6. ☐ Judgment renewed on *(dates):*
7. **Notice of sale** under this writ:
a. ☒ has not been requested.
b. ☐ has been requested *(see next page).*
8. ☐ Joint debtor information on next page.

9. ☐ Writ of Possession/ writ of Sale information on next page.
10. ☐ This Writ is issued on a sister-state judgment.

For items 11–17, see form MC-012 and form MC-013-INFO.

11. Total judgment *(as entered or renewed)*	$ 390,000.00
12. Costs after judgment *(CCP 685.090)*	$ 0.00
13. Subtotal *(add 11 and 12)*	$ 390,000.00
14. Credits to principal *(after credit to interest)*	$ 0.00
15. Principal remaining due *(subtract 14 from 13)*	$ 390,000.00
16. Accrued interest remaining due per CCP 685.050(b) *(not on GC 6103.5 fees)*	$ 5,235.62
17. Fee for issuance of writ *(per GC 70626(a)(l))*	$ 40.00
18. **Total amount due** *(add 15, 16, and 17)*	$ 395,275.62
19. **Levying officer:**	
a. Add daily interest from date of writ *(at the legal rate on 15) (not on GC 6103.5 fees)*	$ 106.85
b. Pay directly to court costs included in 11 and 17 *(GC 6103.5, 68637; CCP 699.520(j))*	$ 0.00

20. ☐ The amounts called for in items 11–19 are different for each debtor. These amounts are stated for each debtor on Attachment 20.

[SEAL]


THE GREAT SEAL OF THE STATE OF CALIFORNIA
EUREKA

Date: JAN 29 2025 Clerk, by L. AYALA, Deputy

NOTICE TO PERSON SERVED: SEE PAGE 3 FOR IMPORTANT INFORMATION.

FAXED

Plaintiff/Petitioner: SMART GRID VENTURES, LLC Defendant/Respondent: IDC TECHNOLOGIES, INC.; et al.	CASE NUMBER: 24CV440252

21. ☐ Additional judgment debtor(s) *(name, type of legal entity if not a natural person, and last known address):*

22. The judgment is for *(check one):*
    a. ☐ wages owed.
    b. ☐ child support or spousal support.
    c. ☐ other.

23. ☐ Notice of sale has been requested by *(name and address):*

24. ☐ Joint debtor was declared bound by the judgment (CCP 989-994)

a. *on (date):*
b. name, type of legal entity if not a natural person, and last known address of joint debtor:

a. *on (date):*
b. name, type of legal entity if not a natural person, and last known address of joint debtor:

c. ☐ Additional costs against certain joint debtors are itemized: ☐ below ☐ on Attachment 24c.

25. ☐ (Writ of Possession or Writ of Sale) **Judgment** was entered for the following:

a. ☐ Possession of real property: The complaint was filed on *(date):*
(Check (1) or (2). Check (3) if applicable. Complete (4) if (2) or (3) have been checked.)

(1) ☐ The *Prejudgment Claim of Right to Possession* was served in compliance with CCP 415.46. The judgment includes all tenants, subtenants, named claimants, and other occupants of the premises.

(2) ☐ The *Prejudgment Claim of Right to Possession* was NOT served in compliance with CCP 415.46.

(3) ☐ The unlawful detainer resulted from a foreclosure sale of a rental housing unit. (An occupant not named in the judgment may file a *Claim of Right to Possession* at any time up to and including the time the levying officer returns to effect eviction, regardless of whether a *Prejudgment Claim of Right to Possession* was served.) *(See CCP 415.46 and 1174.3(a)(2).)*

(4) If the unlawful detainer resulted from a foreclosure (item 25a(3)), or if the *Prejudgment Claim of Right to Possession* was not served in compliance with CCP 415.46 (item 25a(2)), answer the following:

(a) The daily rental value on the date the complaint was filed was $

(b) The court will hear objections to enforcement of the judgment under CCP 1174.3 on the following dates (specify):

Item 25 continued on next page

Plaintiff/Petitioner: SMART GRID VENTURES, LLC Defendant/Respondent: IDC TECHNOLOGIES, INC.; et al.	CASE NUMBER: 24CV440252

25. b. ☐ Possession of personal property.
   ☐ If delivery cannot be had, then for the value *(itemize in 25e)* specified in the judgment or supplemental order.
   c. ☐ Sale of personal property.
   d. ☐ Sale of real property.
   e. The property is described ☐ below ☐ on Attachment 25e.

NOTICE TO PERSON SERVED

WRIT OF EXECUTION OR SALE. Your rights and duties are indicated on the accompanying *Notice of Levy* (form EJ-150).

WRIT OF POSSESSION OF PERSONAL PROPERTY. If the levying officer is not able to take custody of the property, the levying officer will demand that you turn over the property. If custody is not obtained following demand, the judgment may be enforced as a money judgment for the value of the property specified in the judgment or in a supplemental order.

WRIT OF POSSESSION OF REAL PROPERTY. If the premises are not vacated within five days after the date of service on the occupant or, if service is by posting, within five days after service on you, the levying officer will remove the occupants from the real property and place the judgment creditor in possession of the property. Except for a mobile home, personal property remaining on the premises will be sold or otherwise disposed of in accordance with CCP 1174 unless you or the owner of the property pays the judgment creditor the reasonable cost of storage and takes possession of the personal property not later than 15 days after the time the judgment creditor takes possession of the premises.

EXCEPTION IF RENTAL HOUSING UNIT WAS FORECLOSED. If the residential property that you are renting was sold in a foreclosure, you have additional time before you must vacate the premises. If you have a lease for a fixed term, such as for a year, you may remain in the property until the term is up. If you have a periodic lease or tenancy, such as from month-to-month, you may remain in the property for 90 days after receiving a notice to quit. A blank form *Claim of Right to Possession and Notice of Hearing* (form CP10) accompanies this writ. You may claim your right to remain on the property by filling it out and giving it to the sheriff or levying officer.

EXCEPTION IF YOU WERE NOT SERVED WITH A FORM CALLED PREJUDGMENT CLAIM OF RIGHT TO POSSESSION. If you were not named in the judgment for possession and you occupied the premises on the date on which the unlawful detainer case was filed, you may object to the enforcement of the judgment against you. You must complete the form *Claim of Right to Possession and Notice of Hearing* (form CP10) and give it to the sheriff or levying officer. A blank form accompanies this writ. You have this right whether or not the property you are renting was sold in a foreclosure.

ATTORNEY OR PARTY WITHOUT ATTORNEY STATE BAR NUMBER: 267765 / 348256 NAME: Jack Praetzllies / Christin Kim FIRM NAME: FOX ROTHSCHILD LLP STREET ADDRESS: 345 California Street, Suite 2200 CITY: San Francisco STATE: CA ZIP CODE: 94104 TELEPHONE NO.: (415) 364-5540 FAX NO.: (415) 391-4436 EMAIL ADDRESS: jpraetzellis@foxrothschild.com / christinkim@foxrothschild.com ATTORNEY FOR *(name)*: Smart Grid Ventures, LLC	***LEVYING OFFICER (name and address):*** SANTA CLARA COUNTY SHERIFF 55 WEST YOUNGER AVENUE SAN JOSE, CA 95110
SUPERIOR COURT OF CALIFORNIA, COUNTY OF SANTA CLARA STREET ADDRESS: 191 North First Street MAILING ADDRESS: Same CITY AND ZIP CODE: San Jose, California 95113 BRANCH NAME: Downtown Superior Court	
PLAINTIFF/PETITIONER: SMART GRID VENTRUES, LLC DEFENDANT/RESPONDENT: IDC TECHNOLOGIES, INC.; et al.	LEVYING OFFICER FILE NO.: 25001008
MEMORANDUM OF GARNISHEE **(Attachment—Enforcement of Judgment)**	CASE NUMBER: 24CV440252

NOTICE TO PERSON SERVED WITH WRIT AND NOTICE OF LEVY OR NOTICE OF ATTACHMENT: This memorandum must be completed and mailed or delivered to the levying officer within 10 days after service on you of the writ and notice of levy or attachment unless you have fully complied with the levy. Failure to complete and return this memorandum may render you liable for the costs and attorney fees incurred in obtaining the required information.
– RETURN ALL COPIES OF THIS MEMORANDUM TO THE LEVYING OFFICER –

This memorandum does *not* apply to garnishment of earnings.

1. a. Garnishee *(name)*:
   b. Address:

2. Judgment Debtor *(name)*:

3. ☐ *(Check if applicable.)* The garnishee holds neither any property nor any obligations in favor of the judgment debtor.

4. If you will not deliver to the levying officer any property levied upon, describe the property and the reason for not delivering it:

5. **For writ of execution only.** Describe any property of the judgment debtor not levied upon that is in your possession or under your control:

(Continued on reverse)

SHORT TITLE	LEVYING OFFICER FILE NO.:	CASE NUMBER:
SMART GRID VENTURES, LLC v. IDC TECHNOLOGIES, INC.	2501008	24CV440252

6. If you owe money to the judgment debtor which you will not pay to the levying officer, describe the amount and the terms of the obligation and the reason for not paying it to the levying officer:

7. Describe the amount and terms of any obligation owed to the judgment debtor that is levied upon but is not yet due and payable:

8. **For writ of execution only.** Describe the amount and terms of any obligation owed to the judgment debtor that is not levied upon:

9. Describe any claims and rights of other persons to the property or obligation levied upon that are known to you and the names and addresses of the other persons:

DECLARATION OF GARNISHEE

I declare under penalty of perjury under the laws of the State of California that the foregoing is true and correct.

Date:

_______________________________ ▶ _______________________________

(TYPE OR PRINT NAME) (SIGNATURE)

If you need more space to provide the information required by this memorandum, you may attach additional pages.

☐ **Total number of pages attached:** ______

ATTORNEY OR PARTY WITHOUT ATTORNEY	LEVYING OFFICER *(name and address)*:
STATE BAR NUMBER: 267765 / 348256 NAME: Jack Praetzllies / Christin Kim FIRM NAME: FOX ROTHSCHILD LLP STREET ADDRESS: 345 California Street, Suite 2200 CITY: San Francisco STATE: CA ZIP CODE: 94104 TELEPHONE NO.: (415) 364-5540 FAX NO.: (415) 391-4436 EMAIL ADDRESS: jpraetzellis@foxrothschild.com / christinkim@foxrothschild.com ATTORNEY FOR *(name)*: Smart Grid Ventures, LLC	SANTA CLARA COUNTY SHERIFF 55 WEST YOUNGER AVENUE SAN JOSE, CA 95110
SUPERIOR COURT OF CALIFORNIA, COUNTY OF SANTA CLARA STREET ADDRESS: 191 North First Street MAILING ADDRESS: Same CITY AND ZIP CODE: San Jose, California 95113 BRANCH NAME: Downtown Superior Court	
PLAINTIFF/PETITIONER: SMART GRID VENTRUES, LLC DEFENDANT/RESPONDENT: IDC TECHNOLOGIES, INC.; et al.	LEVYING OFFICER FILE NO. 25001008
MEMORANDUM OF GARNISHEE **(Attachment—Enforcement of Judgment)**	CASE NUMBER: 24CV440252

NOTICE TO PERSON SERVED WITH WRIT AND NOTICE OF LEVY OR NOTICE OF ATTACHMENT: This memorandum must be completed and mailed or delivered to the levying officer within 10 days after service on you of the writ and notice of levy or attachment unless you have fully complied with the levy. Failure to complete and return this memorandum may render you liable for the costs and attorney fees incurred in obtaining the required information.
– RETURN ALL COPIES OF THIS MEMORANDUM TO THE LEVYING OFFICER –

This memorandum does *not* apply to garnishment of earnings.

1. a. Garnishee *(name)*:
   b. Address:

2. Judgment Debtor *(name)*:

3. ☐ *(Check if applicable.)* The garnishee holds neither any property nor any obligations in favor of the judgment debtor.

4. If you will not deliver to the levying officer any property levied upon, describe the property and the reason for not delivering it:

5. **For writ of execution only.** Describe any property of the judgment debtor not levied upon that is in your possession or under your control:

(Continued on reverse)

SHORT TITLE SMART GRID VENTURES, LLC v. IDC TECHNOLOGIES, INC.	LEVYING OFFICER FILE NO.: 25061008	CASE NUMBER: 24CV440252

6. If you owe money to the judgment debtor which you will not pay to the levying officer, describe the amount and the terms of the obligation and the reason for not paying it to the levying officer:

7. Describe the amount and terms of any obligation owed to the judgment debtor that is levied upon but is not yet due and payable:

8. **For writ of execution only.** Describe the amount and terms of any obligation owed to the judgment debtor that is not levied upon:

9. Describe any claims and rights of other persons to the property or obligation levied upon that are known to you and the names and addresses of the other persons:

DECLARATION OF GARNISHEE

I declare under penalty of perjury under the laws of the State of California that the foregoing is true and correct.

Date:

(TYPE OR PRINT NAME) ▶ (SIGNATURE)

If you need more space to provide the information required by this memorandum, you may attach additional pages.

☐ **Total number of pages attached:** ______

CSC
www.cscglobal.com

CSC - Springfield
801 Adlai Stevenson Drive
Springfield IL, 62703-4261
800-877-2556
217-544-4657 (Fax)

Matter#	091318-00004	**Order#**	118663-1
Project Id:		**Order Date:**	04/07/2025
Additional Reference:			

Subject:	**IDC Technologies Inc.**
Jurisdiction:	**CA - Secretary Of State**
Request for:	**State Tax Lien**
Thru Date:	**March 31, 2025**
Result:	**Clear**
Request for:	**Federal Tax Lien**
Thru Date:	**March 31, 2025**
Result:	**Clear**

Ordered by ZLATA FAYER at EPSTEIN BECKER & GREEN, P.C.

Thank you for using CSC. For real-time 24 hour access to the status of any order placed with CSC, access our website at www.cscglobal.com.

If you have any questions concerning this order or CSCGlobal, please feel free to contact us.

April Truter
April.Truter@cscglobal.com

CSC

www.cscglobal.com

CSC- Ewing
Suite 160
100 Princeton South Corporate Center
Ewing, NJ 08628
800-631-2155
609-530-0877 (Fax)

Matter#	091318-00004	**Order#**	118663-1
Project Id :		**Order Date**	04/07/2025

Subject:	**IDC TECHNOLOGIES INC.**
Jurisdiction:	**CA - Secretary Of State**
Request For:	**UCC Debtor Search**
Result:	**Records found**
Thru Date:	**March 31, 2025**
No. of findings:	11
Original UCC Filings:	5
Amendments:	1
Continuations:	3
Assignments:	0
Releases:	0
Corrections:	0
Terminations:	2

Ordered by ZLATA FAYER at EPSTEIN BECKER & GREEN, P.C.

Thank you for using CSC. For real-time 24 hour access to the status of any order placed with CSC, access our website at www.cscglobal.com.

If you have any questions concerning this order or CSCGlobal, please feel free to contact us.

April Truter
April.Truter@cscglobal.com

CSC
www.cscglobal.com

CSC- Ewing
Suite 160
100 Princeton South Corporate Center
Ewing, NJ 08628
800-631-2155
609-530-0877 (Fax)

Matter# 091318-00004
Project Id :

Order# 118663-1
Order Date 04/07/2025

Subject:	**IDC TECHNOLOGIES INC.**
Jurisdiction:	**CA - Secretary Of State**
Request for:	**UCC Debtor Search**
Result:	**Records found**

File Type:	Original
File Number:	147437855165
File Date :	11/24/2014
Current Secured Party of Record:	BRIDGE BANK, NA
File Type:	Continuation
File Number:	1977295870
File Date :	08/25/2019
Original File Number:	147437855165
File Type:	Continuation
File Number:	1977344344
File Date :	09/16/2019
Original File Number:	147437855165
File Type:	Termination
File Number:	2077679236
File Date :	03/13/2020
Original File Number:	147437855165
File Type:	Continuation
File Number:	U240072273933
File Date :	09/16/2024
Original File Number:	147437855165
File Type:	Original
File Number:	U210027926328
File Date :	03/03/2021
Current Secured Party of Record:	BANK OF THE WEST
File Type:	Termination
File Number:	U210081583427
File Date :	09/02/2021
Original File Number:	U210027926328

CSC

www.cscglobal.com

CSC- Ewing
Suite 160
100 Princeton South Corporate Center
Ewing, NJ 08628
800-631-2155
609-530-0877 (Fax)

File Type:	Original
File Number:	U210080845423
File Date :	08/31/2021
Current Secured Party of Record:	BMO HARRIS BANK N.A., AS ADMINISTRATIVE AGENT
File Type:	Original
File Number:	U210080929734
File Date :	09/01/2021
Current Secured Party of Record:	SPP CREDIT ADVISORS LLC, AS AGENT
File Type:	Original
File Number:	U240051021309
File Date :	06/21/2024
Current Secured Party of Record:	C T CORPORATION SYSTEM, AS REPRESENTATIVE
File Type:	Amendment
File Number:	U240072597123
File Date :	09/10/2024
Original File Number:	U240051021309

Ordered by ZLATA FAYER at EPSTEIN BECKER & GREEN, P.C.

Thank you for using CSC. For real-time 24 hour access to the status of any order placed with CSC, access our website at www.cscglobal.com.

If you have any questions concerning this order or CSCGlobal, please feel free to contact us.

April Truter
April.Truter@cscglobal.com

UCC FINANCING STATEMENT

FOLLOW INSTRUCTIONS

A. NAME & PHONE OF CONTACT AT FILER (optional)
Corporation Service Company
800-858-5294

B. E-MAIL CONTACT AT FILER (optional)

C. SEND ACKNOWLEDGMENT TO: (Name and Address)
CORPORATION SERVICE COMPANY
801 ADLAI STEVENSON DRIVE
SPRINGFIELD, IL 62703
USA

DOCUMENT NUMBER: 45936740002
FILING NUMBER: 14-7437855165
FILING DATE: 11/24/2014 11:28

IMAGE GENERATED ELECTRONICALLY FOR XML FILING
THE ABOVE SPACE IS FOR CA FILING OFFICE USE ONLY

1. DEBTOR'S NAME: Provide only one Debtor name (1a or 1b) (use exact, full name; do not omit, modify, or abbreviate any part of the Debtor's name); if any part of the Individual Debtor's name will not fit in line 1b, leave all of item 1 blank, check here ☐ and provide the Individual Debtor information in item 10 of the Financing Statement Addendum (Form UCC1Ad)

1a. ORGANIZATION'S NAME IDC TECHNOLOGIES, INC.					
OR 1b. INDIVIDUAL'S SURNAME	FIRST PERSONAL NAME	ADDITIONAL NAME(S)/INITIAL(S)		SUFFIX	
1c. MAILING ADDRESS 1851 MCCARTY BLVD. STE 116	CITY MILPITAS	STATE CA	POSTAL CODE 95035	COUNTRY USA	

2. DEBTOR'S NAME: Provide only one Debtor name (2a or 2b) (use exact, full name; do not omit, modify, or abbreviate any part of the Debtor's name); if any part of the Individual Debtor's name will not fit in line 2b, leave all of item 2 blank, check here ☐ and provide the Individual Debtor information in item 10 of the Financing Statement Addendum (Form UCC1Ad)

2a. ORGANIZATION'S NAME				
OR 2b. INDIVIDUAL'S SURNAME	FIRST PERSONAL NAME	ADDITIONAL NAME(S)/INITIAL(S)		SUFFIX
2c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY

3. SECURED PARTY'S NAME (or NAME of ASSIGNEE of ASSIGNOR SECURED PARTY): Provide only one Secured Party name (3a or 3b)

3a. ORGANIZATION'S NAME Bridge Bank, NA				
OR 3b. INDIVIDUAL'S SURNAME	FIRST PERSONAL NAME	ADDITIONAL NAME(S)/INITIAL(S)		SUFFIX
3c. MAILING ADDRESS 55 Almaden Blvd	CITY San Jose	STATE CA	POSTAL CODE 95113	COUNTRY USA

4. COLLATERAL: This financing statement covers the following collateral:
All assets of Debtor, whether now owned or hereafter acquired.

5. Check only if applicable and check only one box: Collateral is ☐ held in a Trust (see UCC1Ad, item 17 and instructions) ☐ being administered by a Decedent's Personal Representative

6a. Check only if applicable and check only one box:
☐ Public-Finance Transaction ☐ Manufactured-Home Transaction ☐ A Debtor is a Transmitting Utility

6b. Check only if applicable and check only one box:
☐ Agricultural Lien ☐ Non-UCC Filing

7. ALTERNATIVE DESIGNATION (if applicable): ☐ Lessee/Lessor ☐ Consignee/Consignor ☐ Seller/Buyer ☐ Bailee/Bailor ☐ Licensee/Licensor

8. OPTIONAL FILER REFERENCE DATA:
:IDC TECHNOLOGIES INC 060 [93621385]

FILING OFFICE COPY

UCC FINANCING STATEMENT AMENDMENT

FOLLOW INSTRUCTIONS

A. NAME & PHONE OF CONTACT AT FILER (optional)
Corporation Service Company
800-858-5294

B. E-MAIL CONTACT AT FILER (optional)

C. SEND ACKNOWLEDGMENT TO: (Name and Address)
CORPORATION SERVICE COMPANY
801 ADLAI STEVENSON DRIVE
Springfield, IL 62703-4261
USA

DOCUMENT NUMBER: 81167320002
FILING NUMBER: 19-77295870
FILING DATE: 08/25/2019 21:48

IMAGE GENERATED ELECTRONICALLY FOR XML FILING
THE ABOVE SPACE IS FOR CA FILING OFFICE USE ONLY

1a. INITIAL FINANCING STATEMENT FILE NUMBER
14-7437855165

1b. ☐ This FINANCING STATEMENT AMENDMENT is to be filed [for record] (or recorded) in the REAL ESTATE RECORDS. Filer: Attach Amendment Addendum (Form UCC3Ad) and provide Debtor's name in item 13

2. ☐ **TERMINATION:** Effectiveness of the Financing Statement identified above is terminated with respect to the security interest(s) of Secured Party authorizing this Termination Statement

3. ☐ **ASSIGNMENT** (full or partial): Provide name of Assignee in item 7a or 7b, and address of Assignee in item 7c and name of Assignor in item 9
For partial assignment, complete items 7 and 9 and also indicate affected collateral in item 8

4. ☑ **CONTINUATION:** Effectiveness of the Financing Statement identified above with respect to the security interest(s) of Secured Party authorizing this Continuation Statement is continued for the additional period provided by applicable law

5. ☐ **PARTY INFORMATION CHANGE:**
Check one of these two boxes: This Change affects ☐ Debtor or ☐ Secured Party of record.
AND Check one of these three boxes to: ☐ CHANGE name and/or address: Complete item 6a or 6b; and item 7a and 7b and item 7c ☐ ADD name: Complete item 7a or 7b, and item 7c ☐ DELETE name: Give record name to be deleted in item 6a or 6b

6. **CURRENT RECORD INFORMATION:** Complete for Party Information Change - provide only one name (6a or 6b)

OR	6a. ORGANIZATION'S NAME			
	6b. INDIVIDUAL'S SURNAME	FIRST PERSONAL NAME	ADDITIONAL NAME(S)/INITIAL(S)	SUFFIX

7. CHANGED OR ADDED INFORMATION: Complete for Assignment or Party Information Change - provide only one name (7a or 7b) (use exact, full name; do not omit, modify, or abbreviate any part of the Debtor's name)

OR	7a. ORGANIZATION'S NAME	
	7b. INDIVIDUAL'S SURNAME	
	INDIVIDUAL'S FIRST PERSONAL NAME	
	INDIVIDUAL'S ADDITIONAL NAME(S)/INITIAL(S)	SUFFIX

7c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY

8. ☐ **COLLATERAL CHANGE:** Also check one of these four boxes: ☐ ADD collateral ☐ DELETE collateral ☐ RESTATE covered collateral ☐ ASSIGN collateral
Indicate collateral:

9. **NAME OF SECURED PARTY OF RECORD AUTHORIZING THIS AMENDMENT:** Provide only one name (9a or 9b) (name of Assignor, if this is an Assignment)
If this is an Amendment authorized by a DEBTOR, check here ☐ and provide name of authorizing Debtor

OR	a. ORGANIZATION'S NAME Bridge Bank, NA			
	b. INDIVIDUAL'S SURNAME	FIRST PERSONAL NAME	ADDITIONAL NAME(S)/INITIAL(S)	SUFFIX

10. OPTIONAL FILER REFERENCE DATA:
:IDC TECHNOLOGIES INC 060 [168955147]

FILING OFFICE COPY

UCC FINANCING STATEMENT AMENDMENT

FOLLOW INSTRUCTIONS

A. NAME & PHONE OF CONTACT AT FILER (optional)
Lien Solutions
800-331-3282

B. E-MAIL CONTACT AT FILER (optional)

C. SEND ACKNOWLEDGMENT TO: (Name and Address)
Lien Solutions
P.O. Box 29071
Glendale, CA 91209-9071
USA

DOCUMENT NUMBER: 81816390002
FILING NUMBER: 19-77344344
FILING DATE: 09/16/2019 09:08

IMAGE GENERATED ELECTRONICALLY FOR XML FILING
THE ABOVE SPACE IS FOR CA FILING OFFICE USE ONLY

1a. INITIAL FINANCING STATEMENT FILE NUMBER
14-7437855165

1b. ☐ This FINANCING STATEMENT AMENDMENT is to be filed [for record] (or recorded) in the REAL ESTATE RECORDS. Filer: Attach Amendment Addendum (Form UCC3Ad) and provide Debtor's name in item 13

2. ☐ **TERMINATION:** Effectiveness of the Financing Statement identified above is terminated with respect to the security interest(s) of Secured Party authorizing this Termination Statement

3. ☐ **ASSIGNMENT** (full or partial): Provide name of Assignee in item 7a or 7b, and address of Assignee in item 7c and name of Assignor in item 9
For partial assignment, complete items 7 and 9 and also indicate affected collateral in item 8

4. ☑ **CONTINUATION:** Effectiveness of the Financing Statement identified above with respect to the security interest(s) of Secured Party authorizing this Continuation Statement is continued for the additional period provided by applicable law

5. ☐ **PARTY INFORMATION CHANGE:**
Check one of these two boxes: This Change affects ☐ Debtor or ☐ Secured Party of record.
AND Check one of these three boxes to: ☐ CHANGE name and/or address: Complete item 6a or 6b; and item 7a and 7b and item 7c ☐ ADD name: Complete item 7a or 7b, and item 7c ☐ DELETE name: Give record name to be deleted in item 6a or 6b

6. **CURRENT RECORD INFORMATION:** Complete for Party Information Change - provide only one name (6a or 6b)

	6a. ORGANIZATION'S NAME			
OR	6b. INDIVIDUAL'S SURNAME	FIRST PERSONAL NAME	ADDITIONAL NAME(S)/INITIAL(S)	SUFFIX

7. CHANGED OR ADDED INFORMATION: Complete for Assignment or Party Information Change - provide only one name (7a or 7b) (use exact, full name; do not omit, modify, or abbreviate any part of the Debtor's name)

	7a. ORGANIZATION'S NAME	
OR	7b. INDIVIDUAL'S SURNAME	
	INDIVIDUAL'S FIRST PERSONAL NAME	
	INDIVIDUAL'S ADDITIONAL NAME(S)/INITIAL(S)	SUFFIX

7c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY

8. ☐ **COLLATERAL CHANGE:** Also check one of these four boxes: ☐ ADD collateral ☐ DELETE collateral ☐ RESTATE covered collateral ☐ ASSIGN collateral
Indicate collateral:

9. **NAME OF SECURED PARTY OF RECORD AUTHORIZING THIS AMENDMENT:** Provide only one name (9a or 9b) (name of Assignor, if this is an Assignment)
If this is an Amendment authorized by a DEBTOR, check here ☐ and provide name of authorizing Debtor

	a. ORGANIZATION'S NAME BRIDGE BANK, NA			
OR	b. INDIVIDUAL'S SURNAME	FIRST PERSONAL NAME	ADDITIONAL NAME(S)/INITIAL(S)	SUFFIX

10. OPTIONAL FILER REFERENCE DATA:
CA-0-71676201-57758342- Debtor: IDC TECHNOLOGIES, INC.

FILING OFFICE COPY

[redacted]

UCC FINANCING STATEMENT AMENDMENT

FOLLOW INSTRUCTIONS

2077679236

03/13/2020 16:15

FILED

CALIFORNIA SECRETARY OF STATE

SOS

87126430002 UCC 3 FILING

A. NAME & PHONE OF CONTACT AT FILER (optional)

B. E-MAIL CONTACT AT FILER (optional)

C. SEND ACKNOWLEDGMENT TO: (Name and Address)

CT Fulfillment
555 Capitol Mall, Suite 1150
Sacramento, CA 95814
74216228-1
Account 60574850

THE ABOVE SPACE IS FOR FILING OFFICE USE ONLY

1a. INITIAL FINANCING STATEMENT FILE NUMBER
14-7437855165; Filed 11/24/2014

1b. ☐ This FINANCING STATEMENT AMENDMENT is to be filed [for record] (or recorded) in the REAL ESTATE RECORDS
Filer: attach Amendment Addendum (Form UCC3Ad) and provide Debtor's name in item 13

2. ☑ TERMINATION: Effectiveness of the Financing Statement identified above is terminated with respect to the security interest(s) of Secured Party authorizing this Termination Statement

3. ☐ ASSIGNMENT (full or partial): Provide name of Assignee in item 7a or 7b, and address of Assignee in item 7c and name of Assignor in item 9
For partial assignment, complete items 7 and 9 and also indicate affected collateral in item 8

4. ☐ CONTINUATION: Effectiveness of the Financing Statement identified above with respect to the security interest(s) of Secured Party authorizing this Continuation Statement is continued for the additional period provided by applicable law

5. ☐ PARTY INFORMATION CHANGE:
Check one of these two boxes: This Change affects ☐ Debtor or ☐ Secured Party of record
AND Check one of these three boxes to: ☐ CHANGE name and/or address: Complete item 6a or 6b; and item 7a or 7b and item 7c ☐ ADD name: Complete item 7a or 7b, and item 7c ☐ DELETE name: Give record name to be deleted in item 6a or 6b

6. CURRENT RECORD INFORMATION: Complete for Party Information Change - provide only one name (6a or 6b)
6a. ORGANIZATION'S NAME
OR
6b. INDIVIDUAL'S SURNAME | FIRST PERSONAL NAME | ADDITIONAL NAME(S)/INITIAL(S) | SUFFIX

7. CHANGED OR ADDED INFORMATION: Complete for Assignment or Party Information Change - provide only one name (7a or 7b) (use exact, full name; do not omit, modify, or abbreviate any part of the Debtor's name)
7a. ORGANIZATION'S NAME
OR
7b. INDIVIDUAL'S SURNAME
INDIVIDUAL'S FIRST PERSONAL NAME
INDIVIDUAL'S ADDITIONAL NAME(S)/INITIAL(S) | SUFFIX
7c. MAILING ADDRESS | CITY | STATE | POSTAL CODE | COUNTRY

8. ☐ COLLATERAL CHANGE: Also check one of these four boxes: ☐ ADD collateral ☐ DELETE collateral ☐ RESTATE covered collateral ☐ ASSIGN collateral
Indicate collateral:

9. NAME OF SECURED PARTY OF RECORD AUTHORIZING THIS AMENDMENT: Provide only one name (9a or 9b) (name of Assignor, if this is an Assignment)
If this is an Amendment authorized by a DEBTOR, check here ☐ and provide name of authorizing Debtor
9a. ORGANIZATION'S NAME
Western Alliance Bank
OR
9b. INDIVIDUAL'S SURNAME | FIRST PERSONAL NAME | ADDITIONAL NAME(S)/INITIAL(S) | SUFFIX

10. OPTIONAL FILER REFERENCE DATA:
File with California SOS; 19637335-2; 736452692; Debtor: IDC TECHNOLOGIES, INC.

U240072273933

B3043-4688 09/16/2024 6:53 AM Received by California Secretary of State

STATE OF CALIFORNIA
Office of the Secretary of State
UCC FINANCING STATEMENT AMENDMENT (UCC 3)
California Secretary of State
1500 11th Street
Sacramento, California 95814
(916) 657-5448

For Office Use Only
-FILED-
File No.: U240072273933
Date Filed: 9/16/2024

Submitter Information:

Contact Name	WOLTERS KLUWER LIEN SOLUTIONS
Organization Name	LIEN SOLUTIONS
Phone Number	800-331-3282
Email Address	uccfilingreturn@wolterskluwer.com
Address	P.O. BOX 29071 GLENDALE, CA 912099071

Amendment Action Information:

Initial Financing Statement File Number	147437855165
Date Filed	11/24/2014
Amendment Action	Continuation

Name of Secured Party of Record Authorizing This Amendment:

☐ If this Amendment is authorized by a Debtor, check this box and select the name of the Authorizing Debtor below.

Authorizing Secured Party Name	BRIDGE BANK, NA

Optional Filer Reference Information:
100724338

U210027926328

B0373-2947 03/03/2021 10:37 AM Received by California Secretary of State

STATE OF CALIFORNIA
Office of the Secretary of State
UCC FINANCING STATEMENT (UCC 1)
California Secretary of State
1500 11th Street
Sacramento, California 95814
(916) 653-3516

For Office Use Only
-FILED-
File #: U210027926328
Date Filed: 3/3/2021

Submitter Information:

Contact Name	WOLTERS KLUWER LIEN SOLUTIONS
Organization Name	LIEN SOLUTIONS
Phone Number	800-331-3282
Email Address	uccfilingreturn@wolterskluwer.com
Address	P.O. BOX 29071 GLENDALE, CA 912099071

Debtor Information:

Debtor Name	Mailing Address
IDC TECHNOLOGIES, INC.	920 HILLVIEW COURT SUITE 250 MILPITAS, CA 95035

Secured Party Information:

Secured Party Name	Mailing Address
BANK OF THE WEST	2527 CAMINO RAMON SAN RAMON, CA 94583

Indicate how documentation of Collateral is provided:
Entered as Text

Description:
The Debtor hereby grants to the Secured Party and the assignee (if any) of the Secured Party a security interest in and to all of the following property in which the Debtor now has or hereafter acquires any right, title or interest, wheresoever located and whether in the possession of the Debtor or any other person, and all accessions, improvements, additions, substitutions and replacements thereto and thereof, and all proceeds thereof (including but not limited to accounts, chattel paper, documents, instruments, deposit accounts and general intangibles): (i) accounts; (ii) chattel paper; (iii) goods; (iv) inventory; (v) equipment; (vi) fixtures; (vii) instruments; (viii) investment property; (ix) documents; (x) Commercial tort claims; (xi) deposit accounts; (xii) letter-of-credit rights; (xiii) general intangibles; (xiv) supporting obligations; and (xv) records of, accession to and proceeds and products of the foregoing.

Indicate if Collateral is held in a Trust or is being administered by a Decedent's Personal Representative:
Not Applicable

Select an alternate Financing Statement type:

Select an additional alternate Financing Statement type:

Select an alternative Debtor/Secured Party designation for this Financing Statement:

Optional Filer Reference Information:
79263741

[redacted]

UCC FINANCING STATEMENT AMENDMENT

FOLLOW INSTRUCTIONS

For Office Use Only

-FILED-

File #: U210081583427

Date Filed: 9/2/2021

A. NAME & PHONE OF CONTACT AT FILER (optional)

B. E-MAIL CONTACT AT FILER (optional)

C. SEND ACKNOWLEDGMENT TO: (Name and Address)

COGENCY GLOBAL INC
1325 J Street, Suite 1550
Sacramento, CA 95814
1470469 1 of 1

THE ABOVE SPACE IS FOR FILING OFFICE USE ONLY

1a. INITIAL FINANCING STATEMENT FILE NUMBER
U210027926328 Filed 03/03/2021

1b. ☐ This FINANCING STATEMENT AMENDMENT is to be filed [for record] (or recorded) in the REAL ESTATE RECORDS
Filer: attach Amendment Addendum (Form UCC3Ad) and provide Debtor's name in item 13

2. ☑ TERMINATION: Effectiveness of the Financing Statement identified above is terminated with respect to the security interest(s) of Secured Party authorizing this Termination Statement

3. ☐ ASSIGNMENT (full or partial): Provide name of Assignee in item 7a or 7b, and address of Assignee in item 7c and name of Assignor in item 9
For partial assignment, complete items 7 and 9 and also indicate affected collateral in item 8

4. ☐ CONTINUATION: Effectiveness of the Financing Statement identified above with respect to the security interest(s) of Secured Party authorizing this Continuation Statement is continued for the additional period provided by applicable law

5. ☐ PARTY INFORMATION CHANGE:
Check one of these two boxes:
This Change affects ☐ Debtor or ☐ Secured Party of record
AND Check one of these three boxes to:
☐ CHANGE name and/or address: Complete item 6a or 6b; and item 7a or 7b and item 7c
☐ ADD name: Complete item 7a or 7b, and item 7c
☐ DELETE name: Give record name to be deleted in item 6a or 6b

6. CURRENT RECORD INFORMATION: Complete for Party Information Change - provide only one name (6a or 6b)

6a. ORGANIZATION'S NAME

OR 6b. INDIVIDUAL'S SURNAME | FIRST PERSONAL NAME | ADDITIONAL NAME(S)/INITIAL(S) | SUFFIX

7. CHANGED OR ADDED INFORMATION: Complete for Assignment or Party Information Change - provide only one name (7a or 7b) (use exact, full name; do not omit, modify, or abbreviate any part of the Debtor's name)

7a. ORGANIZATION'S NAME

OR 7b. INDIVIDUAL'S SURNAME

INDIVIDUAL'S FIRST PERSONAL NAME

INDIVIDUAL'S ADDITIONAL NAME(S)/INITIAL(S) | SUFFIX

7c. MAILING ADDRESS | CITY | STATE | POSTAL CODE | COUNTRY

8. ☐ COLLATERAL CHANGE: Also check one of these four boxes: ☐ ADD collateral ☐ DELETE collateral ☐ RESTATE covered collateral ☐ ASSIGN collateral

Indicate collateral:

9. NAME OF SECURED PARTY OF RECORD AUTHORIZING THIS AMENDMENT: Provide only one name (9a or 9b) (name of Assignor, if this is an Assignment)
If this is an Amendment authorized by a DEBTOR, check here ☐ and provide name of authorizing Debtor

9a. ORGANIZATION'S NAME
Bank of the West

OR 9b. INDIVIDUAL'S SURNAME | FIRST PERSONAL NAME | ADDITIONAL NAME(S)/INITIAL(S) | SUFFIX

10. OPTIONAL FILER REFERENCE DATA:
File with California Secretary of State Debtor: IDC Technologies, Inc.

B0424-2738 08/31/2021 5:00 PM Received by California Secretary of State

For Office Use Only

-FILED-

File #: U210080845423

Date Filed: 8/31/2021

UCC FINANCING STATEMENT

FOLLOW INSTRUCTIONS

A. NAME & PHONE OF CONTACT AT FILER (optional)

B. E-MAIL CONTACT AT FILER (optional)

C. SEND ACKNOWLEDGMENT TO: (Name and Address)

COGENCY GLOBAL INC
1325 J Street, Suite 1550
Sacramento, CA 95814
14616087 · 2

THE ABOVE SPACE IS FOR FILING OFFICE USE ONLY

1. DEBTOR'S NAME: Provide only one Debtor name (1a or 1b) (use exact, full name; do not omit, modify, or abbreviate any part of the Debtor's name); if any part of the Individual Debtor's name will not fit in line 1b, leave all of item 1 blank, check here ☐ and provide the Individual Debtor information in item 10 of the Financing Statement Addendum (Form UCC1Ad)

1a. ORGANIZATION'S NAME					
IDC Technologies, Inc.					
OR 1b. INDIVIDUAL'S SURNAME	FIRST PERSONAL NAME	ADDITIONAL NAME(S)/INITIAL(S)		SUFFIX	
1c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY	
920 Hillview Court, Suite 250	Milpitas	CA	95035	USA	

2. DEBTOR'S NAME: Provide only one Debtor name (2a or 2b) (use exact, full name; do not omit, modify, or abbreviate any part of the Debtor's name); if any part of the Individual Debtor's name will not fit in line 2b, leave all of item 2 blank, check here ☐ and provide the Individual Debtor information in item 10 of the Financing Statement Addendum (Form UCC1Ad)

2a. ORGANIZATION'S NAME				
OR 2b. INDIVIDUAL'S SURNAME	FIRST PERSONAL NAME	ADDITIONAL NAME(S)/INITIAL(S)		SUFFIX
2c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY

3. SECURED PARTY'S NAME (or NAME of ASSIGNEE of ASSIGNOR SECURED PARTY): Provide only one Secured Party name (3a or 3b)

3a. ORGANIZATION'S NAME				
BMO Harris Bank N.A., as Administrative Agent				
OR 3b. INDIVIDUAL'S SURNAME	FIRST PERSONAL NAME	ADDITIONAL NAME(S)/INITIAL(S)		SUFFIX
3c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY
115 South LaSalle St.	Chicago	IL	60603	USA

4. COLLATERAL: This financing statement covers the following collateral:

All assets of the Debtor, whether now owned or existing or hereafter acquired or arising and wheresoever located, including all accessions thereto and products and proceeds thereof.

5. Check only if applicable and check only one box: Collateral is ☐ held in a Trust (see UCC1Ad, item 17 and Instructions) ☐ being administered by a Decedent's Personal Representative

6a. Check only if applicable and check only one box: ☐ Public-Finance Transaction ☐ Manufactured-Home Transaction ☐ A Debtor is a Transmitting Utility

6b. Check only if applicable and check only one box: ☐ Agricultural Lien ☐ Non-UCC Filing

7. ALTERNATIVE DESIGNATION (if applicable): ☐ Lessee/Lessor ☐ Consignee/Consignor ☐ Seller/Buyer ☐ Bailee/Bailor ☐ Licensee/Licensor

8. OPTIONAL FILER REFERENCE DATA:
File with California Secretary of State

For Office Use Only

-FILED-

File #: U210080929734

Date Filed: 9/1/2021

B0424-3213 09/01/2021 5:00 PM Received by California Secretary of State

UCC FINANCING STATEMENT

FOLLOW INSTRUCTIONS

A. NAME & PHONE OF CONTACT AT FILER (optional)

B. E-MAIL CONTACT AT FILER (optional)
tlockley@mcguirewoods.com

C. SEND ACKNOWLEDGMENT TO: (Name and Address)

C T CORPORATION
555 CAPITOL MALL, SUITE 1150
SACRAMENTO, CA 95814
82236374/1
ACCOUNT 00051

THE ABOVE SPACE IS FOR FILING OFFICE USE ONLY

1. DEBTOR'S NAME: Provide only one Debtor name (1a or 1b) (use exact, full name; do not omit, modify, or abbreviate any part of the Debtor's name); if any part of the Individual Debtor's name will not fit in line 1b, leave all of item 1 blank, check here ☐ and provide the Individual Debtor information in item 10 of the Financing Statement Addendum (Form UCC1Ad)

1a. ORGANIZATION'S NAME: **IDC Technologies, Inc.**

OR

1b. INDIVIDUAL'S SURNAME	FIRST PERSONAL NAME	ADDITIONAL NAME(S)/INITIAL(S)	SUFFIX

1c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY
920 Hillview Court, Suite 250	Milpitas	CA	95035	USA

2. DEBTOR'S NAME: Provide only one Debtor name (2a or 2b) (use exact, full name; do not omit, modify, or abbreviate any part of the Debtor's name); if any part of the Individual Debtor's name will not fit in line 2b, leave all of item 2 blank, check here ☐ and provide the Individual Debtor information in item 10 of the Financing Statement Addendum (Form UCC1Ad)

2a. ORGANIZATION'S NAME

OR

2b. INDIVIDUAL'S SURNAME	FIRST PERSONAL NAME	ADDITIONAL NAME(S)/INITIAL(S)	SUFFIX

2c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY

3. SECURED PARTY'S NAME (or NAME of ASSIGNEE of ASSIGNOR SECURED PARTY): Provide only one Secured Party name (3a or 3b)

3a. ORGANIZATION'S NAME: **SPP Credit Advisors LLC, as Agent**

OR

3b. INDIVIDUAL'S SURNAME	FIRST PERSONAL NAME	ADDITIONAL NAME(S)/INITIAL(S)	SUFFIX

3c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY
550 5th Avenue, 12th Floor	New York	NY	10036	USA

4. COLLATERAL: This financing statement covers the following collateral:

All assets of the Debtor, whether now owned or existing or hereafter acquired or arising and wheresoever located, including all accessions thereto and products and proceeds thereof.

5. Check only if applicable and check only one box: Collateral is ☐ held in a Trust (see UCC1Ad, item 17 and Instructions) ☐ being administered by a Decedent's Personal Representative

6a. Check only if applicable and check only one box: ☐ Public-Finance Transaction ☐ Manufactured-Home Transaction ☐ A Debtor is a Transmitting Utility

6b. Check only if applicable and check only one box: ☐ Agricultural Lien ☐ Non-UCC Filing

7. ALTERNATIVE DESIGNATION (if applicable): ☐ Lessee/Lessor ☐ Consignee/Consignor ☐ Seller/Buyer ☐ Bailee/Bailor ☐ Licensee/Licensor

8. OPTIONAL FILER REFERENCE DATA:
File with: California - Secretary of State 2074340-0012

U240051021309

B2832-0757 06/21/2024 4:12 PM Received by California Secretary of State

STATE OF CALIFORNIA
Office of the Secretary of State
UCC FINANCING STATEMENT (UCC 1)
California Secretary of State
1500 11th Street
Sacramento, California 95814
(916) 657-5448

For Office Use Only
-FILED-
File No.: U240051021309
Date Filed: 6/21/2024

Submitter Information:

Contact Name	WOLTERS KLUWER LIEN SOLUTIONS
Organization Name	LIEN SOLUTIONS
Phone Number	800-331-3282
Email Address	uccfilingreturn@wolterskluwer.com
Address	P.O. BOX 29071 GLENDALE, CA 912099071

Debtor Information:

Debtor Name	Mailing Address
LKO TECHNOLOGIES INC	920 HILLVIEW COURT SUITE 250 MILPITAS, CA 95035
IDC TECHNOLOGIES, INC.	920 HILLVIEW COURT SUITE 250 MILPITAS, CA 95035

Secured Party Information:

Secured Party Name	Mailing Address
C T CORPORATION SYSTEM, AS REPRESENTATIVE	330 N BRAND BLVD, SUITE 700; ATTN: SPRS GLENDALE, CA 91203

Indicate how documentation of Collateral is provided:

Entered as Text

Description:

COLLATERAL: This financing statement covers the following collateral: All Assets now owned or hereafter acquired and wherever located, including but not limited to, the following subcategories of assets: a. Accounts, including but not limited to, credit card receivables; b. Chattel Paper; c. Inventory; d. Equipment; e. Instruments, including but not limited to, Promissory Notes; f. Investment Property; g. Documents; h. Deposit Accounts; i. Letter of Credits Rights; j. General Intangibles; k. Supporting Obligations; and l. Proceeds and Products of the foregoing. NOTICE PURSUANT TO AN AGREEMENT BETWEEN DEBTOR AND SECURED PARTY, DEBTOR HAS AGREED NOT TO FURTHER ENCUMBER THE COLLATERAL DESCRIBED HEREIN, THE FURTHER ENCUMBERING OF WHICH MAY CONSTITUTE THE TORTIOUS INTERFERENCE WITH THE SECURED PARTY'S RIGHT BY SUCH ENCUMBRANCE IN THE EVENT THAT ANY ENTITY IS GRANTED A SECURITY INTEREST IN DEBTOR'S ACCOUNTS, CHATTEL PAPER OR GENERAL INTANGIBLES CONTRARY TO THE ABOVE, THE SECURED PARTY ASSERTS A CLAIM TO ANY PROCEEDS THEREOF RECEIVED BY SUCH ENTITY.

Indicate if Collateral is held in a Trust or is being administered by a Decedent's Personal Representative:

Not Applicable

Select an alternate Financing Statement type:

Select an additional alternate Financing Statement type:

Select an alternative Debtor/Secured Party designation for this Financing Statement:

Optional Filer Reference Information:

99443798

[redacted]

UCC FINANCING STATEMENT AMENDMENT

FOLLOW INSTRUCTIONS

For Office Use Only

-FILED-

File No.: U240072597123

Date Filed: 9/10/2024

B3007-1836 09/10/2024 2:50 PM Received by California Secretary of State

A. NAME & PHONE OF CONTACT AT FILER (optional)

B. E-MAIL CONTACT AT FILER (optional)

C. SEND ACKNOWLEDGMENT TO: (Name and Address)

PLEASE RETURN TO
CSC
2710 Gateway Oaks Drive, Suite 150N
Sacramento, CA 95833
[redacted]

(P)

THE ABOVE SPACE IS FOR FILING OFFICE USE ONLY

1a. INITIAL FINANCING STATEMENT FILE NUMBER
U240051021309

1b. ☐ This FINANCING STATEMENT AMENDMENT is to be filed [for record] (or recorded) in the REAL ESTATE RECORDS
Filer: attach Amendment Addendum (Form UCC3Ad) and provide Debtor's name in item 13

2. ☐ TERMINATION: Effectiveness of the Financing Statement identified above is terminated with respect to the security interest(s) of Secured Party authorizing this Termination Statement

3. ☐ ASSIGNMENT (full or partial): Provide name of Assignee in item 7a or 7b, and address of Assignee in item 7c and name of Assignor in item 9
For partial assignment, complete items 7 and 9 and also indicate affected collateral in item 8

4. ☐ CONTINUATION: Effectiveness of the Financing Statement identified above with respect to the security interest(s) of Secured Party authorizing this Continuation Statement is continued for the additional period provided by applicable law

5. ☑ PARTY INFORMATION CHANGE:

Check one of these two boxes:
This Change affects ☑ Debtor or ☐ Secured Party of record

AND Check one of these three boxes to:
☐ CHANGE name and/or address: Complete item 6a or 6b; and item 7a or 7b and item 7c
☐ ADD name: Complete item 7a or 7b, and item 7c
☑ DELETE name: Give record name to be deleted in item 6a or 6b

6. CURRENT RECORD INFORMATION: Complete for Party Information Change - provide only one name (6a or 6b)

6a. ORGANIZATION'S NAME
IDC Technologies, Inc.

OR

6b. INDIVIDUAL'S SURNAME	FIRST PERSONAL NAME	ADDITIONAL NAME(S)/INITIAL(S)	SUFFIX

7. CHANGED OR ADDED INFORMATION: Complete for Assignment or Party Information Change - provide only one name (7a or 7b) (use exact, full name; do not omit, modify, or abbreviate any part of the Debtor's name)

7a. ORGANIZATION'S NAME

OR

7b. INDIVIDUAL'S SURNAME

INDIVIDUAL'S FIRST PERSONAL NAME

INDIVIDUAL'S ADDITIONAL NAME(S)/INITIAL(S) | SUFFIX

7c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY

8. ☐ COLLATERAL CHANGE: Also check one of these four boxes: ☐ ADD collateral ☐ DELETE collateral ☐ RESTATE covered collateral ☐ ASSIGN collateral

Indicate collateral:

9. NAME OF SECURED PARTY OF RECORD AUTHORIZING THIS AMENDMENT: Provide only one name (9a or 9b) (name of Assignor, if this is an Assignment)
If this is an Amendment authorized by a DEBTOR, check here ☑ and provide name of authorizing Debtor

9a. ORGANIZATION'S NAME
IDC Technologies, Inc.

OR

9b. INDIVIDUAL'S SURNAME	FIRST PERSONAL NAME	ADDITIONAL NAME(S)/INITIAL(S)	SUFFIX

10. OPTIONAL FILER REFERENCE DATA:
99443798

AMNF-8859

UCC FINANCING STATEMENT AMENDMENT ADDENDUM

FOLLOW INSTRUCTIONS

11. INITIAL FINANCING STATEMENT FILE NUMBER: Same as item 1a on Amendment form

12. NAME OF PARTY AUTHORIZING THIS AMENDMENT: Same as item 9 on Amendment form

12a. ORGANIZATION'S NAME

OR 12b. INDIVIDUAL'S SURNAME

FIRST PERSONAL NAME

ADDITIONAL NAME(S)/INITIAL(S) | SUFFIX

THE ABOVE SPACE IS FOR FILING OFFICE USE ONLY

13. Name of DEBTOR on related financing statement (Name of a current Debtor of record required for indexing purposes only in some filing offices - see Instruction item 13): Provide only one Debtor name (13a or 13b) (use exact, full name; do not omit, modify, or abbreviate any part of the Debtor's name); see Instructions if name does not fit

13a. ORGANIZATION'S NAME

OR 13b. INDIVIDUAL'S SURNAME	FIRST PERSONAL NAME	ADDITIONAL NAME(S)/INITIAL(S)	SUFFIX

14. ADDITIONAL SPACE FOR ITEM 8 (Collateral):

15. This FINANCING STATEMENT AMENDMENT:

☐ covers timber to be cut ☐ covers as-extracted collateral ☐ is filed as a fixture filing

16. Name and address of a RECORD OWNER of real estate described in item 17 (if Debtor does not have a record interest):

17. Description of real estate:

18. MISCELLANEOUS:

CSC

www.cscglobal.com

CSC- Ewing
Suite 160
100 Princeton South Corporate Center
Ewing, NJ 08628
800-631-2155
609-530-0877 (Fax)

Matter#	091318-00004	**Order#**	118663-1
Project Id :		**Order Date**	04/07/2025

Subject:	**IDC TECHNOLOGIES INC.**
Jurisdiction:	**CA - Secretary Of State**
Request For:	**Local Judgment Search**
Result:	**Records found**
Thru Date:	**March 31, 2025**
No. of findings:	1

Ordered by ZLATA FAYER at EPSTEIN BECKER & GREEN, P.C.

Thank you for using CSC. For real-time 24 hour access to the status of any order placed with CSC, access our website at www.cscglobal.com.

If you have any questions concerning this order or CSCGlobal, please feel free to contact us.

April Truter
April.Truter@cscglobal.com

Corporation Service Company(R) Terms and Conditions

You agree that all information that Corporation Service Company furnishes to you will be used solely as one factor in your credit, insurance, marketing or other business decisions and will not be used (i) in determining a consumer's eligibility for credit or insurance where such credit or insurance is to be used primarily for personal, family or household purposes, (ii) for employment purposes, or (iii) for governmental licenses. Use of the information in the above manner is a violation of the Fair Credit Reporting Act.

CSC
www.cscglobal.com

CSC- Ewing
Suite 160
100 Princeton South Corporate Center
Ewing, NJ 08628
800-631-2155
609-530-0877 (Fax)

Matter# 091318-00004
Project Id :

Order# 118663-1
Order Date 04/07/2025

Subject:	**IDC TECHNOLOGIES INC.**
Jurisdiction:	**CA - Secretary Of State**
Request for:	**Local Judgment Search**
Result:	**Records found**

Case Number:	U240093228025
File Date :	12/05/2024
Plaintiff :	SMART GRID VENTURES, LLC

Ordered by ZLATA FAYER at EPSTEIN BECKER & GREEN, P.C.

Thank you for using CSC. For real-time 24 hour access to the status of any order placed with CSC, access our website at www.cscglobal.com.

If you have any questions concerning this order or CSCGlobal, please feel free to contact us.

April Truter
April.Truter@cscglobal.com

U240093228025

STATE OF CALIFORNIA
Office of the Secretary of State
NOTICE OF JUDGMENT LIEN (JL 1)

California Secretary of State
1500 11th Street
Sacramento, California 95814
(916) 657-5448

For Office Use Only
-FILED-
File No.: U240093228025
Date Filed: 12/5/2024

Submitter Information:

Contact Name	Christin Kim
Organization Name	FOX ROTHSCHILD LLP
Phone Number	(415) 364-5540
Email Address	christinkim@foxrothschild.com
Address	345 CALIFORNIA STREET SUITE 2200 SAN FRANCISCO, CA 94104

Judgment Debtor Information:

Judgment Debtor Name	Mailing Address
IDC Technologies, Inc.	920 Hillview Court Suite 250 Milpitas, CA 95035

Judgment Creditor Information:

Judgment Creditor Name	Mailing Address
Smart Grid Ventures, LLC	4851 Tamiami Trail N Suite 259 Naples, FL 34103

Judgment Information:

A. Name of Court Where Judgment Was Entered	Superior Court of California, County of Santa Clara
B. Title of the Action	Smart Grid Ventures, LLC v. IDC Technologies, Inc.; et al.
C. Case Number	24CV440252
D. Date Judgment Was Entered	12/04/2024

E. Date(s) of Subsequent Renewal of Judgment (if any)
None Entered

F. Date of This Notice	12/05/2024
G. Amount Required to Satisfy Judgment at This Date of Notice	$390,000

All property subject to enforcement of a Money Judgment against the Judgment Debtor to which a Judgment Lien on personal property may attach under Section 697.530 of the Code of Civil Procedure is subject to this Judgment Lien.

Declaration and Signature:

Declaration: I am the Attorney of Record for the Judgment Creditor.

☒ I declare under penalty of perjury under the laws of the State of California that the foregoing is true and correct.

Christin Kim — Sign Here

12/05/2024 — Date

CSC
www.cscglobal.com

CSC- Ewing
Suite 160
100 Princeton South Corporate Center
Ewing, NJ 08628
800-631-2155
609-530-0877 (Fax)

Matter#	091318-00004	**Order#**	118663-1
Project Id :		**Order Date**	04/07/2025

Subject:	**IDC TECHNOLOGIES INC.**
Jurisdiction:	**CA - U.S. Northern District Court**
Request for:	**Federal Judgment Search**
Thru Date:	**April 07, 2025**
Result:	**Clear**

Ordered by ZLATA FAYER at EPSTEIN BECKER & GREEN, P.C.

Thank you for using CSC. For real-time 24 hour access to the status of any order placed with CSC, access our website at www.cscglobal.com.

If you have any questions concerning this order or CSCGlobal, please feel free to contact us.

April Truter
April.Truter@cscglobal.com

CSC
www.cscglobal.com

CSC - Springfield
801 Adlai Stevenson Dr
Springfield IL, 62703-4261
800-877-2556
217-544-4657 (Fax)

Matter#	091318-00004	**Order#**	118663-1
Project Id:		**Order Date:**	04/07/2025
Additional Reference:			

Subject:	**IDC Technologies Inc.**
Jurisdiction:	**CA - Santa Clara County**
Request for:	**UCC Debtor**
Thru Date:	**March 31, 2025**
Result:	**Clear**
Request for:	**State Tax Lien**
Thru Date:	**March 31, 2025**
Result:	**Clear**
Request for:	**Federal Tax Lien**
Thru Date:	**March 31, 2025**
Result:	**Clear**

Ordered by ZLATA FAYER at EPSTEIN BECKER & GREEN, P.C.

Thank you for using CSC. For real-time 24 hour access to the status of any order placed with CSC, access our website at www.cscglobal.com.

If you have any questions concerning this order or CSCGlobal, please feel free to contact us.

April Truter
April.Truter@cscglobal.com

CSC

www.cscglobal.com

CSC- Ewing
Suite 160
100 Princeton South Corporate Center
Ewing, NJ 08628
800-631-2155
609-530-0877 (Fax)

Matter#	091318-00004	**Order#**	118663-1
Project Id :		**Order Date**	04/07/2025

Subject:	**IDC TECHNOLOGIES INC.**
Jurisdiction:	**CA - Santa Clara County**
Request for:	**UCC Debtor Search**
Thru Date:	**March 31, 2025**
Result:	**Clear**

Ordered by ZLATA FAYER at EPSTEIN BECKER & GREEN, P.C.

Thank you for using CSC. For real-time 24 hour access to the status of any order placed with CSC, access our website at www.cscglobal.com.

If you have any questions concerning this order or CSCGlobal, please feel free to contact us.

April Truter
April.Truter@cscglobal.com

CSC

www.cscglobal.com

CSC- Ewing
Suite 160
100 Princeton South Corporate Center
Ewing, NJ 08628
800-631-2155
609-530-0877 (Fax)

Matter# 091318-00004
Project Id :

Order# 118663-1
Order Date 04/07/2025

Subject:	**IDC TECHNOLOGIES INC.**
Jurisdiction:	**CA - Santa Clara County**
Request For:	**Local Judgment Search**
Result:	**Records found**
Thru Date:	**March 31, 2025**
No. of findings:	4

Ordered by ZLATA FAYER at EPSTEIN BECKER & GREEN, P.C.

Thank you for using CSC. For real-time 24 hour access to the status of any order placed with CSC, access our website at www.cscglobal.com.

If you have any questions concerning this order or CSCGlobal, please feel free to contact us.

April Truter
April.Truter@cscglobal.com

CSC
www.cscglobal.com

CSC- Ewing
Suite 160
100 Princeton South Corporate Center
Ewing, NJ 08628
800-631-2155
609-530-0877 (Fax)

Matter# 091318-00004
Project Id :

Order# 118663-1
Order Date 04/07/2025

Subject:	**IDC TECHNOLOGIES INC.**
Jurisdiction:	**CA - Santa Clara County**
Request for:	**Local Judgment Search**
Result:	**Records found**
Case Number:	23622293
File Date :	04/11/2017
Amount:	$36,478.58
Plaintiff :	PRADEEP BHATIA
Case Number:	25024081
File Date :	07/09/2021
Amount:	$75,650.51
Plaintiff :	450 MANAGEMENT CO LLC
Case Number:	25197633
File Date :	12/16/2021
Amount:	$14,400.00
Plaintiff :	JENNIFER HARRIS
Case Number:	25741920
File Date :	12/12/2024
Amount:	$390,000.00
Plaintiff :	SMART GRID VENTURES, LLC
Other Names of Interest:	1 JL WAS FOR : IDC TECHNOLGY INC, 2 "LIENS" WERE JUDGMENTS ORDER BY THE LABOR BOARD

Ordered by ZLATA FAYER at EPSTEIN BECKER & GREEN, P.C.

Thank you for using CSC. For real-time 24 hour access to the status of any order placed with CSC, access our website at www.cscglobal.com.

If you have any questions concerning this order or CSCGlobal, please feel free to contact us.

April Truter
April.Truter@cscglobal.com

PLEASE COMPLETE THIS INFORMATION

RECORDING REQUESTED BY
Labor Commissioner
Division of Labor Standards Enforcement
Department of Industrial Relations
State of California

AND WHEN RECORDED MAIL TO:
Labor Commissioner, State of California
Department of Industrial Relations
Division of Labor Standards Enforcement
100 Paseo De San Antonio, #120
San Jose, CA 95113

23622293
Regina Alcomendras
Santa Clara County – Clerk-Recorder
04/11/2017 02:53 PM

Titles: 1 Pages: 3

Fees: $0.00
Taxes: $0
Total: $0.00

THIS SPACE FOR RECORDER'S USE ONLY

Certificate of Lien

(Please fill in document title(s) on this line)

THIS PAGE ADDED TO PROVIDE ADEQUATE SPACE FOR RECORDING INFORMATION
(Additional recording fee applies)

9/95
Rec Form #R25

Recording requested by:

LABOR COMMISSIONER
DIVISION OF LABOR STANDARDS ENFORCEMENT
DEPARTMENT OF INDUSTRIAL RELATIONS
STATE OF CALIFORNIA

and when recorded, mail to:

DIVISION OF LABOR STANDARDS ENFORCEMENT
100 Paseo de San Antonio, Ste. 120
San Jose, CA 95113
FAX(408) 277-9643

NO FEE PER LABOR CODE §101.5

PRADEEP BHATIA,
Claimant and Plaintiff

vs.

IDC Technologies, Inc., a California Corporation,
Defendant

State Case No. **12 - 98930 B HM**

CERTIFICATE OF LIEN
LABOR CODE §98.2(g)(1)

TO WHOM IT MAY CONCERN:

The Labor Commissioner, Chief, Division of Labor Standards Enforcement, hereby certifies that

IDC Technologies, Inc., a California Corporation
154 Images Ct.,
Milpitas, CA 95035

owes wages, damages, and penalties in the amount of:

$ 36,478.58 as ordered and awarded by the Labor Commissioner under Labor Code §98.1 which is now final.

Therefore, pursuant to Labor Code §98.2(g), the amount ordered and awarded, together with interest as provided by Labor Code §98.1(c) or otherwise allowed by law, shall be a lien in favor of the Claimant and Plaintiff identified in the caption above, against all interests in the real property of

IDC Technologies, Inc., a California Corporation

within the county in which this certificate is recorded for a period of ten (10) years from the date this certificate is recorded with the County Recorder.

LABOR COMMISSIONER, CHIEF
DIVISION OF LABOR STANDARDS ENFORCEMENT

By: [signature]
Jeffrey Eng, Hearing Officer

Dated: APRIL 7 2017

DLSE Case No. 12 – 98930 B LM

ACKNOWLEDGMENT

Labor Code section 92
Civil Code section 1189

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
)
County of Santa Clara)

On March 29, 2017 before me, Tricia Banegas, Deputy Labor Commissioner III, personally appeared Jeffrey Eng who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Tricia Banegas, Deputy Labor Commissioner
Division of Labor Standards Enforcement
Department of Industrial Relations
State of California

DEPARTMENT OF INDUSTRIAL RELATIONS
EUREKA
STATE OF CALIFORNIA

EJ-001

ATTORNEY OR PARTY WITHOUT ATTORNEY *(Name, address, and State Bar number)*:
After recording, return to:

A.G Assanti & Associates, PC
9841 Irvine Center Dr. #100
Irvine, CA 92618

TEL NO.: 949-540-0439 FAX NO. *(optional)*:
E-MAIL ADDRESS *(Optional)*:
ATTORNEY FOR [X] JUDGMENT CREDITOR [ ] ASSIGNEE OF RECORD

25024081
Regina Alcomendras
Santa Clara County - Clerk-Recorder
07/09/2021 03:07 PM

Titles: 1 Pages: 2
Fees: $103.00
Taxes: $0
Total: $103.00

FOR RECORDER'S USE ONLY

SUPERIOR COURT OF CALIFORNIA, COUNTY OF SANTA CLARA
STREET ADDRESS: 191 North First Street
MAILING ADDRESS: 191 North First Street
CITY AND ZIP CODE: San Jose, CA 95113
BRANCH NAME: Superir Court - Civil Division

PLAINTIFF: 450 Management Co LLC
DEFENDANT: Aspen Corporations Inc., a Delawere Corporation, IDC Technology Inc.

CASE NUMBER: 20CV370947

ABSTRACT OF JUDGMENT—CIVIL AND SMALL CLAIMS

[ ] Amended

FOR COURT USE ONLY

FILED
JUN 23 2021
Clerk of the Court
Superior Court of CA County of Santa Clara
BY [signature] DEPUTY
A. RODRIGUEZ

1. The [X] judgment creditor [ ] assignee of record applies for an abstract of judgment and represents the following:
   a. Judgment debtor's Name and last known address
      IDC TECHNOLOGY, INC
      920 Hillview Ct., Suite 250
      Milpitas, CA 95035
   b. Driver's license no. [last 4 digits] and state: [X] Unknown
   c. Social security no. [last 4 digits]: [X] Unknown
   d. Summons or notice of entry of sister-state judgment was personally served or mailed to *(name and address)*:
      IDC Technology, Inc., 920 Hillview Ct., Suite 250, Milpitas, CA 95035

2. [ ] Information on additional judgment debtors is shown on page 2.
3. Judgment creditor *(name and address)*:
   450 Management, Co., LLC, 2180 Kohler Dr., Boulder, CO, 80302
4. [ ] Information on additional judgment creditors is shown on page 2.
5. [ ] Original abstract recorded in this county:
   a. Date:
   b. Instrument No.:

Date: 01/11/2021

ALESSANDRO G. ASSANTI, ESQ
(TYPE OR PRINT NAME)

(SIGNATURE OF APPLICANT OR ATTORNEY)

6. Total amount of judgment as entered or last renewed:
   $ 75,650.51
7. All judgment creditors and debtors are listed on this abstract.
8. a. Judgment entered on *(date)*: September 29,2020
   b. Renewal entered on *(date)*:
9. [ ] This judgment is an installment judgment.
10. [ ] An [ ] execution lien [ ] attachment lien is endorsed on the judgment as follows:
    a. Amount: $
    b. In favor of *(name and address)*:
11. A stay of enforcement has
    a. [X] not been ordered by the court.
    b. [ ] been ordered by the court effective until *(date)*:
12. a. [X] I certify that this is a true and correct abstract of the judgment entered in this action.
    b. [ ] A certified copy of the judgment is attached.

[SEAL]

This abstract issued on *(date)*: FEB 08 2021

Clerk, by R. TIEN [signature], Deputy

PLAINTIFF: 450 Management, Co., LLC DEFENDANT: Aspen Corporation, Inc., a Delaware Corporation, IDC Technology Inc.	COURT CASE NO.: 20CV370947

NAMES AND ADDRESSES OF ADDITIONAL JUDGMENT CREDITORS:

13. Judgment creditor *(name and address):*

14. Judgment creditor *(name and address):*

15. ☐ Continued on Attachment 15.

INFORMATION ON ADDITIONAL JUDGMENT DEBTORS:

16. Name and last known address

Driver's license no. [last 4 digits] and state: ☐ Unknown

Social security no. [last 4 digits]: ☐ Unknown

Summons was personally served at or mailed to *(address):*

17. Name and last known address

Driver's license no. [last 4 digits] and state: ☐ Unknown

Social security no. [last 4 digits]: ☐ Unknown

Summons was personally served at or mailed to *(address):*

18. Name and last known address

Driver's license no. [last 4 digits] and state: ☐ Unknown

Social security no. [last 4 digits]: ☐ Unknown

Summons was personally served at or mailed to *(address):*

19. Name and last known address

Driver's license no. [last 4 digits] and state: ☐ Unknown

Social security no. [last 4 digits]: ☐ Unknown

Summons was personally served at or mailed to *(address):*

20. ☐ Continued on Attachment 20.

THE FOREGOING INSTRUMENT IS A CORRECT COPY OF THE ORIGINAL ON FILE IN THIS OFFICE WITH THE EXECPTION OF THE COURT REDACTIONS

JUN 2 4 2021

Clerk of the Court
SUPERIOR COURT OF CA COUNTY OF SANTA CLARA
BY ____________ DEPUTY
K. Kubo Legal Process Clerk

THE GREAT SEAL OF THE STATE OF CALIFORNIA EUREKA

PLEASE COMPLETE THIS INFORMATION

RECORDING REQUESTED BY
Labor Commissioner
Division of Labor Standards Enforcement
Department of Industrial Relations
State of California

AND WHEN RECORDED MAIL TO:
Labor Commissioner, State of California
Department of Industrial Relations
Division of Labor Standards Enforcement
100 Paseo De San Antonio, #120
San Jose, CA 95113

25197633
Regina Alcomendras
Santa Clara County - Clerk-Recorder
12/16/2021 03:06 PM
Titles: 1 Pages: 3
Fees: $0.00
Taxes: $0
Total: $0.00

THIS SPACE FOR RECORDER'S USE ONLY

Certificate of Lien

(Please fill in document title(s) on this line)

THIS PAGE ADDED TO PROVIDE ADEQUATE SPACE FOR RECORDING INFORMATION
(Additional recording fee applies)

9/95

Recording Requested by:

LABOR COMMISSIONER'S OFFICE
Department of Industrial Relations
Division of Labor Standards Enforcement
STATE OF CALIFORNIA

and when recorded, mail to:

DIVISION OF LABOR STANDARDS ENFORCEMENT
100 Paseo de San Antonio, Room 120
San Jose, CA 95113
(408) 277-1266

Jennifer Harris Claimant and Plaintiff **vs.** **IDC TECHNOLOGIES, INC., a California Corporation** Defendant(s) State Claim No.: WC-CM-761364	**NO FEE LABOR CODE §101.5** **CERTIFICATE OF LIEN** **LABOR CODE §98.2(g)(1)**

TO WHOM IT MAY CONCERN:

The Labor Commissioner, Chief, Division of Labor Standards Enforcement, hereby certifies that

IDC TECHNOLOGIES, INC., a California Corporation
920 HILLVIEW CT STE 250
MILPITAS, CA 95035

owes wages, damages, and penalties in the amount of:

$14,400.00 as ordered and awarded by the Labor Commissioner under Labor Code §98.1 which is now final.

Therefore, pursuant to Labor Code §98.2(g), the amount ordered and awarded, together with interest as provided by Labor Code §98.1(c) or otherwise allowed by law, shall be a lien in favor of the Claimant and Plaintiff identified in the caption above, against all interests in real property of

IDC TECHNOLOGIES, INC., a California Corporation

within the county in which this certificate is recorded for a period of ten (10) years from the date this certificate is recorded with the County Recorder.

LABOR COMMISSIONER, CHIEF
DIVISION OF LABOR STANDARDS ENFORCEMENT

By: ______________________
Bao Ngo
Hearing Officer
Dated: November 22, 2021

DLSE Case No. 761364

ACKNOWLEDGMENT

Labor Code section 92
Civil Code section 1189

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
)
County of Santa Clara)

On November 22, 2021 before me, Tricia Banegas, Deputy Labor Commissioner III, personally appeared Bao Ngo who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

DEPARTMENT OF INDUSTRIAL RELATIONS
STATE OF CALIFORNIA

Tricia Banegas, Deputy Labor Commissioner III
Division of Labor Standards Enforcement
Department of Industrial Relations
State of California

This document was electronically submitted to Santa Clara County for recording

25741920

Regina Alcomendras
Santa Clara County - Clerk-Recorder
12/12/2024 08:34 AM

Titles: 1 Pages: 3
Fees: $108.00
Tax: $0
Total: $108.00

Recording Requested By:
Jack Praetzellis, Esq.
Christin Kim, Esq.

When Recorded Return To:
Fox Rothschild, LLP
345 California Street, Suite 2200
San Francisco, CA 94104

Title

Abstract of Judgment

ORIGINAL

EJ-001

ATTORNEY OR PARTY WITHOUT ATTORNEY *(Name, address, State Bar number, and telephone number):*
Recording requested by and return to:
Jack Praetzellis (SBN 267765)/Christin Kim (SBN 348256)
FOX ROTHSCHILD LLP
345 California Street, Suite 2200
San Francisco, California 94104
TEL NO.: (415) 364-5540 FAX NO. (Optional): (415) 391-4436
E-MAIL ADDRESS (Optional): jpraetzellis@foxrothschild.com
☒ ATTORNEY FOR ☒ JUDGMENT CREDITOR ☐ ASSIGNEE OF RECORD

SUPERIOR COURT OF CALIFORNIA, COUNTY OF SANTA CLARA
STREET ADDRESS: 191 North First Street
MAILING ADDRESS: Same
CITY AND ZIP CODE: San Jose, California 95113
BRANCH NAME: Downtown Superior Court

FOR RECORDER'S USE ONLY

PLAINTIFF: SMART GRID VENTURES, LLC

DEFENDANT: IDC TECHNOLOGIES, INC.; et al.

CASE NUMBER:
24CV440252

ABSTRACT OF JUDGMENT—CIVIL AND SMALL CLAIMS ☐ Amended

FOR COURT USE ONLY

1. The ☒ judgment creditor ☐ assignee of record applies for an abstract of judgment and represents the following:
   a. Judgment debtor's

      Name and last known address

      IDC Technologies, Inc.
      920 Hillview Court, Suite 250
      Milpitas, California 95035

   b. Driver's license no. [last 4 digits] and state: ☒ Unknown
   c. Social security no. [last 4 digits]: ☒ Unknown
   d. Summons or notice of entry of sister-state judgment was personally served or mailed to (name and address):
      IDC Technologies, Inc.
      920 Hillvew Court, Suite 250, Milpitas, California 95035

2. ☐ Information on additional judgment debtors is shown on page 2.

3. Judgment creditor *(name and address):*
   Smart Grid Ventures, LLC
   4851 Tamiami Trail N, Suite 259
   Naples, FL 34103

4. ☐ Information on additional judgment creditors is shown on page 2.

5. ☐ Original abstract recorded in this county:
   a. Date:
   b. Instrument No.:

Date: December 9, 2024
Christin Kim
(TYPE OR PRINT NAME)

▶ [signature]
(SIGNATURE OF APPLICANT OR ATTORNEY)

6. Total amount of judgment as entered or last renewed:
   $390,000.00

7. All judgment creditors and debtors are listed on this abstract.

8. a. Judgment entered on *(date):* December 4, 2024
   b. Renewal entered on *(date):*

9. ☐ This judgment is an installment judgment.

10. ☐ An ☐ execution lien ☐ attachment lien is endorsed on the judgment as follows:
    a. Amount: $
    b. In favor of *(name and address):*

11. A stay of enforcement has
    a. ☒ not been ordered by the court.
    b. ☐ been ordered by the court effective until *(date):*

12. a. ☒ I certify that this is a true and correct abstract of, the judgment entered in this action,
    b. ☐ A certified copy of the judgment is attached.

[SEAL]

This abstract issued on *(date):*
DEC 10 2024

Clerk, by J. NGUYEN, Deputy

PLAINTIFF: SMART GRID VENTURES, LLC DEFENDANT: IDC TECHNOLOGIES, INC.; et al.	COURT CASE NO.: 24CV440252

NAMES AND ADDRESSES OF ADDITIONAL JUDGMENT CREDITORS:

13. Judgment creditor *(name and address):*

14. Judgment creditor *(name and address):*

15. ☐ Continued on Attachment 15.

INFORMATION ON ADDITIONAL JUDGMENT DEBTORS:

16. Name and last known address

Driver's license no. [last 4 digits] and state: ☐ Unknown

Social security no. [last 4 digits]: ☐ Unknown

Summons was personally served at or mailed to *(address):*

17. Name and last known address

Driver's license no. [last 4 digits] and state: ☐ Unknown

Social security no. [last 4 digits]: ☐ Unknown

Summons was personally served at or mailed to *(address):*

18. Name and last known address

Driver's license no. [last 4 digits] and state: ☐ Unknown

Social security no. [last 4 digits]: ☐ Unknown

Summons was personally served at or mailed to *(address):*

19. Name and last known address

Driver's license no. [last 4 digits] and state: ☐ Unknown

Social security no. [last 4 digits]: ☐ Unknown

Summons was personally served at or mailed to *(address):*

20. ☐ Continued on Attachment 20.

CSC

www.cscglobal.com

CSC- Ewing
Suite 160
100 Princeton South Corporate Center
Ewing, NJ 08628
800-631-2155
609-530-0877 (Fax)

Matter#	091318-00004	**Order#**	118663-1
Project Id :		**Order Date**	04/07/2025

Subject:	**IDC TECHNOLOGIES INC.**
Jurisdiction:	**CA - Santa Clara Superior Court**
Request For:	**Local Judgment Search**
Result:	**Records found**
Thru Date:	**April 07, 2025**
No. of findings:	0

Ordered by ZLATA FAYER at EPSTEIN BECKER & GREEN, P.C.

Thank you for using CSC. For real-time 24 hour access to the status of any order placed with CSC, access our website at www.cscglobal.com.

If you have any questions concerning this order or CSCGlobal, please feel free to contact us.

April Truter
April.Truter@cscglobal.com

CSC

www.cscglobal.com

CSC- Ewing
Suite 160
100 Princeton South Corporate Center
Ewing, NJ 08628
800-631-2155
609-530-0877 (Fax)

Matter# 091318-00004
Project Id :

Order# 118663-1
Order Date 04/07/2025

Subject:	**IDC TECHNOLOGIES INC.**
Jurisdiction:	**CA - Santa Clara Superior Court**
Request for:	**Local Judgment Search**
Result:	**Records found**
Followup:	See attached index listing. A full set of documents is required for complete information.

Ordered by ZLATA FAYER at EPSTEIN BECKER & GREEN, P.C.

Thank you for using CSC. For real-time 24 hour access to the status of any order placed with CSC, access our website at www.cscglobal.com.

If you have any questions concerning this order or CSCGlobal, please feel free to contact us.

April Truter
April.Truter@cscglobal.com

Public Portal
Superior Court of California, County of Santa Clara

Business Search Request for IDC TEC%

Show All entries Search:

View	Case Number	Case Style	Case Status	Case Type	Filing Date
View Case	25SC094774	Jorge Montoya vs IDC Technologies Inc	Active	Small Claims $5,001 - $10,000	4/7/2025
View Case	25CV462530	PANTHAM LLC vs IDC TECHNOLOGIES, INC., A CALIFORNIA CORPORATION	Active	Other Collections Unlimited (09)	4/2/2025
View Case	25CV462192	Advanced Resource Staffing Inc vs IDC TECHNOLOGIES INC	Active	Breach of Contract/Warranty Unlimited (06)	3/27/2025
View Case	25CV462238	Syrainfotek LLC vs IDC TECHNOLOGIES INC	Active	Breach of Contract/Warranty Unlimited (06)	3/27/2025
View Case	25CV462240	DATALYSYS LLC vs IDC TECHNOLOGIES INC	Active	Breach of Contract/Warranty Unlimited (06)	3/27/2025
View Case	25CV462241	Advithri Technologies LLC vs IDC TECHNOLOGIES INC	Active	Breach of Contract/Warranty Unlimited (06)	3/27/2025
View Case	25CV462242	CSXTech Inc vs IDC TECHNOLOGIES INC	Active	Breach of Contract/Warranty Unlimited (06)	3/27/2025
View Case	25CV462243	Sierra Consulting Inc vs IDC TECHNOLOGIES INC	Active	Breach of Contract/Warranty Unlimited (06)	3/27/2025
View Case	25CV462071	Sriven Technologies LLC vs IDC TECHNOLOGIES INC	Active	Breach of Contract/Warranty Unlimited (06)	3/26/2025
View Case	25CV461887	Cloud Source Inc vs IDC TECHNOLOGIES INC	Active	Breach of Contract/Warranty Unlimited (06)	3/25/2025
View Case	25CV461888	INTELLISOFT SYSTEMS LLC vs IDC TECHNOLOGIES INC	Active	Breach of Contract/Warranty Unlimited (06)	3/25/2025
View Case	25CV461899	VIRTUAL NETWORX INC vs IDC TECHNOLOGIES INC	Active	Breach of Contract/Warranty Unlimited (06)	3/25/2025
View Case	25CV461997	MIZ Tech Solutions LLC vs IDC TECHNOLOGIES INC	Active	Breach of Contract/Warranty Unlimited (06)	3/25/2025
View Case					

View	Case Number	Case Style	Case Status	Case Type	Filing Date
				Unlimited (06)	
View Case	25CV461800	ANi Tech Corporation vs IDC TECHNOLOGIES INC	Active	Breach of Contract/Warranty Unlimited (06)	3/24/2025
View Case	25CV461802	Vision IT USA Inc vs IDC TECHNOLOGIES INC	Active	Breach of Contract/Warranty Unlimited (06)	3/24/2025
View Case	25CV461810	Kanor Systems Inc vs IDC TECHNOLOGIES INC	Active	Breach of Contract/Warranty Limited (06) - 10,000 to 25,000	3/24/2025
View Case	25CV461412	NAM TECHNOLOGIES INC., a corporation vs IDC TECHNOLOGIES, INC., a corporation	Active	Other Collections Unlimited (09)	3/19/2025
View Case	25CV460771	TANGENTIA AMERICA LLC vs IDC TECHNOLOGIES, INC.	Active	Collections Rule 3.740 Limited (09) - 10,000 - 25,000	3/11/2025
View Case	25CV460397	Inteli Platforms inc., a New Jersey corporation vs IDC Technologies, Inc., a Californie corporation	Active	Breach of Contract/Warranty Unlimited (06)	3/5/2025
View Case	25CV460057	Weblient Technology Inc vs IDC TECHNOLOGIES INC	Active	Breach of Contract/Warranty Unlimited (06)	2/28/2025
View Case	25CV460059	Aplomb Technologies Inc vs IDC TECHNOLOGIES INC.	Active	Breach of Contract/Warranty Unlimited (06)	2/28/2025
View Case	25CV459957	Vitoshe Inc. vs IDC TECHNOLOGIES INC.	Active	Breach of Contract/Warranty Unlimited (06)	2/27/2025
View Case	25CV459862	Innovative intelligent Solutions LLC vs IDC TECHNOLOGIES INC.	Active	Breach of Contract/Warranty Unlimited (06)	2/26/2025
View Case	25CV459793	D3 CONSULTING LLC vs IDC TECHNOLOGIES, INC., A CALIFORNIA CORPORATION	Active	Collections Rule 3.740 Limited (09) - 10,000 - 25,000	2/25/2025
View Case	25CV459648	STREAMLINE TECHNOLOGIES INC. vs IDC TECHNOLOGIES, INC., A CALIFORNIA CORPORATION	Active	Other Collections Unlimited (09)	2/24/2025
View Case	25CV459445	Ramsai Software Solutions Inc vs IDC TECHNOLDGIES INC	Active	Breach of Contract/Warranty Unlimited (06)	2/20/2025
View Case	25CV459453	DataEdge Inc vs IDC TECHNOLOGIES INC	Active	Business Tort/Unfair Bus Prac Unlimited (07)	2/20/2025
View Case	25CV458863	Serenity Infotech Inc vs IDC TECHNOLOGIES INC	Active	Breach of Contract/Warranty Unlimited (06)	2/13/2025
View Case	25CV458867	Weve Solutions Inc vs IDC TECHNOLOGIES INC	Active	Business Tort/Unfair Bus	2/13/2025

View	Case Number	Case Style	Case Status	Case Type	Filing Date
				Prac Unlimited (07)	
View Case	25CV458868	SSTech LLC vs IDC TECHNOLOGIES INC	Active	Breach of Contract/Warranty Unlimited (06)	2/13/2025
View Case	25CV458870	Morris & Willner Partners Inc vs IDC TECHNOLOGIES INC.	Active	Breach of Contract/Warranty Unlimited (06)	2/13/2025
View Case	25CV458684	iTsyntax Inc vs IDC TECHNOLOGIES INC	Active	Breach of Contract/Warranty Unlimited (06)	2/11/2025
View Case	25CV458694	Cerebral Technologies Inc vs IDC TECHNOLOGIES INC	Active	Breach of Contract/Warranty Unlimited (06)	2/11/2025
View Case	25CV458707	AGILEITSERVICE LLC vs IDC TECHNOLOGIES INC	Active	Breach of Contract/Warranty Unlimited (06)	2/11/2025
View Case	25CV458719	AGILEITSERVICE LLC vs IDC TECHNOLOGIES INC.	Closed/Inactive	Breach of Contract/Warranty Unlimited (06)	2/11/2025
View Case	25CV458527	SICL AMERICA INC. vs IDC TECHNDLOGIES INC.	Active	Breach of Contract/Warranty Unlimited (06)	2/10/2025
View Case	25CV458530	Sentier LLC vs IDC TECHNOLOGIES INC.	Active	Breach of Contract/Warranty Unlimited (06)	2/10/2025
View Case	25CV458368	Conrelv Solutions Inc. vs IDC TECHNOLOGIES INC.	Active	Breach of Contract/Warranty Unlimited (06)	2/7/2025
View Case	25CV458381	Phygital24 Inc. vs IDC TECHNOLOGIES INC.	Active	Breach of Contract/Warranty Unlimited (06)	2/7/2025
View Case	25CV458386	Echotech Software Solutions LLC vs IDC TECHNOLOGIES INC.	Active	Breach of Contract/Warranty Unlimited (06)	2/7/2025
View Case	25CV458387	Express Global Solutions LLC vs IDC TECHNOLOGIES INC.	Active	Breach of Contract/Warranty Unlimited (06)	2/7/2025
View Case	25CV457716	ST TECH INC. vs IDC TECHNOLOGIES INC.	Active	Breach of Contract/Warranty Unlimited (06)	1/29/2025
View Case	25CV457027	Verdic Solutions, LLC vs IDC Technologies, Inc.	Active	Breach of Contract/Warranty Unlimited (06)	1/21/2025
View Case	25CV456341	Sibatel Communication Inc. vs IDC Technologies Inc.	Active	Breach of Contract/Warranty Unlimited (06)	1/10/2025
View Case	25CV456094	TECH TAMMINA LLC vs PRATEEK GATTANI et al	Active	Breach of Contract/Warranty Unlimited (06)	1/8/2025

24CV455375

View	Case Number	Case Style	Case Status	Case Type	Filing Date
View Case	24CV45537[illegible]	MASTER INFORMATIX SYSTEMS vs IDC TECHNOLOGIES, INC.	Active	Other Collections Unlimited (09)	12/31/2024
View Case	24CV453354	ICONSOFT INC. vs IDC TECHNOLOGIES, INC., A CALIFORNIA CORPORATION	Active	Other Collections Unlimited (09)	12/5/2024
View Case	24CV453324	SWANKTEK, INC. et al vs Prateek Gattani et al	Active	Breach of Contract/Warranty Unlimited (06)	12/4/2024
View Case	24CV453177	Natsoft Corporation vs IDC Technologies, Inc.	Active	Breach of Contract/Warranty Unlimited (06)	12/3/2024
View Case	24CV452976	SYSTEM SOFT TECHNOLOGIES, LLC vs IDC TECHNOLOGIES, INC.	Active	Breach of Contract/Warranty Unlimited (06)	11/27/2024
View Case	24CV452703	TEKBASIC LLC vs IDC TECHNOLOGIES, INC	Active	Other Collections Unlimited (09)	11/26/2024
View Case	24CV452704	Marvel Technologies inc vs IDC TECHNOLOGIES, INC.	Active	Other Collections Unlimited (09)	11/26/2024
View Case	24CV452707	Skanda Technologies Inc. vs IDC TECHNOLOGIES, INC	Active	Other Collections Unlimited (09)	11/26/2024
View Case	24CV452808	DREAMCLOUD TECHNOLOGIES LLC vs PRATEEK GATTANI et al	Active	Breach of Contract/Warranty Unlimited (06)	11/26/2024
View Case	24CV452441	Savvy info Systems Inc. et al vs IDC Technologies Inc.	Closed/Inactive	Breach of Contract/Warranty Unlimited (06)	11/22/2024
View Case	24CV451969	SUNSOFT SOLUTIONS vs IDC TECHNOLOGIES, INC.	Active	Other Collections Unlimited (09)	11/18/2024
View Case	24CV451499	Innovapath incorporated vs IDC Technologies, Inc.	Active	Breach of Contract/Warranty Unlimited (06)	11/12/2024
View Case	24CV451287	Anu Software Consultants, INC. vs IDC Technologies, INC.	Active	Other Collections Limited (09) - 10,000 - 25,000	11/7/2024
View Case	24CV450795	SOFTWORLD TECHNOLOGIES LLC vs IDC TECHNOLOGIES, INC., A CALIFORNIA CORPORATION	Active	Other Collections Unlimited (09)	11/1/2024
View Case	24CV450391	RUBIK SYSTEMS LLC vs PRATEEK GATTANI et al	Active	Breach of Contract/Warranty Unlimited (06)	10/25/2024
View Case	24CV450066	Tech Systems Pro LLC vs Prateek Gattani et al	Active	Breach of Contract/Warranty Limited (06) - 10,000 to 25,000	10/22/2024
View Case	24CV449670	AVE IT SERVICES, LLC vs IDC TECHNOLOGIES, INC.	Closed/Inactive	Breach of Contract/Warranty Unlimited (06)	10/17/2024
View Case	24CV449697	USM Business Systems, Inc. vs IDC Technologies, Inc., a corporation	Active	Other Collections Unlimited (09)	10/17/2024

24CV449472

View	Case Number	Case Style	Case Status	Case Type	Filing Date
View Case	24CV449472	Strategic Resources International Inc. vs Prateek Gattani et al	Active	Breach of Contract/Warranty Unlimited (06)	10/14/2024
View Case	24CV449047	Trinamix, Inc. vs IDC Technologies, Inc.	Active	Breach of Contract/Warranty Unlimited (06)	10/8/2024
View Case	24CV448960	Sira Consulting Inc vs IDC TECHNOLOGIES, INC., A CALIFORNIA CORPORATION	Active	Other Collections Unlimited (09)	10/7/2024
View Case	24CV448996	IT America Inc, vs IDC Technologies, Inc.	Active	Breach of Contract/Warranty Unlimited (06)	10/7/2024
View Case	24CV448685	Global Applications Solution LLC vs IDC Technologies, Inc.	Active	Breach of Contract/Warranty Limited (06) - 10,000 to 25,000	10/3/2024
View Case	24CV447867	DIGITAL CLOUD ASSOCIATES LLC vs IDC TECHNOLOGIES, INC.	Active	Other Collections Unlimited (09)	9/23/2024
View Case	24CV447653	Firefly Pros Inc. vs IDC Technologies, Inc.	Active	Breach of Contract/Warranty Limited (06) - 10,000 to 25,000	9/19/2024
View Case	24CV447869	Vivid Technologies Inc vs IDC TECHNOLOGIES, INC.	Active	Other Collections Unlimited (09)	9/19/2024
View Case	24CV447692	SHARP INFOTECH INC et el vs IDC TECHNOLOGIES, INC.,	Active	Other Collections Limited (09) - 10,000 - 25,000	9/19/2024
View Case	24CV446915	RAKS GROUP LLC vs IDC TECHNOLOGIES INC	Active	Other Collections Limited (09) - 10,000 - 25,000	9/10/2024
View Case	24CV446879	THRIVESOL INC. vs IDC TECHNOLOGIES, INC.	Active	Breach of Contract/Warranty Unlimited (06)	9/9/2024
View Case	24CV446812	Integrated Business Solutions, Inc. et al vs IDC Technologies, Inc. et al	Closed/Inactive	Other Collections Unlimited (09)	9/6/2024
View Case	24CV446647	Amana Tech, Inc. et al vs IDC Technologies, Inc.	Active	Breach of Contract/Warranty Unlimited (06)	9/4/2024
View Case	24CV446482	XZ Sonder Technologies Corp vs IDC Technologies Inc.	Active	Breach of Contract/Warranty Unlimited (06)	9/3/2024
View Case	24CV445986	LoneStar IT Services Inc vs Prateek Gattani et al	Active	Breach of Contract/Warranty Limited (06) - 10,000 to 25,000	8/27/2024
View Case	24CV445863	NEW YORK TECHNOLOGY PARTNERS vs IDC TECHNOLOGIES, INC.	Active	Breach of Contract/Warranty Unlimited (06)	8/22/2024

24cv445508

View	Case Number	Case Style	Case Status	Case Type	Filing Date
View Case	24CV445508	PeakPoint Technologies, Inc. et al vs IDC Technologies, Inc. et al	Active	Breach of Contract/Warranty Unlimited (06)	8/19/2024
View Case	24CV445508	PeakPoint Technologies, Inc. et al vs IDC Technologies, Inc. et al	Active	Breach of Contract/Warranty Unlimited (06)	8/19/2024
View Case	24CV445338	KNACK SYSTEMS, LLC vs PRATEEK GATTANI et al	Active	Breach of Contract/Warranty Unlimited (06)	8/16/2024
View Case	24CV444687	Avventis Tech Inc. vs IDC Technologies, Inc.	Active	Breach of Contract/Warranty Unlimited (06)	8/6/2024
View Case	24CV444701	JVR Systems, Inc vs IDC TECHNOLOGIES, INC., A CALIFORNIA CORPORATION	Active	Other Collections Unlimited (09)	8/6/2024
View Case	24CV444498	GLOBAL TECHNICAL SOFTWARE SERVICE, INC. vs IDC TECHNOLOGIES, INC. et al	Active	Other Complaint (Not Spec) Unlimited (42)	8/2/2024
View Case	24CV443798	DPR Solutions Inc. vs IDC TECHNOLOGIES, INC., A CALIFORNIA CORPORATION	Active	Other Collections Unlimited (09)	7/25/2024
View Case	24CV443819	Cogent Integrated Business Solutions, Inc. vs IDC TECHNOLOGIES, INC.	Active	Collections Rule 3.740 Limited (09) - 10,000 - 25,000	7/25/2024
View Case	24CV443820	Career Soft Solutions Inc vs IDC TECHNOLOGIES, INC.	Active	Collections Rule 3.740 Limited (09) - under 10,000	7/25/2024
View Case	24CV443744	APPLAB SYSTEMS INC vs IDC Technologies, Inc.	Active	Breach of Contract/Warranty Unlimited (06)	7/24/2024
View Case	24CV443765	Propel Solutions, Inc. vs IDC Technologies, Inc.	Active	Breach of Contract/Warranty Limited (06) - under 10,000	7/24/2024
View Case	24CV443705	Keen Info Tek, Inc. vs IDC Technologies, Inc.	Active	Breach of Contract/Warranty Limited (06) - 10,000 to 25,000	7/23/2024
View Case	24CV443451	PamTen, Inc. et al vs Prateek Gattani et al	Active	Breach of Contract/Warranty Unlimited (06)	7/19/2024
View Case	24CV443515	CENTRAPRISE CORP vs PRATEEK GATTANI et al	Active	Breach of Contract/Warranty Unlimited (06)	7/19/2024
View Case	24CV443143	YZENX INC vs PRATEEK GATTANI et al	Closed/Inactive	Breach of Contract/Warranty Unlimited (06)	7/16/2024
View Case	24CV443075	Avventis Inc vs IDC Technologies, Inc.	Active	Breach of Contract/Warranty Unlimited (06)	7/15/2024

24CV443086

View	Case Number	Case Style	Case Status	Case Type	Filing Date
View Case	24CV443086	Sai Technologies LLC vs IDC Technologies, Inc.	Active	Breach of Contract/Warranty Unlimited (06)	7/15/2024
View Case	24CV442983	Transcend IT Solutions LLC, a Texas limited liability company vs IDC Technologies, Inc.. a California corporation	Active	Breach of Contract/Warranty Unlimited (06)	7/11/2024
View Case	24CV442835	Reliance Systems Inc vs IDC Technologies, Inc.	Active	Breach of Contract/Warranty Unlimited (06)	7/10/2024
View Case	24CV442733	Vallexa Technology LLC vs IDC Technologies, Inc.	Active	Breach of Contract/Warranty Unlimited (06)	7/9/2024
View Case	24CV442565	TekSky, LLC, a Virginia limited liability company vs PRATEEK GATTANI et al	Closed/Inactive	Breach of Contract/Warranty Unlimited (06)	7/5/2024
View Case	24CV442577	Smartminds Solutions LLC vs IDC Technologies, Inc.	Active	Breach of Contract/Warranty Limited (06) - 10,000 to 25,000	7/5/2024
View Case	24CV442365	SVATS Inc vs IDC Technologies, Inc.	Active	Breach of Contract/Warranty Unlimited (06)	7/2/2024
View Case	24CV442192	Xcelo Group, Inc. vs IDC Technologies, Inc.	Active	Breach of Contract/Warranty Unlimited (06)	7/1/2024
View Case	24CV442226	Apps Solutions inc. a Michigan corporation vs IDC Technologies, inc.	Active	Breach of Contract/Warranty Unlimited (06)	7/1/2024
View Case	24CV442256	Swift Solutions Inc vs IDC Technologies, Inc.	Active	Breach of Contract/Warranty Unlimited (06)	7/1/2024
View Case	24CV442257	Ruri Software Technologies LLC vs IDC Technologies, Inc.	Active	Breach of Contract/Warranty Limited (06) - 10,000 to 25,000	7/1/2024
View Case	24CV442111	Talanton Technologies Inc vs IDC Technologies, Inc.	Active	Breach of Contract/Warranty Unlimited (06)	8/28/2024
View Case	24CV442126	Zirlen Technologies incorporated vs IDC Technologies, Inc.	Active	Breach of Contract/Warranty Unlimited (06)	6/28/2024
View Case	24CV442012	DM LOGIC ASSOCIATES CORP INC vs IDC TECHNOLOGIES, INC.	Active	Other Collections Unlimited (09)	6/27/2024
View Case	24CV442013	Global Bridga InfoTech Inc vs IDC TECHNOLOGIES, INC., A CALIFORNIA CORPORATION	Active	Other Collections Unlimited (09)	6/27/2024
View Case	24CV442015	Global Soft Technologies LLC vs IDC TECHNOLOGIES, INC.	Active	Collections Rule 3.740 Limited (09) - under 10,000	6/27/2024

24CV442016

View	Case Number	Case Style	Case Status	Case Type	Filing Date
View Case	24CV442016	[illegible] Corp vs IDC TECHNOLOGIES, INC.	Active	Other Complaint (Not Spec) Unlimited (42)	6/27/2024
View Case	24CV441937	Tek Leaders, Inc. vs IDC Technologies, Inc.	Active	Breach of Contract/Warranty Unlimited (06)	6/26/2024
View Case	24CV441968	intone Networks, Inc. vs IDC Technologies, Inc.	Active	Breach of Contract/Warranty Unlimited (06)	6/26/2024
View Case	24CV441835	IFLEXPRO INC vs IDC TECHNOLOGIES, INC., A CALIFORNIA CORPORATION	Active	Other Collections Unlimited (09)	6/25/2024
View Case	24CV441886	Dynamic Technology, Inc. vs IDC Technologies, Inc.	Closed/Inactive	Breach of Contract/Warranty Unlimited (06)	6/25/2024
View Case	24CV441686	Visual Consultants Inc. vs IDC Technologies Inc.	Active	Breach of Contract/Warranty Unlimited (06)	6/21/2024
View Case	24CV441312	Kolla Soft Inc, a New Jersey corporation vs Prateek Gattani et al	Active	Breach of Contract/Warranty Unlimited (06)	6/17/2024
View Case	24CV441146	OLSYS, LTD, a California Corporation vs IDC TECHNOLOGIES, INC., a California Corporation	Active	Breach of Contract/Warranty Unlimited (06)	6/13/2024
View Case	24CV441180	PINNACLE TEK LLC, a North Carolina limited liability company vs Prateek Gattani et al	Closed/Inactive	Breach of Contract/Warranty Unlimited (06)	6/13/2024
View Case	24CV440947	AVANSA IT SOLUTIONS vs IDC TECHNOLOGIES, INC.	Active	Other Collections Unlimited (09)	6/12/2024
View Case	24CV440952	SourceOn IT, Inc vs IDC TECHNOLOGIES, INC., A CALIFORNIA CORPORATION	Active	Other Collections Unlimited (09)	6/12/2024
View Case	24CV440955	Bened Software Services Inc vs IDC TECHNOLOGIES, INC.	Closed/Inactive	Other Collections Unlimited (09)	6/12/2024
View Case	24CV440960	Technologia Corporation, a New Jersey corporation vs IDC Technologies, Inc., a California corporation	Active	Breach of Contract/Warranty Unlimited (06)	6/12/2024
View Case	24CV440907	Idexcel, Inc. vs IDC Technologies, Inc.	Active	Breach of Contract/Warranty Limited (06) - 10,000 to 25,000	6/11/2024
View Case	24CV440919	Siri Infosolutions Inc. vs Prateek Gattani et al	Closed/Inactive	Breach of Contract/Warranty Limited (06) - 10,000 to 25,000	6/11/2024
View Case	24CV440844	Teks Force, Inc., a Virginia corporation vs Prateek Gattani et al	Closed/Inactive	Breach of Contract/Warranty Unlimited (06)	6/10/2024
View Case	24CV440846	Fusion Plus Solutions Inc. vs Prateek Gattani et al	Closed/Inactive	Breach of Contract/Warranty Unlimited (06)	6/10/2024

Public Portal
Superior Court of California, County of Santa Clara

24cv440747

View	Case Number	Case Style	Case Status	Case Type	Filing Date
View Case	24CV440747	Cloud PPH inc. vs Prateek Gattani et al	Closed/Inactive	Breach of Contract/Warranty Unlimited (06)	6/7/2024
View Case	24CV440561	Tanvi IT Solutions, Inc., a Virginia corporation vs Prateek Gattani et al	Closed/Inactive	Breach of Contract/Warranty Limited (06) - 10,000 to 25,000	6/5/2024
View Case	24CV440564	Sydata Inc., a California corporation vs IDC Technologies, Inc., a California corporation	Active	Breach of Contract/Warranty Limited (06) - 10,000 to 25,000	6/5/2024
View Case	24CV440586	ADDEPTO IT Solutions LLC vs Prateek Gattani et al	Closed/Inactive	Breach of Contract/Warranty Unlimited (06)	6/5/2024
View Case	24CV440529	XPAND IT Solutions Inc. vs Prateek Gattani et al	Closed/Inactive	Breach of Contract/Warranty Unlimited (06)	6/4/2024
View Case	24CV440395	Ni Global LLC, vs IDC Technologies, Inc.,	Active	Breach of Contract/Warranty Limited (06) - 10,000 to 25,000	6/3/2024
View Case	24CV440398	Trustek inc. vs IDC Technologies, Inc.	Active	Breach of Contract/Warranty Unlimited (06)	6/3/2024
View Case	24CV440266	IMR Soft LLC vs IDC Technologies, Inc.	Active	Breach of Contract/Warranty Unlimited (06)	5/31/2024
View Case	24CV440147	Wise Equation Solutions, Inc., a Texas corporation vs Prateek Gattani et al	Closed/Inactive	Breach of Contract/Warranty Unlimited (06)	5/30/2024
View Case	24CV440252	SMART GRID VENTURES, LLC vs IDC TECHNOLOGIES, INC	Closed/Inactive	Breach of Contract/Warranty Unlimited (06)	5/30/2024
View Case	24CV440057	Technovators, inc vs IDC Technologies, Inc.	Active	Breach of Contract/Warranty Unlimited (06)	5/29/2024
View Case	24CV439741	Vsecure Labs, inc. vs Prateek Gattani et al	Closed/Inactive	Breach of Contract/Warranty Unlimited (06)	5/23/2024
View Case	24CV439596	MoonITSolutions Inc, a Texas corporation vs Prateek Gattani et al	Active	Breach of Contract/Warranty Unlimited (06)	5/22/2024
View Case	24CV439687	Synergy Technologies, LLC, a Florida limited liability company vs Prateek Gattani et al	Active	Breach of Contract/Warranty Unlimited (06)	5/22/2024
View Case	24CV439690	Federal Soft Systems Inc., an Arkansas corporation vs Prateek Gattani et al	Active	Breach of Contract/Warranty Unlimited (06)	5/22/2024

24CV439399

View	Case Number	Case Style	Case Status	Case Type	Filing Date
View Case	24CV4393[illegible]	[illegible] Technologies Inc., a Michigan corporation vs Prateek Gattani et al	Closed/Inactive	Breach of Contract/Warranty Unlimited (06)	5/20/2024
View Case	24CV439406	GALLEGA Software Solutions inc., a Georgia corporation vs Prateek Gattani et al	Active	Breach of Contract/Warranty Unlimited (06)	5/20/2024
View Case	24CV439437	IT Keysource inc vs Prateek Gattani et al	Active	Breach of Contract/Warranty Unlimited (06)	5/20/2024
View Case	24CV439296	Lorhan Corporation Inc. vs Prateek Gattani at al	Active	Breach of Contract/Warranty Unlimited (06)	5/17/2024
View Case	24CV439168	Amiti Consulting, Inc. vs Prateek Gattani et al	Closed/Inactive	Breach of Contract/Warranty Unlimited (06)	5/16/2024
View Case	24CV439058	Kodeva LLC vs Prateek Gattani et al	Closed/Inactive	Breach of Contract/Warranty Unlimited (06)	5/15/2024
View Case	24CV439113	Altek Inc. vs Prateek Gattani et al	Closed/Inactive	Breach of Contract/Warranty Unlimited (06)	5/15/2024
View Case	24CV439006	R2 Technologies Corporation vs Prateek Gattani et el	Active	Breach of Contract/Warranty Unlimited (06)	5/14/2024
View Case	24CV439030	InfoSmart Technologies, Inc., a Georgia corporation vs Prateek Gattani et al	Closed/Inactive	Breach of Contract/Warranty Unlimited (06)	5/14/2024
View Case	24CV438840	Galexy I Technologies, Inc. vs IDC TECHNOLOGIES, INC.	Closed/Inactive	Other Collections Unlimited (09)	5/13/2024
View Case	24CV438847	Prime Business Technologies Inc vs IDC Technologies, Inc.	Closed/Inactive	Collections Rute 3.740 Limited (09) - 10,000 - 25,000	5/13/2024
View Case	24CV438848	Aroha Technologies, Inc. vs IDC Technologies, Inc.	Closed/Inactive	Collections Rule 3.740 Limited (09) - 10,000 - 25,000	5/13/2024
View Case	24CV438849	SACROSANCTINFO LLC vs IDC TECHNOLOGIES, INC., A CALIFORNIA CORPORATION	Active	Other Collections Unlimited (09)	5/13/2024
View Case	24CV438863	Technology Expert LLC vs IDC TECHNOLOGIES, INC.	Closed/Inactive	Other Collections Unlimited (09)	5/13/2024
View Case	24CV438864	Visual Technologies LLC vs IDC TECHNOLOGIES, INC., A CALIFORNIA CORPORATION	Active	Other Collections Unlimited (09)	5/13/2024
View Case	24CV438866	Visual Innovative Solutions INC vs IDC TECHNOLOGIES, INC., A CALIFORNIA CORPORATION	Active	Collections Rule 3.740 Limited (09) - 10,000 - 25,000	5/13/2024
View Case	24CV438879	CoreVance Inc. a Georgia corporation vs Prateek Gattani et al	Closed/Inactive	Breach of Contract/Warranty Unlimited (06)	5/13/2024

24CV438886

View	Case Number	Case Style	Case Status	Case Type	Filing Date
View Case	24CV4388[illegible]	M[illegible]K Tech Inc., a Texas corporation vs Prateek Gattani et al	Closed/Inactive	Breach of Contract/Warranty Unlimited (06)	5/13/2024
View Case	24CV438888	Enternet Business System Inc. vs IDC Technologies Inc.	Active	Breach of Contract/Warranty Unlimited (06)	5/13/2024
View Case	24CV438787	SSG Technologies LLC vs Prateek Gattani et al	Active	Breach of Contract/Warranty Unlimited (06)	5/10/2024
View Case	24CV438802	GLOBAL SYSTEMS LLC vs IDC TECHNDLOGIES, INC.	Closed/Inactive	Other Collections Unlimited (09)	5/10/2024
View Case	24CV438803	SQUAD SOFTWARE INC vs IDC TECHNOLOGIES, INC.	Closed/Inactive	Other Collections Unlimited (09)	5/10/2024
View Case	24CV438804	Iconixlabs INC vs IDC TECHNOLDGIES, INC.	Closed/Inactive	Other Collections Unlimited (09)	5/10/2024
View Case	24CV438809	Quest IT Solutions Inc vs IDC TECHNOLOGIES, INC., A CALIFORNIA CORPORATION	Closed/Inactive	Other Collections Unlimited (09)	5/10/2024
View Case	24CV438812	Unicom Technologies, Inc., an Illinois corporation vs Prateek Gattani et al	Closed/Inactive	Breach of Contract/Warranty Unlimited (06)	5/10/2024
View Case	24CV438624	CompuSoft Integrated Solutions, Inc. et al vs IDC Technologies, Inc.	Active	Breach of Contract/Warranty Unlimited (06)	5/8/2024
View Case	24CV438688	Metrix IT Solutions Inc. vs Prateek Gattani et al	Closed/Inactive	Breach of Contract/Warranty Unlimited (06)	5/8/2024
View Case	24CV438689	Camelot Integrated Solutions, Inc. vs Prateek Gattani et al	Closed/Inactive	Breach of Contract/Warranty Unlimited (06)	5/8/2024
View Case	24CV438364	Promatrix Corp vs IDC Technologies, Inc.	Active	Breach of Contract/Warranty Limited (06) - 10,000 to 25,000	5/6/2024
View Case	24CV438374	Satin Solutions LLC vs IDC Technologies, Inc.	Active	Breach of Contract/Warranty Limited (06) - under 10,000	5/6/2024
View Case	24CV438513	Next Gen Software Solutions LLC vs Prateek Gattani et al	Active	Breach of Contract/Warranty Unlimited (06)	5/6/2024
View Case	24CV438525	Endeavour Technologies Inc., a Virginia corporation vs Prateek Gattani et al	Closed/Inactive	Breach of Contract/Warranty Unlimited (06)	5/6/2024
View Case	24CV437975	Microinfo, Inc. vs Prateek Gattani et al	Closed/Inactive	Breach of Contract/Warranty Unlimited (06)	5/3/2024
View Case	24CV437981	Oriontek Inc, a New Jersey corporation vs Prateek Gattani et al	Closed/Inactive	Breach of Contract/Warranty Unlimited (06)	5/3/2024

← 24CV437804

View	Case Number	Case Style	Case Status	Case Type	Filing Date
View Case	24CV4378[illegible]	Smartteq Solutions LLC vs Prateek Gattani et al	Closed/Inactive	Breach of Contract/Warranty Unlimited (06)	5/2/2024
View Case	24CV437856	Intellectt inc., a New Jersey corporation vs Prateek Gattani et al	Closed/Inactive	Breach of Contract/Warranty Unlimited (06)	5/2/2024
View Case	24CV436872	Alexander Trosset vs Meenakshi Bhakary et al	Active	Breach of Contract/Warranty Limited (06) - 10,000 to 25,000	4/29/2024
View Case	24CV437614	Celoristech LLC vs Prateek Gattani et al	Closed/Inactive	Breach of Contract/Warranty Unlimited (06)	4/29/2024
View Case	24CV437616	Ardor IT Solutions Inc. vs Prateek Gattani et al	Closed/Inactive	Breach of Contract/Warranty Unlimited (06)	4/29/2024
View Case	24CV436955	TECHIE BRAINS INCORPORATED, an Illinois corporation vs Prateak Gattani et al	Active	Breach of Contract/Warranty Unlimited (06)	4/26/2024
View Case	24CV437030	CAT TECHNOLOGY, INC. vs Prateek Gattani et al	Closed/Inactive	Breach of Contract/Warranty Unlimited (06)	4/26/2024
View Case	24CV436459	Chadwick Riley Corporation vs IDC Technologies, Inc.	Active	Breach of Contract/Warranty Unlimited (06)	4/23/2024
View Case	24CV436475	WALL STREET CONSULTING SERVICES LLC., a New Jersey limited liability company vs Prateek Gattani at al	Active	Breach of Contract/Warranty Unlimited (06)	4/23/2024
View Case	24CV436004	FNR Solutions Inc. vs Prateek Gattani et al	Active	Breach of Contract/Warranty Limited (06) - 10,000 to 25,000	4/22/2024
View Case	24CV436407	Skilltuna Technologies Inc vs IDC Technologies, Inc.	Active	Breach of Contract/Warranty Unlimited (06)	4/22/2024
View Case	24CV436417	James Remmell Corp. vs IDC Technologies, Inc.	Active	Breach of Contract/Warranty Limited (06) - 10,000 to 25,000	4/22/2024
View Case	24CV436450	GP Technologies LLC vs IDC Technologies, Inc.	Active	Breach of Contract/Warranty Limited (06) - 10,000 to 25,000	4/22/2024
View Case	24CV436325	Volto Consulting and Services LLC vs IDC Technologies, Inc.	Open	Unlimited Rule 3.740 Collections (09)	4/19/2024
View Case	24CV435519	SP Tech Resources, Inc. vs Prateek Gattani et al	Closed/Inactive	Breach of Contract/Warranty Unlimited (06)	4/16/2024

24CV434952

View	Case Number	Case Style	Case Status	Case Type	Filing Date
View Case	24CV4347[illegible]	Global Visse, Inc., a Florida corporation vs Prateek Gattani et al	Closed/Inactive	Breach of Contract/Werranty Unlimited (06)	4/8/2024
View Case	24CV433682	IT Division, Inc. vs IDC Technologies, Inc.	Active	Breach of Contract/Warranty Limited (06) - 10,000 to 25,000	3/22/2024
View Case	24CV433651	Denken Solutions, Inc. vs IDC Technologies, Inc.	Active	Breach of Contract/Warranty Unlimited (06)	3/21/2024
View Case	23SC090927	Paramvir Singh vs IDC technologies	Dismissed	Small Claims $0 - $1500	12/4/2023
View Case	23CV411866	FIRST TEK, INC. vs IDC TECHNOLOGIES, INC.	Closed/Inactive	Breach of Contract/Warranty Unlimited (06)	2/14/2023
View Case	23SC088864	Stanley Alexander, Jr. vs IDC Technologies	Dismissed	Small Claims $5,001 - $10,000	2/6/2023
View Case	21CV392365	Jennifer Harris vs IDC Technologies, Inc.	Closed/Inactive	Enforcement of Judgment Limited (20) - 10,000 - 25,000	12/15/2021
View Case	21CV366773	HESS BOWER ADAMS-HESS vs IDC TECHNOLOGIES, INC.	Closed/Inactive	Other Collections Unlimited (09)	8/6/2021
View Case	20CV370947	450 Management, Co. LLC et al vs IDC Technology Inc.	Closed/Inactive	Enforcement of Judgment Unlimited (20)	9/29/2020
View Case	19CV359203	INNOVA CONSULTING SERVICES LLC vs IDC TECHNOLOGIES, INC.	Closed/Inactive	Breach of Contract/Warranty Unlimited (06)	11/25/2019
View Case	19CV355205	Software Guidance & Assistance, Inc vs IDC Technologies, Inc	Closed/Inactive	Other Collections Unlimited (09)	9/17/2019
View Case	19CV353205	IDC Technologies, Inc. vs Austin Bell Sr	Closed/Inactive	Breach of Contract/Warranty Unlimited (06)	8/13/2019
View Case	19CV347501	IDC Technologies, Inc. et al vs Derek Smith	Closed/Inactive	Breach of Contract/Warranty Unlimited (06)	5/3/2019
View Case	19CV347501	IDC Technologies, Inc. et al vs Derek Smith	Closed/Inactive	Breach of Contract/Warranty Unlimited (06)	5/3/2019
View Case	19CV347501	IDC Technologies, Inc. et al vs Derek Smith	Closed/Inactive	Breach of Contract/Warranty Unlimited (06)	5/3/2019
View Case	19CV345220	IDC Technologies, Inc. vs Duan Neal	Closed/Inactive	Breach of Contract/Warranty Unlimited (06)	3/26/2019
View Case	18CV340010	FIRST TEK INC. et al vs IDC TECHNOLOGIES, INC.	Closed/Inactive	Breach of Contract/Warranty Unlimited (06)	12/26/2018

View	Case Number	Case Style	Case Status	Case Type	Filing Date
View Case	18CV327581	FIRST TEK, INC. vs IDC TECHNOLOGIES, INC.	Closed/Inactive	Breach of Contract/Warranty Unlimited (06)	5/2/2018
View Case	18CV326089	IDC Technologies, Inc. vs Brandon Burrell	Closed/Inactive	Other Contract Unlimited (37)	4/2/2018
View Case	17CV309245	Pradeep Bhatia vs IDC Technologies, Inc.	Closed/Inactive	Enforcement of Judgment Unlimited (20)	4/28/2017
View Case	16CV299197	IDC Technologies, Inc. vs BSA Productions, LLC et al	Closed/Inactive	Other Contract Unlimited (37)	8/26/2016
View Case	2015-1-CV-288617	Vishal Gobhil et al vs IDC Technologies, Inc. ("IDC") et al	Conditional Settlement	Wrongful Termination Unlimited (36)	12/2/2015
View Case	2015-1-CV-288617	Vishal Gobhil et al vs IDC Technologies, Inc. ("IDC") et al	Conditional Settlement	Wrongful Termination Unlimited (36)	12/2/2015
View Case	2014-1-CV-263624	SRS Consulting, Inc. vs IDC Technologies, Inc., et al	Closed/Inactive	Breach of Contract/Warranty Unlimited (06)	4/10/2014
View Case	2013-1-CV-246926	B. Ramamurthy Vs Cisco Systems, Inc., Et Al	Active	Other Employment Unlimited (15)	5/24/2013
View Case	2012-1-CV-222116	IDC Technologies, INC. vs Neelinfo, INC	Closed/Inactive	Petition re:Arbitration Award Unlimited (11)	4/9/2012
View Case	2012-1-CV-217867	A1 Kaiser, Inc. vs IDC Technologies, Inc.	Closed/Inactive	Other Collections Unlimited (09)	2/1/2012
View Case	2010-1-CV-187951	Agama Solutions, Inc. vs Idc Technologies, Inc.	Closed/Inactive	Other Collections Unlimited (09)	11/19/2010
View Case	2005-1-CV-045826	Amodeo Vs IDC Technologies	Closed/Inactive	Other Employment Unlimited (15)	7/26/2005

18cv 327581

Showing 1 to 222 of 222 entries

Previous 1 Next

Go Back To Search

CSC
www.cscglobal.com

CSC - Springfield
801 Adlai Stevenson Drive
Springfield IL, 62703-4261
800-877-2556
217-544-4657 (Fax)

Matter#	091318-00004	**Order#**	118663-1
Project Id:		**Order Date:**	04/07/2025
Additional Reference:			

Subject:	**IDC Technologies Inc.**
Jurisdiction:	**NY - Secretary Of State**
Request for:	**UCC Debtor**
Thru Date:	**March 25, 2025**
Result:	**Clear**
Request for:	**State Tax Lien**
Thru Date:	**April 04, 2025**
Result:	**Clear**
Request for:	**Federal Tax Lien**
Thru Date:	**March 25, 2025**
Result:	**Clear**

Ordered by ZLATA FAYER at EPSTEIN BECKER & GREEN, P.C.

Thank you for using CSC. For real-time 24 hour access to the status of any order placed with CSC, access our website at www.cscglobal.com.

If you have any questions concerning this order or CSCGlobal, please feel free to contact us.

April Truter
April.Truter@cscglobal.com

CSC

www.cscglobal.com

CSC- Ewing
Suite 160
100 Princeton South Corporate Center
Ewing, NJ 08628
800-631-2155
609-530-0877 (Fax)

Matter# 091318-00004
Project Id :

Order# 118663-1
Order Date 04/07/2025

Subject:	**IDC TECHNOLOGIES INC.**
Jurisdiction:	**NY - SECRETARY OF STATE**
Request for:	**UCC Debtor Search**
Thru Date:	**March 25, 2025**
Result:	**Clear**

Ordered by ZLATA FAYER at EPSTEIN BECKER & GREEN, P.C.

Thank you for using CSC. For real-time 24 hour access to the status of any order placed with CSC, access our website at www.cscglobal.com.

If you have any questions concerning this order or CSCGlobal, please feel free to contact us.

April Truter
April.Truter@cscglobal.com

CSC

www.cscglobal.com

CSC- Ewing
Suite 160
100 Princeton South Corporate Center
Ewing, NJ 08628
800-631-2155
609-530-0877 (Fax)

Matter#	091318-00004	**Order#**	118663-1
Project Id :		**Order Date**	04/07/2025

Subject:	**IDC TECHNOLOGIES INC.**
Jurisdiction:	**NY - U.S. EASTERN DISTRICT COURT**
Request for:	**Federal Judgment Search**
Thru Date:	**April 03, 2025**
Result:	**Clear**

Ordered by ZLATA FAYER at EPSTEIN BECKER & GREEN, P.C.

Thank you for using CSC. For real-time 24 hour access to the status of any order placed with CSC, access our website at www.cscglobal.com.

If you have any questions concerning this order or CSCGlobal, please feel free to contact us.

April Truter
April.Truter@cscglobal.com

CSC
www.cscglobal.com

CSC - Springfield
801 Adlai Stevenson Dr
Springfield IL, 62703-4261
800-877-2556
217-544-4657 (Fax)

Matter#	091318-00004	**Order#**	118663-1
Project Id:		**Order Date:**	04/07/2025
Additional Reference:			

Subject:	**IDC Technologies Inc.**
Jurisdiction:	**NY - Kings County**
Request for:	**UCC Debtor**
Thru Date:	**March 31, 2025**
Result:	**Clear**
Request for:	**State Tax Lien**
Thru Date:	**March 31, 2025**
Result:	**Clear**
Request for:	**Federal Tax Lien**
Thru Date:	**March 31, 2025**
Result:	**Clear**
Request for:	**Local Judgment**
Thru Date:	**March 31, 2025**
Result:	**Clear**

Ordered by ZLATA FAYER at EPSTEIN BECKER & GREEN, P.C.

Thank you for using CSC. For real-time 24 hour access to the status of any order placed with CSC, access our website at www.cscglobal.com.

If you have any questions concerning this order or CSCGlobal, please feel free to contact us.

April Truter
April.Truter@cscglobal.com

CSC

www.cscglobal.com

CSC- Ewing
Suite 160
100 Princeton South Corporate Center
Ewing, NJ 08628
800-631-2155
609-530-0877 (Fax)

Matter#	091318-00004	**Order#**	118663-1
Project Id :		**Order Date**	04/07/2025

Subject:	**IDC TECHNOLOGIES INC.**
Jurisdiction:	**NY - KINGS COUNTY**
Request for:	**UCC Debtor Search**
Thru Date:	**March 31, 2025**
Result:	**Clear**

Ordered by ZLATA FAYER at EPSTEIN BECKER & GREEN, P.C.

Thank you for using CSC. For real-time 24 hour access to the status of any order placed with CSC, access our website at www.cscglobal.com.

If you have any questions concerning this order or CSCGlobal, please feel free to contact us.

April Truter
April.Truter@cscglobal.com

CSC

www.cscglobal.com

CSC- Ewing
Suite 160
100 Princeton South Corporate Center
Ewing, NJ 08628
800-631-2155
609-530-0877 (Fax)

Matter#	091318-00004	**Order#**	118663-1
Project Id :		**Order Date**	04/07/2025

Subject:	**IDC TECHNOLOGIES INC.**
Jurisdiction:	**NY - KINGS COUNTY**
Request for:	**Local Judgment Search**
Thru Date:	**March 31, 2025**
Result:	**Clear**

Ordered by ZLATA FAYER at EPSTEIN BECKER & GREEN, P.C.

Thank you for using CSC. For real-time 24 hour access to the status of any order placed with CSC, access our website at www.cscglobal.com.

If you have any questions concerning this order or CSCGlobal, please feel free to contact us.

April Truter
April.Truter@cscglobal.com

CSC

www.cscglobal.com

CSC- Ewing
Suite 160
100 Princeton South Corporate Center
Ewing, NJ 08628
800-631-2155
609-530-0877 (Fax)

Matter#	091318-00004	**Order#**	118663-1
Project Id :		**Order Date**	04/07/2025

Subject:	**IDC TECHNOLOGIES INC.**
Jurisdiction:	**NY - KINGS SUPREME COURT**
Request for:	**Local Judgment Search**
Thru Date:	**March 31, 2025**
Result:	**Clear**

Ordered by ZLATA FAYER at EPSTEIN BECKER & GREEN, P.C.

Thank you for using CSC. For real-time 24 hour access to the status of any order placed with CSC, access our website at www.cscglobal.com.

If you have any questions concerning this order or CSCGlobal, please feel free to contact us.

April Truter
April.Truter@cscglobal.com

CSC

www.cscglobal.com

CSC- Ewing
Suite 160
100 Princeton South Corporate Center
Ewing, NJ 08628
800-631-2155
609-530-0877 (Fax)

Matter# 091318-00004 **Order#** 118663-1
Project Id : **Order Date** 04/07/2025

Subject:	**IDC TECHNOLOGIES INC.**
Jurisdiction:	**NY - NEW YORK STATE COURTS ELECTRONIC FILING SYSTEM**
Request for:	**Local Judgment Search**
Thru Date:	**April 07, 2025**
Result:	**Clear**

Ordered by ZLATA FAYER at EPSTEIN BECKER & GREEN, P.C.

Thank you for using CSC. For real-time 24 hour access to the status of any order placed with CSC, access our website at www.cscglobal.com.

If you have any questions concerning this order or CSCGlobal, please feel free to contact us.

April Truter
April.Truter@cscglobal.com

SCHEDULE 8.03

EXISTING INVESTMENTS

Lyneer Borrowers

None.

IDC

None.

SCHEDULE 8.08

EXISTING TRANSACTIONS

Lyneer Borrowers

None.

IDC

1. IDC Technologies (Canada)/Technologies IDC (Canada) Inc. – overhead allocation agreement.

2. IDC Technologies Solutions (India) Pvt. Ltd. – back office agreement.

Schedule 11.02
Addresses for Notices

BORROWERS:

If to IDC:

IDC Technologies, Inc.
920 Hillview Court
Suite 250
Milpitas, California 95035
Attention: Prateek Gattani
Email: pat@idctechnologies.com

with a copy (which shall not constitute notice) to:

Epstein Becker Green
150 College Road West, Suite 301
Princeton, New Jersey 08540
Attention: Andrew Kaplan
Email: ANKaplan@ebglaw.com

If to any Lyneer Borrower:

c/o Atlantic International Inc.
270 Sylvan Avenue, Suite 2230
Englewood Cliffs, New Jersey 07632
Attention: Michael Tenore
Email: mstenore@atlantic-international.com

with a copy (which shall not constitute notice) to:

Davidoff Hutcher & Citron LLP
605 Third Avenue, 34th Floor
New York, New York 10158
Attention: Elliot H. Lutzker
Email: ehl@dhclegal.com

[Schedule continues on next page.]

AGENT OR LENDERS:

SPP CREDIT ADVISORS LLC
550 5th Avenue, 12th Floor
New York, New York 10036
Attention: Todd Kumble
E-Mail: tkumble@sppcapital.com

with a copy (which shall not constitute notice) to:

Dorsey & Whitney LLP
200 Crescent Ct., Suite 1600
Dallas, Texas 75201
Attention: Larry Makel
Email: makel.larry@dorsey.com

Exhibit A
Form of Term Loan Note

See attached.

EXHIBIT A

FORM OF
[AMENDED AND RESTATED] TERM LOAN NOTE

[___], 20__

FOR VALUE RECEIVED, each of the undersigned (the "Borrowers") hereby, jointly and severally, promises to pay to ___________ or registered assigns (the "Lender"), in accordance with the provisions of the Agreement (as hereinafter defined), the principal amount of each Loan from time to time made by the Lender to the Borrowers under that certain Amended and Restated Loan Agreement, dated as of April 29, 2025 (as amended, restated, extended, supplemented or otherwise modified in writing from time to time, the "Agreement"; the terms defined therein being used herein as therein defined), among the Borrowers, the Guarantors party thereto, the Lenders from time to time party thereto, and SPP CREDIT ADVISORS LLC, as Agent.

Each Borrower, jointly and severally, promises to pay interest on the unpaid principal amount of each Loan from the date of such Loan until such principal amount is paid in full, at such interest rates and at such times as provided in the Agreement. All payments of principal and interest shall be made to the Agent for the account of the Lender in Dollars in immediately available funds at the Agent's Office. If any amount is not paid in full when due hereunder, such unpaid amount shall bear interest, to be paid upon demand, from the due date thereof until the date of actual payment (and before as well as after judgment) computed at the per annum rate set forth in the Agreement.

This [Amended and Restated] Term Loan Note (this "Note") is one of the "Notes" referred to in the Agreement, is entitled to the benefits thereof and may be prepaid in whole or in part subject to the terms and conditions provided therein. This Note is also is secured by the Collateral. Upon the occurrence and continuation of one or more of the Events of Default specified in the Agreement, all amounts then remaining unpaid on this Note shall become, or may be declared to be, immediately due and payable all as provided in the Agreement. Loans made by the Lender shall be evidenced by one or more loan accounts or records maintained by the Lender in the ordinary course of business. The Lender may also attach schedules to this Note and endorse thereon the date, amount and maturity of its Loans and payments with respect thereto.

Each Borrower, for itself, its successors and assigns, hereby waives diligence, presentment, protest and demand and notice of protest, demand, dishonor and non-payment of this Note.

[This Note amends, restates and replaces that certain Term Loan Note (the "Prior Note"), dated as of August 31, 2021, made by each of the Persons signatory thereto to Lender. The Loans outstanding under the Prior Note shall continue in all respects, and this Note shall not be deemed to evidence a novation or a repayment and reborrowing of amounts outstanding under the Prior Note.]

THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

BORROWERS:

IDC TECHNOLOGIES, INC.

By: ________________________________
Name: ________________________________
Title: ________________________________

LYNEER INVESTMENTS, LLC

By: ________________________________
Name: ________________________________
Title: ________________________________

LYNEER HOLDINGS, INC.

By: ________________________________
Name: ________________________________
Title: ________________________________

LYNEER STAFFING SOLUTIONS, LLC

By: ________________________________
Name: ________________________________
Title: ________________________________

LOANS AND PAYMENTS WITH RESPECT THERETO

Date	Amount of Loan Made	Amount of Principal or Interest Paid This Date	Outstanding Principal Balance This Date	Notation Made By

Exhibit B
Form of Compliance Certificate

See attached.

EXHIBIT B

FORM OF COMPLIANCE CERTIFICATE

Financial Statement Date: ___________________, _____

To: SPP CREDIT ADVISORS LLC, Agent

Ladies and Gentlemen:

Reference is made to that certain Amended and Restated Loan Agreement, dated as of April 29, 2025 (as amended, restated, extended, supplemented or otherwise modified in writing from time to time, the "Agreement"; the terms defined therein being used herein as therein defined), among Lyneer Staffing Solutions, LLC, a Delaware limited liability company (the "Borrower Agent"), and the other borrowers party thereto (together with the Borrower Agent, collectively, the "Borrowers"), the Guarantors from time to time party thereto, the Lenders from time to time party thereto, and SPP CREDIT ADVISORS LLC, as Agent.

The undersigned Responsible Officer hereby certifies as of the date hereof that he/she is the _____________________________ of the Borrower Agent, and that, as such, he/she is authorized to execute and deliver this Certificate to the Agent on the behalf of the Borrowers, and that:

*[Use following paragraph 1 for fiscal **year-end** financial statements]*

1. Attached hereto as Schedule 1 are the year-end audited financial statements required by Section 7.01(a) of the Agreement for the fiscal year of the Borrower Agent ended as of the above date, together with the report and opinion of an independent certified public accountant required by such section.

*[Use following paragraph 1 for fiscal **quarter-end** financial statements]*

1. Attached hereto as Schedule 1 are the unaudited financial statements required by Section 7.01(b) of the Agreement for the Fiscal Quarter of the Consolidated Group ended as of the above date. Such financial statements fairly present the financial condition, results of operations, shareholders equity and cash flows of the Consolidated Group in accordance with GAAP as at such date and for such period, subject only to normal year-end adjustments and the absence of footnotes.

*[Use following paragraph 1 for fiscal **month-end** financial statements]*

1. Attached hereto as Schedule 1 are the (i) unaudited financial statements required by Section 7.01(c) of the Agreement for the calendar month ended as of the above date which fairly present the financial condition, results of operations, shareholders equity and cash flows of the Consolidated Group in accordance with GAAP as at such date and for such period, subject only to normal year-end adjustments and the absence of footnotes, (ii) a summary of amounts owed or payable to the PEO under or in connection with the PEO Agreement for the calendar month ended as of the above date, (iii) management discussion and analysis with respect to such financials, (iv) analysis, documentation and other responsive information regarding key performance indicators, as applicable and (v) a list of the top 10 customers by revenue of the Lyneer Borrowers and substantiated updates regarding the sales pipeline of the Lyneer Borrowers.

2. The undersigned has reviewed and is familiar with the terms of the Agreement and has made, or has caused to be made under his/her supervision, a detailed review of the transactions and

condition (financial or otherwise) of the Consolidated Group during the accounting period covered by the attached financial statements.

3. A review of the activities of the Consolidated Group during such fiscal period has been made under the supervision of the undersigned with a view to determining whether during such fiscal period the Consolidated Group performed and observed all its Obligations under the Loan Documents, and

[select one:]

[to the best knowledge of the undersigned during such fiscal period, each Borrower performed and observed each covenant and condition of the Loan Documents applicable to it, and no Default has occurred and is continuing.]

--or--

[the following covenants or conditions have not been performed or observed and the following is a list of each such Default and its nature and status:]

[Use following paragraph 4 for fiscal ***quarter-end*** *financial statements]*

4. The combined aggregate amount of the Consolidated EBITDA attributable to all Excluded Subsidiaries

[select one:]

[does not exceed $1,500,000, as of the last day of the most recently ended Fiscal Quarter.]

--or--

[exceeds $1,500,000, as of the last day of the most recently ended Fiscal Quarter and the Consolidated EBITDA attributable to each Excluded Subsidiary is:][1]

5. The representations and warranties of the Loan Parties contained in Article VI of the Agreement, and any representations and warranties of the Loan Parties that are contained in any document furnished at any time under or in connection with the Loan Documents, are true and correct on and as of the date hereof, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they are true and correct as of such earlier date, and except that for purposes of this Compliance Certificate, the representations and warranties contained in subsections (a) and (b) of Section 6.05 of the Agreement shall be deemed to refer to the most recent statements furnished pursuant to clauses (a) and (b), respectively, of Section 7.01 of the Agreement, including the statements in connection with which this Compliance Certificate is delivered.

6. The financial covenant analyses and information set forth on Schedule 2 attached hereto are true and accurate on and as of the date of this Certificate.

[1] For verification of Foreign Security Trigger Event under Section 7.14(b).

IN WITNESS WHEREOF, the undersigned has executed this Certificate as of ___________________________, _____.

LYNEER STAFFING SOLUTIONS, LLC,
as Borrower Agent

By: ______________________________
Name: ______________________________
Title: ______________________________

For the four Fiscal Quarter period ended __________________________ ("Statement Date")

SCHEDULE 2
to the Compliance Certificate
($ in 000's)

I. Section 8.12(b)(i) – Consolidated Fixed Charge Coverage Ratio.

A. Consolidated EBITDA with respect to the Lyneer Loan Parties Consolidated Group, on a consolidated basis in accordance with GAAP applied on a consistent basis:

1. EBITDA, as determined on a Consolidated basis in accordance with GAAP applied on a consistent basis: $ ______________

2. Restricted Payments directly or indirectly paid by any Lyneer Loan Party to Atlantic International (which for any month ending on or before March 31, 2025 shall be deemed to be $250,000 per month): $ ______________

3. Consolidated EBITDA (Lines A.1. - A.2.): $ ______________

B. Consolidated Fixed Charges for the trailing twelve consecutive Fiscal Months ending on above Statement Date ("Subject Period"):

1. Consolidated Interest Charges paid or required to be paid in cash during Subject Period: $ ______________

2. All principal repayments of Consolidated Specified Indebtedness made or required to be paid thereby during Subject Period: $ ______________

3. The aggregate amount of federal, state, local and foreign income taxes paid in cash, in each case, of or by the Consolidated Group for Subject Period: $ ______________

4. All Restricted Payments made in cash for Subject Period: $ ______________

5. Consolidated Fixed Charges (Lines B.1.+ B.2. + B.3. + B.4.): $ ______________

C. Consolidated Fixed Charge Coverage Ratio (Line A.3. ÷ Line B.5.): to 1.00 ________ *to 1.00*

Minimum Required: ________ *to 1.00*

II. Section 8.12(b)(ii) – Consolidated Specified Leverage Ratio

A. Consolidated Specified Indebtedness: $ ______________

B. Consolidated EBITDA (Line I.A.3.): ______________

C. Consolidated Senior Leverage Ratio (Line A. ÷ Line B.) ________ *to 1.00*

Minimum Required: ________ *to 1.00*

Exhibit C
Form of Assignment and Assumption Agreement

See attached.

EXHIBIT C

ASSIGNMENT AND ASSUMPTION

This Assignment and Assumption (this "Assignment and Assumption") is dated as of the Effective Date set forth below and is entered into by and between [the][each] Assignor identified in item 1 below ([the][each, an] "Assignor") and [the][each] Assignee identified in item 2 below ([the][each, an] "Assignee"). [It is understood and agreed that the rights and obligations of [the Assignors][the Assignees] hereunder are several and not joint.] Capitalized terms used but not defined herein shall have the meanings given to them in the Amended and Restated Loan Agreement identified below (the "Loan Agreement"), receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions ("the Standard Terms and Conditions") set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set forth herein in full.

For an agreed consideration, [the][each] Assignor hereby irrevocably sells and assigns to [the Assignee][the respective Assignees], and [the][each] Assignee hereby irrevocably purchases and assumes from [the Assignor][the respective Assignors], subject to and in accordance with the Standard Terms and Conditions and the Loan Agreement, as of the Effective Date inserted by the Agent as contemplated below (i) all of [the Assignor's][the respective Assignors'] rights and obligations in [its capacity as a Lender][their respective capacities as Lenders] under the Loan Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of [the Assignor][the respective Assignors] under the respective facilities identified below (including, without limitation, the Letters of Credit included in such facilities) and (ii) to the extent permitted to be assigned under applicable law, all claims, suits, causes of action and any other right of [the Assignor (in its capacity as a Lender)][the respective Assignors (in their respective capacities as Lenders)] against any Person, whether known or unknown, arising under or in connection with the Loan Agreement, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned by [the][any] Assignor to [the][any] Assignee pursuant to clauses (i) and (ii) above being referred to herein collectively as [the][an] "Assigned Interest"). Each such sale and assignment is without recourse to [the][any] Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by [the][any] Assignor.

1. Assignor: ______________________________

2. Assignee: ______________________________
   [for each Assignee, indicate [Affiliate][Approved Fund] of [Identify Lender]]

3. Borrowers: ______________________ and certain borrowing Subsidiaries

4. Agent: SPP Credit Advisors LLC, as the agent under the Loan Agreement (defined herein).

5. Loan Agreement: Amended and Restated Loan Agreement, dated as of April 29, 2025, among IDC Technologies, Inc., Lyneer Staffing Solutions, LLC, the other Borrowers party thereto, the Guarantors party thereto, the Lenders from time to time party thereto, and SPP Credit Advisors LLC, as Agent.

6. Assigned Interest:

Assignor[s][1]	**Assignee[s]**[2]	**Aggregate Amount of Loans for all Lenders**[3]	**Amount of Loans Assigned***	**Percentage Assigned of Loans**[4]	**CUSIP Number**
		$	$	%	
		$	$	%	
		$	$	%	

7. Trade Date: ____]

Effective Date: ________________________, 20__ [TO BE INSERTED BY AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

The terms set forth in this Assignment and Assumption are hereby agreed to:

ASSIGNOR

[NAME OF ASSIGNOR]

By: ______________________________________
Title: ______________________________________

ASSIGNEE

[NAME OF ASSIGNEE]

By: ______________________________________
Title: ______________________________________

---

[1] List each Assignor, as appropriate.

[2] List each Assignee, as appropriate.

[3] Amounts in this column and in the column immediately to the right to be adjusted by the counterparties to take into account any payments or prepayments made between the Trade Date and the Effective Date.

[4] Set forth, to at least 9 decimals, as a percentage of the Loans of all Lenders thereunder.

[Consented to and] Accepted:

SPP CREDIT ADVISORS LLC, as Agent

By: ________________________________
Title: ________________________________

[Consented to:]

LYNEER STAFFING SOLUTIONS, LLC

By: ________________________________
Title: ________________________________

ANNEX 1 TO ASSIGNMENT AND ASSUMPTION
STANDARD TERMS AND CONDITIONS FOR
ASSIGNMENT AND ASSUMPTION

1. Representations and Warranties.

1.1. Assignor. [The][Each] Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of [the][[the relevant] Assigned Interest, (ii) [the][such] Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Loan Agreement or any other Loan Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any collateral thereunder, (iii) the financial condition of the Borrowers, any of their Subsidiaries or Affiliates or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by the Borrowers, any of their Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Loan Document.

1.2. Assignee. [The][Each] Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Loan Agreement, (ii) it meets all the requirements to be an assignee under the Loan Agreement (subject to such consents, if any, as may be required under the Loan Agreement), (iii) from and after the Effective Date, it shall be bound by the provisions of the Loan Agreement as a Lender thereunder and, to the extent of [the][the relevant] Assigned Interest, shall have the obligations of a Lender thereunder, (iv) it is sophisticated with respect to decisions to acquire assets of the type represented by [the][such] Assigned Interest and either it, or the Person exercising discretion in making its decision to acquire [the][such] Assigned Interest, is experienced in acquiring assets of such type, (v) it has received a copy of the Loan Agreement, and has received or has been accorded the opportunity to receive copies of the most recent financial statements delivered pursuant to Section 7.01 thereof, as applicable, and such other documents and information as it deems appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase [the][such] Assigned Interest, (vi) it has, independently and without reliance upon the Agent or any other Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Assignment and Assumption and to purchase [the][such] Assigned Interest, and (vii) if it is a Foreign Lender, attached hereto is any documentation required to be delivered by it pursuant to the terms of the Loan Agreement, duly completed and executed by [the][such] Assignee; and (b) agrees that (i) it will, independently and without reliance upon the Agent, [the][any] Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents, and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender.

2. Payments. From and after the Effective Date, the Agent shall make all payments in respect of [the][each] Assigned Interest (including payments of principal, interest, fees and other amounts) to [the][the relevant] Assignor for amounts which have accrued to but excluding the Effective Date and to [the][the relevant] Assignee for amounts which have accrued from and after the Effective Date.

3. General Provisions. This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns. This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one

instrument. Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption. This Assignment and Assumption shall be governed by, and construed in accordance with, the law of the State of New York.